Confidential draft submitted on May 23, 2025
This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FIGMA, INC.
(Exact name of registrant as specified in its charter)

Delaware	7372	46-2843087
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

760 Market Street, Floor 10
San Francisco, California 94102
(415) 890-5404
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Dylan Field
Chair of the Board of Directors, Chief Executive Officer, and President
760 Market Street, Floor 10
San Francisco, California 94102
(415) 890-5404
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Michael T. Esquivel Ran D. Ben-Tzur Jennifer J. Hitchcock Aman D. Singh Chance L. Goldberg Fenwick & West LLP Silicon Valley Center 801 California Street Mountain View, California 94041 (650) 988-8500	Brendan Mulligan Amanda Westendorf Brendan Brown Figma, Inc. 760 Market Street, Floor 10 San Francisco, California 94102 (415) 890-5404	Richard A. Kline Richard Kim Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, or Securities Act, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we and the selling stockholders are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED         , 2025
PRELIMINARY PROSPECTUS
 Shares
Figma, Inc.
Class A Common Stock

This is the initial public offering of shares of Class A common stock of Figma, Inc. We are offering          shares of our Class A common stock and the selling stockholders identified in this prospectus are offering           shares of our Class A common stock in this offering.
Prior to this offering, there has been no public market for our Class A common stock. We will not receive any proceeds from the sale of shares of Class A common stock by any of the selling stockholders. We expect that the initial public offering price per share of our Class A common stock will be between $      and $     per share.
We intend to apply to list our Class A common stock on the New York Stock Exchange (“NYSE”) under the symbol “FGMA.”
Following this offering, we will have three series of authorized common stock, Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of our Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote per share. Each share of our Class B common stock is entitled to 15 votes per share and is convertible into one share of our Class A common stock. Each share of Class C common stock has no voting rights, except as otherwise required by law, and, subject to satisfaction of certain conditions as described herein, is convertible into one share of our Class A common stock. Immediately following the completion of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any, Dylan Field, our Chair of our Board of Directors, Chief Executive Officer, and President, will hold or have the ability to control approximately              % of the voting power of our outstanding capital stock, including      % of the voting power pursuant to an irrevocable proxy granted by Evan Wallace, our other co-founder, and the Wu-Wallace Family Trust, an affiliate of Mr. Wallace, to Mr. Field (the “Wallace Proxy”). As a result, following this offering, Mr. Field will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction.
We are an “emerging growth company” as defined under the federal securities laws. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies regarding our financial statements and executive compensation arrangements.
Investing in our Class A common stock involves risks. See the section titled “Risk Factors” beginning on page 26 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling stockholders	$	$
__________________
(1)See the section titled “Underwriters” for a description of the compensation payable to the underwriters.
The underwriters have the option for a period of 30 days from the date of this prospectus to purchase up to an additional          shares of our Class A common stock from us to cover over-allotments, if any, at the initial public offering price less underwriting discounts and commissions.
The underwriters expect to deliver the shares of our Class A common stock to purchasers on or about         , 2025.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	ALLEN & COMPANY LLC
Prospectus dated             , 2025

Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses filed with the Securities and Exchange Commission (the “SEC”). Neither we, the selling stockholders, nor any of the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We and the selling stockholders are offering to sell, and seeking offers to buy, the shares of Class A common stock offered hereby only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of our Class A common stock. Our business, operating results, financial condition, and future prospects may have changed since that date.
For investors outside the United States: Neither we, the selling stockholders, nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.
Unless otherwise indicated, the terms “Figma,” the “company,” “we,” “us,” and “our” refer to Figma, Inc. and our subsidiaries.
i

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Class A common stock. This summary contains forward-looking statements that involve risks and uncertainties. You should carefully read this prospectus in its entirety before investing in our Class A common stock, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Special Note Regarding Forward-Looking Statements,” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
Overview
Figma is where teams come together to turn ideas into the world’s best digital products and experiences.
Every day, billions of people around the world use apps, websites, and other digital experiences that are made in Figma. They’re looking up directions on Google Maps; requesting rides with Uber; catching up on work in Slack; ordering food through DoorDash; asking questions of Claude; or streaming games and live entertainment on Twitch.
Behind each of these products is a cross-functional team responsible for bringing them to life. In Figma, designers work alongside developers, product managers (“PMs”), researchers, marketers, writers, and other non-designers who, in the three months ended March 31, 2025, made up two-thirds of our more than 13 million monthly active users.1 Together, these teams share and explore ideas, align on a vision, visualize concepts, and translate them into coded products — all on a single, connected platform that collaborators around the world can access with a URL.
Our focus on the entire lifecycle of software creation reflects both our ability to rapidly bring new products onto Figma’s browser-based platform and our belief that design spans far beyond a single step or role. We take this expansive view because design is more than how something looks, or even feels; design is also how something works — and in today’s increasingly digital-first world, what sets companies and software apart.
As AI makes software much easier to create, and as organizations across industries and geographies continue to invest heavily in digital transformation, better-designed digital products and experiences have become even more critical to a business’ success. That’s why 95% of the Fortune 500 and 78% of the Forbes Global 2000 used Figma in March 2025. These companies understand deeply that great design is what attracts and wins user loyalty, especially in a world where a business’ interactions with its customers are increasingly digital only.
Figma has been fortunate to play a part in, and benefit from, the growing global movement to elevate design and the craft of building software. Millions of people use Figma every week, often for hours a day, and as more users have come to our platform, our business has grown.
•Our revenue was $749.0 million for the year ended December 31, 2024, representing 48% year-over-year growth as compared to the year ended December 31, 2023, and our revenue was $228.2 million for the three months ended March 31, 2025, representing 46% year-over-year growth as compared to the three months ended March 31, 2024. Our four-year compounded annual revenue growth rate as of December 31, 2024 was 53%.
1       We define monthly active users as the number of unique users that access at least one of our products during a given month. A Paid Customer typically includes multiple unique users. When reporting monthly active users during a quarter or other period of time, we report the number of monthly active users during the month with the highest number of active users during such period.

•For the year ended December 31, 2024 and for the three months ended March 31, 2025, we delivered an operating margin of (117)% and 17%, respectively, and a non-GAAP operating margin of 17% and 18%, respectively. Our 2024 operating margin was impacted by our May 2024 RSU Release and 2024 Stock Option Grant (each as defined below), one-time events.
•We had a Net Dollar Retention Rate of 134% and 132% as of December 31, 2024 and as of March 31, 2025, respectively.
•For the years ended December 31, 2023 and 2024, we had net income of $737.8 million and net loss of $732.1 million, respectively, and for the three months ended March 31, 2024 and 2025, we had net income of $13.5 million and $44.9 million, respectively. In addition to our May 2024 RSU Release and 2024 Stock Options Grant, we also received a $1.0 billion termination fee in 2023 in connection with the Abandoned Merger with Adobe (as defined below).2
While Figma began as a browser-based tool for designing user interfaces, our focus has always been on helping teams turn ideas into products. We are quickly becoming the system of record for software creation at a time when software is growing exponentially. We believe the strength of our team, the breadth and flexibility of our platform, the community relationships we have built, and the enduring power of design position us well for future growth.
From design silos to software standard
Dylan Field and Evan Wallace started Figma in 2012, after they met as students at Brown University. Back then, design looked very different than it does today. Designers worked by themselves in silos across multiple tools and products. Even if they wanted to design together or with others, technological constraints and the splintered nature of the product development toolchain made collaboration a pain. The most elegant solution to share work? Huge, manually annotated files sent around as email attachments with indecipherable names like “Draft_Final_V2_FINAL_v13.”
As part of a generation that found community in multiplayer, virtual worlds and grew up on Google Docs, Dylan and Evan saw an opportunity to bring design to the browser, and in doing so, make it more open and collaborative. After experimenting with a powerful technology called WebGL, which harnesses the power of a computer’s Graphics Processing Unit (“GPU”) to render high-performance graphics in the browser, and spending three years building, testing, and iterating with users, they launched Figma. It was the first design tool that combined the accessibility of the web with the functionality and performance of a native desktop app.
Not everyone was as excited as Dylan and Evan were about this new way of working. Despite the product benefits of a more open design process — seamless version control, real-time collaboration in the file, and the ability to access designs from any browser or computer anywhere in the world — designers raised concerns that more transparency and collaboration would lead to tighter deadlines, more micro management, and an implicit loss of control over their craft. One person even said that if Figma was the future of design, they were changing careers.
2      See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding (i) certain one-time events that impacted our operating results for the years ended December 31, 2023 and 2024, including the $1.0 billion termination fee we received in 2023 in connection with the Abandoned Merger with Adobe and $889.3 million of stock-based compensation expense, net of amounts capitalized, we recognized in 2024 in connection with the May 2024 RSU Release and the 2024 Stock Option Grants, (ii) our use of non-GAAP operating margin and a reconciliation of operating margin to non-GAAP operating margin, and (iii) our definition of Net Dollar Retention Rate.

But as more designers and their teams started using Figma, they began to understand the benefits of designing together in the browser. It was more fun working collaboratively in the same file; it was also faster and more efficient to work in a single product that brought storage, asset creation, prototyping, and other parts of the design toolchain into one place. The ability to easily share work with a URL led people to bring collaborators into their files earlier, placing more emphasis on co-creation and less on the “big reveal.” It also led Figma to spread quickly within companies and design communities globally, while giving teams something they’d never had before: a single source of truth to access the most up-to-date designs.
Today, the openness and accessibility that Figma helped pioneer is no longer a novelty; it’s the expectation, a way of working that has spread across teams, tools, countries, and industries — and transformed the way products are designed and built.
From design tool to product development platform
As Figma’s open and collaborative way of working pulled more people into the design process, we expanded to serve the many roles and steps involved in going from an idea to a product in a user’s hands. The early investments we made in our browser-based platform have enabled us to rapidly introduce and monetize new products.
•In 2021, we expanded our platform to serve earlier phases of the product development lifecycle with the launch of FigJam, an online whiteboard for teams to brainstorm and ideate together. FigJam grew organically out of the unexpected ways our community was using Figma Design, our first product, to meet, connect, and brainstorm product ideas in a less structured, collaborative space. We tailored FigJam to fit this use case, creating a more welcoming and lightweight space for designers and their collaborators to meet and brainstorm what to build together — using the core principles and primitives of Figma.
•In 2023, we released Dev Mode, a dedicated space in Figma that helps teams more efficiently translate design concepts into coded products. While Figma Design is built for more freeform design exploration, Dev Mode is tailored to the very specific and structured needs of developers, who, during the three months ended March 31, 2025, made up approximately 30% of our monthly active users. Dev Mode organizes information and surfaces data like design specifications and measurements in ways that are both useful and intuitive for developers. Building on years of updates in Figma Design to bridge the gap between design and code, Dev Mode is designed to improve cross-team communication and maximize efficiency at this crucial step in the product development process.
•In 2024, we launched Figma Slides, a product for designers and their collaborators to drive alignment through better-designed and more collaborative presentations. Figma Slides was also born from an organic use case in which our users were creating millions of slide presentations in Figma Design. Seeing that pattern, a team of our employees drew up Figma Slides during our annual “Maker Week” hackathon. Figma Slides marries the visual fidelity of Figma Design with the playful interactivity of FigJam, making it easier for designers and non-designers to create powerful presentations in the same space.
•In 2025, we doubled our product portfolio with the launch of four new products: Figma Sites, Figma Make, Figma Buzz, and Figma Draw. Figma Sites is a product that lets you design a website and directly publish it to the web, with a URL of your choice. Figma Make is an AI-powered tool that turns a prompt into a fully functional prototype. Figma Buzz is a product for easily creating marketing assets (like social media assets and digital ads) at scale that are consistent with your brand or visual identity. And Figma Draw provides a dedicated space for finer vector editing required when drawing detailed iconography and product illustrations.

With the additions of these seven products over the last four years, Figma offers an increasingly end-to-end platform for teams to design, build, and ship product. Over time, we’ve seen teams adopt our platform for more and more parts of their product development journey, as evidenced by the fact that 75% of Figma customers were using at least two of our products during the three months ended March 31, 2025.
Our community has also contributed to the expansion of Figma’s platform in ways that increasingly position us at the center of software development workflows. They have created over 250,000 Community resources, including more than 10,000 plugins and widgets that allow users to customize their workspaces and speed up their workflows using Figma’s publicly-accessible application programming interfaces (“APIs”). With the help of our users and trusted partners, we have built a powerful, extensible ecosystem that keeps evolving to meet the diverse needs of a growing global community and contributes to our growth.
AI has the power to accelerate the process of going from idea to product even further by helping users of all skill levels explore and iterate on ideas more quickly, while automating rote, repetitive tasks. Over the last few years, we’ve launched AI features that help users to generate editable user interfaces with a simple prompt, rename layers in a design file with a single click, or instantly summarize sticky notes from team meetings. Figma Make is the most recent launch that shows the potential of AI to accelerate product development, as it helps users rapidly explore concepts by turning a prompt — optionally augmented with an existing design — into a working prototype within minutes. At this time, these AI features rely on off-the-shelf foundational models, though we expect developments of our own models to accelerate over time as we continue to make significant investments in AI.
Through close community ties and a relentless focus on innovation and meeting user needs, Figma has grown to serve more people and parts of the process of helping teams turn ideas into shipped products and experiences.
The opportunity ahead
In the 13 years since Figma’s founding, the amount of software in the world has exploded, and according to a Gartner® forecast, worldwide IT spending is expected to exceed $1.2 trillion in 2025. Meanwhile, generative AI has made software more ubiquitous and much easier to build, with International Data Corporation (“IDC”) estimating there will be more than 1 billion new apps in the world by 2028.3 As a platform for the many steps and roles involved in turning ideas into apps, websites, and other digital experiences, Figma is well positioned to benefit from this growth.
We believe that, in today’s world, design is more important than ever before. The explosion of software means that companies must increasingly vie for customer attention, and it is the well-crafted, thoughtfully-designed products that will stand out from the rest. In addition, companies are still in the early phases of incorporating AI into their products; there is so much innovation we expect in the years to come around designing new interfaces and interaction paradigms that are truly AI-native. Like the shifts to mobile and the cloud, we believe broader usage and adoption of new technologies will be fueled by great design.
We estimate that our total addressable market is $33 billion today across the “global workforce engaged in software design,” as identified by IDC. We calculate our total addressable market based on internal Figma data and the IDC Executive Spotlight sponsored by Figma, “Global Workforce Engaged in Software Design Expands to 144 Million by 2029.” We commissioned this
3      Per IDC, “apps are defined here as logical applications which include solutions that are entirely made up of brand-new software but also solutions that leverage existing installed applications as providers of data, decision-making logic, and other services.”

IDC Executive Spotlight, which sizes the global number of participants involved in the product development process.4
Figma’s founding vision was to eliminate the gap between imagination and reality. Thirteen years later, the shift from a physical economy to a digital economy, huge advances in AI, and our own evolution from design tool to a connected platform where teams can go from idea to shipped product have combined to make this aspiration feel even more urgent and within reach today than it was when we started. This vision inspires us to think bigger about the role Figma can play in extending the power of design to more people so that whoever you are, whatever you want to design, you’ll be able to make it in Figma.
Deep Dive: The product development process in Figma
While our community has pushed Figma in all kinds of unexpected ways, our primary focus is to help teams turn ideas into software. We started out as a relatively small part of this larger job to be done, but Figma was always meant to be more than a tool for designing user interfaces.
We are a platform for designing and building products. And while the workflow of creating software and other digital products and experiences can take many paths and forms, the process has traditionally involved the following key phases:
1.Ideate and Align. The team comes together to brainstorm different solutions to user problems and align on a path forward.
2.Visualize. Designers, PMs, and others bring life to these ideas by visualizing them at different levels of fidelity, which starts to give a sense of how the overall experience comes together.
3.Build. These ideas and visualizations are turned into code (most often by a developer) and made production-ready.
4.Ship. The product is launched, so it can end up in users’ hands, and marketed, so more users adopt it; this kicks off a continuous loop of learning, refinement, and improvement.
These phases have continued to shift as roles have blurred and advances in AI have empowered more people to participate in the end-to-end process of creating software and other digital products and experiences. Over time, we’ve launched and successfully monetized new products that bring more parts of this overall process onto Figma’s platform.
Ideate and align with FigJam and Figma Slides
In the early phases of product development, teams come together to brainstorm ideas and eventually align on potential paths forward. FigJam and Figma Slides are products we have built to facilitate these activities.
FigJam is our product tailored for ideation, brainstorming, and rapid communication of ideas. Designed for users of all skill levels, FigJam makes everything from personal projects to solo ideation to team meetings more engaging and fun. This is made possible by facilitation features like timers and voting, but also fun features that give participants more ways to express themselves, like ephemeral emoji reactions, a photo booth that lets you take a quick selfie, or the ability to give high-fives. We also offer rich diagramming capabilities to make it easy to convey more abstract ideas through user journeys or technical diagrams for engineering. In FigJam, users
4      To estimate our market opportunity, we took IDC primary research-informed models of the global workforce population engaged in software design and then applied our internal pricing data to determine our total addressable market.

can also use AI to generate templates for group brainstorms and summarize meeting notes in seconds.
Figma Slides helps teams collaboratively make compelling, engaging presentations that drive and maintain alignment. What makes this product especially effective for product teams is the way it marries Figma’s powerful design features — such as the ability to embed prototypes, create high-fidelity animations, or make detailed edits to mock-ups directly in a slide — with strong real-time collaboration capabilities like seamless multiplayer editing and audience voting.
Often, these products are used side-by-side — what starts in a brainstorm in FigJam can lead to a pitch deck in Figma Slides. We aim to make the transition between these products easy with features like AI that can turn FigJam stickies into a Figma Slides presentation.
Visualize with Figma Design and Figma Draw
As ideas become more concrete and teams align on a path forward, they move toward visualizing these ideas at a higher fidelity. Often, they draw mock-ups to explore directions more deeply, or build realistic prototypes to validate designs. Figma Design is where all of this happens.
Designers at this stage want the freedom to rapidly explore concepts and express their ideas fully without being constrained by the tools they’re using. This is why Figma Design offers a wide range of features that make it possible to visualize ideas with high fidelity, including typography features or vector editing capabilities that add texture and dimension to designs. In some cases, designers want to make more detailed, finer edits to key assets in their design, like icons and product illustrations — for them, we’ve created Figma Draw, which is a dedicated space for vector editing within Figma Design.
To facilitate rapid exploration and iteration at this stage, these tools have a strong focus on ergonomics and efficiency. Our AI features are examples of this — by automating tedious, repetitive tasks like removing backgrounds from images or renaming layers in the design, or filling the mock-ups with realistic content to more closely resemble the final product that ends up in users’ hands (rather than lorem ipsum, for example). First Draft is an AI feature that allows users to go from blank canvas to editable user interfaces with a simple prompt.
As designs begin to solidify, designers also seek to add more structure to the design that better maps to the constraints and requirements of a production environment. Figma Design offers a rich set of “design systems” features in service of this: capabilities that allow teams to define flexible, reusable building blocks that make it easy for anyone to assemble a design without ever starting from scratch. We’ve found that teams are motivated to invest deeply in design systems, as their primary benefit is creating efficiency and consistency at scale. Teams save time by no longer needing to constantly worry about pixel-level details, and design systems help remove translation errors between designers and developers by sharing the same building blocks and language across design and code.
More often than not, though, a static visualization of an idea isn’t enough to validate a direction. That’s why users take advantage of Figma’s rich prototyping capabilities, which let users string together different screens into a dynamic, interactive flow. These prototypes are often circulated within an organization to socialize an idea or put in front of customers in user testing to validate a particular concept in a more realistic way.
Build with Dev Mode
Once the designs are ready, it’s time to translate them into code. Dev Mode is our dedicated space for developers where this translation occurs, built to streamline the back and forth between design and engineering and reduce the miscommunication that often happens during this step.

In Dev Mode, developers can inspect the designs to see key details most relevant to them, like special annotations left by designers, documentation about the components used, or what’s changed since they last saw the design.
Importantly, developers can choose to view these designs in the format they understand most: code. Dev Mode generates platform-specific, ready-to-use code from the designs that developers can directly copy; teams can also connect their design systems to their codebase via Code Connect which helps ensure the code snippets developers see are correct, familiar, and production-ready.
Recently, we’ve also added our own Model Context Protocol (“MCP”) server to Dev Mode, which allows developers to connect an agent in their code editor directly to designs in Figma. Developers can ask the agent to inspect the design and use this context to convert it into working code in their codebase.
A traditional design-to-development handoff process often involves a spec or document that can quickly get outdated as teams continue to iterate on designs. One of Dev Mode’s key value propositions is allowing designers, developers, and even agents to work in the very same file while giving each a different view of the work tailored to their respective needs. This helps maintain a single source of truth that literally keeps everyone on the same page.
Ship with Figma Sites, promote in Figma Buzz
The last step of any product development process is shipping the code that’s been written to production, to get your product launched. Figma Sites represents our first offering that ships a design directly to production, by allowing you to publish a design as a working website, with a URL of choice, that anyone in the world can access.
Figma Sites includes features that help make designs production-ready for the web, like breakpoints that make websites responsive across different window sizes and devices. It also supports the ability to augment designs with code (via a feature called Code Layers) to help make more powerful, dynamic experiences — like adding special motion effects or an interactive form — that would otherwise have been impossible to build with just a design tool. Figma Sites also includes a CMS that makes it easy for anyone to make changes to the content on a website—like a blog post, or the price of an item being sold on the site — without worrying about breaking the underlying code or design.
Once a product has been shipped to production, the last step is to actually promote it, to ensure existing and prospective users are aware of the value of what’s launched. This is where Figma Buzz comes in — a tool that makes it easy to create on-brand marketing collateral, like social media assets, digital ads, and more.
Similar to Figma Slides and FigJam, Figma Buzz is designed for users of any skill level. Figma Buzz makes it easy to take a template and edit its contents, or create assets in bulk from templates (e.g., for multiple locales or different social media platforms). The product simplifies the collaboration between a brand designer and a marketer. Designers are able to access the more sophisticated tools necessary to set up a beautiful template, while marketers can make edits to the simpler view of the content without worrying about “messing up” the design. In addition to these template capabilities, Figma Buzz has a slew of other features that marketers may need, like AI features to edit text and images, or easy ways to generate hundreds of assets from data in a spreadsheet.

Ideate, visualize, build, and ship — all at once, with Figma Make
We believe AI is fundamentally changing the product development process by making it possible for anyone to quickly turn an idea into a functional prototype, or in some cases, a working product. Figma Make is our product for this new paradigm.
Instead of going from idea to wireframe to mock to prototype iteratively, Figma Make lets users go directly from prompt to working prototype, at which point they can immediately validate an idea and choose to iterate on it, or discard it altogether. Like Figma Sites, what’s created in Figma Make — whether it is a dynamic prototype or web app — can be published to a URL for anyone to use.
While it’s possible for AI to get to working software with a simple prompt, we believe that the most important differentiator is craft — ensuring that the product looks, feels, and works “just right.” We’ve designed Figma Make to offer fast and powerful ways to iterate and refine its output. Users are free to use the best way to improve the design of their product, whether via further prompting, editing code directly, or visual manipulation. They are also able to easily reference their designs in Figma Design — via copy-paste or importing — to ensure the output feels consistent and familiar, taking heavy inspiration from existing styles and patterns.
With Figma Make, we believe even more people will be able to create functional, dynamic prototypes and software, as it lowers the floor to let absolutely anyone transform their idea into something that works. At the same time, it raises the ceiling of what’s possible by giving people access to capabilities that weren’t possible in their current tools — by allowing designers to tap into the power and expressiveness of code, or allowing developers to enjoy the freedom and speed of visual manipulation.
The benefits of combining rapid prototyping with a highly performant and sophisticated design tool give users the best of both worlds: the ability to move quickly while having access to the tools needed to refine the design.
An integrated design and product development platform
These products come together to serve more parts of the software development lifecycle and truly push something from an idea all the way to a final product. With these products, Figma has become a design and product development platform that houses everything from the initial brainstorm to the pitch deck to the design spec to the final implementation.
Underlying each of our products is the same DNA that makes them uniquely Figma. Each of these products is built from the ground up with multiplayer in mind — built for the browser with the power of WebGL to allow our users to engage in real-time collaboration and seamless sharing as team members work simultaneously in the same document. Each of these products is supercharged with AI capabilities — ranging from automating rote tasks (like summarizing brainstorms, wiring up prototypes, enhancing images, or filling mock content) to unlocking new superpowers (like dreaming up brand new designs from a singular prompt). And all of them are built with extensibility in mind — allowing our users to leverage our APIs and plugin architecture to customize their experience to their specific needs, like connecting these designs to their own tools, databases, and codebases.
As we’ve built out these new tools, we’ve simultaneously invested in our platform infrastructure, giving us the ability to incubate, test, and launch new products more easily. While our primary focus will remain on product teams building software, we believe we have the ingredients needed to explore adjacencies over time.

Our Community
We exist to serve anyone designing and building products and digital experiences. Customers of all sizes, spanning industries and geographies, bring their work to life in Figma.
We have focused on creating deep ties with our users and customers since day one. In Figma’s early days, this meant our founders making house-calls to customers’ offices to troubleshoot a product issue; or traveling to Nigeria to visit a growing group of Figma users. Our deep community focus has helped fuel the creation of more than 200 Friends of Figma chapters across the world — from Lagos to Los Angeles — that organized over 650 events in 2024. Together, they share and collaborate on work, either in person or virtually on Figma’s Community resources platform. Many spend hours a day in our products as part of their day jobs and side hustles. Some even get Figma tattoos.
From tentpole moments to smaller community activations, we create consistent opportunities to strengthen connections both with and between our users. Our annual user conference Config — which we’ve hosted since 2020 — brings thousands of designers, developers, and builders together to learn, connect, and get inspired for their next big idea. We combine this with always-on programming like livestreams and our Leadership Collective series for product, design, and engineering leaders to drive differentiation, forge deeper relationships, and build brand love with our customers.
We know how unique it is for a software company to have such a strong and passionate community championing its products. This vast, growing, and global community has a deep shared identity as designers and product builders. Their voices are essential to our own product development process, pushing the bounds of our existing products and inspiring us to make new ones.
We believe building for and with our users drives revenue and long-term loyalty. The close ties we have developed with our community since day one have opened lines of communication ingrained in how we work, helping us respond quickly to customer feedback and innovate for customer needs.
Our Culture
The Figma team — we call ourselves Figmates — is a group of builders, makers, and tinkerers with a passion for building. Those qualities result in a highly creative team with strong connective tissue with our users. In fact, many Figmates used Figma in product, design, engineering, research, or marketing roles before joining our team. We are able to attract incredible talent because we are not only solving hard problems, but also designing the future of problem solving.
We feed this maker spirit in many ways including an annual company-wide Maker Week — a full week where we set aside the day-to-day to pitch, develop, and execute on new ideas or projects with one another. The only requirement is that the ideas benefit Figma in some way. A number of products, features, and projects were born during Maker Week — like Figma Slides, multi-edit, several FigJam features, and our extensibility API. As these examples show, great ideas can come from anywhere, and any Figmate can drive impact, regardless of their level or tenure. We find this way of working is a motivating force for talent, helping us to attract and retain culturally-aligned and high-velocity employees.
We drive Figma’s culture by embedding our five cultural values into how we work day to day. These values serve as an operating system for decision-making and organizational behavior. We chose them to be in tension with one another and their relative importance varies at different times. Taken together, they paint a clear picture of what we value and why.
1.Build Community: We’re multiplayer people, and we love the weird, wonderful magic that happens when humans connect. We bring people together so they can bring new ideas to life.
2.Love Your Craft: We build for builders, and try to make complex things feel simple. In our products and process, we invest in the details few people see, but everyone feels.
3.Run With It: When you see something that needs doing, do it. When you have a great idea, run with it. Tackle big, scary, exciting challenges like Figma’s future depends on it. Because it does.
4.Grow As You Go: Everyone’s a work-in-progress, and we’re here to help each other grow. So along with ❤ and , we share the direct feedback we all need to become great at what we do.
5.Play: Playing is learning. We embrace spontaneous, unstructured exploration — because that’s where we find our best ideas.
Lastly, in line with our Grow As You Go value, listening to feedback across every touchpoint with users and customers is deeply embedded in our culture and how we work.
Our Business Model
Our subscription model is designed to meet the diverse and evolving needs of our growing community and customer base. Access to Figma is sold as an annual or monthly subscription, per seat. Everyone from independent freelancers to entire product teams at Fortune 500 companies design and build products and digital experiences in Figma. We offer different seats and plans tailored to the specific security, product, and administrative needs of different users, organizations, and industries.
To meet our users where they are, we offer a variety of ways to try, use, and purchase Figma.
•We have an automated and highly efficient self-service option, available through Figma.com. To support our self-serve offering, our marketing team utilizes organic and paid channels to drive awareness and usage of all of our products.
•We have a direct sales process through which we partner with customers to set up new accounts, upgrade customers across plans, and expand existing accounts.
Plans
Our plans range from a more limited free offering to more advanced plans built in partnership with our customers that meet the specific needs of the larger organizations using our platform.
•Our Starter plan is free and is designed for working on personal projects. It provides an easy way for new users to try our design and collaboration tools.
•Our Professional plan is designed for individuals and small teams. It provides access to unlimited files and projects, as well as design libraries for a single team.
•Our Organization plan is designed for businesses with multiple teams. The functionality on this plan allows everyone to collaborate in one Figma workspace while keeping everything safe and secure with centralized admin and security features.

•Our Enterprise plan is designed for businesses managing multiple products or brands. This plan provides custom team workspaces, automated design system management, and enterprise-level controls and compliance.
Seats
Rather than a one-size-fits all approach, we offer different seats tailored to specific user needs and workflows. At the same time, we also see roles continuing to blur as the product-development process keeps evolving.
•The Viewer seat allows users to view files and leave comments for free.
•The Collab seat gives access to FigJam and Figma Slides.
•The Content seat gives access to Figma Buzz, Figma Sites CMS, FigJam, and Figma Slides.5
•The Dev seat gives access to Dev Mode, in addition to Figma Buzz, Figma Sites CMS, FigJam, and Figma Slides.
•The Full seat gives access to all of Figma Design, Figma Draw, Figma Make, Dev Mode, Figma Buzz, Figma Sites, FigJam, and Figma Slides.6
Over time, we expect to introduce products and services that may be billed differently than on a per seat basis, such as an add-on or pricing with limits on feature usage. We believe these additional options can provide users with flexibility in how they use and pay for products and features. We also expect that this type of billing may be less predictable than subscription-based revenue.
Our Go-To-Market Motion
The combination of Figma’s reputation as a product design leader, the product virality inherent to Figma’s collaborative and browser-based platform, and our integrated marketing efforts have successfully driven awareness and adoption. Over time, many of our users grow with us into larger, managed accounts that often include more seats and more products for users within their organizations. During each of the year ended December 31, 2024 and the three months ended March 31, 2025, approximately 70% of new Organization and Enterprise plan customers included at least one user who was previously a member of a Professional plan.
The value Figma’s products have created for our community has helped us earn their trust and support. It’s not uncommon for Figma users, particularly those who are active members of our community, to champion the collaborative, design-led way of working that Figma offers to their teams.
While our product-led, bottoms-up adoption contributes to our growth, our direct sales motion helps us serve larger customers. Our global sales and marketing teams work hand-in-hand with Figma’s expanding network of customer champions to scale our products within organizations and increase adoption across plans. In addition to word-of-mouth, our marketing efforts include a variety of digital and in-person channels that bring new users to our platform. We support new users in the discovery phase by sharing content across channels like livestreams, YouTube, social media, in-product, and by email. These resources help new users explore and understand the capabilities of our products.
5      The Content seat was announced in May 2025 and is not yet available. Figma Sites CMS is currently in beta and seat access may change once it becomes generally available.
6      Figma Make, Figma Buzz, Figma Draw, and Figma Sites are currently in beta. Seat access with respect to these products may change once they become generally available.

Our integrated sales motion is collaborative by design, bringing both customer champions and Figmates with deep product expertise into the conversation. Our sales team works closely with solutions consultants, who understand how Figma’s products map to specific customer needs, and designer and developer advocates with deep technical understanding of our products and close ties to the communities we serve. While approximately 70% of our revenue for each of the year ended December 31, 2024 and the three months ended March 31, 2025, came from customers on Organization and Enterprise plans, we continue to build features and products designed to create value for all of our customers.
We believe exceptional customer support is core to a great product experience. This is why we have built a global support function that provides customer assistance in multiple languages for all paid users. We encourage all Figmates, including our executive team, to speak with customers and understand their feedback, whether it’s in person or online. You’ll often see leaders across the company dive into and work to actively resolve customer issues raised in support forums or on social platforms. Our customer support associates also use the latest in AI to solve customer needs quickly and efficiently.
Figma’s partner ecosystem, which includes product integrations and distribution partnerships, drives further retention and adoption of our platform. Certified service partners around the globe also provide training, enablement, and specific project support for customers.
From the beginning, Figma’s Professional plan has been free for educators and students through our Figma for Education program. This includes higher education institutions, bootcamps, and workshops. We also make Figma’s Organization plan available for free for K-12 students and educators to help develop the next generation of product builders.
Growth Strategy
We have focused on building a company for the long-term since day one. We will keep investing in our platform across our key growth levers.
•Maintaining our rapid and proven pace of product innovation.
•Converting new and existing users into Paid Customers.
•Growing within current customers.
•Extending our platform.
•Expanding our international footprint.
•Making strategic acquisitions and investments.
Risk Factors Summary
Our business is subject to numerous risks and uncertainties of which you should be aware before making a decision to invest in our Class A common stock. These risks are more fully described in the section titled “Risk Factors” immediately following this prospectus summary. These risks, among others, include the following:
•We have experienced rapid growth which may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, financial condition, and future prospects may be adversely affected. Our rapid growth also makes it difficult to evaluate future prospects.

•Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.
•We have a limited operating history at our current scale, which makes it difficult to evaluate our current business and future prospects and increases the risks associated with your investment.
•Changes in our pricing, packaging, or billing models could adversely affect our business, operating results, financial condition, and future prospects.
•If we are unable to attract new customers or retain and increase adoption of our products and services by existing customers, we may not achieve the growth we expect, which would adversely affect our business, operating results, financial condition, and future prospects.
•If we are not able to effectively introduce enhancements to our platform, including new offerings, features, and functionality, that achieve widespread market adoption, or keep pace with technological developments, our business, operating results, and financial condition could be adversely affected.
•Competitive developments in AI and our inability to effectively respond to such developments could adversely affect our business, operating results, and financial condition.
•We face intense competition and could lose market share to our competitors, which would adversely affect our business, operating results, financial condition, and future prospects.
•Our product and investment decisions may negatively impact our short-term financial results and may not produce the long-term benefits that we expect.
•The markets for our products and services are relatively new and unproven and may not grow, which would adversely affect our business, operating results, financial condition, and future prospects.
•Our business is subject to complex and evolving U.S. and foreign laws, regulations, and industry standards, many of which are subject to change and uncertain interpretations, which uncertainty could harm our business, operating results, and financial condition.
•The multi-class structure of our common stock has the effect of concentrating voting power with Dylan Field, our Chair of our Board of Directors, Chief Executive Officer, and President, which will limit your ability to influence the outcome of important transactions, including a change in control.
If we are unable to adequately address these or the other risks we face, our business, operating results, financial condition, and future prospects could be adversely affected.
Channels for Disclosure of Information
Following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website (www.figma.com), our blog (www.figma.com/blog), our newsroom (www.figma.com/newsroom), press releases, public conference calls, public webcasts, our social media accounts on X, LinkedIn, Instagram, Bluesky, Threads, and TikTok as well as Dylan Field’s X account (@zoink) and LinkedIn profile. The information contained on, or that can be accessed through, these channels is not a part of this prospectus.

The information disclosed in the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.
Corporate Information
We were incorporated in the State of Delaware in October 2012. Our principal executive offices are located at 760 Market Street, Floor 10, San Francisco, California 94102. Our telephone number is (415) 890-5404. Our website address is www.figma.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase shares of our Class A common stock.
Figma, the Figma logo, and other registered or common law trade names, trademarks, or service marks of Figma appearing in this prospectus are the property of Figma, Inc. This prospectus contains additional trade names, trademarks, logos, and service marks of ours and of other companies. We do not intend our use or display of other companies’ trade names, trademarks, logos, or service marks to imply a relationship with these other companies, or endorsement or sponsorship of us by these other companies. Other trademarks appearing in this prospectus are the property of their respective holders. Solely for convenience, our trade names, trademarks, logos, and service marks referred to in this prospectus may appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or the right of the applicable licensor, to these trademarks, trade names, logos, and service marks.
JOBS Act
As a company with less than $1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”).
An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable generally to public companies. These provisions include, but are not limited to:
•not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);
•reduced obligations with respect to financial data, including presenting only two years of audited financial statements;
•reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements, and registration statements; and
•exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.
We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Class A common stock in this offering. However, we will cease to be an emerging growth company prior to the end of such five-year period if (i) we become a “large accelerated filer,” with at least $700 million of common equity securities held by non-affiliates; (ii) our annual gross revenue exceeds $1.235 billion; or (iii) we issue more than $1.0 billion of non-convertible debt in any three-year period, whichever occurs first.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.
In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period to enable us to comply with certain new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. It is possible that some investors will find our Class A common stock less attractive as a result, which may result in a less active trading market for our Class A common stock and higher volatility in our stock price.

THE OFFERING

Class A common stock offered by us	shares.

Class A common stock offered by the selling stockholders	shares.

Underwriters’ over-allotment option to purchase shares of Class A common stock
The underwriters have the option for a period of 30 days from the date of this prospectus to purchase up to an additional          shares of our Class A common stock from us to cover over-allotments, if any, at the initial public offering price less underwriting discounts and commissions.

Class A common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).

Class B common stock to be outstanding after this offering	shares.

Class C common stock to be outstanding after this offering	None.

Total Class A, Class B, and Class C common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).

Use of proceeds
We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering will be approximately $      (or approximately $      if the underwriters exercise their over-allotment option in full), based upon the assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses.
The principal purposes of this offering are to create a public market for our Class A common stock, increase our visibility in the marketplace, increase our capitalization and financial flexibility, and facilitate an orderly distribution of shares for the selling stockholders. We intend to use substantially all of the net proceeds from this offering to pay all of our anticipated tax withholding and remittance obligations related to the RSU Net Settlement (as defined below). We intend to use the remaining net proceeds from this offering for working capital and other general corporate purposes, which may include product development, general and administrative matters, and capital expenditures. We may also use a portion of the remaining net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any material acquisitions or investments at this time. See the section titled “Use of Proceeds” for additional information.
We will not receive any proceeds from the sale of our Class A common stock in this offering by the selling stockholders.

Voting rights
We have three series of common stock: Class A common stock, Class B common stock, and Class C common stock. Shares of our Class A common stock are entitled to one vote per share. Shares of our Class B common stock are entitled to 15 votes per share. Shares of our Class C common stock have no voting rights, except as otherwise required by law.
Holders of our Class A common stock and Class B common stock will generally vote together as a single class, unless otherwise required by law or our restated certificate of incorporation that will become effective immediately prior to the completion of this offering. Each share of Class B common stock will be convertible into one share of our Class A common stock at any time and will convert automatically upon certain transfers and upon the Final Conversion Date (as defined below). Immediately following the completion of this offering, and assuming no exercise of the underwriters’ over-allotment option, Dylan Field, our Chair of our Board of Directors, Chief Executive Officer, and President will hold or have the ability to control approximately              % of the voting power of our outstanding capital stock, including      % of the voting power pursuant to the Wallace Proxy. As a result, following this offering, Mr. Field will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change of control transaction. These risks are more fully described in the section titled “Risk Factors.” See the sections titled “Principal and Selling Stockholders” and “Description of Capital Stock” for additional information.

Risk factors
See the section titled “Risk Factors” and other information included in this prospectus for a discussion of some of the factors you should consider before deciding to purchase shares of our Class A common stock.

Proposed NYSE trading symbol	“FGMA”

Dividend policy
We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our capital stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend, among other things, on our financial condition, operating results, capital requirements, general business conditions, restrictions in our debt instruments, and other factors that our Board of Directors may deem relevant. See the section titled “Dividend Policy” for additional information.

The number of shares of our Class A common stock, Class B common stock, and Class C common stock that will be outstanding after this offering is based on            shares of our Class A common stock outstanding,              shares of our Class B common stock outstanding, and no shares of our Class C common stock outstanding as of March 31, 2025 (after giving effect to the Capital Stock Conversion and the Class B Conversion (each as defined below), and the RSU Net Settlement), and excludes:
•23,057,048 shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of March 31, 2025 under our 2012 Equity Incentive Plan (as amended and restated as of the date hereof, the “2012 Plan”), with a weighted-average exercise price of $9.77 per share;
•46,166,511 shares of our Class A common stock issuable upon the vesting and settlement of restricted stock units (“RSUs”) outstanding as of March 31, 2025 under the 2012 Plan for which the service-based vesting condition was not satisfied as of March 31, 2025 and for which we expect the performance-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through             , 2025, the expected date of this offering, will result in the net issuance of              shares of our Class A common stock in connection with this offering, after withholding an aggregate of              shares of Class A common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $             per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed            % tax withholding rate));
•          shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after March 31, 2025 under the 2012 Plan;
•811,896 shares of our Class B common stock issuable upon the exercise of stock options to purchase shares of our Class B common stock outstanding as of March 31, 2025 under our 2021 Executive Equity Incentive Plan (the “2021 Plan”), with an exercise price of $23.19 per share;
•15,750,000 shares of our Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of March 31, 2025 under the 2021 Plan for which the service-based vesting condition and/or market-based vesting condition, if applicable, were not satisfied as of March 31, 2025 and for which we expect the performance-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through            , 2025, the expected date of this offering, will result in the net issuance of            shares of our Class B common stock in connection with this offering, after withholding an aggregate of             shares of Class B common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $            per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed             % tax withholding rate));
•260,580 shares of our Class A common stock issuable upon the exercise of a warrant to purchase shares of our Class A common stock outstanding as of March 31, 2025, with an exercise price of $0.08 per share; and
•            shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of (i) 14,451,482 shares of our Class A common stock available for future issuance under our 2012 Plan as of March 31, 2025 (which amount does not reflect RSUs settleable for shares of our Class A common stock granted after March 31, 2025), (ii) 1,002,167 shares of our Class B common stock available for future issuance under our 2021 Plan as of March 31, 2025, (iii)            shares of our Class A common stock available for future issuance under our 2025 Equity Incentive Plan (the “2025 Plan”), which will become effective on the date immediately prior to the date of this prospectus, and (iv)          shares of our Class A common stock reserved for issuance under our 2025 Employee Stock Purchase Plan (the “2025 ESPP”), which will become effective on the date of this prospectus.
On the date of this prospectus, any remaining shares of our Class A common stock available for issuance under our 2012 Plan and shares of Class B common stock available for issuance under our 2021 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2025 Plan, and we will cease granting awards under our 2012 Plan and our 2021 Plan. Our 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Stock Plans” for additional information.
Unless otherwise noted, the information in this prospectus reflects and assumes the following:
•the automatic conversion of an aggregate of 245,999,103 shares of our convertible preferred stock outstanding as of March 31, 2025 on a one-for-one basis into shares of Class A common stock in connection with the closing of this offering pursuant to the terms of our restated certificate of incorporation, as amended and currently in effect (the “Capital Stock Conversion”);
•the conversion of             shares of our Class B common stock into shares of our Class A common stock by certain holders of our Class B common stock in connection with the sale of shares of our Class A common stock by certain selling stockholders in this offering as described in the section titled “Principal and Selling Stockholders” (the “Class B Conversion”);
•the net issuance of              shares of our Class A common stock in connection with the vesting and settlement of RSUs outstanding as of March 31, 2025 subject to a service-based vesting condition for which (i) the service-based vesting condition was satisfied as of March 31, 2025 and (ii) we expect the performance-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part (the “Class A IPO Vesting RSUs”), after giving effect to the withholding of                          shares of our Class A common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $             per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed             % tax withholding rate) (the “Class A RSU Net Settlement”);
•the net issuance of              shares of our Class B common stock in connection with the vesting and settlement of RSUs outstanding as of March 31, 2025 subject to a service-based vesting condition and market-based vesting condition for which (i) the service-based vesting condition was satisfied as of March 31, 2025 and (ii) we expect the performance-based vesting condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part (the “Class B IPO Vesting RSUs” and, together with the Class A IPO Vesting RSUs, the “IPO Vesting RSUs”), after giving effect to the withholding of                          shares of our Class B common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $             per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed             % tax withholding rate) (the “Class B RSU Net Settlement” and, together with the Class A RSU Net Settlement, the “RSU Net Settlement”);
•the filing and effectiveness of our restated certificate of incorporation and the effectiveness of our restated bylaws, each of which will occur immediately prior to the completion of this offering;
•no exercise of outstanding stock options or warrants or settlement of outstanding RSUs subsequent to March 31, 2025, except for the RSU Net Settlement; and
•no exercise by the underwriters of their over-allotment option to purchase            additional shares of our Class A common stock in this offering.

The assumed             % tax withholding rate used in this prospectus is an assumed blended withholding rate for the IPO Vesting RSUs that are subject to withholding in the RSU Net Settlement. The estimates in this prospectus relating to the RSU Net Settlement and related share withholding may differ from actual results due to, among other things, the actual initial public offering price and other terms of this offering determined at pricing, actual forfeitures through the date of this prospectus, and actual tax withholding rates.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following tables summarize our consolidated financial and other data as of the dates and for the periods indicated. We derived our summary consolidated statements of operations data for the years ended December 31, 2023 and 2024 (except for pro forma basic and diluted net income per share attributable to common stockholders and weighted-average shares used in computing pro forma basic and diluted net income per share attributable to common stockholders), from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the three months ended March 31, 2024 and 2025 (except for pro forma basic and diluted net income per share attributable to common stockholders and weighted-average shares used in computing pro forma basic and diluted net income per share attributable to common stockholders) and summary consolidated balance sheet data as of March 31, 2025 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, reflect all adjustments that are necessary for the fair statement of such data. Our historical results are not necessarily indicative of the results to be expected in the future and our interim results are not necessarily indicative of results to be expected for the full year or any other period.
You should read the following summary consolidated financial and other data in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements, the accompanying notes, and other financial information included elsewhere in this prospectus. The summary consolidated financial and other data in this section are not intended to replace our consolidated financial statements and the related notes and are qualified in their entirety by our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(In thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$504,874	$749,011	$156,229	$228,199
Cost of revenue(1)	44,500	87,514	12,790	19,452
Gross profit	460,374	661,497	143,439	208,747
Operating expenses(1)
Research and development	164,774	751,120	52,711	69,925
Sales and marketing	201,377	472,076	55,334	68,840
General and administrative	167,679	315,734	22,873	30,233
Total operating expenses	533,830	1,538,930	130,918	168,998
Income (loss) from operations	(73,456)	(877,433)	12,521	39,749
Other income, net	1,019,375	84,362	17,185	7,274
Income (loss) before income taxes	945,919	(793,071)	29,706	47,023
Provision for (benefit from) income taxes	208,078	(60,951)	16,181	2,141
Net income (loss)	$737,841	$(732,120)	$13,525	$44,882
Less: net loss attributable to participating securities	(451,982)	—	(13,525)	(36,271)
Net income (loss) attributable to common stockholders	$285,859	$(732,120)	$—	$8,611
Net income (loss) per share, basic and diluted:
Net income (loss) per share, basic(2)	$1.70	$(3.74)	$—	$0.04
Net income (loss) per share, diluted(2)	$1.62	$(3.74)	$—	$0.04
Weighted-average shares outstanding used in computing net income (loss) per share attributable to common stockholders, basic	168,399	195,612	170,625	214,883
Weighted-average shares outstanding used in computing net income (loss) per share attributable to common stockholders, diluted	187,207	195,612	170,625	231,076

__________________
(1)Includes stock-based compensation expense as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(In thousands)
Cost of revenue	$37	$27,893	$1	$—
Research and development	1,890	511,259	543	197
Sales and marketing	253	206,830	11	—
General and administrative	523	201,571	52	—
(2)See Note 11 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the calculation of our basic and diluted net income (loss) attributable to common stockholders.
The following table sets forth the computation of unaudited pro forma net loss per share, basic and diluted, for the period presented. Pro forma net loss per share, basic and diluted, for the year ended December 31, 2024 and the three months ended March 31, 2025, gives effect to the Capital Stock Conversion and the RSU Net Settlement, as if each had occurred as of the beginning of the period.

	Year Ended December 31, 2024	Three Months Ended March 31, 2025
	(In thousands, except per share data)	(In thousands, except per share data)
Numerator:
Net income (loss) attributable to common stockholders	$(732,120)	$8,611
Pro forma adjustment to record stock-based compensation expense related to RSUs for which the service-based and performance-based vesting conditions expected to be satisfied in connection with this offering

Pro forma net loss attributable to common stockholders	$	$
Denominator:
Weighted-average shares outstanding used in computing net loss per share attributable to common stockholders, basic and diluted
Pro forma adjustment to reflect the Capital Stock Conversion
Pro forma adjustment to reflect the RSU Net Settlement
Weighted-average shares outstanding used in computing pro forma net loss per share attributable to common stockholders, basic and diluted
Pro forma net loss per share, basic and diluted	$	$

	As of March 31, 2025
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	(In thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$1,541,805	$	$
Working capital(4)	1,230,092
Total assets	1,914,755
Deferred revenue	406,636
Convertible preferred stock	329,441
Additional paid in capital	1,186,815
Accumulated deficit	(148,028)
Total stockholders’ equity	1,370,364
____________________
(1)The pro forma column above reflects (i) the Capital Stock Conversion, (ii) the Class B Conversion, (iii) the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering, (iv) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation of $           million associated with the RSU Net Settlement, and (v) the net issuance of          shares of Class A common stock in connection with the RSU Net Settlement, after withholding shares to satisfy estimated tax withholding obligations of $          million (based on the assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed          % tax withholding rate).
(2)The pro forma as adjusted column above gives effect to (i) the pro forma adjustments set forth in footnote (1) above, (ii) the sale and issuance of          shares of our Class A common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of proceeds from this offering to satisfy the estimated tax withholding and remittance obligations in connection with the RSU Net Settlement.
(3)Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders’ equity by $         million, assuming that the number of shares of our Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, working capital, total assets, additional paid-in capital, and total stockholders’ equity by $         million, assuming the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price per share of $          , which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of estimated tax withholding and remittance obligations related to the RSU Net Settlement by $         million. In addition, each 1.0% increase (decrease) in the assumed tax withholding rates would increase (decrease) the amount of estimated tax withholding and remittance obligations related to the RSU Net Settlement by $         million. Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of estimated tax withholding and remittance obligations related to the RSU Net Settlement by $         million. In addition, each 1.0% increase (decrease) in the assumed tax withholding rates would increase (decrease) the amount of estimated tax withholding and remittance obligations related to the RSU Net Settlement by $         million. Pro forma adjustments in the footnotes above and the related information in the balance sheet data are illustrative only and may differ from actual amounts based on, among other things, the actual initial public offering price and other terms of this offering determined at pricing, the actual tax withholding rates, as well as the actual amount of RSUs settled in connection with this offering.
(4)Working capital is defined as current assets less current liabilities. Refer to the consolidated financial statements included elsewhere in this prospectus for additional information regarding our current assets and current liabilities.

Key Business Metrics and Non-GAAP Financial Measures
We review a number of operating and financial metrics, including the following key business metrics and non-GAAP financial measures, to evaluate and manage our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics” for additional information regarding our key business metrics and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for additional information and reconciliations of our non-GAAP financial measures to the most directly comparable financial measures prepared in accordance with GAAP.
Key Business Metrics

	As of December 31,		As of March 31,
	2023	2024	2024	2025
Paid Customers with more than $10,000 in ARR	7,233	10,517	8,007	11,107
Paid Customers with more than $100,000 in ARR	630	963	701	1,031
Net Dollar Retention Rate	122%	134%	125%	132%
Non-GAAP Financial Measures

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(In thousands, except percentages)
Income (loss) from operations	$(73,456)	$(877,433)	$12,521	$39,749
Non-GAAP operating income	$27,128	$127,218	$18,067	$40,032
Operating margin	(15)%	(117)%	8%	17%
Non-GAAP operating margin	5%	17%	12%	18%
Net cash provided by (used in) operating activities	$1,047,334	$(61,717)	$(18,139)	$97,177
Net cash provided by (used in) investing activities	$(57,336)	$(784,257)	$(336,630)	$41,251
Net cash provided by financing activities	$—	$62,450	$40	$339
Free Cash Flow	$1,040,967	$(68,218)	$(19,650)	$94,582
Adjusted Free Cash Flow	$91,809	$181,261	$48,472	$94,582
Operating Cash Flow Margin	207.4%	(8.2)%	(11.6)%	42.6%
Adjusted Free Cash Flow Margin	18.2%	24.2%	31.0%	41.4%

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we deem immaterial may also become important factors that adversely affect our business. If any of the following risks occur, our business, operating results, financial condition, and future prospects could be materially and adversely affected. In that event, the market price of our Class A common stock could decline, and you could lose part or all of your investment.
Risks Related to Our Business and Industry
We have experienced rapid growth which may not be indicative of our future growth, and if we do not effectively manage our future growth, our business, operating results, financial condition, and future prospects may be adversely affected. Our rapid growth also makes it difficult to evaluate future prospects.
We have experienced rapid growth and we expect to continue to invest broadly across our organization to support our growth. Our revenue was $504.9 million and $749.0 million for the years ended December 31, 2023 and 2024, respectively. Our revenue was $156.2 million and $228.2 million for the three months ended March 31, 2024 and 2025, respectively. The number of our employees has grown from 1,014 as of December 31, 2022 to 1,646 as of March 31, 2025. Although we have experienced rapid growth historically, we may not sustain our current growth rates, and we cannot assure you that our investments to support our growth will be successful. Even if our revenue continues to increase, we expect our revenue growth rate to decline in the future as our business matures and our platform achieves more widespread adoption. Accordingly, our historical growth makes it difficult to evaluate our business and future prospects and you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future performance. Overall growth of our revenue will depend on a number of factors, including, but not limited to, our ability to:
•compete with other companies in our industry, including, but not limited to, those with greater financial, technical, marketing, sales, and other resources, as well as with startup companies with innovative products and novel solutions that compete with ours;
•retain and increase adoption of our products and services by existing customers, as well as attract new customers and grow our customer base;
•develop new offerings and functionality for our platform and successfully optimize our existing products and services, including through integration of AI into our platform;
•successfully expand our business domestically and internationally;
•effectively expand our sales force and leverage our existing sales capacity;
•attract, retain, and train service partners and expand product integrations;
•successfully hire and retain personnel, including product, design, engineering, and sales personnel;
•successfully introduce and sell our platform in new markets and for new use cases;
•increase awareness of our brand;

•protect against security incidents;
•successfully price and package our platform in a rapidly changing software industry, including due to advancements and increasing use of AI; and
•successfully identify and acquire or invest in businesses, products, offerings, or technologies that we believe could complement or expand our platform and successfully integrate such businesses, products, offerings, or technologies into our business.
We may not successfully accomplish any of these objectives and, as a result, it may be difficult for us to accurately forecast our future operating results. If the assumptions that we use to plan our business are incorrect or change in reaction to fluctuations in our markets, we may be unable to maintain consistent revenue or revenue growth, the value of our stock could be volatile, and it may be difficult to achieve and maintain profitability. In addition, changes in the global macroeconomic environment, including, but not limited to, changes in tariffs or trade restrictions, volatile interest rates and inflation, actual or perceived global banking and finance related issues, labor shortages, high unemployment rates, labor displacement, supply chain disruptions, changes in spending environments, geopolitical instability, warfare and uncertainty, including, but not limited to, the effects of geopolitical conflicts, weak economic conditions in certain regions, or a reduction in software spending regardless of macroeconomic conditions, may impact our growth.
As we have grown, our number of customers has also increased, and we have increasingly managed more complex deployments of our platform. The rapid growth and expansion of our business places a significant strain on our management, operational, engineering, and financial resources, and rapid development cycles have also created technical debt within our platform. Addressing technical debt requires engineering resources that could otherwise be devoted to new features or enhancements. If we fail to properly manage technical debt, our platform performance may suffer, we may face increased downtime, and our business, operating results, and financial condition could be harmed. Additionally, as we integrate AI capabilities and expand our product offerings, technical complexity may increase, potentially exacerbating these challenges. To manage any future growth effectively, we must continue to improve and expand our infrastructure, including information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital, and processes in an efficient manner. If we do not manage future growth effectively, our business, operating results, financial condition, and future prospects would be adversely impacted.
If we continue to experience rapid growth, we may not be able to successfully implement or scale improvements to our systems, processes, or controls in an efficient, timely, or cost-effective manner. As we grow, our existing systems, processes, and controls may not prevent or detect all errors, omissions, or fraud. For example, we have experienced instances of credential sharing, abuse of our Figma for Education offerings, credit card fraud, and other instances of misuse or fraud on our platform that result in bad debt, chargebacks, or other losses to us. Such incidents may increase as we grow. Any future growth will continue to add complexity to our organization and require effective coordination throughout our organization. Failure to manage any future growth effectively could result in increased costs, cause difficulty or delays in deploying our platform to new and existing customers, reduce the quality of our platform, customer satisfaction and demand for our platform, or cause difficulties in introducing new offerings or cause other operational challenges. Any of these difficulties would adversely affect our business, operating results, financial condition, and future prospects.
Our operating results may fluctuate significantly, which could make our future results difficult to predict and could cause our operating results to fall below expectations.
Our operating results have varied significantly from period to period in the past, and we expect that our operating results will continue to vary significantly in the future such that period-to-period comparisons of our operating results may not be meaningful. Accordingly, our financial results in any one quarter should not be relied upon as indicative of future performance. To the extent that fluctuations in our quarterly results lead us to underperform relative to market expectations, such fluctuations may negatively impact the trading price of our Class A common stock. Our quarterly financial results may fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict, including, but not limited to:
•the amount and timing of investments and expenditures related to the expansion of our business;
•the impacts on our cost structure, including, but not limited to, a decrease in our gross margins and operating margins associated with AI-related products and features;
•the impact of AI on the software creation industry and more generally within the software industry and on the demand for our platform, products, and services;
•general macroeconomic and political conditions, both domestically and in foreign markets where we operate, including, but not limited to, changes in U.S. federal spending, changes in tariffs or trade restrictions, global economic slowdowns, actual or perceived global banking and finance related issues, increased risk of inflation, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, interest rate volatility, supply chain disruptions, labor shortages, and potential global recession;
•the impact of natural or man-made global events on our business, including, but not limited to, wars and other geopolitical conflicts;
•market acceptance of our recent changes to our pricing, packaging, and billing models and any further changes in our billing model or those of our competitors;
•our ability to attract new customers and retain and increase adoption of our products by existing customers;
•changes in user or customer requirements or market needs;
•the budgeting cycles, seasonal buying patterns, and purchasing practices of our customers and potential customers;
•the timing and length of our sales cycles;
•the timing of revenue recognition;
•the timing and success of new product and service releases by us or our competitors or any other competitive developments, including consolidation among our customers or competitors;
•our ability to convert users of our free product offerings into subscribing customers;
•our ability to successfully expand our business domestically and internationally;
•decisions by organizations to purchase competitive products and services from other vendors;
•insolvency, credit difficulties, or other financial issues affecting our customers or potential customers, which affects their ability to purchase or pay for our products and services;
•significant security breaches of, technical difficulties with, or interruptions to, the use of our platform or other cybersecurity incidents;

•extraordinary expenses such as litigation or other dispute-related settlement payments or outcomes, taxes, regulatory fines, or penalties;
•changes in the market value of our investments, including in our marketable securities, in particular as a result of volatility related to our investments in a Bitcoin exchange-traded fund or any future investments in alternative asset classes;
•significant charges in our financial statements relating to any impairment of goodwill or intangible assets;
•changes in the mix of various aspects of our business, including, but not limited to, self-service and sales led offerings, the proportion of business generated in the United States and internationally, and the adoption rates among our various pricing packages;
•changes to our effective tax rate;
•future accounting pronouncements or changes in our accounting policies or practices;
•negative media and social media coverage or publicity; and
•increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates.
Historically, we have experienced seasonal fluctuations in our financial results due to increased expenses incurred in connection with our annual user conferences, including Config, which we typically host in the second quarter of each year, as well as in connection with other advertising efforts. We expect that seasonality may become more pronounced in our business in the future, particularly as a greater percentage of our business is attributable to larger customers and deals, due to the annual budget approval process of larger organizations. Moreover, any of the above discussed fluctuations could result in our failure to meet our operating plan or the expectations of investors or analysts for any period. If we fail to meet such expectations for the reasons described above or other reasons, our stock price could fall substantially, and we could face costly lawsuits, including securities class action lawsuits.
We have a limited operating history at our current scale, which makes it difficult to evaluate our current business and future prospects and increases the risks associated with your investment.
Although we were founded in October 2012, we have evolved our business and platform significantly since publicly launching our initial product, Figma Design, in 2015, including through the introduction of new offerings. For example, we introduced FigJam in 2021, Dev Mode in 2023, Figma Slides in 2024, and Figma Sites, Figma Make, Figma Buzz, and Figma Draw in 2025. In addition, in March 2025, we implemented significant changes to our pricing, packaging, and billing models. Accordingly, we have a limited operating history at our current scale of business and with our current pricing, packaging, and billing models, which makes it difficult to evaluate our current business, future prospects, and other trends. For example, we experienced an expansion in our Net Dollar Retention Rate throughout 2024 subsequent to our launch of Dev Mode in 2023. We expect our Net Dollar Retention Rate to fluctuate or decline in the future as a result of a number of factors such as the growing level of our revenue base, the level of penetration within our customer base, expansion of products and features, our ability to retain our customers, and any changes to the pricing and packaging of our plans. We expect to continue to make significant expenditures related to the development and expansion of our business, including, but not limited to, expenditures related to acquiring new customers, expanding relationships with existing customers, expanding our global footprint, developing and expanding our platform, growing our sales and marketing investments, expanding our operations both domestically and internationally, and integrating AI, including generative AI, into our platform. We also expect to incur expenditures related to legal, tax, accounting, and other administrative and compliance expenses related to operating as a public company. We have encountered, and will continue to encounter, risks and uncertainties frequently experienced by growing companies in rapidly changing industries and sectors, such as the risks and uncertainties described herein. Any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in more predictable or established markets. If our assumptions regarding these risks and uncertainties are incorrect or change due to changing circumstances, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business and the trading price of our Class A common stock may be adversely affected. We cannot assure you that we will be successful in addressing these or other challenges we may face in the future.
Changes in our pricing, packaging, or billing models could adversely affect our business, operating results, financial condition, and future prospects.
We have made changes to our pricing, packaging, and billing models in the past, and we expect to make occasional changes to our pricing, packaging, and billing models in the future. For example, in March 2025, we implemented; a price increase for Figma Design; a change to our billing model to move away from customer-driven upgrades, giving account administrators upfront approval for seat upgrades by default; and multi-product seats that include additional functionality with each seat. We made these changes to keep pace with our expanded offerings and features since our platform’s launch and to provide our customers with more visibility and upfront controls. Our new pricing, packaging, and billing models may not accurately reflect the optimal pricing, packaging, and billing models necessary to attract new customers and retain existing customers, which make it difficult to accurately plan and forecast our operating results. Moreover, over time, we expect to introduce products and services that may be billed differently than on a per seat basis, such as an add-on or pricing with limits on feature usage. We expect this type of billing may be less predictable than subscription-based business models because customers have more flexibility in how they use and pay for products and features, providing us less visibility into the timing of revenue recognition from such arrangements. As a result, the introduction of alternative billing arrangements may impact our business, operating results, and financial condition. The changes to our pricing and packaging plans introduced in March 2025 have made, and any further changes to components of our billing models that we may introduce in the future may make, forecasting our operating results more difficult and result in comparisons to periods prior to the updates being less meaningful as some of the drivers underlying our business model will have changed.
Further, as AI and its integration into software becomes more prevalent and its use cases become more sophisticated, including with respect to our products and the products of our competitors, there could be a decrease in the number of designers, developers, and other collaborators that use our platform if such individuals are able to significantly increase their efficiency through the use of AI capabilities alongside or instead of our platform. Such a decrease could reduce the number of seats that customers or potential customers subscribe to, which could lead to a loss of revenue, slower growth, and adversely impact our business, operating results, and financial condition. In response to any industry changes resulting from AI, we may need to make further changes to our billing model.
Moreover, as the markets for our products and services mature, as we continue to add additional offerings to our platform, and as competitors introduce new products and services that compete with ours, we may be unable to attract new customers and retain existing customers at the same price or based on the same billing models as we have used historically. We may from time to time decide to make further changes to our billing models due to a variety of reasons, including, but not limited to, changes to the markets for our products and services, increased use of AI in the software industry generally, pricing pressures, and the introduction of new products and services by competitors. Changes to the components of our billing models, including the changes to our pricing and packaging plans introduced in March 2025 and any further changes that we may make in the future, may, among other things, result in customer dissatisfaction, lead to a loss of customers, and negatively impact our business, operating results, and financial condition. Moreover, our ability to increase or maintain our prices may be constrained by competitive dynamics, customer expectations or pressure to provide discounts, or economic conditions. If we are unable to increase prices to offset rising costs, or if price increases significantly reduce customer demand, our business, operating results, and financial condition could be negatively impacted.
If we are unable to attract new customers or retain and increase adoption of our products and services by existing customers, we may not achieve the growth we expect, which would adversely affect our business, operating results, financial condition, and future prospects.
In order for us to improve our operating results and continue to grow our business, it is important that we continue to attract new customers and that existing customers continue to renew and increase their usage of our products, which we currently charge for on a per-user basis. Customers have no obligation to renew a subscription after the expiration of the contract term, and customers may not renew their subscriptions with a similar contract period, with the same or greater number of seats, for the same subscription plan, or at all. If our customers do not renew their subscriptions or if they renew on terms less favorable to us, our revenue may decline.
Our customer retention may decline or fluctuate as a result of various factors, including, but not limited to, their satisfaction with our platform, products, and services and satisfaction with those offered by competitors, our pricing, packaging, and billing models and changes to such models including our recent pricing changes, and the effects of general economic conditions and uncertainty in financial markets.
Further, our future success depends, in part, on our ability to convert users of our free plan into paying customers on a paid pricing plan and selling additional offerings to existing paying customers. This may require us to incur increased sales and marketing expenses, but it may not result in additional sales. The rate at which our customers convert from our free pricing plan to our paid product plan and the rate at which our customers purchase additional or premium offerings depend on a number of factors, including, but not limited to, the features, functionality, and pricing of such offerings, availability of competitive offerings, as well as general macroeconomic conditions. If our efforts to convert users of our free pricing plan to our paid pricing plans or sell additional or premium offerings to customers are unsuccessful, our business, operating results, financial condition, and future prospects may be adversely impacted.
Historically, a significant portion of our revenue growth has been derived from organic growth that occurs within organizations when new users decide to use our platform based on word-of-mouth recommendations, as opposed to management driven enterprise-wide procurement processes. As we increasingly sell to larger organizations, however, such organizations may have more extensive internal approval requirements that prevent or delay potential users in those organizations from using our platform, which may delay or prevent the organic growth of potential future customers at the same rate as in historical periods and could cause the costs associated with new customer acquisition to increase in future periods. This trend may be even more pronounced due to the changes we made in March 2025 as part of our billing model update, which included administrator controls that may inhibit the number of seat upgrades on our platform in the future.
In recent years, we have released a number of new products and feature enhancements intended to address a broader set of use cases than contemplated by our initial product, Figma Design, and we expect to continue to release additional products and feature enhancements to our platform. Our future success will depend in part on the success of these new products and features and our ability to demonstrate the value of them to a wider set of users, both within current customers and prospective customers. If we are unable to successfully market new products and features to a wider set of customers, we may not achieve the return on our initial investments, or long-term growth, expected by analysts or investors and our business may be adversely affected as a result.
As the markets for our products and services mature, our platform evolves, and competitors introduce lower cost and/or differentiated products and services that are perceived to compete with our platform, our ability to maintain or expand usage of our platform could be impaired. The cost of new customer acquisition and ongoing customer support may prove higher than anticipated, thereby adversely impacting our profitability.
Other factors, many of which are out of our control, may now or in the future impact our ability to retain existing customers, attract new customers, and expand usage of our platform by such customers in a cost-effective manner, including, but not limited to:
•potential customers’ commitments to existing products or services or greater familiarity or comfort with other products or services;
•our ability to expand, retain, effectively train, and motivate our sales and marketing personnel;
•negative social media, media, industry, or analyst commentary regarding our products and services;
•decreased spending on product design solutions and other products and services that we offer;
•the impact of AI on the markets for our products and services; and
•general macroeconomic and geopolitical conditions.
If we are not able to effectively introduce enhancements to our platform, including new offerings, features, and functionality, that achieve widespread market adoption, or keep pace with technological developments, our business, operating results, and financial condition could be adversely affected.
The markets for our products and services are characterized by rapidly changing technologies, frequent new product and service releases, and evolving industry standards. The rapid growth and intense competition in our industry exacerbate these market characteristics. Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our platform and introduce compelling new products and services that reflect the changing nature of our markets. Further, we will need to adapt to rapidly changing technologies by continually improving the performance, features, and reliability of our platform, products, and services, and by selling in new markets and for new use cases. The success of any enhancement to our platform depends on several factors, including, but not limited to, timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform, and overall market adoption. We may experience difficulties that could delay or prevent the successful development, introduction, or marketing of platform updates or new offerings, features, and functionality. Any new product or service that we develop may not be introduced in a timely or cost-effective manner, may contain bugs, or may not achieve the market adoption necessary to generate significant revenue. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise achieve market adoption, our business, operating results, and financial condition would be harmed.

We have made significant investments to develop, launch, and enhance new products and services, such as FigJam in 2021, Dev Mode in 2023, Figma Slides in 2024, and Figma Sites, Figma Make, Figma Buzz, and Figma Draw in 2025. We intend to continue investing significant resources to develop and launch new products, services, features, and functionality, including enhancements to our platform’s accessibility. If we do not allocate these resources efficiently, effectively, or in an otherwise commercially successful manner, we may not realize the expected benefits of our strategy. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market adoption to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that products and services developed by others, including, but not limited to, new technologies integrating AI, or products and services developed by competitors that employ a consumption-based subscription model, will render our platform and offerings uncompetitive or obsolete. Further, our development efforts with respect to new technologies, offerings, features, and functionality could distract management from current operations, and would divert capital and other resources from our more established offerings. If we do not realize the expected benefits of our investments, our business, operating results, financial condition, and future prospects could be adversely affected.
Competitive developments in AI and our inability to effectively respond to such developments could adversely affect our business, operating results, and financial condition.
Developments in AI are already impacting the software industry significantly, and we expect this impact to be even greater in the future. AI has become more prevalent in the markets in which we operate and may result in significant changes in the demand for our platform, including, but not limited to, reducing the difficulty and cost for competitors to build and launch competitive products, altering how consumers and businesses interact with websites and apps and consume content in ways that may result in a reduction in the overall value of interface design, or by otherwise making aspects of our platform obsolete or decreasing the number of designers, developers, and other collaborators that utilize our platform. Any of these changes could, in turn, lead to a loss of revenue and adversely impact our business, operating results, and financial condition.
While we have made, and expect to continue to make, significant investments to integrate AI, including generative AI, into our platform, AI technologies are rapidly evolving and there can be no guarantee that our products will remain competitive as new AI technologies are developed, adopted, and integrated into software solutions. We expect that increased investment will be required in the future to continuously improve our use of AI technologies. As with many technological innovations, there are significant risks involved in developing, maintaining, and deploying AI. There can be no assurance that the integration of such technologies will enhance our products or services or be beneficial to our business, including, but not limited to, with respect to our efficiency or profitability. Similarly, we cannot guarantee that our investments in the development and integration of AI will be successful or provide an adequate return, including, without limitation, with respect to the amount of time, focus, and staffing directed towards these efforts,
Further, our competitors may incorporate AI into their products more quickly or more successfully than we do, which would impair our ability to compete effectively. Decisions as to if and how to integrate various AI technologies are difficult and we may choose not to adopt certain technologies or take advantage of certain data sets available to us as a result of ethical, legal, regulatory, or reputational concerns, which could put us at a competitive disadvantage and harm our business, operating results, and financial condition.
Our failure to successfully develop or commercialize our products or services involving AI technologies could impact the price of our Class A common stock and impair our ability to raise capital, expand our business, improve and diversify our product offerings, efficiently manage our operating expenses, and respond effectively to competitive developments. Moreover, the use of AI technologies and our investments to integrate AI into our platform may adversely impact our business, operating results, and financial condition. For example, in the short term, we expect that our AI investments and use of AI technologies, including as part of Figma Make and our Figma AI features, will negatively impact our gross margins and operating margins and, given the newness of and rapid development of these technologies, the impacts on our gross margins and operating margins, and on our business, operating results, financial condition, and future prospects over the longer term, are currently unknown.
We face intense competition and could lose market share to our competitors, which would adversely affect our business, operating results, financial condition, and future prospects.
The markets in which we participate are rapidly evolving and highly competitive, and if we do not compete effectively, our business, operating results, and financial condition could be adversely impacted. We face competition from a number of companies, including companies that cater to multiple stages of the design and development process, point tools that address individual parts of the process but can expand to cover more, and design-to-code and AI-driven companies and tools that compress or accelerate steps in the workflow or take a different approach to building digital experiences. We may also face competition from customized or internal solutions used by our customers or potential customers, particularly with AI’s potential to accelerate the ability to develop and deploy new software. Moreover, we expect to continue to face intense competition from current competitors, as well as from new entrants into the market, including as a result of strategic acquisitions and partnerships, increased use of AI, or evolving user and customer requirements and industry standards. If we are unable to anticipate or react to these challenges, our competitive position could weaken, and we may experience a decline in revenue, reduced revenue growth, or a loss of market share, which, individually or collectively, could adversely affect our business, operating results, and financial condition.
Our ability to compete effectively depends upon numerous factors, many of which are beyond our control, including, but not limited to:
•our ability to attract new customers and retain existing customers, expand our platform, or increase adoption of our products and services by new and existing customers;
•market acceptance of our recent, and any future, billing model changes;
•our ability to attract, train, retain, and motivate talented employees;
•the extent of market adoption of our platform, and the timing of such market adoption, which may be influenced by developments and enhancements we introduce to our platform relative to the developments and enhancements made to competitive products available in the market;
•the impact of AI on the markets for our products and services, including, but not limited to, our ability to successfully incorporate AI technologies into our platform and successfully adapt our billing models to the increased use of AI in the software industry generally;
•the budgeting cycles, seasonal buying patterns, and purchasing practices of our customers, including, but not limited to, any slowdown in technology spending due to U.S. and global macroeconomic conditions;
•general macroeconomic and political conditions, both domestically and in foreign markets where we operate, including, but not limited to, changes in U.S. federal spending, changes in tariffs or trade restrictions, global economic slowdowns, actual or perceived global banking and finance related issues, increased risk of inflation, potential uncertainty with respect to the federal debt ceiling and budget and potential government shutdowns related thereto, interest rate volatility, supply chain disruptions, labor shortages, and potential global recession;
•changes in user, customer, or market needs or preferences;
•the effectiveness and cost-effectiveness of our customer service and support efforts;
•our product pricing strategies, including any pressure to change our product pricing strategies as a result of competition;
•the timing and success of new offerings by us or our competitors or any other change in the competitive landscape of our industry, including, but not limited to, consolidation among our competitors or customers and strategic partnerships entered into by or between our competitors;
•changes in the mix of our overall business, including in subscription plans and products sold;
•ease of use, performance, reliability, and comprehensiveness of our platform relative to competitive products and services;
•our reputation and brand strength relative to our competitors;
•our ability to maintain and grow our community of users and customers both domestically and internationally;
•security breaches of, technical difficulties with, or interruptions to the use of our platform;
•the timing and costs related to the development or acquisition of technologies, businesses, or strategic partnerships;
•our ability to execute, complete, or efficiently integrate any acquisitions that we may undertake;
•increased expenses, unforeseen liabilities, or write-downs and any impact on our operating results from any acquisitions we consummate;
•the length and complexity of our sales cycles; and
•insolvency, credit difficulties, or other financial issues affecting our customers or potential customers, which could increase due to U.S. and global macroeconomic issues, changes in tariffs or trade restrictions, inflation, and interest rate volatility, and may adversely affect their ability to purchase or pay for our platform in a timely manner or at all.
Our competitors may have greater financial, technical, marketing, sales, and other resources, greater name recognition, longer operating histories, and a larger base of customers than we do. Our competitors may be able to devote greater resources to the development, promotion, and sale of their products and services than we can, and they may offer lower pricing than we do or bundle certain competing products and services at lower prices or for free. Our competitors may also have greater resources for research and development of new technologies, customer support, and to pursue acquisitions, or they may have other financial, technical, or other resource advantages. Our larger competitors have substantially broader and more diverse product and service offerings and more mature distribution and go-to-market strategies, which allows them to leverage their existing customer and distributor relationships to gain business in a manner that discourages potential customers from purchasing our platform. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition. Pricing pressures and increased competition could result in reduced sales, lower margins, or financial losses, or hinder our ability to maintain or improve our competitive market position, any of which could adversely affect our business, operating results, and financial condition.
Our product and investment decisions may negatively impact our short-term financial results and may not produce the long-term benefits that we expect.
We make product and investment decisions, which we believe are essential to the success of our platform and in serving the best, long-term interests of Figma and our stockholders. As a result, we may make business decisions that negatively impact our financial results in the short-term when we believe that the decisions are consistent with our goal to improve the user experience on our platform, attract new users and customers, and expand our relationships with our existing users and customers, resulting in the long-term success of our platform and business. These decisions may not result in the outcomes we expect and may not be consistent with the expectations of investors and analysts, in which case our business, operating results, and financial condition could be adversely affected.
The markets for our products and services are relatively new and unproven and may not grow, which would adversely affect our business, operating results, financial condition, and future prospects.
Although we launched our initial product, Figma Design, in 2015, the markets for our products and services, and especially those recently introduced, such as FigJam in 2021, Dev Mode in 2023, Figma Slides in 2024, and Figma Sites, Figma Make, Figma Buzz, and Figma Draw in 2025, remain relatively new and unproven. Because the markets for our products and services are relatively new and rapidly evolving, it is difficult to predict customer adoption, customer and user demand for our products and services, the size and growth rate of these markets, the entry of competitive products and services, or the success of existing competitive services. It is also difficult to predict the impact of AI on our markets. Any expansion or contraction in our markets depends on a number of factors, including, but not limited to, the cost, performance, and perceived value associated with our platform and the appetite and ability of customers to pay for and subscribe to our platform. Further, even if the overall markets for the type of offerings we provide continue to grow, we may face intense competition from larger and more well-established companies, as well as new entrants, and we may not be able to compete effectively, or achieve widespread market adoption of our platform. If the markets for our platform do not grow to the extent that we anticipate or our platform does not achieve widespread adoption within the markets in which we operate, our business, operating results, financial condition, and future prospects could be adversely affected.
Our use of AI in our products and services may result in reputational harm, legal liability, competitive risks, and regulatory concerns that could adversely affect our business, operating results, and financial condition.
We have made, and expect to continue to make, significant investments to integrate AI, including generative AI, and machine learning technology into our platform, including as part of our Figma Make product and Figma AI features. Many AI technologies are relatively new and present ethical, legal, regulatory, and reputational challenges. The use of datasets to develop AI models, the content generated by AI systems, or the application of AI systems may be found to be insufficient, offensive, biased, or harmful, or may violate current or future laws and regulations.
Further, we generally rely on third-party models for the AI features on our platform. Our ability to continue to use such technologies at the scale we need may be dependent on access to specific third-party software and infrastructure. We cannot control the availability or pricing of such third-party AI technologies, especially in a highly competitive environment, and we may be unable to negotiate favorable economic terms with the applicable providers. If any such third-party

AI technologies become incompatible with our platform or unavailable for use, or if the providers of such models unfavorably change the terms on which their AI technologies are offered or terminate their relationship with us, our platform may become less appealing to our customers and our business, operating results, and financial condition could be adversely impacted. Moreover, the integration of third-party AI models with our platform relies on certain safeguards implemented by the third-party developers of the underlying AI models, including those related to the accuracy, bias, and other variables of the training data used for such models, and these safeguards may be insufficient. If the models underlying our AI technologies are incorrectly designed or implemented; trained or reliant on incomplete, inadequate, inaccurate, biased or otherwise poor quality data, or on data to which we do not have sufficient rights or in relation to which we and/or the providers of such data have not implemented sufficient legal compliance measures; used without sufficient oversight and governance to ensure their responsible use; and/or adversely impacted by unforeseen defects, technical challenges, cybersecurity threats, or material performance issues, the performance of our products, services, and business, as well as our reputation and the reputations of our customers, could suffer, and we could incur liability resulting from the violation of laws, breach of contract claims, or civil claims. In addition, the use of AI applications may result in data leakage or unauthorized exposure of data, including, but not limited to, confidential business information, the personal data of end users, or other sensitive information. Such leakage or unauthorized exposure of data related to the use of AI applications could result in legal claims or liability or otherwise adversely affect our reputation and operating results.
Moreover, our generative AI technologies could generate output that infringes on third-party intellectual property rights, and we could be subject to claims or lawsuits, including, but not limited to, for infringement of third-party intellectual property rights as a result of the output of such generative AI technologies. While some providers of AI technologies offer to indemnify their end users for any copyright or other intellectual property infringement claims arising from the output of their AI technologies, such indemnification may be inadequate or we may not be successful in adequately recovering our losses in connection with such claims. Our generative AI technologies could also generate content that is inaccurate, misleading, or inappropriate, which could harm our reputation, expose us to liability, or cause customers to lose confidence in our platform.
The regulatory framework for AI technologies is rapidly evolving as many U.S. federal, state, and foreign government bodies and agencies have introduced or are currently considering additional laws and regulations. Additionally, existing laws and regulations may be interpreted in ways that would affect the operation of our AI technologies, or could be rescinded or amended as new administrations take differing approaches to evolving AI technologies. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, and we cannot yet completely determine the impact future laws, regulations, standards, or market perception of their requirements may have on our business and may not always be able to anticipate how to respond to these laws or regulations.
Already, certain existing legal regimes, for example, relating to data privacy, regulate certain aspects of AI technologies, and new laws regulating AI technologies either entered into force in the United States and the European Economic Area (the “EEA”) in 2024 or are expected to enter into force in 2025. U.S. legislation related to AI technologies has been introduced at the federal level and has passed at the state level. For example, California enacted seventeen new laws in 2024 that regulate use of AI technologies and provide consumers with additional protections around companies’ use of AI technologies, such as requiring companies to disclose certain uses of generative AI. Other states have also passed AI-focused legislation, such as Colorado’s Artificial Intelligence Act, which will require developers and deployers of “high-risk” AI systems to implement certain safeguards against algorithmic discrimination, and Utah’s Artificial Intelligence Policy Act, which establishes disclosure requirements and accountability measures for the use of generative AI in certain consumer interactions. Such additional regulations may impact our ability to develop, use, and commercialize AI technologies in the future.

In Europe, the EU Artificial Intelligence Act (the “EU AI Act”), which entered into force in August 2024, establishes a comprehensive, risk-based governance framework for AI in the EU market. The majority of the substantive requirements of the EU AI Act are not enforceable yet and will apply from August 2, 2026. The EU AI Act will have a material impact on the way AI is regulated in the EU, as it applies to companies that develop, use, and/or provide AI in the EU and, depending on the AI use case, includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI, and foundation models, and imposes fines for breaches of up to 7% of worldwide annual revenues. The EU AI Act, together with developing guidance and/or decisions in this area, may affect our use of AI technologies and our ability to provide, improve, or commercialize our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, operating results, and financial condition. It is possible that further new laws and regulations will be adopted in the United States and in other non-U.S. jurisdictions, or that existing laws and regulations, including competition and antitrust laws, may be interpreted in ways that would limit our ability to use AI technologies for our business, or require us to change the way we use AI technologies in a manner that negatively affects the performance of our offerings and the way in which we use AI technologies. We may need to expend resources to adjust our products or services in certain jurisdictions if the laws, regulations, or decisions are not consistent across jurisdictions. Further, the cost to comply with such laws, regulations, or decisions and/or guidance interpreting existing laws, could be significant and would increase our operating expenses (such as by imposing additional reporting obligations regarding our use of AI technologies). Such an increase in operating expenses, as well as any actual or perceived failure to comply with such laws and regulations, could adversely affect our business, operating results, and financial condition.
Moreover, any changes to the above discussed existing legal regimes with respect to data privacy and AI technologies within the United States and abroad could require us to expend significant resources to modify our products, services, or operations to ensure compliance or remain competitive.
Existing and future acquisitions, strategic investments, partnerships, or alliances could be difficult to identify and integrate, divert the attention of key management personnel, disrupt our business, dilute stockholder value, and adversely affect our business, operating results, financial condition, and future prospects.
As part of our business strategy, we have in the past and expect to continue to make investments in or acquire complementary companies, services, products, technologies, or talent. All of our acquisitions and investments are subject to a risk of partial or total loss of investment capital. Our ability as an organization to acquire and integrate other companies, services, or technologies in a successful manner is not guaranteed.
In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. Our due diligence efforts may fail to identify all of the challenges, problems, liabilities, or other shortcomings involved in an acquisition. Further, current and future changes to the U.S. and foreign regulatory approval processes and requirements related to acquisitions may cause approvals to take longer than anticipated, not be forthcoming, or contain burdensome conditions, which may prevent the completion of the transaction or jeopardize, delay, or reduce the anticipated benefits of the transaction, and impede the execution of our business strategy. For example, in 2022, we entered into an agreement to be acquired by Adobe, Inc. (“Adobe”). However, based on our joint assessment that there was no clear path to obtain the required regulatory approvals for the transaction to close, and in 2023, we mutually agreed with Adobe to terminate the agreement. In addition, the process of seeking the regulatory approvals necessary to close an acquisition can be long and burdensome, requiring significant time and attention from the management team and imposing opportunity costs. If we do complete acquisitions, we may not ultimately strengthen our competitive position or ability to achieve our business objectives, and any acquisitions we announce or complete could be viewed negatively by our customers or investors.
In addition, if we are unsuccessful at integrating existing and future acquisitions, or the technologies and personnel associated with such acquisitions, into our company, the revenue and operating results of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, causing unanticipated write-offs or accounting (including goodwill) charges. Additionally, integrations could take longer than expected, or if we move too quickly in trying to integrate an acquisition, strategic investment, partnership, or other alliance, we may fail to achieve the desired efficiencies. Further, the companies we acquire could have vulnerabilities and/or unsophisticated security measures, which may expose us to significant cybersecurity, operational, and financial risks.
We have, and may in the future have, to pay cash, incur debt, or issue equity securities to pay for acquisitions, each of which could adversely affect our financial condition and the market price of our Class A common stock. The sale of equity or issuance of convertible debt to finance any such acquisitions could result in dilution to our stockholders, which, depending on the size of the acquisition, may be significant. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.
Additional risks we may face in connection with acquisitions and strategic investments include:
•diversion of management’s time and focus from operating our business;
•the inability to integrate product and service offerings of an acquired company;
•retention of key employees from the acquired company;
•changes in relationships with strategic partners or the loss of any key customers or partners as a result of acquisitions or strategic positioning resulting from the acquisition or strategic investment;
•cultural challenges associated with integrating employees from the acquired company into our organization;
•integration of the acquired company’s finance, accounting, customer relationship management, management information, human resources, and other administrative systems;
•the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked sufficiently effective controls, procedures, and policies;
•unexpected security risks or higher than expected costs to improve the security posture of the acquired company;
•higher than expected costs to bring the acquired company’s information technology infrastructure up to our standards;
•additional legal, regulatory, or compliance requirements;

•financial reporting, revenue recognition, or other financial or control deficiencies of the acquired company that we do not adequately address and that cause our reported results to be incorrect;
•liability for activities of the acquired company before the acquisition, including, but not limited to, intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities;
•failing to achieve the expected benefits of the acquisition or investment; and
•litigation or other claims in connection with the acquired company, including, but not limited to, claims from or against terminated employees, customers, current and former stockholders, or other third parties.
Our failure to address these risks or other problems encountered in connection with acquisitions and investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, and harm our business generally.
In the event that we were to receive an offer to purchase our company, our Board of Directors, subject to its fiduciary duties, may decide to approve or forego the sale. Certain stockholders may disagree with or challenge such a decision. Moreover, if we were to engage in a sale of our company, we may experience risks and uncertainties, including, but not limited to, as a result of the closing conditions to the transaction being delayed or not obtained, including due to delay or failure to obtain necessary regulatory approvals; business disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with our employees, customers, users, and partners; any litigation resulting from such transaction, and diversion of management’s attention from our ongoing business operations and opportunities as a result of the proposed transaction. For example, after entering into the Merger Agreement with Adobe in 2022, we mutually agreed to terminate the Merger Agreement in 2023 based on our joint assessment that there was no clear path to obtain the required regulatory approvals.
In addition to our strategic investments, we maintain a portfolio of marketable equity and debt securities. From time to time, we have also invested excess cash reserves in alternative assets, such as the Bitcoin exchange-traded fund, and may do so in the future. The investments in our portfolio are subject to our corporate investment policy, which focuses on the preservation of capital, fulfillment of our liquidity needs, and maximization of investment performance within the parameters set forth in our corporate investment policy and subject to market conditions. These investments are subject to general credit, liquidity, market, and interest rate risks. In particular, the value of our portfolio may decline due to changes in interest rates, instability in the global financial markets that reduces the liquidity of securities and other assets in our investment portfolio, volatility, and other factors, including unexpected or unprecedented events. As a result, we may experience a decline in value or loss of liquidity of our investments, which could materially and adversely affect our business, operating results, and financial condition.
Adverse global macroeconomic conditions or reduced software spending could adversely affect our business, operating results, and financial condition.
Our business depends on the overall demand for software technology and on the economic health of our current and prospective customers. As the landscape for software technology, and for the types of products that we offer, evolves, the purchase of our products may be considered discretionary and involve a significant commitment of capital, implementation, and other resources by an organization and, as a result, prospective customers may decide not to purchase our products and existing customers may reduce their use of our products. Weak global and regional economic conditions — including, but not limited to, U.S. and global macroeconomic issues, actual or perceived global banking and finance related issues, any economic impacts due to changes in U.S. federal spending, changes in tariffs and trade restrictions, labor shortages, supply chain disruptions, fluctuating interest rates and inflation, changes in spending environments, geopolitical instability, warfare, and uncertainty, including the effects of geopolitical conflicts — could result in longer sales cycles, pressure to lower prices for our platform, reduced sales to new or existing customers, or slower or declining growth of our business or negatively impact our ability to attract new customers, retain existing customers, or increase the adoption of our products and services by new and existing customers, any of which would adversely affect our business, operating results, and financial condition. For example, in 2023, we experienced a decline in usage and consumption patterns from certain customers, especially larger enterprise customers, longer sales cycles and downsizing of renewals by existing customers, especially larger enterprise customers. We believe these trends were due, in part, to uncertainty in macroeconomic conditions and related cost-consciousness around software budgets at the time. Deterioration in economic conditions in any of the countries in which we do business could also cause slower or impaired collections on accounts receivable, which may adversely impact our liquidity and financial condition.
The imposition of tariffs, border taxes, or other barriers to trade may directly or indirectly impact our business, operating results, financial condition, and stock price, including as a result of any impact on our customers that may reduce demand for our platform, products, and services. For example, the United States has recently announced tariffs, certain of which have been temporarily suspended, on imported goods from most countries and select countries have announced retaliatory tariffs in response, contributing to volatility in the markets. There can be no assurance that we will be able to mitigate the impacts of the foregoing or any future changes in global trade dynamics on our business.
Security and privacy breaches may adversely impact our business, operating results, and financial condition.
Our platform hosts, processes, stores, and transmits our and our customers’ proprietary and sensitive data, including personal data about customers, employees, business partners and others, and trade secrets. We also use third-party service providers to help us deliver services to our customers and users. These vendors may host, process, store, or transmit personal and financial data, or other confidential information of our employees, consultants, or our users and customers. We collect such information from individuals located both in the United States and abroad and may host, process, store, or transmit such information outside the country in which it was collected. While we and our third-party service providers have implemented security measures designed to protect against privacy and security breaches, these measures could fail or may be insufficient, resulting in the unauthorized access or disclosure, modification, misuse, destruction, or loss of our or our customers’ data or other sensitive information. We have experienced, and may in the future experience, cybersecurity incidents; however, to date, these incidents have not had a material impact on our business, operating results, and financial condition. Any security breach of our platform, our operational systems, physical facilities, or the systems of our third-party processors, or the perception that a breach has occurred, or other adverse impact to the availability, integrity or confidentiality of such platform and systems, could result in litigation (including class actions), indemnity obligations, regulatory enforcement actions, investigations, compulsory audits, fines, penalties, mitigation and remediation costs, disputes, reputational harm, diversion of management’s attention, and other liabilities and damage to our business.
We face evolving cybersecurity risks that threaten the confidentiality, integrity, and availability of our or our customers’ confidential or personal data and our and our third-party service providers’ information technology systems, which could result from human error, system misconfiguration, or from cyber-attacks, including distributed-denial-of-service attacks, reverse-engineering of AI algorithms, web scraping, ransomware attacks, business email compromises, computer malware, viruses, and social engineering (including phishing), malicious code embedded in open-source software, or misconfigurations, “bugs” or other vulnerabilities in commercial software that is integrated into our and our third-party service providers’ information technology systems, products or services, which are prevalent in our industry. These threats may come from a variety of sources including nation-state sponsored espionage and hacking activities, corporate espionage, organized crime, sophisticated organizations, hacking groups and individuals, and insider threats. Any security breach or disruption could result in the loss or destruction of, or unauthorized access to, or use, alteration, disclosure, or acquisition of confidential or personal data, which may result in damage to our reputation, termination of customer contracts, litigation, regulatory investigations, or other liabilities. Any circumvention or failure of our cybersecurity defenses or measures could compromise the confidentiality or integrity of our customers’ data or other sensitive information. If our, our customers’, or our partners’ security measures are breached as a result of third-party action, human error, system misconfiguration, malfeasance, or otherwise, and, as a result, someone obtains unauthorized access to our platform including confidential or personal data of our customers, our reputation could be damaged, our business may suffer loss of current customers and future opportunities, and we could incur significant financial liability including fines, cost of recovery, and costs related to remediation measures.
Techniques used to obtain unauthorized access or to sabotage systems change frequently. As a result, we may be unable to fully anticipate these techniques or to implement adequate preventative measures. Further, state-supported and geopolitical-related cyberattacks may rise in connection with regional geopolitical conflicts which have increased the risk of cyberattacks on various types of infrastructure and operations. Bad actors are also beginning to utilize AI-based tools, including generative AI-based tools, to execute attacks, circumvent security controls, evade detection, and remove forensic evidence, creating unprecedented cybersecurity challenges. As a result, we may be unable to detect, investigate, remediate, or recover from future attacks or incidents, or to avoid a material adverse impact to our information technology systems, confidential or personal data, or business. Remote and hybrid working arrangements at our company (and at many third-party providers) also increase cybersecurity risks due to the challenges associated with worker fraud, including through the use of a stolen or forged identity to gain employment, managing remote computing assets and security vulnerabilities that are present in many non-corporate and home networks. If an actual or perceived security breach occurs, the market perception of our security measures could be harmed, and we could lose sales and customers. If we are, or are perceived to be, not in compliance with data protection, consumer privacy, or other legal or regulatory requirements or operational norms bearing on the collection, processing, storage, or other treatment of data records, including personal data, our reputation and operating performance may suffer. Any significant violations of data privacy could result in the loss of business, litigation, and regulatory investigations, and penalties that could damage our reputation and adversely impact our business, operating results, and financial condition.
We have certain contractual and legal obligations to notify relevant stakeholders of security breaches. Most jurisdictions have enacted their own laws requiring companies to notify affected individuals, regulatory authorities, and relevant others of security breaches involving certain types of data, including personal data. In addition, our agreements with certain customers may require us to notify them in the event of a security breach. The foregoing mandatory disclosures are costly, could lead to negative publicity, may cause our customers to lose confidence in the effectiveness of our security measures, and may require us to expend significant capital and other resources to respond to or alleviate problems caused by the actual or perceived security breach.
A security breach could lead to claims by our customers or other relevant stakeholders that we have failed to comply with such legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. There can be no assurance that any limitations of liability in our contracts would be enforceable or adequate or would otherwise protect us from liabilities or damages. While we maintain cybersecurity insurance, our insurance may be insufficient or may not cover all liabilities incurred by such attacks and insurance may not be available to us in the future on economically reasonable terms or at all.
Any adverse impact to the availability, integrity, or confidentiality of our data, systems, or physical facilities could result in disputes, claims, or litigation with our customers and impacted third-parties, or investigations by government authorities. These proceedings could force us to incur significant expenditures in defense or settlement, divert management’s time and attention, increase our costs of doing business, or adversely affect our reputation. We could be required to fundamentally change our business activities and practices or modify our platform, products, and services in response to such litigation, which could have an adverse effect on our business. If a security breach were to occur, and the confidentiality, integrity, or availability of our data or the data of our customers and users was disrupted, we could incur significant liability, or our platform, products, and services may be perceived as less desirable, which could negatively affect our business and damage our reputation.
If we do not or cannot maintain the compatibility of our platform with our customers’ existing technology, including third-party technologies that our customers use in their businesses, our business, operating results, and financial condition may be adversely affected.
The functionality and popularity of our platform depend, in part, on our ability to integrate our platform with our customers’ existing technology, including other third-party technologies that our customers use in their businesses. Our customers, or the third parties whose products and services our customers utilize, may change the features of their technologies, restrict our access to their technologies, or alter the terms governing use of their technologies in a manner that makes our platform incompatible with their technologies, which would adversely impact our ability to service our customers. Such changes could functionally limit or prevent our ability to use these third-party technologies in conjunction with our platform, products, and services, which would negatively affect adoption of our platform and harm our business. Moreover, we may decide to restrict or limit the ability of third parties to access our platform or APIs for various business, privacy, or security reasons, which may negatively impact the functionality of our platform and our brand reputation. If we fail to create or maintain a robust developer ecosystem or otherwise fail to integrate our platform with our customers’ technologies and with third-party technologies that our customers use, we may not be able to offer the functionality that our customers need, which could adversely impact our business, operating results, and financial condition. In addition, customers may require our platform to comply with certain security or other certifications and standards. If we are unable to achieve, or are delayed in achieving, compliance with these certifications and standards, we may be disqualified from selling our platform to such customers, or may otherwise be at a competitive disadvantage, either of which could adversely affect our business, operating results, and financial condition.
If our platform fails to perform properly, whether due to material defects with the software or external issues, our reputation could be adversely affected, our market share could decline, and we could be subject to claims for refunds, credits, damages, indemnity, or other forms of liability, including lawsuits.
Our platform is inherently complex and may contain material defects, software “bugs,” or errors. Any defects in functionality or operational procedures that cause interruptions in the availability of our platform, or cause our platform to function other than intended, could result in:
•loss of, or delayed, market adoption and sales;
•loss of or unintended disclosure of data;
•inaccurate billing of our customers, including over- or under-billing;
•breach of warranty claims;

•sales credits or refunds;
•loss of customers, users, and potential customers;
•diversion of development and customer service resources;
•destruction or compromised integrity of data and/or intellectual property; and
•injury to our brand and reputation.
The costs incurred in correcting any material defects, software “bugs,” or errors in our platform might be substantial and could adversely affect our operating results.
We rely on information technology systems to process, transmit, and store electronic information, including those provided by our third-party vendors and service providers. Our ability to effectively manage our business depends significantly on the reliability and capacity of these systems.
Our information technology systems, and those of the third parties on whom we rely, may be subject to damage or interruption from telecommunications problems, data corruption, data errors, software errors, fire, flood, acts of war, terrorism, armed conflicts, global pandemics, natural disasters, power outages, systems disruptions, system conversions, system updates, or human error. Our existing controls, safety systems, data backup, access protection, user management, and information technology emergency planning may not be sufficient to prevent data loss, long-term network outages, or other negative impacts to the usability of our platform. Our production systems might not be sufficiently resilient against regional outages and recovery from such an outage might take an extended period of time. While we have in place a data recovery plan, our data backup systems might fail and our data recovery plans may be insufficient to fully recover all of our or our customers’ data hosted on our system. In addition, we may have to upgrade our existing information technology systems or choose to incorporate new information technology systems from time to time in order to support the requirements of our growing and increasingly complex business. Introduction of new technology, or upgrades and maintenance to our existing systems, could result in increased costs or unforeseen problems which may disrupt or reduce our operating efficacy.
We may also encounter service interruptions, outages, or disruptions due to issues interfacing with our customers’ information technology systems, including, but not limited to, stack misconfigurations or improper environment scaling, defective updates or upgrades, our customers’ inability to access the internet, the failure of our network or software systems, security breaches, variability in user traffic for our platform or due to cybersecurity attacks on our or our customers’ information technology systems. For example, if our cloud hosting provider or the hosting provider of any of our third-party technology partners, including AI partners, were to experience interruptions, delays, outages, or other service interruptions, including as a result of customer demand, that may impact our ability to provide service to our customers. We may be required to issue credits or refunds or otherwise be liable to our customers for damages they may incur resulting from certain of these events.
Certain of our customer agreements contain service level commitments, which contain specifications regarding the availability of our platform and our support services. Pursuant to these agreements, if we are unable to meet our stated service level commitments or if we suffer extended periods of poor performance or unavailability of our platform for any reason, we may be contractually obligated to provide certain affected customers with credits, partial refunds, or termination rights. For example, from time to time, we have granted, and in the future may continue to grant, credits, partial refunds, or termination rights to customers pursuant to the terms of these agreements. Our business, operating results, and financial condition would be adversely affected if we suffer performance issues or downtime that fails to meet the service level commitments under our agreements with our customers.
We also have in the past and may in the future, experience issues with respect to our billing processes as a result of errors in our code or the implementation of our billing logic, user permissioning systems, internal controls, or information technology infrastructure. For example, in February 2023, we became aware of an error in our platform that was erroneously causing certain users to be upgraded from free seats to paid seats whenever they took certain actions on our platform, resulting in the overbilling of impacted customers. Upon discovery, we remediated the error and issued credits to impacted customers. We do not currently have any liabilities accrued on our consolidated balance sheets related to this incident. Although these events have not historically had a material impact on our operating results, any future issues with respect to our billing processes may be substantial and could adversely affect our business, operating results, and financial condition.
In addition to potential liability, refunds, or credits, if we experience interruptions in the availability of our platform or other issues that impact customer satisfaction with our platform, our reputation and brand could be adversely affected and we could lose customers. While we currently maintain errors and omissions insurance, it may be inadequate or may not be available in the future on acceptable terms, or at all. In addition, our policy may not cover all claims made against us and defending a suit, regardless of its merit, could be costly and divert management’s attention.
If we are not able to maintain and enhance our brand and reputation, our business, operating results, and financial condition may be adversely affected.
We believe that maintaining and enhancing our brand and reputation is critical to continued adoption of our platform, our relationship with our existing customers, and our ability to attract new customers. The successful promotion and maintenance of our brand will depend on a number of factors, including, but not limited to, our ability to continue to provide reliable products and services that continue to meet the needs of our customers at competitive prices, our ability to successfully differentiate our platform from those of competitors, the effectiveness of our marketing and customer support efforts, and the effectiveness of our communications to our stockholders. Although we believe it is important for our growth, our brand awareness activities may not be successful or yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, our business, operating results, financial condition, and future prospects may be adversely impacted. In addition, our users, customers, employees, or the public at large may, from time to time, disagree with, or find objectionable, organizational decisions, including, but not limited to, pricing, packaging, and billing changes and changes that we make to our platform, or other actions or comments by members of our team. As a result of these disagreements and any negative publicity associated therewith, we could lose users or customers, including loyal members of our community, or we may have difficulty attracting or retaining employees and such disagreements may divert resources and the time and attention of management from our business. Additionally, with the importance and impact of social media, any negative publicity regarding our policies and practices or organizational decisions or actions by members of our team, may be magnified and reach a large portion of our users, customers, and employees in a very short period of time, which could harm our brand and reputation and adversely affect our business, operating results, and financial condition.
In addition, independent industry and research firms have evaluated and provided, and will continue to evaluate and provide, reviews of our platform, as well as the products and services of our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and services, our brand may be adversely affected. Harm to our brand and reputation can also arise from many other sources, including, but not limited to, customer complaints, allegations of violations of law, regulatory investigations, security incidents or allegations of security incidents, allegations of employee misconduct, and allegations of misconduct by our partners, consultants, and third-party service providers. The effect of negative publicity may be exacerbated to the extent it is disseminated via social media. Any unfavorable publicity about us or members of our team could negatively impact our brand reputation or otherwise cause us reputational harm, which could have an adverse effect on our business, operating results, and financial condition. Additionally, negative publicity from, or with respect to, our partners or service providers, including, but not limited to, as relating to any decision to restrict or limit access to our platform or APIs, could negatively impact our brand reputation or otherwise cause us reputational harm, which could also affect our business, operating results, and financial condition.
We host our platform on Amazon Web Services. Any disruption in the operations of Amazon Web Services, limitations on capacity, or interference with our use could adversely affect our business, operating results, and financial condition.
Our platform is hosted by Amazon Web Services (“AWS”). Our software is designed to use computing, storage capabilities, bandwidth, and other services provided by AWS. We have experienced, and expect in the future that we may experience from time to time, interruptions, delays, or outages in service availability due to a variety of factors, including issues with service providers like AWS. Depending on severity, future disruptions may also result in data security incidents which are notifiable to stakeholders such as affected individuals and regulators. Capacity constraints could arise from a number of causes such as technical failures, cyberattacks, contagious diseases, terrorist attacks, and natural disasters, fraud, or security attacks. The level of service provided by AWS, or regular or prolonged interruptions in that service, could also impact the use of, and our customers’ satisfaction with, our platform and could harm our business and reputation. In addition, hosting costs are expected to increase as our customer base grows, which could adversely affect our business, operating results, and financial condition.
Furthermore, AWS has discretion to change and interpret its terms of service and other policies with respect to us, including on contract renewal, and those actions may be unfavorable to our business operations. AWS may also take actions beyond our control that could seriously harm our business, including, but not limited to, discontinuing or limiting our access to one or more services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether, or altering how we are able to process data on their system in a way that is unfavorable or costly to us. If our current arrangement with AWS were to be terminated and we could not find an alternative provider on favorable terms or in a timely manner, we could experience interruptions on our platform and in our ability to make our content available to customers, as well as delays and additional expenses in arranging for expansion and transition to alternative cloud hosting and infrastructure services. Such a transition could require further technical changes to our platform, including, but not limited to, our cloud service infrastructure which was initially designed to run on AWS. Making such changes could be costly in terms of time and financial resources. Any of these factors could reduce our revenue, subject us to liability, and cause our customers to decline to renew their subscriptions, any of which would harm our business, operating results, and financial condition.
Our estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.
The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate. Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate, including the risks described herein. Even if the markets in which we compete achieve the forecasted growth, our business could fail to grow at similar rates, if at all.
Our market opportunity may change over time and there is no guarantee that any particular number or percentage of addressable customers covered by our market opportunity estimates will purchase our platform at all or generate any particular level of revenue for us. Any expansion in the markets in which we operate depends on a number of factors, including, but not limited to, the cost, performance, and perceived value associated with our platform and those of our competitors. Even if the markets in which we compete meet the size estimates and growth as forecasted, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including, but not limited to, our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, our forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.
Key business metrics and other estimates are subject to inherent challenges in measurement and to change as our business evolves, and our business, operating results, financial condition, and future prospects could be adversely affected by real or perceived inaccuracies in those metrics or any changes in metrics we disclose.
We regularly review key business metrics to evaluate growth trends, measure our performance, and make strategic decisions. These key business metrics are calculated using internal company data and have not been validated by an independent third party. While these numbers are based on what we believe to be reasonable estimates for the applicable period of measurement at the time of reporting, there are inherent challenges in such measurements. If we fail to maintain effective processes and systems, our key business metrics calculations may be inaccurate, and we may not be able to identify those inaccuracies. We regularly review our processes for calculating these metrics, and from time to time we make adjustments to improve their accuracy. We generally will not update previously disclosed key business metrics for any such inaccuracies or adjustments that are immaterial.
We may change our key business metrics from time to time, which may be perceived negatively. Given the rapid evolution of the software market, we regularly evaluate whether our key business metrics remain meaningful indicators of the performance of our business. As a result of these evaluations, we may in the future make changes to our key business metrics, including eliminating or replacing existing metrics. Further, if investors or the media perceive any changes to our key business metrics disclosures negatively, our business, operating results, and financial condition could be adversely affected.
Our business involves hosting user-generated and third-party content, which may present certain legal and reputational risks.
Users of our platform can upload templates, designs, icons, widgets, plugins, and other user-generated and third-party content for use across our platform. In addition, on our Community webpage, we also host both free and paid content uploaded by our users. Hosting such user-generated and third-party content exposes us to certain risks, including, but not limited to, the risk that the content may violate the intellectual property rights of others, or violate other laws and regulations. Moreover, we could be subject to the risk of reputational and brand damage if we are perceived to unfairly moderate, monetize, or otherwise exploit user-generated content, even if such perceptions are inaccurate, which could ultimately harm our business. We may not effectively detect and address user actions that may violate our terms of service and community guidelines and we may not effectively review, approve, or otherwise screen content uploaded to our platform by users. There have been in the past, and there could be in the future, incidents where users and customers engage in activities on or through our platform that violate our policies or laws. Our safeguards may not be sufficient or adequate to ensure the safety of our users and customers and this may harm our reputation and brand.

Our long-term success depends, in part, on our ability to increase sales of our platform to customers located outside of the United States and our current, and any further, expansion of our international operations exposes us to risks that could have an adverse effect on our business, operating results, and financial condition.
We conduct our business activities in various foreign countries and currently have operations in North America, South America, Europe, Australia, and Asia. In 2024, a majority of our revenue was generated outside of the United States. Our ability to manage our business and conduct our operations internationally requires considerable management attention and resources, including financial resources, and is subject to the particular challenges of supporting a rapidly growing business across multiple cultures, customs, legal, regulatory and compliance systems, and commercial infrastructures. Our operations in international markets may not be sufficiently commercially successful to justify our level of investment. Operating internationally may subject us to new risks that we have not faced before or increase risks that we currently face, including, but not limited to, risks associated with:
•fluctuations in foreign currency exchange rates, which could add volatility to our operating results;
•recruiting and retaining talented and capable employees in foreign countries;
•new, or changes in, legal and regulatory requirements;
•tariffs, export and import restrictions, restrictions on foreign investments, sanctions, and other trade barriers or protectionist measures;
•exposure to numerous, increasing, stringent, and potentially inconsistent laws and regulations relating to, among other things, AI, privacy, data protection, online safety, moderation, and information security;
•costs of, and challenges with, localizing our platform including, but not limited to, data localization and other data privacy requirements;
•challenges in successfully pricing our products in a way that meets local expectations while remaining financially viable to us;
•lack of acceptance of our localized products and services, including due to competition with local products that compete with our products and services;
•the need to make significant investments in people, offerings, services, and infrastructure, typically well in advance of revenue generation;
•challenges inherent in efficiently managing an increasing number of employees over large geographic distances, including, but not limited to, the need to implement appropriate systems, policies, benefits, and compliance programs;
•difficulties in maintaining our company culture with a dispersed and distant workforce;
•treatment of revenue from international sources, evolving domestic and international tax environments, and other potential tax issues, including, but not limited to, with respect to our corporate operating structure and intercompany arrangements;
•different or weaker protection of our intellectual property rights, including, but not limited to, increased risk of theft of our proprietary technology and other intellectual property;
•economic weakness or currency-related crises;

•longer payment cycles and greater difficulty in collecting accounts receivable;
•our ability to adapt to sales practices and customer requirements in different cultures;
•the lack of reference customers and other marketing assets in regional markets that are new or developing for us, as well as other adaptations in our market generation efforts that we may be slow to identify and implement;
•natural disasters, acts of war, terrorism, or pandemics, including, but not limited to, the armed conflicts in the Middle East and Ukraine, and tensions between China and Taiwan, or responses to these events;
•actual or perceived instability in the global financial system;
•cybersecurity incidents;
•corporate espionage; and
•political instability and security risks in the countries where we are doing business and changes in the public perception of governments in the countries where we operate or plan to operate.
Our ability to maintain customer satisfaction depends in part on the quality of our customer support. Failure to maintain high-quality customer support could have an adverse effect on our business, operating results, financial condition, and future prospects.
We believe that the successful use of our platform requires a high level of support and engagement for many of our customers. Increased demand for customer support, without corresponding increases in revenue, could increase our costs and adversely affect our business, operating results, financial condition, and future prospects.
There can be no assurance that we will be able to hire sufficient support personnel as and when needed, particularly if our sales exceed our internal forecasts. Additionally, our customer support team uses third-party AI tools to assist them with responding to and resolving customer inquiries. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources or utilizing AI tools for customer support, our ability to provide high-quality and timely support to our customers will be negatively impacted, and our customers’ satisfaction and their usage of our infrastructure could be adversely affected.
Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals are not immediately reflected in full in our operating results.
We recognize revenue from subscriptions to our platform on a straight-line basis over the term of the contract subscription period beginning on the date access to our platform is granted, provided all other revenue recognition criteria have been met. Our subscription arrangements generally have monthly or annual contractual terms. As a result, much of the revenue we report each quarter is the recognition of deferred revenue from recurring subscriptions. Consequently, a decline in subscriptions in any one quarter, whether as a result of fewer or smaller new subscriptions, downsized subscription renewals, or lower subscription renewal rates in the applicable quarter, will not be fully reflected in revenue in that quarter, and will continue to negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in new or renewed sales of our recurring subscriptions are not reflected in full in operating results until future periods.

We make our platform available to users free of charge on our Starter plan. If this fails to lead to customers purchasing paid subscriptions, our business, operating results, and financial condition may be adversely affected.
We offer our Starter plan (our free plan), which gives users limited access to our platform. This may not lead to customers purchasing subscriptions to our platform, as usage of our Starter plan may not lead to them or their organization purchasing subscriptions to our platform. To the extent that users do not become paying customers, or we are unable to successfully attract paying customers, our ability to grow our revenue may be adversely affected. In addition, making aspects of our platform available free of charge involves significant expenses, including hosting costs, with no immediate revenue in return. If we fail to convince users of our free pricing plan to purchase paid subscriptions to our platform our profitability may be adversely affected.
Our sales cycles can be long and unpredictable, and our sales and post-sales efforts require considerable time and expense.
Our revenue recognition and operating results may be difficult to predict because of the length and unpredictability of the sales cycle for our platform, particularly as we increasingly sell to larger organizations, governmental organizations, regulated entities, and organizations outside of the United States or to the technology industry that may have different procurement requirements than our historical customers. For example, we have observed a lengthening of the sales cycle recently for some prospective customers that we attribute to increased sensitivity to information technology security concerns, particularly with respect to products that include AI features or otherwise incorporate AI technologies, such as our platform. In addition, larger customers frequently have rigorous procurement processes and require considerable time to evaluate, test, and qualify our platform prior to entering into or expanding a relationship with us.
Our direct sales team develops relationships with our customers, and works on account penetration, account coordination, sales, and overall market development. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale. Sales of our platform may be subject to budget constraints, multiple approvals, security, accessibility, compliance, legal, and other reviews, and unanticipated administrative, processing, and other delays. As a result, it is difficult to predict whether and when a sale will be completed, which, in turn, can make it difficult to accurately plan our business and forecast our operating results. The failure of our efforts to secure sales after investing resources in a lengthy sales process, or a failure to accurately forecast our operating results that causes our actual operating results to fall short of our projections or market expectations, would adversely affect our business, operating results, and financial condition.
Further, our success depends, in part, on our ability to maintain and expand our relationships with customers by helping them realize value from our products and services over time. If our post-sales and customer success efforts are ineffective, our business, operating results, and financial condition could be adversely affected.
Sales to government entities are subject to a number of challenges and risks.
We sell to U.S. federal, state, and local, as well as foreign governmental agency customers. Although we anticipate that they may increase in the future, sales to governmental organizations have not accounted for, and may never account for, a significant portion of our revenue. Sales to governmental organizations are subject to a number of challenges and risks that may adversely affect our business, operating results, and financial condition, including, but not limited to, the following risks:
•selling to governmental agencies can be highly competitive, expensive, and time consuming, often requiring significant upfront time and expense without any assurance that such efforts will generate a sale;
•government certification, software supply chain or source code transparency requirements applicable to us or our platform may change and, in doing so, restrict our ability to sell into the governmental sector until we have attained the revised certification or meet other new requirements (for example, although we are currently Federal Risk and Authorization Management Program (“FedRAMP”) authorized, such authorization is costly to maintain and subject to rigorous compliance and if we lose our authorization, it will restrict our ability to sell to government customers);
•government demand and payment for our platform may be impacted by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our platform, including, but not limited to, as a result of sudden, unforeseen, and disruptive events such as government shutdowns, governmental defaults on indebtedness, war, regional geopolitical conflicts around the world, incidents of terrorism, natural disasters, and public health concerns or epidemics;
•governments routinely investigate and audit government contractors’ compliance with government contract provisions and applicable procurement laws and regulations, and failure to comply with these laws, regulations, or provisions in our government contracts could result in the government refusing to continue buying our platform, terminating our contracts, or suspending or debarring us, which would adversely impact our revenue and operating results, initiating breach of contract actions, or instituting fines or civil or criminal liability if an investigation, audit, or other review, were to uncover improper or illegal activities;
•governments may require certain products to be manufactured, produced, hosted, or accessed solely in their country or in other relatively high-cost locations, and we may not produce or host all products in locations that meet these requirements, affecting our ability to sell these products to governmental agencies;
•our governmental agency customers may have more expansive termination rights; and
•refusal to grant certain certifications or clearance by one government agency, or decision by one government agency that our products do not meet certain standards, may cause reputational harm and cause concern with other government agencies.
Any pressure on the U.S. federal government’s budget or uncertainty around potential changes in budgetary priorities could adversely affect the funding for individual programs and our existing and future contracts with the U.S. government.
Risks Related to our People
We rely on Dylan Field, our Chair of our Board of Directors, Chief Executive Officer, and President, other members of our management team, and other key employees and will need additional personnel to grow our business, and the loss of one or more key employees or our inability to hire, integrate, train, manage, retain, and motivate qualified personnel, including members of our Board of Directors, could harm our business.
Our future success is dependent, in part, on our ability to hire, integrate, train, manage, retain, and motivate the members of our management team and other key employees throughout our organization. The loss of key personnel, including key members of our management team or members of our Board of Directors, as well as certain of our key marketing, sales, finance, support, product development, legal, people team, or technology personnel, could disrupt our operations and have an adverse effect on our ability to grow our business. In particular, we are highly dependent on the services of Dylan Field, our Chair of our Board of Directors, Chief Executive Officer, and President, who is critical to the development of our technology, products, platform, future vision, and strategic direction. Mr. Field is involved in a number of initiatives aside from his work for Figma. For example, Mr. Field actively invests in technology companies. This and other initiatives he is, or may become, involved in could divert Mr. Field’s time and attention from overseeing our business operations, which could have a negative impact on our business, and may result in potential conflicts of interest. Moreover, from time to time there have been and may in the future be changes in our management team. While we seek to manage any such transitions carefully, such changes may result in a loss of institutional knowledge, cause disruptions to our business, and negatively affect our business.
Competition for highly skilled personnel is intense, especially in markets such as the San Francisco Bay Area, London, and New York City where we have a substantial presence and need for highly skilled personnel, and we may not be successful in hiring or retaining qualified personnel to fulfill our current or future needs. More generally, the technology industry, and the software industry more specifically, is also subject to substantial and continuous competition for engineers with high levels of experience in designing, developing, and managing software and related services. This is especially true in the market for AI talent, which remains extremely competitive. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications at a suitable cost, and this risk may be exacerbated by factors related to, among other things, increased recruiting efforts by other companies. In the past, we have used stock-based compensation to recruit and retain qualified employees. If we were to decrease the amount of stock-based compensation that is granted to employees, or otherwise make changes to our compensation philosophy, we may have difficulty hiring and retaining qualified individuals. Even if we are able to recruit and retain qualified personnel, the cost of doing so may impact our profitability and our ability to meet the expectations of investors and analysts. We also invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them and increases our costs. Further, the labor market is subject to external factors that are beyond our control, including, but not limited to, our industry’s highly competitive market for skilled workers and leaders, cost inflation, overall macroeconomics, and workforce participation rates. Should our competitors recruit our employees, our level of expertise and ability to execute our business plan would be negatively impacted.
Restrictive immigration policies or legal or regulatory developments relating to immigration in any of the global markets in which we have employees may also negatively affect our efforts to attract and hire new personnel as well as retain our existing personnel. For example, we have previously had to make changes to the way we attract and hire personnel in certain jurisdictions due to changes to the framework with which employer-sponsored visa applications are assessed in those regions. Our business may be adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes.
Moreover, many of the companies with which we compete for experienced personnel have greater resources than we have. Our competitors also may be successful in recruiting and hiring members of our management team, sales team, or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. We have in the past, and may in the future, be subject to allegations that employees we hire have been improperly solicited, or that they have divulged proprietary or other confidential information, or that their former employers own such employees’ inventions or other work product, or that they have been hired in violation of non-compete provisions or non-solicitation provisions.

In addition, job candidates and existing employees often consider the value of the equity awards and other compensation they receive in connection with their employment. If the perceived value of our compensatory package is viewed as below market or declines, it may adversely affect our ability to attract and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be severely harmed. Further, our competitors may be successful in recruiting and hiring members of our management team, or other key employees, and it may be difficult for us to find suitable replacements on a timely basis, on competitive terms, or at all. In recent years, the increased availability of hybrid or remote working arrangements has expanded the pool of companies that can compete for our employees and employment candidates. Although we have entered into employment agreements with our key employees, these agreements are on an “at-will” basis, meaning they are able to terminate their employment with us at any time. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be severely harmed.
Moreover, we have a number of current employees whose equity ownership in our company has given them a substantial amount of personal wealth, or will shortly after the completion of this offering result in them having substantial wealth. As a result, it may be difficult for us to continue to retain and motivate these employees, and this wealth could affect their decisions about whether or not they continue to work for us. If we do not succeed in attracting, hiring, and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.
If we do not effectively integrate, train, manage, and retain product, design, engineering, and sales personnel, and expand our product, design, engineering, and sales capabilities, we may be unable to increase our customer base and increase sales to our existing customers.
Our ability to increase our customer base, enhance our platform, and achieve broader market adoption of our products and services will depend to a significant extent on our ability to continue to hire, integrate, and retain talented product, design, research, and engineering personnel. We have dedicated, and plan to continue to dedicate, significant resources to our product, design, and engineering programs to enhance our platform, including by investing in developing additional features and products, but there is no guarantee that we will be successful in such endeavors. If we are unable to find efficient ways to deploy our product, design, and engineering investments or if these programs are not effective, our business, operating results, and financial condition would be adversely affected.
Additionally, in recent years, we have made significant investments in our sales and marketing teams and plan to continue expanding our sales force. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve revenue growth will depend, in part, on our success in hiring, integrating, training, managing, and retaining sufficient numbers of qualified sales personnel to support our growth, particularly in international markets.
New hires require significant training and may take extended time before they are productive. Our recent hires and planned hires may not become productive as quickly as we expect, or at all, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. Moreover, our international expansion may be slow or unsuccessful if we are unable to retain qualified personnel with international experience, language skills, and cultural competencies in the geographic markets which we target.

We believe that our company culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.
We believe that our company culture has been and will continue to be vital to our success, including in attracting, developing, and retaining personnel, as well as our customers. We have worked to develop our culture, and we strive to empower our employees to continuously learn, evolve, and grow, and treat each other with respect. If we do not continue to develop our company culture as we grow and evolve, including maintaining a culture that encourages a sense of ownership by our employees, it could harm our ability to foster the innovation, creativity, and teamwork that we believe we need to support our growth. We expect to continue to hire as we expand. As our organization grows and is required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our company culture, which could negatively impact its future success. Further, maintaining a cohesive company culture may prove difficult as a significant percentage of our employees work fully remote or remotely for at least part of the workweek. If we are unable to maintain our company culture, we could lose the innovation, passion, and dedication of our team and as a result, our business and ability to focus on our corporate objectives may be harmed.
Risks Related to Our Intellectual Property
Failure to obtain, maintain, protect, or enforce our intellectual property and proprietary rights could enable others to copy or use aspects of our platform without compensating us, which could harm our brand, business, and operating results.
We rely on a combination of patent, trademark, copyright, and trade secrets laws, and contractual provisions, including confidentiality agreements, to establish and protect our intellectual property and proprietary technology, including from unauthorized use or disclosure by our customers and users, third-party partners, employees, and consultants. However, the steps we take to obtain, maintain, protect, and enforce our intellectual property and proprietary rights may be inadequate. We will not be able to protect our intellectual property rights if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property rights. If we fail to protect our intellectual property rights adequately, our competitors may gain access to our proprietary technology and develop and commercialize substantially identical products, services, or technologies, and our business, operating results, and financial condition may be harmed.
Valid patents may not issue from our pending or future patent applications, and the claims allowed on any issued patents may not be sufficient to protect our technology or platform. Any issued patents that we have or may obtain may be challenged or circumvented, invalidated, or held unenforceable through administrative processes, including re-examination, inter partes review, interference and derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings) or litigation, and any rights granted under these patents may not actually provide adequate defensive protection or competitive advantages to us. In addition, there may be issued patents held by third parties of which we are not aware, that, if found to be valid and enforceable, could be alleged to be infringed by our current or future technologies or products. There may also be pending patent applications of which we are not aware that may result in issued patents, which could be alleged to be infringed by our current or future technologies or products. Patent applications in the United States are typically not published until at least 18 months after filing, or, in some cases, not at all, and publications of discoveries in industry-related literature lag behind actual discoveries. We cannot be certain that we were the first to make the inventions claimed in our pending patent applications or that we were the first to file for patent protection. Additionally, the process of obtaining patent protection is expensive and time-consuming, and we may not be able to prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Recent changes to patent laws in the United States may also bring into question the validity of certain software patents and may make it more difficult and costly to prosecute patent applications.
Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain, which may lead to increased costs and risks surrounding the prosecution, validity, ownership, enforcement, and defense of our issued patents, patent applications, and other intellectual property rights, as well as uncertainty regarding the outcome of third-party claims of infringement, misappropriation, or other violation of intellectual property rights which may be brought against us and actual or enhanced damages that may be awarded in connection with any such current or future claims. Such uncertainty could have a material and adverse effect on our business, operating results, and financial condition.
In particular, we are unable to predict or assure that:
•our intellectual property rights will not lapse or be invalidated, circumvented, challenged, or, in the case of third-party intellectual property rights licensed to us, be licensed to others;
•our intellectual property rights will be sufficient to protect our products and services or our business or provide competitive advantages to us;
•rights previously granted by third parties to intellectual property rights licensed or assigned to us, including portfolio cross-licenses, will not hamper our ability to assert our intellectual property rights or hinder the settlement of currently pending or future disputes;
•any of our pending or future patent, copyright, or trademark applications will be issued or have the coverage originally sought;
•we will be able to enforce our intellectual property rights in certain jurisdictions, in particular in foreign countries where the laws may not be as protective of intellectual property rights as those in the United States and mechanisms for enforcement may be inadequate.
Despite our efforts to protect our proprietary rights, it may be possible for unauthorized parties to copy our products and aspects of our platform capabilities or obtain and use information that we regard as proprietary, including to create products that compete with ours. We enter into confidentiality agreements or other agreements that contain confidentiality provisions with our employees, consultants, vendors, users, and customers, and limit access to and distribution of our proprietary information. However, such agreements may not be enforceable in full or in part in all jurisdictions and no assurance can be given that such agreements will be effective in controlling access to, or distribution, use, misuse, misappropriation, reverse-engineering, or disclosure of our proprietary information, know-how, and trade secrets. In addition, any breach of these agreements could negatively affect our business and our remedy for such breach may be limited. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and platform capabilities. As such, we cannot guarantee that the steps taken by us to prevent unauthorized access, use, disclosure, and distribution of our proprietary information will prevent misappropriation of our technology.
We pursue the registration of our patents, copyrights, trademarks, service marks, and domain names in the United States and in certain foreign jurisdictions. These application processes are expensive and may not be successful in all jurisdictions or for every such application, and we may not pursue such protections in all jurisdictions that may be relevant, for all our goods or services, or in every class of goods and services in which we operate. Additionally, we may not be able to obtain, maintain, protect, exploit, defend, or enforce our intellectual property rights in every foreign jurisdiction in which we operate. For example, effective trade secret protection may not be available in every country in which our products are available or where we have employees or independent contractors. The loss of trade secret protection could make it easier for third parties to compete with our products by copying functionality. Further, many foreign countries limit the enforceability of patents against certain third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. In addition, any changes in the trade secret, employment, and other intellectual property laws in any country in which we operate may compromise our ability to enforce our trade secrets and other intellectual property rights. The legal systems of certain foreign countries do not favor the enforcement of patents, trademarks, copyrights, trade secrets, and other intellectual property and proprietary protection, which could make it difficult for us to prevent or stop any infringement, misappropriation, dilution, or other violation of our intellectual property rights. If we fail to maintain, protect, and enhance our intellectual property rights, our brand, business, operating results, financial condition, and future prospects may be harmed.
From time to time, legal action by us may be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Protecting our intellectual property rights, both as a defendant and plaintiff, as applicable, through litigation in the United States and internationally may entail significant time and expense. Such litigation could result in substantial costs and diversion of resources and could negatively affect our business, operating results, and financial condition. If we are unable to protect our proprietary rights, including aspects of our software and platform protected other than by patent rights, we will find ourselves at a competitive disadvantage to others who need not incur the expense, time, and effort required to create our platform and other innovative products that have enabled us to be successful to date. Moreover, we may need to expend additional resources to defend our intellectual property rights in foreign countries, and our inability to do so could impair our business or adversely affect our international expansion.
Furthermore, the application of intellectual property law to AI technologies is a new and emerging practice, and there is uncertainty and ongoing litigation in different jurisdictions as to the degree and extent of protection warranted for AI and machine learning systems and relevant system input and outputs. The law is also uncertain across jurisdictions regarding the copyright ownership of content that is produced in whole or in part by generative AI tools. As a result, our use of AI tools in our product development and engineering processes may make it difficult to assert ownership rights over our technology. If we fail to obtain protection for the intellectual property rights concerning our AI technologies, or later have our intellectual property rights invalidated or otherwise diminished, our competitors may be able to take advantage of our research and development efforts to develop competing products which could adversely affect our business, reputation, and financial condition. In addition, given the long history of development of AI technologies, other parties may have, or in the future may obtain, patents or other proprietary rights that could prevent, limit, or interfere with our ability to make, use, or sell our own AI technologies.
Third parties have claimed and may claim that our platform infringes, misappropriates, or otherwise violates their intellectual property rights and such claims could be time-consuming or costly to defend or settle, result in the loss of significant rights, or harm our relationships with our customers or reputation in the industry.
We may become subject to intellectual property disputes. Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products or services are infringing, misappropriating, or otherwise violating third-party intellectual property rights and such third parties have claimed and may bring claims alleging that our current or future platform capabilities, products, and services infringe their intellectual property rights. Such claims may also result in legal claims against our third-party partners and our customers. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such claims will not have an adverse effect on our business, operating results, and financial condition. These claims may be time consuming, costly to defend or settle, damage our brand and reputation, harm our customer relationships, and create liability for us. Contractually, we are obligated to indemnify our partners and customers for certain expenses or liabilities they may incur as a result of any such third-party intellectual property infringement claims associated with our platform. In addition, to the extent that any claim arises as a result of third-party technology we have licensed for use in our platform, we may be unable to recover from the appropriate third party any expenses or other liabilities that we incur. We expect the number of such claims, whether warranted or not, to increase, particularly as a public company with an increased profile and visibility, as the number of products and services and the level of competition in our market grows, as the functionality of our platform overlaps with that of other products and services, and as the volume of issued software patents and patent applications continues to increase.
Companies in the software and technology industries, some of whom may compete with us, own large numbers of patents, copyrights, trademarks, and trade secrets and frequently engage in litigation based on allegations of infringement or other violations of intellectual property rights. In addition, many of these companies have the capability to dedicate substantially greater resources to enforce their intellectual property rights and to defend claims that may be brought against them. Furthermore, patent holding companies, non-practicing entities, and other adverse patent owners that are not deterred by our existing intellectual property protections may seek to assert patent claims against us. From time to time, third parties have invited us to license their patents and may, in the future, assert patent, copyright, trademark, or other intellectual property rights against us, our third-party partners, or our customers. We have received, and may in the future receive, notices that claim we have misappropriated, misused, or infringed other parties’ intellectual property rights, and, to the extent we gain greater market visibility, we face a higher risk of being the subject of intellectual property infringement claims.
There may be third-party intellectual property rights, including issued or pending patents and trademarks, that cover significant aspects of our technologies or business methods and assets. In the event that we engage software engineers or other personnel who were previously engaged by competitors or other third parties, we may be subject to claims that those personnel have inadvertently or deliberately incorporated proprietary technology of third parties into our products or have otherwise improperly used or disclosed trade secrets or other proprietary information. We may also in the future be subject to claims by employees or contractors asserting an ownership right in our patents, patent applications, or other intellectual property rights as a result of the work they performed on our behalf. In addition, we may lose valuable intellectual property rights or personnel. A loss of key personnel or their work product could hamper or prevent our ability to develop, market, and support potential products or enhancements, which could severely harm our business.
Further, we may use AI technologies, including tools provided by third parties, to develop or assist in the development of our own software code. While use of such tools makes our development process more efficient, AI technologies have sometimes generated content that is “substantially similar” to proprietary or open source software code on which the AI tool was trained. If the AI technologies we use generate code that is too similar to other proprietary code, or to software processes that are protected by patents, we could be subject to intellectual property infringement claims. We may also not be able to anticipate and detect security vulnerabilities in such AI-generated software code, including those that could be induced by a maliciously trained AI model. If our tools generate code that is too similar to open source code, we risk losing protection of our own proprietary code that is commingled with such code. Finally, to the extent we use third-

party AI technologies to develop software code, the terms of use of these tools may state that the third-party provider retains rights in the generated code.
Any intellectual property claims, whether with or without merit, could be very time-consuming, could be expensive to settle or litigate, and could divert our management’s attention and other resources, even if such claims do not result in litigation or are resolved in our favor. These claims could also subject us to significant liability for damages, potentially including treble damages if we are found to have willfully infringed patents or copyrights, and may require us to indemnify our customers for liabilities they incur as a result of such claims. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. These claims could also result in our having to stop using technology found to be in violation of a third party’s rights. We might be required to seek a license for the applicable third-party intellectual property rights, which may not be available on reasonable terms, or at all. Even if a license was available, we could be required to pay significant royalties, which would increase our operating expenses, or we could be required to develop alternative non-infringing technology, which may require significant time, effort, and expense, and may affect the performance or features of our platform. If we cannot license or develop alternative non-infringing substitutes for any infringing technology used in any aspect of our business, we may decide to limit or stop sales of our platform and may be unable to compete effectively. Moreover, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our Class A common stock. Any of these results would adversely affect our business, operating results, and financial condition.
Some of our technology incorporates “open source” software, which could under certain circumstances materially and adversely affect our ability to sell our platform and subject us to possible litigation.
Certain software used within our products and services is, and certain software of our customers, third-party partners, and vendors, may be, derived from “open source” software that is made generally available to the public by its authors or other third parties. Open source software is made available under licenses that in some instances may subject us to certain unfavorable conditions, including requirements that we offer our proprietary software, or portions of our proprietary software, which incorporates or links to such open source software, for no cost, that we make available source code for modifications or derivative works we create based upon, incorporating, or using such open source software, and that we license such modifications or derivative works under the terms of the applicable open source licenses.
Our platform contains third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products and services. The use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code, which licensors are not typically required to maintain and update, and licensors can change the license terms on which they offer the open source software without notice. In addition, some open source projects have known vulnerabilities and architectural instabilities and are provided on an “as-is” basis which, if not properly addressed, could negatively affect the performance of our platform. Further, the shared nature of open source software means the source code for open source software used in our, or our vendors’, offerings is widely available to the public, and a malicious actor could attempt to identify or create vulnerabilities in this open sourced code and exploit those security vulnerabilities, which may increase the likelihood of a data breach, network interruption, or other type of ransomware attack or cyberattack against us or against third parties who may use open source software, such as our key vendors or technology licensors, any of which could negatively impact our business. Although we monitor our use of open source software in an effort to comply with the terms of the applicable open source licenses, to avoid subjecting our platform and products to conditions we do not intend, and to avoid subjecting our platform and products to security vulnerabilities, many of the risks associated with use of open source software cannot be eliminated and such risks could materially and adversely affect our business, operating results, financial condition, and future prospects, as well as our reputation, including if we are required to take remedial action that may divert resources away from our development efforts.
Our use and distribution of certain software is subject to open source licenses that may require that we make certain source code publicly available. If we combine and distribute our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the combined source code of our proprietary software to the public, under terms authorizing further modification and redistribution, or otherwise be limited in the licensing of our offerings, each of which could provide an advantage to our competitors or other entrants to the market, create security vulnerabilities in our platform, require us to re-engineer all or a portion of our platform, and reduce or eliminate the value of our platform. This would allow our competitors to create similar offerings with lower development efforts and in less time and ultimately could result in a loss of sales for us. If we inappropriately use or incorporate open source software subject to certain types of open source licenses that challenge the proprietary nature of our products, we may be required to re-engineer such products, discontinue the sale of such products, or take other remedial actions. Any efforts to re-engineer all or a portion of our platform could result in potentially prolonged periods of reduced usability and accessibility of our platform, which in turn would adversely affect our business, operating results, and financial condition.
There is evolving legal precedent for interpreting the terms of certain open source licenses, including the determination of which works are subject to the terms of such licenses. The terms of many open source licenses have not been interpreted by U.S. courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize any offerings incorporating such software. Moreover, we may have incorporated or used open source software in a manner that is inconsistent with the terms of the applicable license or our current policies and procedures, and we cannot guarantee that our processes for controlling our use of open source software in our platform are or will be effective. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open source software or derivative works that we developed using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims, regardless of validity, could result in time consuming and costly litigation, divert management’s time and attention away from developing the business, expose us to customer indemnity claims, or force us to disclose source code. Litigation could be costly for us to defend, result in our paying damages or entering into unfavorable licenses, have a negative effect on our business, operating results, and financial condition, or cause delays by requiring us to devote additional research and development resources to modify our platform.
We license technology from third parties for the development of our products, and our inability to maintain those licenses could harm our business.
We currently rely on or incorporate, and will in the future rely on or incorporate, technology that we license from third parties, including software and large language models, into our products. For example, Figma’s AI-powered products and features, including our Figma Make product, rely on off-the-shelf foundational AI models. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies become unreliable, unavailable, or fail to operate properly, we may not be able to secure adequate alternatives in a timely or cost-effective manner, or at all, and our ability to offer our products and remain competitive in our market would be harmed. Further, licensing technologies from third parties exposes us to increased risk of being the subject of intellectual property infringement claims due to, among other things, our lower level of visibility into the development process with respect to such technology and the care taken to safeguard against infringement risks. We cannot be certain that our licensors do not or will not infringe on the intellectual property rights of third parties or that our licensors have or will have sufficient rights to the licensed intellectual property in all jurisdictions in which we may sell our platform. In addition, some of our third-party license agreements may be terminated by our licensors for convenience, or otherwise provide for a limited term. If we are unable to continue to license technology because of intellectual property infringement claims brought by third parties against our licensors or against us, or if we are unable to continue our license agreements or enter into new licenses on commercially reasonable terms, our ability to develop and sell products and services containing or dependent on that technology would be limited, and our business, including our operating results, financial condition, and cash flows could be harmed. Additionally, if we are unable to license technology from third parties, we may decide to acquire or develop alternative technology, which we may be unable to do in a commercially feasible manner, or at all, and may require us to use alternative technology of lower quality or performance standards. This could limit or delay our ability to offer new or competitive products and increase our costs. Third-party software we rely on may be updated infrequently, unsupported, or subject to vulnerabilities that may not be resolved in a timely manner, any of which may expose our products to vulnerabilities. Any impairment of the technologies of or our relationship with these third parties could harm our business, operating results, and financial condition.
Risks Related to Legal and Regulatory Matters
Our business is subject to complex and evolving U.S. and foreign laws, regulations, and industry standards, many of which are subject to change and uncertain interpretations, which uncertainty could harm our business, operating results, and financial condition.
We are subject to many U.S. and foreign federal, state, and local laws, regulations, and industry standards that involve matters central to our business, including laws and regulations that involve data privacy, data security, intellectual property, including copyright and patent laws, AI technologies, antitrust and competition, online safety and moderation, employment, labor, immigration, consumer protection, public health, workplace safety, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business.
The introduction of new products, expansion of our activities in certain jurisdictions, or other actions that we take may subject us to additional laws, regulations, or other government scrutiny. In light of our recent geographic expansion, we cannot guarantee that we will be able to comply with all relevant laws and regulations of every jurisdiction in which our platform can be accessed, including, but not limited to, with respect to the data privacy or data localization requirements of various jurisdictions. If we are found to be in violation of the laws, regulations, or standards of any of the jurisdictions where we make our platform available, we could face legal liability, fines, and costly investigations or regulatory processes, and we may decide to restrict access to our platform in such jurisdictions, which would harm our growth, revenue, and operating results.
In certain jurisdictions and situations, we may be subject to consumer protection laws and regulations, including, but not limited to, laws and regulations related to subscriptions, billing, and auto-renewal. Additionally, we have in the past, are currently, and may from time-to-time in the future become the subject of inquiries and other actions by regulatory authorities as a result of our business practices and product decisions that we make, including our policies and practices around subscriptions, billing, auto-renewal, intermediary liability, privacy, data protection, and partnerships and integrations. Consumer protection laws may be interpreted or applied by authorities in a manner that requires us to make changes to our operations or incur fines, penalties, or settlement expenses, which may result in harm to our business, operating results, financial condition, and brand.
In addition, we are subject to evolving laws, regulations, policies, and international accords relating to matters beyond our products and services, including, but not limited to, environmental sustainability, climate change, human capital, and employment matters. In particular, we face challenges inherent in effectively and efficiently managing a workforce across a large number of jurisdictions, many of which have differing labor law requirements, including the need to implement appropriate systems, policies, benefits, and compliance programs. Compliance with such laws, regulations, and policies may require significant investment and expense. Further, if we fail to implement the necessary programs, frameworks and principles for compliance, our reputation, business, operating results, and financial condition may be adversely affected.
The costs of complying with these laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are high and likely to increase in the future, particularly as the degree of regulation increases, our business grows, and our geographic scope expands. The impact of these laws and regulations may disproportionately affect our business in comparison to our peers in the technology sector that have greater resources. Any failure or perceived failure of compliance on our part to comply with the laws and regulations may subject us to significant liabilities or penalties, or otherwise adversely affect our business, operating results, and financial condition. Furthermore, it is possible that certain governments may seek to block or limit our platform or otherwise impose other restrictions that may affect the accessibility or usability of any or all of our platform for an extended period of time or indefinitely.
We are subject to governmental economic sanctions requirements and export and import controls that could impair our ability to compete in international markets or subject us to liability if we are not in compliance with applicable laws.
Our platform and associated products are subject to various restrictions under U.S. and other jurisdictions’ export control and sanctions laws and regulations, including the U.S. Department of Commerce’s Export Administration Regulations and various economic and trade sanctions regulations administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). These U.S. export control and economic sanctions laws include restrictions or prohibitions on the sale or supply of certain products and services to U.S.-embargoed or sanctioned countries, governments, persons, and entities and require authorization for the export of certain encryption items. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted or could enact export control, economic and trade sanctions, or import laws that could limit our ability to distribute our platform or subject us to liability.
Although we take precautions to prevent our platform and associated products from being accessed or used in violation of such laws, we may have inadvertently allowed some access to our platform and associated products in violation of U.S. economic sanctions laws, including by users and customers in embargoed or sanctioned countries. As a result, we have submitted to OFAC a voluntary self-disclosure concerning potential violations and the voluntary self-disclosure is still under review. Since becoming aware of the circumstances leading to our voluntary self-disclosure to OFAC, we have put in place additional measures designed to prevent our platform and products from being accessed or used in violation of U.S. economic and trade sanctions laws and will continue to consider enhancements to our internal controls and monitor our compliance with such laws and regulations, but there can be no assurance that we will not encounter compliance issues in the future. If we are found to be in violation of U.S. economic sanctions, it could result in substantial fines and penalties for us and for individuals working for us. We may also be adversely affected through other penalties, reputational harm, loss of access to certain markets, or otherwise. No loss has been recognized in our financial statements contained herein for any loss contingency relating to the pending OFAC enforcement matter, as we believe it is not probable a loss will be incurred and the range of a possible loss is not yet estimable.
Changes in our platform or future changes in export and import regulations may create delays in the introduction of our platform in international markets or prevent our customers with international operations from deploying our platform globally. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export our technology and services to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export our platform would adversely affect our business, operating results, financial condition, and future prospects.
We are subject to anti-bribery, anti-corruption, and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation.
We are subject to anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, (the “FCPA”), the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the USA PATRIOT Act, U.S. Travel Act, the U.K. Bribery Act 2010, and Proceeds of Crime Act 2002, and possibly other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption laws have been enforced with great rigor in recent years and are interpreted broadly and prohibit companies and their employees and their agents from making or offering improper payments or other benefits to government officials and others in the private sector. The FCPA or other applicable anti-corruption laws may also hold us liable for acts of corruption or bribery committed by our third-party business partners, representatives, and agents, even if we do not authorize such activities. As we develop our international sales and business, and increase our use of third parties, our risks under these laws will increase. As a public company, the FCPA will separately require that we keep accurate books and records and maintain internal accounting controls sufficient to assure management’s control, authority, and responsibility over our assets.
We have adopted policies and procedures and conducted training designed to prevent improper payments and other corrupt practices prohibited by applicable laws, but cannot guarantee that improprieties will not occur. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension and/or debarment from contracting with specified persons, the loss of export privileges, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions, and/or sanctions could harm our reputation, business, operating results, financial condition, and future prospects.
Compliance with ever evolving U.S. federal, state, and foreign laws relating to the handling of information about individuals involves significant expenditure and resources and if we fail to adequately protect personal data or other information we collect, process, share, or maintain under applicable laws, our business, operating results, and financial condition could be adversely affected.
We receive, store, and process some personal data from our employees, customers, and the employees of our customers and third-party vendors. Additionally, our users and customers use our platform to create and store their proprietary and confidential data. A wide variety of state, national, and international laws, as well as regulations and industry standards apply to the collection, use, retention, protection, disclosure, transfer, and other processing of personal information and other data, the scope of which is changing, subject to differing interpretations, and may be inconsistent across countries or conflict with other rules. Data protection and privacy-

related laws and regulations are evolving and may result in increasing regulatory and public scrutiny and escalating levels of enforcement and sanctions. Failure or perceived failure to comply with U.S. or international laws, regulations, and industry standards regarding personal data or other information could adversely affect our business, operating results, and financial condition. Moreover, complying with these various laws and regulations could cause us to incur substantial costs or require us to change our business practices, systems, and compliance procedures in a manner adverse to our business.
In the United States, there are numerous federal and state consumer, privacy, and data security laws and regulations governing the collection, use, disclosure, and protection of personal data, including security breach notification laws and consumer protection laws. Each of these laws is subject to varying interpretations and constantly evolving. Additionally, the Federal Trade Commission and many state attorneys general interpret federal and state consumer protection laws to impose standards on the collection, use, dissemination, and security of data. On the state level, the California Consumer Privacy Act of 2018 (as amended, the “CCPA”) created new data privacy obligations for covered businesses and provided new privacy rights to California residents, including the right to opt out of certain disclosures of their information and receive detailed information about how their personal data is used. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that has increased data breach litigation. Over a third of other U.S. states have enacted consumer privacy laws comparable to the CCPA and numerous other states have pending consumer privacy legislation under review, which if enacted, would add additional costs and expense of resources to maintain compliance.
We are also subject to evolving privacy laws on cookies, tracking technologies and marketing, advertising, and other activities conducted by telephone, email, mobile devices, and the internet. Regulation of cookies and similar technologies may lead to broader restrictions on our marketing and personalization activities, as well as the effectiveness of our marketing. Such regulations may have a negative effect on our business. We may also be subject to fines and penalties for non-compliance with any such laws and regulations. The decline of cookies or other online tracking technologies as a means to identify and target potential customers may increase the cost of operating our business and lead to a decline in revenues. In addition, legal uncertainties about the legality of cookies and other tracking technologies may increase regulatory scrutiny and increase potential civil liability under data protection or consumer protection laws.
We also may be subject to various U.S. federal, state, and foreign laws governing how companies provide age-appropriate experiences to children and minors, including the collection and processing of children and minors’ data. These laws include, but are not limited to, the Children’s Online Privacy Protection Act of 1998, and the Family Educational Rights and Privacy Act of 1974, which address the use and disclosure of the personal data of children and minors and impose obligations on online services or products directed to or likely to be accessed by children, such as our Figma for Education offerings. We are subject to similar laws and regulations governing the collection and processing of children and minors’ data in a number of other jurisdictions, including, but not limited to, the United Kingdom (the “UK”), EEA, and Japan, and we may be subject to additional similar laws and regulations as we expand our Figma for Education offerings into new markets.
We are subject to the GDPR, which governs the collection, use, disclosure, transfer, or other processing of personal data of natural persons located in the EEA and the UK, and it applies extra-territorially and imposes onerous requirements on controllers and processors of personal data, including, for example, accountability and transparency requirements, obligations to consider data protection as any new products or services are developed and to limit the amount of personal data processed, and obligations to comply with data protection rights of data subjects. We face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million (£17.5 million in the UK) or four percent of the annual global revenues of the noncompliant company, whichever is greater. A breach of the GDPR may also result in regulatory investigations, orders to cease or change our data processing activities, enforcement notices, assessment notices for a compulsory audit and we may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
The GDPR prohibits transfers of personal data from the EEA or the UK to countries not formally deemed adequate by the European Commission or the UK Information Commission Office, respectively, including the United States, unless a particular compliance mechanism and, if necessary, certain safeguards, are implemented. The mechanisms that we and many other companies, including our customers, rely upon for European and UK data transfers out of the EEA and the UK are the European Commission Standard Contractual Clauses (“SCCs”), the UK Information Commissioner’s Office’s Addendum to the SCCs, the EU-US Data Privacy Framework (“EU-US DPF”), and the UK Extension to the EU-US DPF. We also have the Swiss-US Data Privacy Framework in place to legitimize transfers of personal data from Switzerland to the United States. All of these transfer mechanisms are the subject of legal challenge, regulatory interpretation, and judicial decisions by the Court of Justice of the EU. In particular, we expect the European Commission’s approval of the current EU-US DPF to be challenged, and expect international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. Some countries are also considering or have passed legislation requiring local storage and processing of data, or similar requirements, which could increase the cost and complexity of delivering our products and services if we were to operate in those countries. If we are required to implement additional measures to transfer data around the world, this could increase our compliance costs, and could adversely affect our business, operating results, and financial condition.
We may be subject to data privacy laws and similar laws in a number of other jurisdictions where our platform is available, including requirements that may restrict our ability to process or store customer data in certain jurisdictions or serve customers in certain markets. For example, in certain circumstances, we may be subject to China’s Personal Information Protection Law (the “PIPL”). The PIPL’s requirements include extraterritorial application, data localization, and obligations to provide certain notices and rights to citizens of China. In the event that we are alleged or determined to be not in compliance with the PIPL or the local data privacy laws of any other jurisdiction where we make our platform available, including with respect to the data localization, cross-border transfer, or residency requirements, we may decide to make modifications to our platform, products, and services, increase costs, or cease operating in that jurisdiction, which would negatively impact our business, operating results, and financial condition, and may subject us to claims, investigations and penalties.
Further, as we accept debit and credit cards for payment, we are subject to the Payment Card Industry Data Security Standard (“PCI-DSS”), issued by the Payment Card Industry Security Standards Council. PCI-DSS contains compliance guidelines with regard to our security surrounding the physical and electronic storage, processing, and transmission of cardholder data. If we or our service providers are unable to comply with the security standards established by banks and the payment card industry, we may be subject to fines, restrictions, and expulsion from card acceptance programs, which could materially and adversely affect our business.
We depend on a number of third parties in relation to the operation of our business, a number of which process personal data on our behalf or as our sub-processor. To the extent required by applicable law, we attempt to mitigate the associated risks of using third parties by performing security assessments and detailed due diligence, entering into contractual arrangements to ensure that providers only process personal data according to our instructions or to the instructions of our customers, and ensuring that they have sufficient technical and organizational security measures in place. There is no assurance that these contractual measures and our own privacy and security-related safeguards will protect us from the risks associated with the third-party processing, storage, and transmission of personal data. Any violation of privacy, data protection, data, or cybersecurity laws by our third-party processors could have an adverse effect on our business and result in significant fines and penalties.
Our compliance efforts are further complicated by the fact that data privacy and security laws, rules, regulations, and standards around the world are rapidly evolving, may be subject to uncertain or inconsistent interpretations and enforcement, and may conflict among various jurisdictions. Any failure or perceived failure by us to comply with our privacy policies, or applicable U.S. and international data privacy and security laws, rules, regulations, standards, certifications, or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release, or transfer of personal data, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time, and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions, and costly litigation, including class actions. Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have an adverse effect on our business, operating results, and financial condition.
We are subject to European digital services and content moderation regulations, which impose evolving compliance requirements that may impact how we offer our products in Europe.
The adoption of European laws relating to the internet or other areas of our business could affect the manner in which we currently conduct our business. On November 16, 2022, the EU Digital Services Act (“DSA”), came into force in the European Union. The DSA governs, among other things, our potential liability for illegal services or content on our platform, and requires enhanced transparency measures, including in relation to any recommendation systems (including the main parameters used by such systems and any available options for recipients to modify or influence them). The DSA may increase our compliance costs, require changes to our user interfaces, processes, operations, and business practices which may adversely affect our ability to attract, retain and provide our services to users, and may otherwise adversely affect our business, operating results, and financial condition. Similarly, in the UK, the Online Safety Act 2023 (“OSA”) establishes a regulatory framework for user-to-user services and imposes obligations to protect users from illegal content which may increase compliance costs and may otherwise adversely affect our business, operating results, and financial condition. While obligations under the OSA are being phased in, and certain obligations, including the conduct of risk assessments, became applicable starting on March 17, 2025, other OSA obligations will only become enforceable once regulatory guidance is issued. Failure to comply with the DSA or OSA can result in fines of up to 6% of total annual worldwide revenue or £18 million, respectively.
We may become involved in litigation that may adversely affect us.
From time to time, we may be subject to claims, suits, and other legal proceedings. Regardless of the outcome, legal proceedings can have an adverse impact on us because of legal costs and diversion of management attention and resources, and could cause us to incur significant expenses or liability, adversely affect our brand recognition, or require us to change our business practices. The expense of litigation and the timing of this expense from period to period are difficult to estimate, subject to change, and could adversely affect our business, operating results, financial condition, and future prospects. It is possible that a resolution of one or more such proceedings could result in substantial damages, settlement costs, fines, and penalties that would adversely affect our business, operating results, financial condition, or cash flows in a particular period. These proceedings could also result in reputational harm, sanctions, consent decrees, or orders requiring a change in our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have an adverse effect on our business, operating results, financial condition, and future prospects.
Risks Related to Financial and Accounting Matters
If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, and the rules and regulations of the applicable listing standards of the NYSE. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures, and internal control, over financial reporting. We are continuing to develop and refine our disclosure controls, internal control over financial reporting, and other procedures that are designed to ensure information required to be disclosed by us in our financial statements and in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms, and information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. In order to maintain and improve the effectiveness of our internal controls and procedures, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.
Our current controls and any new controls we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our internal controls may be discovered in the future. Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our operating results, result in a restatement of our financial statements for prior periods, cause us to fail to meet our reporting obligations, and adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will be required to include in the periodic reports we will file with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our Class A common stock.
We expect our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, operating results, financial condition, and future prospects. We have hired and expect to continue to hire additional employees to assist us in complying with these requirements, and we may also engage outside consultants, either of which will increase our operating expenses.

We expect operating as a public company to result in a significant diversion of management’s time and attention from operating our business and to result in significantly increased costs.
As a public company, we will incur significant legal, accounting, compliance, and other expenses that we did not incur as a private company. Such additional compliance costs will continue to increase our legal, accounting, and financial compliance costs, make certain activities more difficult, time-consuming, and costly, and place significant strain on our management, personnel, systems, and resources. For example, in anticipation of becoming a public company, we will need to adopt additional internal controls and disclosure controls and procedures, retain a transfer agent, and adopt an insider trading policy. As a public company, we will bear all of the internal and external costs of preparing and distributing periodic public reports in compliance with our obligations under the securities laws.
In addition, regulations and standards relating to corporate governance and public disclosure, including the Exchange Act, Sarbanes-Oxley Act, and rules and regulations implemented by the SEC have increased legal and financial compliance costs and will make some compliance activities more time-consuming. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment will result in increased general and administrative expenses and may divert management’s time and attention from our other business activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us, and our business may be harmed. In connection with this offering, we intend to increase our directors’ and officers’ insurance coverage, which will increase our insurance costs. In the future, it may be more expensive or more difficult for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain and maintain the same or similar coverage. These factors would also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.
If our estimates or judgments relating to our critical accounting policies prove to be incorrect or financial reporting standards or interpretations change, our operating results could be adversely affected.
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as discussed in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The results of these estimates form the basis for making judgments about the carrying values of assets, liabilities, equity, stock-based compensation, the fair value of our Class A common stock, and the amount of revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include, but are not limited to, those related to, stock-based compensation, including the estimation of the underlying fair value of common stock and the estimation of the fair value of market-based awards. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of industry or financial analysts and investors, potentially resulting in a decline in the market price of our Class A common stock.
Additionally, we regularly monitor our compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to us. As a result of new standards, changes to existing standards, and changes in their interpretation, we might be required to change our accounting policies, alter our operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or we may be required to restate our published financial statements. For example, SEC proposals on climate-related disclosures may require us to update our accounting or operational policies, processes, or systems to reflect new or amended financial reporting standards. Such changes to existing standards or changes in their interpretation may have an adverse effect on our reputation, business, financial condition, and profitability, or cause an adverse deviation from our revenue and operating profit target, which may adversely affect our financial condition.
We may require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital may adversely affect our business, operating results, and financial condition.
In order to support our growth and respond to business challenges, such as developing new features or enhancements to our platform to stay competitive, acquiring new technologies, and improving our infrastructure, we have made significant financial investments in our business and we intend to continue to make such investments. As a result, we may need to engage in additional equity or debt financings to provide the funds required for these investments and other business endeavors. If we raise additional funds through equity or convertible debt issuances, our existing stockholders may suffer significant dilution and these securities could have rights, preferences, or privileges that are superior to those of holders of our Class A common stock. We expect that our existing cash and cash equivalents, and marketable securities will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If we obtain additional funds through debt financing, we may not be able to obtain such financing on terms favorable to us. Our ability to raise capital in the future may be impacted by global macroeconomic conditions, which may make it difficult to raise additional capital on favorable terms, if at all. Such terms may involve restrictive covenants making it difficult to engage in capital raising activities and pursue business opportunities, including potential acquisitions. The trading prices of the common stock of technology companies have been highly volatile in recent years as a result of inflation, interest rate volatility, actual or perceived instability in the banking system, geopolitical conflicts, and market downturns, which may reduce our ability to access capital on favorable terms or at all. In addition, a recession, depression, or other sustained adverse market event could adversely affect our business and the value of our Class A common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges could be significantly impaired and our business may be adversely affected, requiring us to delay, reduce, or eliminate some or all of our operations.
We are exposed to fluctuations in currency exchange rates, which may be exacerbated in the future and could negatively affect our business, operating results, and financial condition.
Our sales are currently denominated in U.S. dollars, Euros, British pounds, Japanese Yen, and the Canadian Dollar, and will likely be denominated in other currencies in the future. Because we report our operating results and revenue in U.S. dollars, we currently face exposure to foreign currency exchange risk and may in the future face other foreign currency risks. We do not currently hedge against the risks associated with foreign currency fluctuations. If we are not able to successfully hedge against the risks associated with currency fluctuations, our operating results could be adversely affected. Further, to the extent that our customer agreements with our customers outside of the United States are denominated in U.S. dollars, strengthening of the U.S. dollar increases the real cost of our platform to our customers outside of the United States, which could lead to delays in the purchase of our platform and the lengthening of our sales cycle. If the U.S. dollar continues to strengthen, this could adversely affect our business, operating results, and financial condition. Conversely, if the U.S. dollar weakens relative to the foreign currencies in the jurisdictions in which we have operations, our cost of revenue and operating expenses will increase, which would have an adverse impact on our operating results. In addition, increased international sales in the future, including through continued international expansion and our partners could result in foreign currency denominated sales, which would increase our foreign currency risk.
Our operating expenses incurred outside the United States and denominated in foreign currencies are increasing and are subject to fluctuations due to changes in foreign currency exchange rates. These expenses are denominated in foreign currencies and are subject to fluctuations due to changes in foreign currency exchange rates. We do not currently hedge against the risks associated with currency fluctuations but may do so, or use other derivative instruments, in the future.
Moreover, in addition to risks associated with traditional fiat currency, the emergence of cryptocurrencies, particularly Bitcoin, as potential alternative mediums of exchange may introduce further risk. If the adoption of Bitcoin or another cryptocurrency increases to the point where it has the potential to displace traditional fiat currencies in our markets, this may exacerbate the risks described above.
We could be subject to additional tax liabilities and U.S. federal and global income tax reform could adversely affect us.
We are subject to U.S. federal, state, and local income taxes, sales, and other taxes in the United States and income taxes, withholding taxes, transaction taxes, and other taxes in numerous foreign jurisdictions. Our existing corporate structure has been implemented in a manner that we believe is in compliance with current prevailing tax laws. Moreover, changes to our corporate structure, including increased headcount and expanded functions outside of the United States, could impact our worldwide effective tax rate and adversely affect our operating results and financial condition. Significant judgment is required in evaluating our tax positions and our worldwide provision for income taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years. In addition, our future income tax obligations could be adversely affected by changes in, or interpretations of, tax laws in the United States or in other jurisdictions in which we operate.
For example, the U.S. tax legislation commonly referred to as the Tax Cuts and Jobs Act of 2017 (the “TCJA”) significantly reformed the Internal Revenue Code of 1986, as amended (the “Code”), reducing U.S. federal tax rates, making sweeping changes to rules governing international business operations, and imposing significant additional limitations on tax benefits, including the deductibility of interest and the use of net operating loss (“NOL”) carryforwards. In addition, as part of the Organization for Economic Cooperation and Development’s (“OECD”) Inclusive Framework on Base Erosion and Profit Shifting, 147 jurisdictions have joined a two-pillar plan to reform international taxation rules. The first pillar is focused on the allocation of taxing rights between countries for in-scope multinational enterprises that sell goods and services into countries with little or no local physical presence and is intended to apply to multinational enterprises with global revenues above €20 billion. The second pillar is focused on developing a global minimum tax rate of at least 15% applicable to in-scope multinational enterprises and is intended to apply to multinational enterprises with annual consolidated group revenue in excess of €750 million. We are still evaluating the impact of the OECD pillar one and pillar two rules as they continue to be refined by the OECD and implemented by various national governments. However, it is possible that the OECD pillar one and pillar two rules, as implemented by various national governments, could adversely affect our effective tax rate or result in higher cash tax liabilities.

Due to the expanding scale of our international business activities, these types of changes to the taxation of our activities could impact the tax treatment of our foreign earnings, increase our worldwide effective tax rate, increase the amount of taxes imposed on our business, and harm our financial condition. Such changes may also apply retroactively to our historical operations and result in taxes greater than the amounts estimated and recorded in our financial statements.
Our ability to use our NOL carryforwards and certain other tax attributes may be limited.
As of December 31, 2024, we had aggregate U.S. federal and state NOL carryforwards of $164.0 million and $181.5 million, respectively, which may be available to offset future taxable income for U.S. income tax purposes. Under the TCJA, U.S. federal NOLs we generated in tax years beginning after December 31, 2017 may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually. If not utilized, our California and other state NOL carryforwards will begin to expire in 2044 and 2029, respectively. As of December 31, 2024, we had federal research and development credit carryforwards of $0.1 million, which will begin to expire in 2041, and state research and development credit carryforwards of $24.7 million, which will begin to expire in 2029. California research and development credit carryforwards do not expire. Realization of these NOL and research and development credit carryforwards depends on our future taxable income, and there is a risk that certain of our existing carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our operating results and financial condition.
In addition, under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50% cumulative change (by value) in ownership by certain “five-percent shareholders” (as defined in Section 382 of the Code and the Treasury Regulations promulgated thereunder) over a rolling three-year period, the corporation’s ability to use its pre-change NOLs and other pre-change tax attributes, such as research and development credits, to offset its post-change income or taxes may be limited. We may experience ownership changes in the future as a result of shifts in our stock ownership, including as a result of this offering. As a result, if we earn net taxable income, our ability to use our pre-change U.S. NOL carryforwards and other tax attributes to offset U.S. federal taxable income may be subject to limitations, which could potentially result in increased future tax liability to us. Similar provisions of state tax law may also apply to limit our use of accumulated state tax NOLs. In addition, at the state level, there may be periods during which the use of NOLs is suspended or otherwise limited, which could accelerate or permanently increase our state income tax liabilities. As a result of the foregoing, even if we attain profitability, we may be unable to use all or a material portion of our NOLs and other tax attributes, which could adversely affect our future cash flows.
Risks Related to Ownership of Our Class A Common Stock
The market price of our Class A common stock may be volatile, and you could lose all or part of your investment.
We cannot predict the prices at which our Class A common stock will trade. The initial public offering price of our Class A common stock will be determined by negotiations between us and the underwriters and may not bear any relationship to the market price at which our Class A common stock will trade after this offering. Furthermore, the market price of our Class A common stock following this offering may fluctuate substantially and may be lower than the initial public offering price. The market price of our Class A common stock following this offering will depend on a number of factors, including, but not limited to, those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating results. In addition, the limited public float of our Class A common stock following this offering will tend to increase the volatility of the trading price of our Class A common stock. These fluctuations could cause you to lose all or part of your investment in our Class A common stock, since you might not be able to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the market price of our Class A common stock include, but are not limited to, the following:
•actual or anticipated changes or fluctuations in our operating results;
•the global political, economic, and macroeconomic climate, including, but not limited to, tariffs or trade restrictions, actual or perceived instability in the financial industry, potential uncertainty with respect to the U.S. federal debt ceiling and budget and potential government shutdowns related thereto, labor shortages, supply chain disruptions, potential recession, inflation, and interest rate volatility;
•our incurrence of any material amounts of indebtedness;
•our ability to produce timely and accurate financial statements;
•the financial projections we may provide to the public, any changes in these projections, or our failure to meet these projections;
•announcements by us or our competitors of new offerings or new or terminated significant contracts, commercial relationships, acquisitions, or capital commitments;
•industry or financial analyst or investor reaction to our press releases, other public announcements, and filings with the SEC;
•rumors and market speculation involving us or other companies in our industry;
•price and volume fluctuations in the overall stock market from time to time;
•the overall performance of the stock market or the performance of public technology companies;
•the expiration of market standoff or contractual lock up agreements and sales of shares of our Class A common stock by us or our stockholders;
•failure of industry or financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet financial analysts’ estimates or the expectations of investors;
•actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•developments in AI;
•litigation or other proceedings involving us, our industry, or both, or investigations by regulators into our operations or those of our competitors or others that may be associated with us;
•developments or disputes concerning our intellectual property rights, or third-party intellectual property or other proprietary rights that we rely on or have implemented into our platform;
•new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•any major changes in our management or our Board of Directors;

•other events or factors, including, but not limited to, those resulting from acts of war, terrorism, armed conflict, including the conflicts in the Middle East and Ukraine and tensions between China and Taiwan, or responses to these events; and
•actual or perceived cybersecurity incidents.
In addition, the stock market in general, and the market for technology companies in particular, has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies, particularly during the current period of global macroeconomic uncertainty. These economic, political, regulatory, and market conditions may negatively impact the market price of our Class A common stock, regardless of our actual operating results. In the past, securities class action litigation and derivative litigation have often been instituted against companies following periods of volatility in the market price of a company’s securities. These types of litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources, which could adversely affect our business, operating results, or financial condition. Additionally, the dramatic increase in the cost of directors’ and officers’ liability insurance may cause us to opt for lower overall policy limits and coverage or to forgo insurance that we may otherwise rely on to cover significant litigation defense costs, settlements, and damages awarded to plaintiffs, or incur substantially higher costs to maintain the same or similar coverage. Any of the above potential effects relating to potential volatility in the market price of our Class A common stock could have an adverse effect on our business, operating results, financial condition, and future prospects.
The multi-class structure of our common stock has the effect of concentrating voting power with Dylan Field, our Chair of our Board of Directors, Chief Executive Officer, and President, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class B common stock has 15 votes per share, and our Class A common stock has one vote per share. Our Class C common stock has no voting rights, except as required by law.
Following this offering of our Class A common stock, Mr. Field and Mr. Wallace (each a “Founder” and together the “Co-Founders”) will collectively hold substantially all of the issued and outstanding shares of our Class B common stock. Moreover, Mr. Wallace and his affiliated trust entered into the Wallace Proxy, granting Mr. Field complete and unlimited authority to act, in his sole discretion, on their behalf, to vote any number of shares of our capital stock, owned or beneficially held by them at any time and from time to time (the “Wallace Proxy Shares”) on all matters submitted to a vote of stockholders at a meeting of stockholders or through the solicitation of a written consent of stockholders and for any contractual voting rights that may be applicable to the Wallace Proxy Shares. For additional information, see the section titled “Description of Capital Stock.”
Accordingly, upon the closing of this offering, and assuming no exercise of the underwriters’ option to purchase additional shares, Mr. Field will hold approximately           % of the voting power of our outstanding capital stock, including    % of the voting power subject to the Wallace Proxy, which voting power may increase over time upon the exercise or settlement of equity awards held by Mr. Field. Therefore, Mr. Field will be able to control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions. Mr. Field may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing, or deterring a change in control of our company, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of our company, and might ultimately affect the market price of our Class A common stock.

Future transfers by the holders of Class B common stock will generally result in those shares converting into shares of Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could increase their voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.
The multi-class structure of our common stock may adversely affect the trading market for our Class A common stock.
We cannot predict whether our multi-class structure of our common stock will result in a lower or more volatile market price of our Class A common stock, adverse publicity, or other adverse consequences. Certain stock index providers exclude or limit the ability of companies with multi-class share structures from being added to certain of their indices. In addition, several stockholder advisory firms and large institutional investors oppose the use of multi-class structures. As a result, the multi-class structure of our common stock may make us ineligible for inclusion in certain indices and may discourage such indices from selecting us for inclusion, notwithstanding our automatic termination provision, may cause stockholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure, and may result in large institutional investors not purchasing shares of our Class A common stock. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, any exclusion from certain stock indices could result in less demand for our Class A common stock. Any actions or publications by stockholder advisory firms or institutional investors critical of our corporate governance practices or capital structure could also adversely affect the value of our Class A common stock.
No public market for our Class A common stock currently exists, and an active public trading market may not develop or be sustained following this offering.
Prior to this offering, there has been no public market or active private market for our Class A common stock. We intend to apply to list our Class A common stock on the NYSE. However, an active trading market may not develop following the completion of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the market price of your shares of Class A common stock. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Sales of substantial amounts of our Class A common stock in the public markets, or the perception that they might occur, could cause the market price of our Class A common stock to decline.
Sales of a substantial number of shares of our Class A common stock into the public market, particularly sales by our directors, executive officers, and principal stockholders, or the perception that these sales might occur, could cause the market price of our Class A common stock to decline.
All of the shares of Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”) except that any shares held by our affiliates, as defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with Rule 144 and any applicable lock-up agreements described below.

Subject to certain exceptions, we, all of our directors and executive officers, and substantially all of the holders of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, are subject to market stand-off agreements or will agree not to offer, sell, or agree to sell, directly or indirectly, any shares of common stock without the permission of each of                  , on behalf of the underwriters, for a period of       days from the date of this prospectus. When the lock-up period expires, we and our securityholders subject to a lock-up agreement or market stand-off agreement will be able to sell our shares in the public market. In addition,                         may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up and market stand-off agreements, or the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your Class A common stock at a time and price that you deem appropriate.
As of March 31, 2025, we had stock options and RSUs outstanding that, if fully exercised or vested and settled, as applicable, would result in the issuance of 23,057,048 shares of Class A common stock and 58,739,038 shares of Class A common stock, respectively, and we also had outstanding warrants exercisable for the purchase of 260,580 shares of Class A common stock. In addition, as of March 31, 2025, we had stock options and RSUs outstanding that, if fully exercised or vested and settled, as applicable, would result in the issuance of 811,896 shares of Class B common stock and 19,125,000 shares of Class B common stock, respectively. All of the shares of Class A common stock issuable upon the exercise or settlement of stock options, warrants, or RSUs, and the shares reserved for future issuance under our equity incentive plans, will be registered for public resale under the Securities Act. Accordingly, these shares will be able to be freely sold in the public market upon issuance subject to existing lock-up or market standoff agreements and applicable vesting requirements.
Immediately following this offering, the holders of                shares of our common stock will have rights, subject to some conditions, to require us to file registration statements for the public resale of the Class A common stock issuable upon conversion of such shares or to include such shares in registration statements that we may file for us or other stockholders.
We may also issue our shares of common stock or securities convertible into shares of our common stock from time to time in connection with a financing, acquisition, investment, or otherwise. Any further issuance could result in substantial dilution to our existing stockholders, especially if the issuance were to occur at a price below the then-current market price of our Class A common stock. Any future issuances could cause the market price of our Class A common stock to decline.
Moreover, during the quarter in which this offering is completed, we will begin recording stock-based compensation expense for RSUs that we have granted to our service providers, which vest upon the satisfaction of both a service-based vesting condition and a performance-based vesting condition. We expect the performance condition will be satisfied in connection with this offering. If the performance vesting condition had occurred on March 31, 2025, we would have recorded $809.8 million of stock-based compensation, and we would recognize additional stock-based compensation of $735.9 million over a weighted-average remaining requisite service period of 1.9 years. At the time of the offering, we expect to recognize stock-based compensation expense of approximately $          million for which the service-based vesting condition was satisfied or partially satisfied as of          , 2025 and for which we expect the performance-based vesting condition to be satisfied in connection with this offering. Following this offering, our future cost of revenue and operating expenses, particularly during the quarter in which this offering is completed, will include a substantial amount of stock-based compensation expense with respect to these RSUs, as well as any other equity awards we have granted and may grant in the future, which will have an adverse impact on our ability to achieve profitability. For additional information, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Impacts of Stock-Based Compensation—RSUs.”
If financial analysts issue inaccurate or unfavorable research regarding our Class A common stock, our stock price and trading volume could decline.
The trading market for our Class A common stock will be influenced by the research and reports that financial analysts publish about us, our business, our market, and our competitors. We do not control these analysts or the content and opinions included in their reports. As a new public company, the analysts who publish information about our Class A common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. If any of the analysts who cover us issue an inaccurate or unfavorable opinion regarding our stock price, our stock price would likely decline. In addition, the stock prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or significantly exceed, the financial guidance publicly announced by the companies or the expectations of analysts. If our financial results fail to meet, or significantly exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our Class A common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our Class A common stock or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause our stock price or trading volume to decline.
Any future issuance of our Class C common stock may have the effect of further concentrating voting control in our Class B common stock, may discourage potential acquisitions of our business, and could have an adverse effect on the market price of our Class A common stock.
Under our restated certificate of incorporation that will become effective immediately prior to the completion of this offering, we will be authorized to issue up to             shares of our Class C common stock. Although we have no current plans to issue any shares of our Class C common stock, we may in the future issue shares of our Class C common stock for a variety of corporate purposes, including financings, acquisitions, investments, and equity incentives to our employees, consultants, and directors. Any future issuance of our Class C common stock may have the effect of further concentrating voting control in our Class B common stock, may discourage potential acquisitions of our business, and could have an adverse effect on the market price of our Class A common stock. Our authorized but unissued shares of Class C common stock are available for issuance with the approval of our Board of Directors without stockholder approval, except as may be required by the listing rules of the NYSE. Because our Class C common stock carries no voting rights (except as otherwise required by law) and is not listed for trading on an exchange or registered for sale with the SEC, shares of our Class C common stock may be less liquid and less attractive to any future recipients of these shares than shares of our Class A common stock, although we may seek to list our Class C common stock for trading and register shares of our Class C common stock for sale in the future. Further, we could issue shares of Class C common stock to Mr. Field and, in that event, he would be able to sell such shares of Class C common stock and achieve liquidity in his holdings without diminishing his voting power. In addition, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue shares of our Class C common stock in the future, the holders of our Class B common stock may be able to hold significant voting control over most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued our Class A common stock rather than our Class C common stock in such transactions. Further, after the conversion or exchange of all outstanding shares of our Class B common stock into shares of Class A common stock, any and all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the price of our Class A common stock.
We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend on our operating results, financial condition, capital requirements, general business conditions, instruments, and other factors that our Board of Directors may deem relevant. Accordingly, investors must rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in the section titled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, operating results, financial condition, and prospects could be harmed, and the market price of our Class A common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield. These investments may not yield a favorable return to our investors.
Because the initial public offering price of our Class A common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock following this offering, new investors will experience immediate and substantial dilution.
The initial public offering price is substantially higher than the pro forma net tangible book value per share of our Class A common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our Class A common stock in this offering, based on the midpoint of the offering price range set forth on the cover page of this prospectus, and the issuance of            shares of Class A common stock in this offering, you will experience immediate dilution of $          per share, the difference between the price per share you pay for our Class A common stock and its pro forma net tangible book value per share as of March 31, 2025 after giving effect to the issuance of shares of our Class A common stock in this offering. Furthermore, if the underwriters exercise their option to purchase additional shares in full, current or future outstanding warrants or equity awards are settled in shares of our capital stock, or if we otherwise issue additional shares of our capital stock, you could experience further dilution. See the section titled “Dilution” for additional information.
General Risk Factors
We may be adversely affected by natural disasters, pandemics, and other catastrophic events, and by man-made problems such as war and regional geopolitical conflicts around the world, that could disrupt our business operations, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce, and the global economy, and thus could have an adverse effect on us. Our business operations are also subject to interruption by fire, power shortages, flooding, and other events beyond our control. In addition, our global operations expose us to risks associated with public health crises, such as pandemics and epidemics, which could harm our business and cause our operating results to suffer. Further, acts of war, armed conflict, terrorism, and other geopolitical unrest, such as the conflicts in the Middle East, and Ukraine and tensions between China and Taiwan, could cause disruptions in our business, the businesses of our partners or customers, or the economy as a whole. Moreover, the risks associated with AI technology are still unknown and advances in AI could pose risks, including, but not limited to, cyberattacks, terrorism, disruption to labor markets, criminal misuse, autonomous warfare, and catastrophic accidents.
In the event of a natural disaster, including, but not limited to, a major earthquake, blizzard, or hurricane, or a catastrophic event such as a fire, power loss, cyberattack, or telecommunications failure, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in development of our platform, lengthy interruptions in service, breaches of data security, and loss of critical data, all of which could have an adverse effect on our future operating results. Climate change could result in an increase in the frequency or severity of such natural disasters. Moreover, any of our office locations may be vulnerable to the adverse effects of climate change. For example, our corporate offices are located in California, a state that frequently experiences earthquakes, wildfires, and resultant air quality impacts and power shutoffs associated with wildfire prevention, heatwaves, and droughts. These events can, in turn, have impacts on inflation risk, food security, water security, and on our employees’ health and well-being. Additionally, all the aforementioned risks will be further increased if we do not implement an effective disaster recovery plan or our partners’ or customers’ disaster recovery plans prove to be inadequate.
We are an “emerging growth company” and the reduced reporting requirements applicable to emerging growth companies could make our Class A common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including (i) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, (ii) reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements, and (iii) exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, as an emerging growth company, we are only required to provide two years of audited financial statements in this prospectus.
We could be an emerging growth company for up to five years following the completion of this offering, although circumstances could cause us to lose that status earlier, including if we are deemed to be a “large accelerated filer,” which occurs when the market value of our common stock that is held by non-affiliates equals or exceeds $700.0 million as of the prior June 30, or if we have total annual gross revenue of $1.235 billion or more during any fiscal year before that time, in which cases we would no longer be an emerging growth company as of the following December 31, or if we issue more than $1.0 billion in non-convertible debt during any three-year period before that time, in which case we would no longer be an emerging growth company immediately.
Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards. Until the date that we are no longer an “emerging growth company”

or affirmatively and irrevocably opt out of the exemption provided by Section 7(a)(2)(B) of the Securities Act, upon issuance of a new or revised accounting standard that applies to our financial statements and that has a different effective date for public and private companies, we will disclose the date on which adoption is required for non-emerging growth companies and the date on which we will adopt the recently issued accounting standard.
Provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may limit attempts by our stockholders to replace or remove our current management.
Provisions in our restated certificate of incorporation and restated bylaws that will be in effect immediately prior to the completion of this offering may have the effect of delaying or preventing a merger, acquisition, or other change of control of the company that the stockholders may consider favorable. In addition, because our Board of Directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our Board of Directors. Among other things, our restated certificate of incorporation and restated bylaws that will be in effect immediately prior to the completion of this offering include provisions that:
•provide that our Board of Directors is classified into three classes of directors with staggered three-year terms;
•permit our Board of Directors to establish the number of directors and fill any vacancies and newly created directorships;
•require supermajority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;
•authorize the issuance of “blank check” preferred stock that our Board of Directors could use to implement a stockholder rights plan;
•provide that only our chief executive officer or a majority of our Board of Directors will be authorized to call a special meeting of stockholders;
•eliminate the ability of our stockholders to call special meetings of stockholders;
•do not provide for cumulative voting;
•provide that directors may only be removed “for cause” and only with the approval of two-thirds of our stockholders;
•provide for a multi class common stock structure in which holders of our Class B common stock may have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the outstanding shares of our common stock, including the election of directors and other significant corporate transactions, such as a merger or other sale of our company or its assets;
•prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
•provide that our Board of Directors is expressly authorized to make, alter, or repeal our restated bylaws; and
•establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

Moreover, Section 203 of the Delaware General Corporation Law (“DGCL”), may discourage, delay, or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations, and other transactions between us and holders of 15% or more of our common stock.
Our restated bylaws contain exclusive forum provisions for certain claims, which may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.
Our restated bylaws that will be in effect immediately prior to the completion of this offering will provide that the Court of Chancery of the State of Delaware, to the fullest extent permitted by law, will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine.
Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our restated bylaws provide that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act (the “Federal Forum Provision”). Our decision to adopt a Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that U.S. federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in U.S. federal court and cannot be brought in state court.
Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.
Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder.
Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or employees, which may discourage lawsuits against us and our directors, officers, and employees. Alternatively, if a court were to find the choice of forum provision contained in our restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results, and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements contained in this prospectus other than statements of historical fact, including statements regarding our future operating results and financial condition, our business strategy and plans, market growth, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” “aspire,” and similar expressions are intended to identify forward-looking statements.
Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our future financial performance, including our expectations regarding our revenue, cost of revenue, gross profit or gross margin, operating expenses, including changes in operating expenses, and our ability to achieve and maintain profitability;
•our business plan and our ability to effectively manage our growth;
•our total market opportunity;
•anticipated trends, growth rates, and challenges in our business and in the markets in which we operate;
•adoption of our platform;
•the impacts of AI on our business;
•beliefs and objectives for future operations;
•our ability to attract new customers and successfully retain, and increase adoption of our platform and offerings by, existing customers;
•our ability to develop and introduce new products and bring them to market in a timely manner;
•our expectations concerning relationships with third parties;
•our ability to maintain, protect, and enhance our intellectual property rights;
•our ability to expand internationally;
•the effects of increased competition in our markets and our ability to compete effectively;
•our ability to identify, recruit, hire, and retain skilled personnel, including key members of senior management;
•future acquisitions or investments in complementary companies, products, technologies, or services;
•our ability to stay in compliance with laws and regulations that currently apply, or may become applicable to, our business both in the United States and internationally;
•our ability to maintain the security and availability of our platform and protect against data breaches and other security incidents;
•economic and industry trends, projected growth, or trend analysis;

•general economic conditions in the United States and globally, including the effects of changes in tariffs or trade restrictions, global geopolitical conflicts, inflation, interest rates, any instability in the global banking sector, and foreign currency exchange rates;
•our ability to operate and grow our business in light of macroeconomic uncertainty;
•increased expenses associated with being a public company;
•our intended use of the proceeds from this offering; and
•other statements regarding our future operations, financial condition, and prospects and business strategies.
We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, operating results, business strategy, and short-term and long-term business operations and objectives. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. We undertake no obligation to update any of these forward-looking statements for any reason after the date of this prospectus or to conform these statements to actual results or to changes in our expectations, except as required by law. These forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. While we believe such information provides a reasonable basis for these statements, such information may be limited or incomplete. Such statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, performance, and events and circumstances may be materially different from what we expect.

INDUSTRY AND MARKET DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various sources, including our own estimates, as well as assumptions that we have made that are based on such data and other similar sources and on our knowledge of the markets for our platform and offerings. This information involves important assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Although we are responsible for all of the disclosure contained in this prospectus and we believe the third-party market position, market opportunity, and market size data included in this prospectus are reliable, we have not independently verified the accuracy or completeness of this third-party data. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” as well as elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.
This prospectus contains statistical data, estimates, and forecasts that are based on publications or reports generated by third parties, including reports prepared by Forrester Research, Inc. (“Forrester”) and IDC, which we commissioned, or other publicly available information, as well as other information based on our internal sources.
The sources of certain statistical data, estimates, and forecasts contained in this prospectus are provided below:
•Forrester Consulting, The Total Economic Impact™ of Figma and FigJam, Cost Savings and Business Benefits Enabled by Figma and FigJam, November 2023 (Figma commissioned).
•Gartner Press Release, “Gartner Forecasts Worldwide IT Spending to Grow 9.8% in 2025,” January 21, 2025.*
•IDC Executive Spotlight sponsored by Figma, “Global Workforce Engaged in Software Design Expands to 144 Million by 2029,” DOC#US53309325, May 2025 (Figma commissioned).
•IDC, 1 Billion New Logical Applications: More Background, April 2024.
_________________
*The Gartner, Inc. (“Gartner”) content described herein (the “Gartner Content”) represents research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and is not a representation of fact. The Gartner Content speaks as of its original publication date (and not as of the date of this prospectus), and the opinions expressed in the Gartner Content are subject to change without notice. GARTNER is a registered trademark and service mark of Gartner, Inc. and/or its affiliates in the United States and internationally and is used herein with permission. All rights reserved.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of shares of our Class A common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $        (or approximately $        if the underwriters’ over-allotment option is exercised in full). We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.
A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the number of shares of our Class A common stock offered by us remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our Class A common stock offered would increase (decrease) the net proceeds from this offering by approximately $      million, assuming that the assumed initial public offering price of $     , which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to create a public market for our Class A common stock, increase our visibility in the marketplace, increase our capitalization and financial flexibility, and facilitate an orderly distribution of shares for the selling stockholders. We intend to use substantially all of the net proceeds to pay all of our anticipated tax withholding and remittance obligations related to the RSU Net Settlement. Assuming (i) the fair market value of our common stock at the time of settlement will be equal to the assumed initial public offering price per share of $          , which is the midpoint of the offering price range set forth on the cover page of this prospectus, and (ii) an assumed           % tax withholding rate, we estimate that these tax withholding and remittance obligations on the RSU Net Settlement will be $           million in the aggregate. A $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint offering price range set forth on the cover page of this prospectus, assuming no change to the applicable tax rate, would increase (decrease) the amount we would be required to pay to satisfy these tax withholding and remittance obligations by approximately $          million. We intend to use the remaining net proceeds from this offering for working capital and other general corporate purposes, which may include product development, general and administrative matters, and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions, or businesses that complement our business. However, we do not have agreements or commitments for any material acquisitions or investments at this time.
We will have broad discretion over the uses of the net proceeds of this offering. We cannot specify with certainty all of the particular uses for the remaining net proceeds to us from this offering. Pending their use as described above, we intend to invest a portion of net proceeds from this offering in one or more capital-preservation investments, which may include short-term, investment-grade interest-bearing securities, such as money market funds, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government.

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not have current plans to pay any dividends on our capital stock in the foreseeable future. Additionally, our ability to pay dividends or make distributions may be restricted by any indebtedness we may incur. Any future determination to declare dividends will be made at the discretion of our Board of Directors and will depend, among other things, on our financial condition, operating results, capital requirements, general business conditions, restrictions in any debt instruments, and other factors that our Board of Directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash, cash equivalents, and marketable securities, and our capitalization as of March 31, 2025, on:
•an actual basis;
•a pro forma basis, giving effect to (i) the Capital Stock Conversion, (ii) the Class B Conversion, (iii) the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering, (iv) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation of $           million associated with the RSU Net Settlement, and (v) the net issuance of           shares of Class A common stock in connection with the RSU Net Settlement, after withholding            shares to satisfy estimated tax withholding and remittance obligations of $           million (based on the assumed initial public offering price of $           per share, and an assumed           % tax withholding rate); and
•a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) the sale and issuance of            shares of our Class A common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the use of proceeds to satisfy the estimated withholding and remittance obligations in connection with the RSU Net Settlement.
The information below is illustrative only and our capitalization following this offering will be adjusted based on, among other things, the actual initial public offering price and other terms of this offering determined at pricing, the actual tax withholding rates, as well as the actual amount of RSUs settled in connection with this offering. You should read this table together with our consolidated financial statements and the accompanying notes, and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are included elsewhere in this prospectus.

	As of March 31, 2025
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(In thousands, except per share data)
Cash, cash equivalents, and marketable securities	$1,541,805	$	$
Stockholders’ equity:
Convertible preferred stock; $0.00001 par value per share; 247,861 shares authorized, 245,999 shares issued and outstanding, actual; no shares authorized, issued, and outstanding, pro forma and pro forma as adjusted	329,441
Preferred stock; $0.00001 par value per share; no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Class A common stock; $0.00001 par value per share; 586,500 shares authorized, 124,313 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	1
Class B common stock; $0.00001 par value per share; 118,956 shares authorized, 90,747 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class C common stock; $0.00001 par value per share; shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma; shares authorized, no shares issued and outstanding, pro forma as adjusted	—
Additional paid-in capital	1,186,815
Accumulated other comprehensive income	2,135
Accumulated deficit	(148,028)
Total stockholders’ equity	1,370,364
Total capitalization	$2,912,169	$	$
__________________
(1)Each $1.00 increase (decrease) in the assumed initial public offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization by $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of our Class A common stock offered by us would increase (decrease) the amount of our pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization by $           million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. In addition, each 1.0% increase (decrease) in the tax withholding rate would increase (decrease) the amount of tax withholding and remittance obligations related to the RSU Net Settlement and increase (decrease) cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization by $           million, assuming that the assumed initial public offering price remains the same, that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) the amount of tax withholding and remittance obligations related to the RSU Net Settlement and increase (decrease) cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization by $             million, assuming that the tax withholding rate remains the same, that the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, the pro forma as adjusted amount of each of cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, and total capitalization would increase by $           million, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and we would have             shares of our Class A common stock issued and outstanding, pro forma as adjusted.
The number of shares of our Class A common stock, Class B common stock, and Class C common stock that will be outstanding after this offering is based on                     shares of our Class A common stock outstanding,          shares of our Class B common stock outstanding, and no shares of our Class C common stock outstanding as of March 31, 2025 (after giving effect to the Capital Stock Conversion, the Class B Conversion, and the RSU Net Settlement), and excludes:
•23,057,048 shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of March 31, 2025 under our 2012 Plan, with a weighted-average exercise price of $9.77 per share;
•46,166,511 shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of March 31, 2025 under the 2012 Plan for which the service-based vesting condition was not satisfied as of March 31, 2025 and for which we expect the performance-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through                      , 2025, the expected date of this offering, will result in the net issuance of                      shares of our Class A common stock in connection with this offering, after withholding an aggregate of                     shares of Class A common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $                      per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed                     % tax withholding rate));
•          shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after March 31, 2025 under the 2012 Plan;
•811,896 shares of our Class B common stock issuable upon the exercise of stock options to purchase shares of our Class B common stock outstanding as of March 31, 2025 under our 2021 Plan, with an exercise price of $23.19 per share;
•15,750,000 shares of our Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of March 31, 2025 under the 2021 Plan for which the service-based vesting condition and/or market-based vesting condition, if applicable, were not satisfied as of March 31, 2025 and for which we expect the performance-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through                      , 2025, the expected date of this offering, will result in the net issuance of                      shares of our Class B common stock in connection with this offering, after withholding an aggregate of                     shares of Class B common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $                   per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed                     % tax withholding rate));

•260,580 shares of our Class A common stock issuable upon the exercise of a warrant to purchase shares of our Class A common stock outstanding as of March 31, 2025, with an exercise price of $0.08 per share; and
•                      shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of (i) 14,451,482 shares of our Class A common stock available for future issuance under our 2012 Plan as of March 31, 2025 (which amount does not reflect RSUs settleable for shares of our Class A common stock granted after March 31, 2025), (ii) 1,002,167 shares of our Class B common stock available for future issuance under our 2021 Plan as of March 31, 2025, (iii)                     shares of our Class A common stock available for future issuance under our 2025 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iv)          shares of our Class A common stock reserved for issuance under our 2025 ESPP, which will become effective on the date of this prospectus.
On the date of this prospectus, any remaining shares of our Class A common stock available for issuance under our 2012 Plan and shares of Class B common stock available for issuance under our 2021 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2025 Plan, and we will cease granting awards under our 2012 Plan and our 2021 Plan. Our 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Stock Plans” for additional information.

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.
As of March 31, 2025, our pro forma net tangible book value was $      million, or $      per share of our common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of March 31, 2025, after giving effect to (i) the Capital Stock Conversion, (ii) the Class B Conversion, (iii) the filing and effectiveness of our restated certificate of incorporation that will become effective immediately prior to the completion of this offering, (iv) an increase to additional paid-in capital and accumulated deficit related to stock-based compensation of $                million associated with the RSU Net Settlement, and (v) the net issuance of                 shares of Class A common stock in connection with the RSU Net Settlement, after withholding                 shares to satisfy estimated tax withholding and remittance obligations of $                 million (based on the assumed initial public offering price of $ per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed                 % tax withholding rate).
After giving effect to (i) the sale and issuance of          shares of our Class A common stock in this offering at an assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and (ii) the use of proceeds to satisfy the withholding tax obligations in connection with the RSU Net Settlement, our pro forma as adjusted net tangible book value as of March 31, 2025 would have been $      million, or $     per share. This represents an immediate increase in pro forma net tangible book value of $     per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $     per share to investors purchasing shares of our Class A common stock in this offering at the assumed initial public offering price.
The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share as of March 31, 2025 before giving effect to this offering
Increase in pro forma net tangible book value per share attributable to new investors purchasing Class A common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering	$
The dilution information discussed above is illustrative only and will change based on, among other things, the actual initial offering price and other terms of this offering determined at pricing, the actual tax withholding rates, as well as the actual amount of RSUs settled in connection with this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $     per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $      per share and would increase (decrease) the dilution per share to new investors in this offering by $     per share, assuming the number of shares of our Class A common stock offered, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase of 1.0 million shares in the number of shares of our Class A common stock offered would increase the pro forma as adjusted net tangible book value per share after this offering by $      per share and decrease the dilution to new investors by $      per share, and each decrease of 1.0 million shares in the number of shares of our Class A common stock offered would decrease the pro forma as adjusted net tangible book value per share after this offering by $      per share and increase the dilution to new investors by $      per share, in each case assuming the assumed initial public offering price, which is the midpoint of the offering price range set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value per share of our Class A common stock after giving effect to this offering would be $     per share, and the dilution in pro forma as adjusted net tangible book value per share to investors in this offering would be $     per share.
The following table summarizes, on a pro forma as adjusted basis as of March 31, 2025, after giving effect to the pro forma adjustments described above, the difference between existing stockholders and new investors purchasing shares of our Class A common stock in this offering with respect to the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by our existing stockholders or to be paid by investors purchasing shares in this offering at an assumed initial public offering price of $       per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%		%	$
New public investors
Total		100%		100%
Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders before this offering to be reduced to               shares, or               % of the total number of shares of our Class A common stock outstanding immediately after the completion of this offering, and will increase the number of shares held by new investors to               shares, or               % of the total number of shares of our common stock outstanding immediately after the completion of this offering.
A $1.00 increase (decrease) in the assumed initial public offering price of $           per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, would increase (decrease) total consideration paid by new investors and total consideration paid by all stockholders by approximately $           million, assuming that the number of shares offered by us and the selling stockholders, as set forth on the cover page of this prospectus remains the same and before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters’ over-allotment option is exercised in full, our existing stockholders would own           % and our new investors would own     % of the total number of shares of our Class A common stock outstanding upon completion of this offering.

In addition, to the extent we issue any additional stock options or RSUs or any outstanding stock options are exercised or outstanding RSUs vest and settle, or we issue any other securities or convertible debt in the future, investors will experience further dilution.
The number of shares of our Class A common stock, Class B common stock, and Class C common stock that will be outstanding after this offering is based on              shares of our Class A common stock outstanding,          shares of our Class B common stock outstanding, and no shares of our Class C common stock outstanding as of March 31, 2025 (after giving effect to the Capital Stock Conversion, the Class B Conversion, and the RSU Net Settlement), and excludes:
•23,057,048 shares of our Class A common stock issuable upon the exercise of stock options to purchase shares of our Class A common stock outstanding as of March 31, 2025 under our 2012 Plan, with a weighted-average exercise price of $9.77 per share;
•46,166,511 shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding as of March 31, 2025 under the 2012 Plan for which the service-based vesting condition was not satisfied as of March 31, 2025 and for which we expect the performance-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through               , 2025, the expected date of this offering, will result in the net issuance of              shares of our Class A common stock in connection with this offering, after withholding an aggregate of               shares of Class A common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $              per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed               % tax withholding rate));
•         shares of our Class A common stock issuable upon the vesting and settlement of RSUs granted after March 31, 2025 under the 2012 Plan;
•811,896 shares of our Class B common stock issuable upon the exercise of stock options to purchase shares of our Class B common stock outstanding as of March 31, 2025 under our 2021 Plan, with an exercise price of $23.19 per share;
•15,750,000 shares of our Class B common stock issuable upon the vesting and settlement of RSUs outstanding as of March 31, 2025 under the 2021 Plan for which the service-based vesting condition and/or market-based vesting condition, if applicable, were not satisfied as of March 31, 2025 and for which we expect performance-based vesting condition will be satisfied in connection with this offering (we expect that the satisfaction of the service-based vesting condition of certain of these RSUs through               , 2025, the expected date of this offering, will result in the net issuance of              shares of our Class B common stock in connection with this offering, after withholding an aggregate of              shares of Class B common stock to satisfy the associated estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $              per share, which is the midpoint of the offering price range set forth on the cover page of this prospectus, and an assumed               % tax withholding rate));
•260,580 shares of our Class A common stock issuable upon the exercise of a warrant to purchase shares of our Class A common stock outstanding as of March 31, 2025, with an exercise price of $0.08 per share; and
•               shares of our Class A common stock reserved for future issuance under our equity compensation plans, consisting of (i) 14,451,482 shares of our Class A common stock available for future issuance under our 2012 Plan as of March 31, 2025 (which amount does not reflect              RSUs settleable for shares of our Class A common stock granted after

March 31, 2025), (ii) 1,002,167 shares of our Class B common stock available for future issuance under our 2021 Plan as of March 31, 2025, (iii)              shares of our Class A common stock available for future issuance under our 2025 Plan, which will become effective on the date immediately prior to the date of this prospectus, and (iv)         shares of our Class A common stock reserved for issuance under our 2025 ESPP, which will become effective on the date of this prospectus.
On the date of this prospectus, any remaining shares of our Class A common stock available for issuance under our 2012 Plan and shares of Class B common stock available for issuance under our 2021 Plan will be added to the shares of our Class A common stock reserved for issuance under our 2025 Plan, and we will cease granting awards under our 2012 Plan and our 2021 Plan. Our 2025 Plan and 2025 ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See the section titled “Executive Compensation—Stock Plans” for additional information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
You should read the following discussion and analysis of our financial condition and operating results together with the section titled “Summary Consolidated Financial and Other Data,” our consolidated financial statements, and the accompanying notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties, and assumptions. You should read the sections titled “Special Note Regarding Forward-Looking Statements” and “Risk Factors” for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.
Figma is where teams come together to turn ideas into the world’s best digital products and experiences.
We launched Figma Design in 2015 using powerful WebGL technology to bring design into the browser for the first time. The ability to share and access files with a URL made design more open and collaborative, a major departure from the historically closed approach that defined design for decades, and required multiple tools and expensive hardware to bring designs to life. Figma Design made it easier and more efficient for designers to work alongside developers, PMs, researchers, and other participants in the product development process.
Since then, we have added products and features to support the process of going from idea to product. In 2021, we launched our second product: FigJam, an online whiteboarding tool. We built FigJam to help teams brainstorm together — one of the earliest stages of the design and product development process. Then, in 2023, building on years of bringing design and code closer together, we launched Dev Mode, a product tailored for developers, who, during the three months ended March 31, 2025, made up approximately 30% of our monthly active users. In 2024, we introduced Figma Slides to give teams a new tool to drive strategy and alignment along the way.
In 2025, we doubled our product portfolio with the launch of four new products: Figma Sites, Figma Make, Figma Buzz, and Figma Draw. Figma Sites is a product that lets you design a website and directly publish it to the web, with a URL of your choice. Figma Make is an AI-powered tool that turns a prompt into a fully functional prototype. Figma Buzz is a product for easily creating marketing assets (like social media assets and digital ads) at scale that are consistent with your brand or visual identity. And Figma Draw provides a dedicated space for finer vector editing required when drawing detailed iconography and product illustrations.
With the addition of these new products, Figma has expanded to help teams go from idea to shipped product faster, all in one place. We believe that AI will accelerate this process even further and allow our users to continue to push the boundaries of what is possible on our platform. In Figma, AI helps builders of all skill levels quickly get from an idea to a working prototype with a simple prompt, create action items out of a brainstorm with a single click, or reduce the time it takes to complete rote, repetitive tasks like renaming layers to seconds. We were founded to help anyone go from imagination to reality, and we believe that AI is critical to delivering our vision.
Importantly, we have not only expanded our platform with new products but have also continuously deepened the capabilities of each of our products. We have also added powerful features and functionality within existing products like widgets and improved diagramming in FigJam; auto layout, multi-edit, variables, and interactive components in Figma Design; Code Connect, MCP server, and annotations in Dev Mode; as well as object animations and video capabilities in Figma Slides. In 2024 alone, we shipped 180 new features and updates. Our customers recognize the benefits of the interconnectivity across our platform, with more than 75% of our customers using two or more products during the three months ended March 31, 2025.
While we have maintained a rapid pace of product innovation, we have also partnered with our community and customers to adapt and expand our products to meet their evolving needs. In Figma’s early days, our customers could choose from one of two plans: Starter (our free plan) and Professional (our paid plan).
As teams grew with Figma, companies started to standardize their systems and processes on Figma. This was necessary because many of these companies were managing multiple brands and teams across time zones. Many customers began viewing Figma as their system of record for software creation, and needed more features and functionality to support not only their work, but also to adhere to security and compliance standards. Based on feedback from our customers, in 2018, we introduced our Organization plan. Our Organization plan allows for unlimited teams, shared libraries, and centralized admin tools. While these features were sufficient for many of our customers, others needed more. As a result, in 2022, we launched our Enterprise plan, with features like custom team workspaces, advanced security, and private APIs to meet the needs of our largest customers. While approximately 70% of our revenue for each of the year ended December 31, 2024 and the three months ended March 31, 2025, came from customers on Organization and Enterprise plans, we continue to build features and products designed to create value for all of our customers.
Our platform is inherently global. The vast majority of our users have always been outside the United States, and today we have users in over 150 countries. Customers working in Figma on University Avenue in Palo Alto use the same product as those building the next big thing in a Bangalore coffee shop. As Figma has grown, we have continued to invest deeply in the underlying infrastructure that keeps our platform fast, accessible, and secure for users across the world — aligned with our efforts to make design accessible to all. As of May 15, 2025, our product was available in English, Japanese, Spanish, Korean, and Portuguese; we accepted five currencies; and our marketing and support channels were available in six languages. During the three months ended March 31, 2025, approximately 85% of our monthly active users were based outside of the United States, and 53% of our revenue came from non-U.S. markets during the same period.
The growing global importance of design has also led us to expand Figma’s physical footprint to more cities and countries. In 2020, we opened our first office outside the United States in London, which serves as our Europe, Middle East, and Africa hub. In 2022, we launched two more offices in Europe, in Paris and Berlin, and opened our first Japan and Asia-Pacific office in Tokyo. We have continued our international expansion in the years since, opening offices in Singapore in 2023 and Australia in 2024. As of March 31, 2025, we had nine offices in seven countries, with local staff spread across 13 countries and five continents.
Figma also serves a wide array of industries with diverse needs and priorities. Companies across industries, including banking, consumer-packaged goods, energy, manufacturing and software, use Figma. Our top ten customers on a combined basis accounted for less than 10% of our revenue for each of the years ended December 31, 2023 and 2024.
We have also introduced specific products to meet the needs of some of our most security-conscious customers. Based on feedback from government customers who wanted to build better products for citizens, we embarked on a process to become FedRAMP authorized, a certification that confirms our product meets the compliance requirements of the U.S. federal government. We received FedRAMP authorization in early 2025. As of March 31, 2025, Figma was used by over 100 federal, regional, and local government agencies in the United States and across the globe. And in 2024, we introduced our Governance+ add-on, which provides centralized control over organizations’ activity and data, advanced permissioning, and enhanced data governance — answering the requests of our most security-focused enterprises.

While individuals and organizations have begun to adopt Figma’s platform for more parts of their work, we have offered them ways to share resources and customize workflows in ways that meet their needs. In 2019, we launched our Community resources for Figma, allowing users to build and browse templates, plugins, and assets that extend the power of our platform. Powered by the creativity and craft of our community, these resources broaden the scope of what is possible in Figma, help users customize their product experience, and close gaps in user workflows. Builders and partners have developed over 250,000 Community resources, including more than 10,000 plugins and widgets that allow users to personalize their workspaces and speed up their workflows, using Figma’s APIs, extending the power of our platform for our users. In 2022, we also enabled our community members to monetize the content that they created and published.
All of these efforts are in service of our approximately 450,000 Paid Customers (as defined in the section titled “—Key Business Metrics” below) globally as of March 31, 2025. Whether they are building an application used in a distribution and fulfillment center or designing a suite of products used by billions of people globally, our customers rely on Figma to design and build the best product and digital experiences.
We have continued to grow efficiently in recent years, while reaching greater scale.
•Our revenue was $749.0 million for the year ended December 31, 2024, representing 48% year-over-year growth as compared to the year ended December 31, 2023, and our revenue was $228.2 million for the three months ended March 31, 2025, representing 46% year-over-year growth as compared to the three months ended March 31, 2024. Our four-year compounded annual revenue growth rate as of December 31, 2024 was 53%.
•For the year ended December 31, 2024 and for the three months ended March 31, 2025, we delivered an operating margin of (117)% and 17%, respectively, and a non-GAAP operating margin of 17% and 18%, respectively. Our 2024 operating margin was impacted by our May 2024 RSU Release and 2024 Stock Option Grant, one-time events.
•We had a Net Dollar Retention Rate of 134% and 132% as of December 31, 2024 and as of March 31, 2025, respectively.
•For the years ended December 31, 2023 and 2024, we had net income of $737.8 million and net loss of $732.1 million, respectively, and for the three months ended March 31, 2024 and 2025, we had net income of $13.5 million and $44.9 million, respectively. In addition to our May 2024 RSU Release and 2024 Stock Options Grant, we also received a $1.0 billion termination fee in 2023 in connection with the Abandoned Merger with Adobe. 1
We benefit from strong financial results, driven by our scalable platform and an efficient go-to-market strategy. This has allowed us to reinvest in product innovation and ecosystem expansion. We intend to continue investing in innovation to drive durable long-term growth.
Our Go-To-Market Motion
Figma is built for designers and builders, and flexible to the needs of teams of all sizes. Freelancers, for example, use Figma to easily share concepts with clients and bring their ideas to life. Fortune 500 companies use Figma to help cross-functional teams align and build software more efficiently and ensure the advanced access and controls that large organizations require.
1       See (i) the section titled “—Factors Impacting our 2023 and 2024 Operating Results” regarding the Adobe termination fee, the May 2024 RSU Release, and the 2024 Stock Option Grants, which impacted our operating results for the years ended December 31, 2023 and 2024 and (ii) the section titled “—Non-GAAP Financial Measures” regarding our use of non-GAAP operating margin and a reconciliation of operating margin to non-GAAP operating margin.

When we first launched Figma in 2015, early adopters realized the benefit of using a highly performant tool that was also easy-to-use. Adoption grew organically as designers advocated for Figma within their organizations and others saw the natural benefits of bringing teams together into the design process. Our community continued to grow quickly due to how easy it was to get started. Users started inviting their collaborators to join them in Figma, and as we began charging for Figma in 2017, this drove conversions from free to paid plans. The power of the URL, combined with a self-serve option for new users interested in the product, fueled adoption.
While Figma’s product and bottoms-up adoption has historically driven much of our growth — with community at the core — we quickly recognized that we needed a direct sales model to serve larger customers. We hired our first sales rep in 2018, the same year we introduced our Organization plan. As we have introduced tailored plans designed to meet the needs of larger companies, we have seen increased adoption of Figma’s platform among enterprise customers. As of March 31, 2025, we had more than 40 Paid Customers with more than $1 million of ARR. We calculate annual recurring revenue (“ARR”) as the annualized value of our active customer agreements as of the measurement date, assuming any agreement that expires during the next twelve months following the measurement date is renewed on existing terms.2 ARR is not a forecast of future revenue, which can be impacted by contract start and end dates and renewal rates.
We complement our inbound and outbound demand with a robust marketing program. Our marketing team drives brand awareness and educates users on the benefits of Figma through community events, marketing campaigns, owned and earned media, in-product education, and more.
March 2025 Pricing & Packaging Update
We have also evolved our pricing and packaging to meet the evolving needs of our customers, and to serve the different users involved in designing and building products today. We started with just one product, Figma Design. As we introduced new products, we sold them individually. Customers purchased additional licenses for each product that a team member wanted to use and account administrators had to manage the type of access on an individual and product basis. As adoption continued to spread quickly within companies, customers told us that managing licenses, account details, and other administrative functions became increasingly time-consuming and complex.
In response to this feedback, we made our first-ever changes to our pricing and packaging of our plans in March 2025. Instead of buying individual products, customers can now buy multi-product seats tailored to the needs of different users, with FigJam and Figma Slides included in every paid seat:
•The Viewer seat allows users to view files and leave comments for free.
•The Collab seat gives access to FigJam and Figma Slides.
•The Content seat gives access to Figma Buzz, Figma Sites CMS, FigJam, and Figma Slides.3
2       A customer agreement is considered active when seats are provisioned to the customer at the start of their subscription. In cases where contracts are signed but not provisioned prior to the measurement date, the customer agreement is counted as active if provisioning takes place no more than 15 days after the measurement date. Additionally, ARR is not adjusted for any terminations or cancellations of customer agreements with an effective date after the measurement date, with the exception of adjustment for invoices that have been determined to be uncollectible.
3      The Content seat was announced in May 2025 and is not yet available. Figma Sites CMS is currently in beta and seat access may change once it becomes generally available.

•The Dev seat gives access to Dev Mode, in addition to Figma Buzz, Figma Sites CMS, FigJam, and Figma Slides.
•The Full seat gives access to all of Figma Design, Figma Draw, Figma Make, Dev Mode, Figma Buzz, Figma Sites, FigJam, and Figma Slides.4
We have also made additional modifications to how we sell, price, and package our products. First, we moved away from user-driven upgrades. Prior to March 2025, seat upgrades were driven by users by default. Administrators reviewed these new seats retroactively to provision the seats. In the new model, any seat upgrade needs to be approved by an administrator before the license is provisioned. We also increased the prices on our Full seat for the first time, ranging from 20-33%. Because these changes went into effect on March 11, 2025, and will roll out as customers go through their annual or monthly renewals, the impact to our results of operations for the three months ended March 31, 2025 was minimal.

Key points of differentiation across tiers

Starter

For sampling Figma

- ✓ Unlimited drafts
- ✓ UI kits and templates
- ✓ Basic design file inspection

Free, but limited features

FigJam, Figma Slides, Figma Buzz, Figma Draw, Figma Design

Professional

For smaller teams and freelancers to create and collaborate

- ✓ Unlimited files and projects
- ✓ Team-wide design libraries
- ✓ Advanced Dev Mode inspection

Seat	Price	Included
Collab	$3/$5 per mo	FigJam, Figma Slides
Content	$8/$10 per mo	FigJam, Figma Slides, Figma Buzz, Figma Sites CMS
Dev	$12/$15 per mo	FigJam, Figma Slides, Figma Buzz, Dev Mode, Figma Sites CMS
Full	$16/$20 per mo	FigJam, Figma Slides, Figma Buzz, Dev Mode, Figma Sites, Figma Draw, Figma Design, Figma Make
View Viewing and commenting	Free	

Organization

For teams who need org-wide libraries and easy admin control

- ✓ Unlimited teams
- ✓ Shared libraries and fonts
- ✓ Centralized admin tools

Seat	Price	Included
Collab	$5 per mo	FigJam, Figma Slides
Content	$18 per mo	FigJam, Figma Slides, Figma Buzz, Figma Sites CMS
Dev	$25 per mo	FigJam, Figma Slides, Figma Buzz, Dev Mode, Figma Sites CMS
Full	$55 per mo	FigJam, Figma Slides, Figma Buzz, Dev Mode, Figma Sites, Figma Draw, Figma Design, Figma Make
View Viewing and commenting	Free	

Enterprise

For teams who design multiple products and need enterprise-level security

- ✓ Custom team workspaces
- ✓ Design system theming and APIs
- ✓ SCIM seat management

Seat	Price	Included
Collab	$5 per mo	FigJam, Figma Slides
Content	$25 per mo	FigJam, Figma Slides, Figma Buzz, Figma Sites CMS
Dev	$35 per mo	FigJam, Figma Slides, Figma Buzz, Dev Mode, Figma Sites CMS
Full	$90 per mo	FigJam, Figma Slides, Figma Buzz, Dev Mode, Figma Sites, Figma Draw, Figma Design, Figma Make
View Viewing and commenting	Free	

FigJam · Figma Slides · Figma Buzz · Dev Mode · Figma Sites · Figma Sites CMS · Figma Draw · Figma Design · Figma Make

In April 2025 we also introduced Connected Projects. This feature enables freelancers and agencies to seamlessly create and co-edit files with clients using their existing Figma seats. Instead of requiring multiple licenses for each specific domain, Figma customers who are on Connected Projects can collaborate using their existing Figma seats.
Factors Affecting Our Performance
We believe that the continued growth and future success of our business depends on many factors. While these factors present significant opportunities for us, they also represent the challenges that we must successfully address to continue to drive growth and drive operating leverage.
4      Figma Make, Figma Buzz, Figma Draw, and Figma Sites are currently in beta. Seat access with respect to these products may change once they become generally available.

Maintaining Our Rapid and Proven Pace of Product Innovation
Since launching our core product Figma Design in 2015, we have expanded our platform to serve more parts of the product development process with FigJam, Dev Mode, Figma Slides, Figma Buzz, Figma Make, Figma Sites, and Figma Draw. In 2024, we introduced a revamped user interface focused on improving the design experience and providing a consistent foundation for new and existing products. We’ve also introduced AI capabilities across our products and platform, including through Figma Make and other Figma AI features. And we continue to bring design and coding closer together with our MCP server. With the expansion of these products and capabilities, our platform is quickly becoming the system of record for software creation. Our rapid pace of innovation has been a core driver of our growth, both winning new customers and expanding adoption within our existing customers as we meet their evolving needs. We will continue investing significantly in our platform and team so that we can continue to deliver new products and capabilities to customers.
Converting New and Existing Users Into Paid Customers
We believe companies of all sizes need to interact with their customers through digital products and experiences to stay competitive. Converting new and existing users into paying customers is a key driver of our growth strategy. We have a range of different plans for all types of users, including a free Starter plan. We also have a free offering for students and educators. We have rapidly grown our user base and during the three months ended March 31, 2025, we had over 13 million monthly active users5, comprised of both free users and paying users. Our Starter plan makes it easy for anyone to quickly get started with Figma and experience the benefits of our platform. More advanced functionality is available on our paid plans, which are designed to meet the specific and sometimes complex needs of teams. During each of the year ended December 31, 2024 and the three months ended March 31, 2025, approximately 70% of new Organization and Enterprise plan customers included at least one user who was previously a member of a Professional plan. We believe that this represents a material opportunity as more teams standardize their software development process on Figma.
Growing Within Current Customers
Figma’s user base grew organically as more people began to participate in the design and broader product development process. We have also been able to grow and expand within our existing customer base by introducing new products that meet specific user needs and serve different parts of the product development process. While 78% of the Forbes Global 2000 used Figma in March 2025, only 24% of the Forbes Global 2000 spent more than $100,000 in ARR on Figma as of March 31, 2025. We believe that this represents a material expansion opportunity as more companies expand their product usage across our platform.
A key measure of our ability to successfully expand and grow revenue within our existing customer base is our Net Dollar Retention Rate (as defined in the section titled “—Key Business Metrics” below). Our Net Dollar Retention Rate of 132% as of March 31, 2025 underscores the natural expansion of our platform as well as adoption of new products with our customers. The chart below illustrates the ARR of each cohort over the periods presented, with each cohort representing Paid Customers who made their first purchase from us in a given fiscal year. For example, the 2020 cohort represents all Paid Customers that purchased their first subscription from us during 2020. The compound annual growth rate of ARR for our 2020 cohort, 2021 cohort,
5       We define monthly active users as the number of unique users that access at least one of our products during a given month. A Paid Customer typically includes multiple unique users. When reporting monthly active users during a quarter or other period of time, we report the number of monthly active users during the month with the highest number of active users during such period.

and 2022 cohort from the fiscal year of the cohort through March 31, 2025 is 46%, 31%, and 22%, respectively.

ARR by Annual Cohort through March 31, 2025
2025
2024
2023
2022
2021
2020
2019
2018
FY2018
FY2019
FY2020
FY2021
FY2022
FY2023
FY2024
FY2025

As of March 31, 2025, our Gross Retention Rate was 96%. We calculate our “Gross Retention Rate” as of the applicable period of measurement by starting with the ARR from Paid Customers with more than $10,000 in ARR as of twelve months prior to such period (“Prior Period ARR”). We then deduct from the Prior Period ARR the ARR from Paid Customers with more than $10,000 in ARR who are no longer customers as of the date of measurement, and divide that figure by the Prior Period ARR to arrive at our Gross Retention Rate, which is the percentage of ARR from all Paid Customers with more than $10,000 in ARR as of the year prior that is not lost to customer churn. We calculate Gross Retention Rate using ARR from Paid Customers with more than $10,000 in ARR because we believe that $10,000 in ARR is an important threshold, as it is a strong indicator of significant paid usage of our products. Our Gross Retention Rate reflects only customer losses and does not reflect customer expansion or contraction, so it demonstrates that the vast majority of our customers continue to use our platform and renew their subscriptions.
Expanding Our International Footprint
Our business has been global from the start. During the three months ended March 31, 2025, approximately 85% of our monthly active users were based outside of the United States but only 53% of our revenue came from non-U.S. markets during the same period, which we believe represents an opportunity for us to continue to drive growth and expansion. As of March 31, 2025, our product is currently available in English, Japanese, Spanish, Korean, and Portuguese; we accept five currencies; our marketing and support channels are available in six languages; and we had nine offices in seven countries, with local staff spread across 13 countries and five continents. We intend to continue to invest in our international operations to help our global customers build better products and to meet our customers where they are as we believe it will contribute to our long-term success.

Factors Impacting our 2023 and 2024 Operating Results
Abandoned Merger with Adobe, Inc.
On September 15, 2022, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Adobe and certain of Adobe’s wholly-owned subsidiaries.
On December 17, 2023, we mutually agreed with Adobe to terminate the Merger Agreement based on the joint assessment that there was no clear path to obtain the required regulatory approvals for the transaction to close (the “Abandoned Merger with Adobe”). On December 20, 2023, we received a $1.0 billion termination fee per the terms of the Merger Agreement from Adobe which was recorded within other income, net on our consolidated statement of operations. We incurred transaction costs and other related expenses associated with the Abandoned Merger with Adobe of $97.9 million and $18.1 million for the years ended December 31, 2023 and 2024, respectively. The operating cash outflow associated with these transaction costs and other related expenses was $50.8 million and $68.5 million for the years ended December 31, 2023 and 2024, respectively. Additionally, we paid $181.0 million in federal and state income taxes related to the transaction during the year ended December 31, 2024, which was included in cash flows used in operating activities in our consolidated financial statements included elsewhere in this prospectus.
May 2024 Restricted Stock Unit Release and 2024 Stock Option Grants
Following the Abandoned Merger with Adobe, we wanted to provide existing equity holders, including holders of RSUs, the opportunity to sell a portion of their eligible equity holdings in a tender offer (the “2024 Tender Offer”). In order to allow holders of RSUs to participate, in May 2024, we modified certain RSUs for which the service-based condition was satisfied to remove the performance-based vesting condition (the “May 2024 RSU Release”), resulting in the recognition of stock-based compensation expense, net of amounts capitalized, of $801.2 million during the year ended December 31, 2024.
On August 22, 2024, we also granted stock options to purchase shares of our common stock to eligible employees in connection with our 2024 Tender Offer (the “2024 Stock Option Grants”). These stock options were fully vested at grant and therefore the related stock-based compensation expense, net of amounts capitalized, of $88.1 million was recognized during the year ended December 31, 2024.
Our operating expenses increased significantly during the year ended December 31, 2024 as compared to 2023 as a result of the May 2024 RSU Release and 2024 Stock Option Grants. Refer to Note 10 to our consolidated financial statements included elsewhere in this prospectus for additional information.
Key Business Metrics
We review a number of operating and financial metrics, including the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions. The calculation of the key metrics discussed below may differ from other similarly titled metrics used by other companies, securities analysts, or investors.

	As of December 31,		As of March 31,
	2023	2024	2024	2025
Paid Customers with more than $10,000 in ARR	7,233	10,517	8,007	11,107
Paid Customers with more than $100,000 in ARR	630	963	701	1,031
Net Dollar Retention Rate	122%	134%	125%	132%
We define a Paid Customer as a customer account that is billed separately for which we have an active paid subscription as of the last day of the applicable period of measurement.6 A single organization with multiple divisions, segments, subsidiaries, or subscribing teams that are each billed separately are counted as multiple Paid Customers. Our ability to continue to attract and retain new Paid Customers is important to the success of our business and we had approximately 450,000 Paid Customers globally as of March 31, 2025.
Paid Customers with more than $10,000 in ARR
We believe that the number of Paid Customers with more than $10,000 in ARR on our platform is an important indication of the value that our products deliver. We define a Paid Customer with more than $10,000 in ARR as a Paid Customer with a total of $10,000 or more of ARR as of the last day of the applicable period of measurement. We believe that $10,000 in ARR is an important threshold, as it is a strong indicator of significant paid usage of our products. As of each of
6       A customer account is considered active when seats are provisioned to the customer at the start of their subscription. In cases where contracts are signed but not provisioned as of the last date of the applicable period of measurement, the customer account is counted as active if provisioning takes place no more than 15 days after the last day of the applicable period of measurement.

December 31, 2024 and March 31, 2025, Paid Customers with more than $10,000 in ARR represented 64% of our ARR.

Paid Customers with more than $10,000 in ARR

5,945
6,365
6,727
7,233
8,007
9,071
9,762
10,517
11,107
Mar 31 2023
Jun 30 2023
Sep 30 2023
Dec 31 2023
Mar 31 2024
Jun 30 2024
Sep 30 2024
Dec 31 2024
Mar 31 2025

Paid Customers with more than $100,000 in ARR
We believe that the number of Paid Customers with $100,000 or more in ARR on our platform is indicative of our ability to scale our platform with our customers as well as our ability to support larger organizations. We define a Paid Customer with more than $100,000 in ARR as a Paid Customer with $100,000 or more of ARR as of the last day of the applicable period of measurement. As of December 31, 2024 and March 31, 2025, Paid Customers with more than $100,000 in ARR represented 37% of our ARR.

Paid Customers with more than $100,000 in ARR

456
501
558
630
701
787
876
963
1,031
Mar 31 2023
Jun 30 2023
Sep 30 2023
Dec 31 2023
Mar 31 2024
Jun 30 2024
Sep 30 2024
Dec 31 2024
Mar 31 2025

Net Dollar Retention Rate
We believe that Net Dollar Retention Rate is an important metric as it measures our ability to both retain our existing customers and grow within our customer base. We calculate Net Dollar Retention Rate as of the applicable period of measurement by starting with the ARR as of the date of measurement from all Paid Customers with more than $10,000 in ARR that were also Paid Customers with more than $10,000 in ARR as of twelve months prior to such date of measurement (“Current Period ARR”). We then calculate the ARR for those same customers as of twelve months prior to the date of measurement (“Previous Period ARR”). We then divide Current Period ARR by Previous Period ARR to calculate our Net Dollar Retention Rate for the applicable period of measurement. Our Net Dollar Retention Rate was 122% and 134% as of December 31, 2023 and 2024, respectively, and 132% as of March 31, 2025. We calculate Net Dollar Retention Rate using ARR from Paid Customers with more than $10,000 in ARR because we believe that $10,000 in ARR is an important threshold, as it is a strong indicator of significant paid usage of our products.
The most significant drivers of changes in our Net Dollar Retention Rate during each reporting period have historically been a combination of seat expansion, plan upgrades, and the adoption of new products. We experienced a decline in our Net Dollar Retention Rate throughout 2023 as macroeconomic pressure impacted seat expansion. In 2024, we experienced an expansion in our Net Dollar Retention Rate subsequent to our launch of Dev Mode. We expect our Net Dollar Retention Rate to fluctuate or decline in the future as a result of a number of factors such as the growing level of our revenue base, the level of penetration within our customer base, expansion of products and features, our ability to retain our customers, and any changes to the pricing and packaging of our plans. Our calculation of Net Dollar Retention Rate may differ from similarly titled metrics presented by other companies.

Net Dollar Retention

159%
143%
131%
122%
125%
130%
131%
134%
132%
Mar 31 2023
Jun 30 2023
Sep 30 2023
Dec 31 2023
Mar 31 2024
Jun 30 2024
Sep 30 2024
Dec 31 2024
Mar 31 2025

Non-GAAP Financial Measures
In addition to our results determined in accordance with GAAP, we believe the below non-GAAP financial measures are useful in evaluating our operating performance. We use the below non-GAAP financial information, collectively, to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that non-GAAP financial information, when taken collectively, may be helpful to investors because it provides consistency and comparability with past financial performance, and assists in comparisons with other companies, some of which use similar non-GAAP financial information to supplement their GAAP results. The non-GAAP financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with GAAP, and may be different from similarly-titled non-GAAP measures used by other companies. A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with GAAP. Investors are encouraged to review the related GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable GAAP financial measures.
Non-GAAP Operating Income and Non-GAAP Operating Margin
We define non-GAAP operating income and non-GAAP operating margin as loss from operations and operating margin, respectively, excluding stock-based compensation expense, amortization of stock-based compensation expense included in capitalized internal use software development costs, and amortization of acquired intangibles for acquisitions. Additionally, we exclude certain non-recurring charges, including transaction costs and other related expenses associated with the Abandoned Merger with Adobe, employer payroll taxes related to the May 2024 RSU Release and 2024 Tender Offer, and 2024 Tender Offer transaction costs. Non-GAAP operating margin represents non-GAAP operating income as a percentage of revenue.

The following table reflects the reconciliation of loss from operations to non-GAAP operating income and non-GAAP operating margin for the periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(In thousands, except percentages)
Income (loss) from operations	$(73,456)	$(877,433)	$12,521	$39,749
Plus: Stock-based compensation expense(1)	2,703	947,553	607	197
Plus: Amortization of stock-based compensation included in capitalized internal use software development costs	28	186	7	86
Plus: Transaction costs and other related expenses associated with the Abandoned Merger with Adobe(2)	97,853	18,064	4,781	—
Plus: Employer payroll taxes related to the May 2024 RSU Release and 2024 Tender Offer	—	26,703	—	—
Plus: 2024 Tender Offer transaction costs(3)	—	12,145	151	—
Non-GAAP operating income	$27,128	$127,218	$18,067	$40,032
Operating margin	(15)%	(117)%	8%	17%
Non-GAAP operating margin	5%	17%	12%	18%
__________________
(1)The increase in stock-based compensation expense for the year ended December 31, 2024 primarily related to the May 2024 RSU Release and 2024 Stock Option Grants. See the section titled “—Factors Impacting our 2023 and 2024 Operating Results—May 2024 Restricted Stock Unit Release and 2024 Stock Option Grants” for further information.
(2)Transaction costs and other related expenses associated with the Abandoned Merger with Adobe include legal, accounting, professional services fees, local business taxes and non-recurring compensation expenses related to the transaction.
(3)2024 Tender Offer transaction costs includes legal and professional services fees.
Free Cash Flow and Adjusted Free Cash Flow
We define Free Cash Flow as GAAP net cash provided by (used in) operating activities less capital expenditures and capitalized internal use software development costs, if any. Adjusted Free Cash Flow is a non-GAAP financial measure that we calculate as Free Cash Flow less the termination fee received from the Abandoned Merger with Adobe, plus transaction costs and other related expenses associated with the Abandoned Merger with Adobe and estimated income taxes related to the Abandoned Merger with Adobe. Adjusted Free Cash Flow Margin represents Adjusted Free Cash Flow divided by revenue. Transaction costs and other related expenses include legal, accounting, professional services fees, local business taxes and non-recurring compensation expenses related to the transaction. We believe that Free Cash Flow and Adjusted Free Cash Flow are useful indicators of liquidity that provide information to management and investors about the amount of cash generated from our core operations that, after the purchases of property and equipment and capitalized internal use software development costs, can be used for strategic initiatives, including investing in our business, making strategic acquisitions, and strengthening our balance sheet. We have adjusted our Free Cash Flow by the amount of cash received related to the termination fee, transaction costs and other related expenses associated with the Abandoned Merger with Adobe, and estimated income taxes attributable to the Abandoned Merger with Adobe because we do not expect such items to occur when we are a public company and we believe that this provides greater comparability across periods. Free Cash Flow and Adjusted Free Cash Flow have limitations as analytical tools, and they should not be considered in isolation or as substitutes for analysis of other GAAP financial measures, such as net cash provided by operating activities. Some of the limitations of Free Cash Flow and Adjusted Free Cash Flow are that these metrics do not reflect our future contractual commitments and may be calculated differently by other companies in our industry, limiting their usefulness as comparative measures. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth. These activities, along with certain increased operating expenses as described below, may result in a decrease in Free Cash Flow as a percentage of revenue in future periods.
The following table presents our cash flows for the periods presented and a reconciliation of Free Cash Flow and Adjusted Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated in accordance with GAAP:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(In thousands, except percentages)
Net cash provided by (used in) operating activities	$1,047,334	$(61,717)	$(18,139)	$97,177
Less: Capital expenditures	(3,737)	(1,977)	(503)	(874)
Less: Capitalized internal use software development costs	(2,630)	(4,524)	(1,008)	(1,721)
Free Cash Flow	1,040,967	(68,218)	(19,650)	94,582
Less: Termination fee received from the Abandoned Merger with Adobe	(1,000,000)	—	—	—
Add: Transaction costs and other related expenses associated with the Abandoned Merger with Adobe(1)	$50,842	$68,492	$68,122	$—
Add: Estimated income taxes related to the Abandoned Merger with Adobe(2)	—	180,987	—	—
Adjusted Free Cash Flow	$91,809	$181,261	$48,472	$94,582
Net cash provided by (used in) investing activities	$(57,336)	$(784,257)	$(336,630)	$41,251
Net cash provided by financing activities	$—	$62,450	$40	$339
Operating Cash Flow Margin(3)	207%	(8)%	(12)%	43%
Adjusted Free Cash Flow Margin(4)	18%	24%	31%	41%
__________________
(1)Transaction costs and other related expenses associated with the Abandoned Merger with Adobe include legal, accounting, professional services fees, local business taxes and non-recurring compensation expenses related to the transaction.
(2)The estimated income taxes related to the Abandoned Merger with Adobe represents our assessment of the transaction’s impact on our 2023 federal and state income tax payments, which were included in cash provided by operating activities for the year ended December 31, 2024.
(3)Operating Cash Flow Margin is calculated as net cash provided by (used in) operating activities divided by revenue.
(4)Adjusted Free Cash Flow Margin is a non-GAAP financial measure that is calculated as Adjusted Free Cash Flow divided by revenue.

Key Components of Results of Operations
Revenue
We generate revenue from sales of subscriptions to our platform. Our subscription agreements generally have monthly or annual contractual terms. Our agreements are generally non-cancelable and we typically bill in advance. Amounts that have been billed are initially recorded as deferred revenue and revenue is recognized ratably over the related contractual term.
Our revenue is driven primarily by the number of paying customers and the price we charge for access to our platform, which varies based on the type of plan and products to which a customer subscribes.
Costs That May Impact Multiple Line Items
Employee Related Costs and Overhead Allocation. Employee related costs include salaries, bonuses and benefits, and stock-based compensation for cost of revenue and each operating expense category. Overhead costs represent shared costs that are not specific to a functional group and are allocated based on headcount. Such costs include costs associated with office facilities, IT-related personnel expenses, depreciation of property and equipment, and other expenses, such as software subscription fees. As such, allocated shared costs are reflected in cost of revenue and each operating expense category.
AI and Related Costs. As a part of our product innovation, we have made and will continue to make significant investments to integrate AI, including generative AI, into our platform. We expect that the use of AI technologies and our investments to integrate AI into our platform will impact our business, operating results, and financial condition. For example, in the short-term, we expect that our AI investments and use of AI technologies will impact our cost of revenue, research and development, and sales and marketing expenses, which may negatively impact our gross margins and operating margins. Given the newness and rapid development of these technologies, the impacts on our gross margins and operating margins, and our business, operating results, financial condition, and future prospects over the longer term are currently unknown.
Cost of Revenue
Cost of revenue consists primarily of technical infrastructure and hosting costs, employee-related costs, including stock-based compensation, for infrastructure and product support teams for paid users of Figma, payment processing fees, amortization of capitalized internal-use software development costs, amortization of acquired intangible assets, and allocated overhead. Depending on the timing of investments in our platform, including those related to our AI initiatives, we expect that our cost of revenue will increase in absolute dollars as our business grows and will fluctuate as a percentage of our revenue from period-to-period depending on the timing of these investments.
Gross Profit and Gross Margin
Gross profit represents revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. Our gross margin may fluctuate from period to period as our revenue fluctuates, and as a result of the timing and amount of technical infrastructure and hosting costs, AI and related efforts, and other investments to expand our products and geographical coverage.
Operating Expenses
Research and development. Our research and development expenses consist primarily of employee-related costs, including stock-based compensation, technical infrastructure and hosting costs, professional service fees, software subscription fees, and allocated overhead. We expense our research and development costs as they are incurred, other than capitalized internal-use software development costs. Our research and development expenses as a percentage of revenue of 100% for the year ended December 31, 2024 was primarily driven by the May 2024 RSU Release and the 2024 Stock Option Grants described above and we expect to incur significant research and development expenses in 2025 relating to the expected vesting and settlement of our outstanding RSUs in connection with this offering and other expenses relating to this offering. Over time, we expect that our research and development expenses will increase in absolute dollars relative to our research and development expenses in 2023, which exclude the aforementioned events in 2024 and 2025, as we continue to invest in our platform. However, depending on the timing of our investments, including those related to our AI initiatives, we anticipate that research and development expenses may fluctuate as a percentage of our revenue from period-to-period.
Sales and marketing. Our sales and marketing expenses consist primarily of employee-related costs, including stock-based compensation, expenses associated with our marketing and brand advertising campaigns, events, such as annual user conferences, including Config, amortization of sales commissions, professional service fees, software subscription fees, and allocated overhead. Additionally, we classify within sales and marketing technical infrastructure and hosting costs as well as overhead costs for our infrastructure and product support teams related to the users of our free version of Figma. We capitalize and subsequently amortize sales commissions and related expenses, including associated payroll taxes and 401(k) contributions, over the estimated period of benefit, which we have determined to be four years. Our sales and marketing expenses as a percentage of revenue of 63% for the year ended December 31, 2024 was driven in part by the May 2024 RSU Release and the 2024 Stock Option Grants described above and we expect to incur significant sales and marketing expenses in 2025 relating to the expected vesting and settlement of our outstanding RSUs in connection with this offering and other expenses relating to this offering. Over time, we expect that our sales and marketing expenses will increase in absolute dollars relative to our sales and marketing expenses in 2023, which exclude the aforementioned events in 2024 and 2025, as our business grows and we continue to scale our go-to-market organization. However, depending on the timing of our investments, including those related to our AI initiatives, we anticipate that sales and marketing expenses will fluctuate as a percentage of revenue from period-to-period.
General and administrative. Our general and administrative expenses consist primarily of employee-related costs, including stock-based compensation, for our legal, finance, human resources, and other administrative teams, as well as certain executives. In addition, general and administrative expenses include general business expenses, professional service fees, software subscription fees, and allocated overhead. Following the closing of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a national securities exchange, costs related to compliance and reporting obligations, and increased expenses for insurance, investor relations, and professional services. Our general and administrative expenses as a percentage of revenue of 42% for the year ended December 31, 2024 was primarily driven by the May 2024 RSU Release and the 2024 Stock Option Grants described above and we expect to incur significant general and administrative expenses in 2025 relating to the expected vesting and settlement of our outstanding RSUs in connection with this offering and other expenses relating to this offering. Over time, we expect that our general and administrative expenses will increase in absolute dollars relative to our general and administrative expenses in 2023, which exclude the aforementioned events in 2024 and 2025, as our business grows. However, we anticipate that general and administrative expenses will decrease as a percentage of revenue over time, although these expenses may fluctuate as a percentage of our revenue from period-to-period depending on the timing of these expenses.

Other Income (Loss), Net
Other income (loss), net consists primarily of interest income earned on our cash, cash equivalents, and marketable securities, unrealized and realized gains or losses on equity securities, which includes our investments in a Bitcoin exchange traded fund and strategic investments, gains or losses on foreign currency exchange, and miscellaneous other expenses. Additionally, other income (loss) includes a $1.0 billion termination fee received due to the Abandoned Merger with Adobe for the year ended December 31, 2023.
Provision for (Benefit From) Income Taxes
Provision for (benefit from) income taxes consists of U.S. federal and state income taxes and income taxes in certain foreign jurisdictions in which we conduct business and the income taxes related to the termination fee received due to the Abandoned Merger with Adobe. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred tax assets will be realized.
Results of Operations
The following tables set forth our consolidated statement of operations data for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(In thousands)
Revenue	$504,874	$749,011	$156,229	$228,199
Cost of revenue(1)	44,500	87,514	12,790	19,452
Gross profit	460,374	661,497	143,439	208,747
Operating expenses(1):
Research and development	164,774	751,120	52,711	69,925
Sales and marketing	201,377	472,076	55,334	68,840
General and administrative	167,679	315,734	22,873	30,233
Total operating expenses	533,830	1,538,930	130,918	168,998
Income (loss) from operations	(73,456)	(877,433)	12,521	39,749
Other income, net(2)	1,019,375	84,362	17,185	7,274
Income (loss) before income taxes	945,919	(793,071)	29,706	47,023
Provision for (benefit from) income taxes	208,078	(60,951)	16,181	2,141
Net income (loss)	$737,841	$(732,120)	$13,525	$44,882

__________________
(1)Includes stock-based compensation, net of amounts capitalized, as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(In thousands)
Cost of revenue	$37	$27,893	$1	$—
Research and development	1,890	511,259	543	197
Sales and marketing	253	206,830	11	—
General and administrative	523	201,571	52	—
(2)Includes the $1.0 billion termination fee received in 2023 from the Abandoned Merger with Adobe.
The following tables set forth our consolidated statement of operations data expressed as a percentage of revenue for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(As a % of revenue(1))
Revenue	100%	100%	100%	100%
Cost of revenue	9	12	8	9
Gross profit	91	88	92	91
Operating expenses:
Research and development	33	100	34	31
Sales and marketing	40	63	35	30
General and administrative	33	42	15	13
Total operating expenses	106	205	84	74
Income (loss) from operations	(15)	(117)	8	17
Other income, net	202	11	11	3
Income (loss) before income taxes	187	(106)	19	21
Provision for (benefit from) income taxes	41	(8)	10	1
Net income (loss)	146%	(98)%	9%	20%
__________________
(1)Percentages may not foot due to rounding.

Comparison of the Three Months Ended March 31, 2024 and 2025
Revenue and Cost of Revenue

	Three Months Ended March 31,
	2024	2025	$ Change	% Change
	(In thousands, except percentages)
Revenue	$156,229	$228,199	$71,970	46%
Cost of revenue	12,790	19,452	6,662	52%
Gross profit	$143,439	$208,747	$65,308	46%
Revenue increased by $72.0 million, or 46%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The increase in revenue was primarily due to expansion within our existing Paid Customers, as reflected by our Net Dollar Retention Rate of 132% as of March 31, 2025, compared to 125% as of March 31, 2024, and the addition of new Paid Customers, as our number of Paid Customers with more than $10,000 in ARR and Paid Customers with more than $100,000 in ARR increased by 39% and 47%, respectively, as of March 31, 2025 compared to the prior year.
Cost of revenue increased by $6.7 million, or 52%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The increase was primarily due to $3.5 million of higher technical infrastructure and hosting costs due to increased usage of our platform as well as AI related costs for paid users, $2.3 million of higher employee-related costs driven by an increase in headcount and the implementation of a company-wide annual bonus program, and $1.5 million in higher payment processing fees.
Research and Development

	Three Months Ended March 31,
	2024	2025	$ Change	% Change
	(In thousands, except percentages)
Research and development	$52,711	$69,925	$17,214	33%
Research and development expenses increased by $17.2 million, or 33%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The increase was primarily due to $12.0 million of higher employee-related costs driven by an increase in headcount and the implementation of a company-wide annual bonus program, a $2.6 million increase in technical infrastructure and hosting costs, primarily driven by AI related costs as we improve and extend our product offerings and develop new technologies, and $1.7 million of higher software subscription fees.
Sales and Marketing

	Three Months Ended March 31,
	2024	2025	$ Change	% Change
	(In thousands, except percentages)
Sales and marketing	$55,334	$68,840	$13,506	24%

Sales and marketing expenses increased by $13.5 million, or 24%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The increase was primarily due to $6.0 million of higher employee-related costs driven by an increase in headcount and the implementation of a company-wide annual bonus program, $2.1 million of higher technical infrastructure and hosting costs for users of our free version of Figma due to continuing growth in our user base, and $1.8 million of higher spend related to marketing events and advertising expenses.
General and Administrative

	Three Months Ended March 31,
	2024	2025	$ Change	% Change
	(In thousands, except percentages)
General and administrative	$22,873	$30,233	$7,360	32%
General and administrative expenses increased by $7.4 million, or 32%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The increase was primarily due to $3.9 million of higher professional service fees and $2.9 million of higher employee-related costs, driven by an increase in headcount and the implementation of a company-wide annual bonus program.
Other Income, Net

	Three Months Ended March 31,
	2024	2025	$ Change	% Change
	(In thousands, except percentages)
Other income, net	$17,185	$7,274	$(9,911)	(58)%
Other income, net decreased by $9.9 million, or 58%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The decrease was primarily due to an $8.6 million decrease in net unrealized gains related to changes in the fair value of equity securities, which includes the Company’s investment in a Bitcoin exchange traded fund and a $2.3 million decrease in interest income.
Provision for Income Taxes

	Three Months Ended March 31,
	2024	2025	$ Change	% Change
	(In thousands, except percentages)
Provision for income taxes	$16,181	$2,141	$(14,040)	(87)%
The provision for income taxes decreased by $14.0 million, or 87%, for the three months ended March 31, 2025 compared to the three months ended March 31, 2024. The decrease was primarily due to the availability of additional income tax deductions in the United States for the three months ended March 31, 2025, related to NOL carryforwards.

Comparison of the Years Ended December 31, 2023 and 2024
Revenue and Cost of Revenue

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(In thousands, except percentages)
Revenue	$504,874	$749,011	$244,137	48%
Cost of revenue	44,500	87,514	43,014	97
Gross profit	$460,374	$661,497	$201,123	44
Revenue increased by $244.1 million, or 48%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase in revenue was primarily due to expansion within our existing Paid Customers, as reflected by our Net Dollar Retention Rate of 134% as of December 31, 2024, compared to 122% as of December 31, 2023, and the addition of new Paid Customers, as our number of Paid Customers with more than $10,000 in ARR and Paid Customers with more than $100,000 in ARR increased by 45% and 53%, respectively, as of December 31, 2024 compared to the prior year.
Cost of revenue increased by $43.0 million, or 97%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily due to $31.5 million of higher employee-related costs driven by a $27.9 million increase in stock-based compensation expense related to the May 2024 RSU Release and 2024 Stock Option Grants. The increase was also due to $6.5 million of higher technical infrastructure and hosting costs as the usage of our platform increased and $4.8 million in higher payment processing fees.
Research and Development

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(In thousands, except percentages)
Research and development	$164,774	$751,120	$586,346	356%
Research and development expenses increased by $586.3 million, or 356%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily due to $578.0 million of higher employee-related costs driven by a $509.4 million increase in stock-based compensation expenses related to the May 2024 RSU Release and 2024 Stock Option Grants. The increase was also due to $4.6 million of higher software subscription fees and a $2.7 million increase in technical infrastructure and hosting costs, primarily driven by AI related costs as we improve and extend our offerings and develop new technologies.
Sales and Marketing

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(In thousands, except percentages)
Sales and marketing	$201,377	$472,076	$270,699	134%

Sales and marketing expenses increased by $270.7 million, or 134%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was due in part to $244.8 million of higher employee-related costs driven by a $206.5 million increase in stock-based compensation expenses related to the May 2024 RSU Release and 2024 Stock Option Grants. The increase was also due to $8.5 million of higher spend related to marketing events and advertising expenses as we continued our focus on expansion and enhancing customer adoption, $8.1 million of higher technical infrastructure and hosting costs for users of our free version of Figma due to continuing growth in our user base, $5.6 million of higher sales commission expense due to the year-over-year sales growth, and $2.0 million of higher allocated overhead costs to support the growth of our business.
General and Administrative

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(In thousands, except percentages)
General and administrative	$167,679	$315,734	$148,055	88%
General and administrative expenses increased by $148.1 million, or 88%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The increase was primarily due to $223.8 million of higher employee-related costs driven by a $201.0 million increase in stock-based compensation expenses related to the May 2024 RSU Release and 2024 Stock Option Grants. The increase was also due to $3.8 million of higher allocated overhead costs to support the growth of our business. The increase was partially offset by $80.6 million of lower professional service fees in the year ended December 31, 2024 as compared to the prior year, related to the Abandoned Merger with Adobe.
Other Income, Net

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(In thousands, except percentages)
Other income, net	$1,019,375	$84,362	$(935,013)	(92)%
Other income, net decreased by $935.0 million, or 92%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to the $1.0 billion termination fee received from the Abandoned Merger with Adobe during the year ended December 31, 2023 and a $3.3 million increase in net foreign exchange losses in 2024 as compared to 2023. This decrease was partially offset by an increase of $44.0 million in interest income, driven by additional investments made in marketable securities due to the cash received from the Abandoned Merger with Adobe and a $24.0 million increase in net unrealized gains related to changes in the fair value of equity securities in the year ended December 31, 2024 compared to the prior year.
Provision for (Benefit from) Income Taxes

	Year Ended December 31,
	2023	2024	$ Change	% Change
	(In thousands, except percentages)
Provision for (benefit from) income taxes	$208,078	$(60,951)	$(269,029)	(129)%

The provision for (benefit from) income taxes decreased by $269.0 million, or 129%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. The decrease was primarily due to the income taxes related to the termination fee received from the Abandoned Merger with Adobe in the year ended December 31, 2023, offset by the recognition of research and development credits in the United States in the year ended December 31, 2024.
Quarterly Results of Operations
The following tables set forth our unaudited quarterly statements of operations data for each of the nine quarters ended March 31, 2025, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments necessary for the fair statement of the results of operations for these periods. This data should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results of operations are not necessarily indicative of our future results of operations that may be expected for any future period.

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(In thousands)
Revenue	$109,544	$118,668	$132,216	$144,446	$156,229	$177,198	$198,639	$216,945	$228,199
Cost of revenue(1)	9,125	10,187	11,887	13,301	12,790	39,558	18,703	16,463	19,452
Gross profit	100,419	108,481	120,329	131,145	143,439	137,640	179,936	200,482	208,747
Operating expenses(1):
Research and development	35,324	39,050	43,894	46,506	52,711	535,676	104,182	58,551	69,925
Sales and marketing	39,547	66,602	43,240	51,988	55,334	276,246	79,290	61,206	68,840
General and administrative	32,301	29,497	33,715	72,166	22,873	220,005	43,800	29,056	30,233
Total operating expenses	107,172	135,149	120,849	170,660	130,918	1,031,927	227,272	148,813	168,998
Income (loss) from operations	(6,753)	(26,668)	(520)	(39,515)	12,521	(894,287)	(47,336)	51,669	39,749
Other income, net	3,980	4,225	4,156	1,007,014	17,185	10,139	17,910	39,128	7,274
Income (loss) before income taxes	(2,773)	(22,443)	3,636	967,499	29,706	(884,148)	(29,426)	90,797	47,023
Provision for (benefit from) income taxes	2,079	818	2,384	202,797	16,181	(56,294)	(13,828)	(7,010)	2,141
Net income (loss)	$(4,852)	$(23,261)	$1,252	$764,702	$13,525	$(827,854)	$(15,598)	$97,807	$44,882
__________________
(1)Includes stock-based compensation, net of amounts capitalized, as follows:

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(In thousands)
Cost of revenue	$12	$9	$9	$7	$1	$24,858	$3,034	$—	$—
Research and development	305	319	665	601	543	463,255	47,308	153	197
Sales and marketing	86	57	71	39	11	186,659	20,160	—	—
General and administrative	142	137	127	117	52	183,618	17,901	—	—

	Three Months Ended(1)
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(As a % of revenue)
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	8	9	9	9	8	22	9	8	9
Gross profit	92	91	91	91	92	78	91	92	91
Operating expenses:
Research and development	32	33	33	32	34	302	52	27	31
Sales and marketing	36	56	33	36	35	156	40	28	30
General and administrative	29	25	25	50	15	124	22	13	13
Total operating expenses	98	114	91	118	84	582	114	69	74
Income (loss) from operations	(6)	(22)	—	(27)	8	(505)	(24)	24	17
Other income, net	4	4	3	697	11	6	9	18	3
Income (loss) before income taxes	(3)	(19)	3	670	19	(499)	(15)	42	21
Provision for (benefit from) income taxes	2	1	2	140	10	(32)	(7)	(3)	1
Net income (loss)	(4)%	(20)%	1%	529%	9%	(467)%	(8)%	45%	20%
__________________
(1)Percentages may not foot due to rounding.
Quarterly Trends
Revenue Trends
Revenue increased sequentially in each of the quarters presented primarily due to the growth from existing Paid Customers and the addition of new Paid Customers. We recognize revenue ratably over the terms of our subscription contracts. As a result, a substantial portion of the revenue we report in a period is attributable to orders we received during prior periods. Therefore, increases or decreases in new sales, customer expansion, or renewals in a period may not be immediately reflected in revenue for the period.
Cost of Revenue Trends
Our cost of revenue has generally increased in the quarters presented as a result of technical infrastructure and hosting costs as well as increased headcount, which resulted in increased personnel expenses. The increase in cost of revenue during the three months ended June 30, 2024 and September 30, 2024 was primarily due to higher employee-related costs driven by stock-based compensation expenses related to the May 2024 RSU Release and 2024 Stock Option Grants. The increase during the three months ended March 31, 2025 was primarily due to higher employee-related costs driven by the implementation of a company-wide annual bonus program during the quarter.
Research and Development Trends
Our research and development expenses have generally increased in the quarters presented primarily due to headcount growth and employee-related costs. The increase in research and development expenses during the three months ended June 30, 2024 and September 30, 2024 was primarily due to higher employee-related costs driven by stock-based compensation expenses related to the May 2024 RSU Release and 2024 Stock Option Grants. The increase during the three months ended March 31, 2025 was primarily due to higher employee-related costs driven by the implementation of a company-wide annual bonus program during the quarter.

Sales and Marketing Trends
Our sales and marketing expenses have generally increased in the quarters presented primarily due to employee-related expenses and brand advertising campaigns. The timing of brand advertising campaigns can impact the trends in sales and marketing expenses. The increase in sales and marketing expenses during the three months ended June 30, 2024 and September 30, 2024 was primarily due to higher employee-related costs driven by stock-based compensation expenses related to the May 2024 RSU Release and 2024 Stock Option Grants. Additionally, the increase in sales and marketing expenses during the three months ended June 30, 2023 and June 30, 2024 was due to increased expenses incurred in connection with our annual user conferences, including Config, which we typically host in the second quarter of each year, and other advertising efforts. The increase during the three months ended March 31, 2025 was primarily due to higher employee-related costs driven by the implementation of a company-wide annual bonus program during the quarter.
General and Administrative Trends
Our general and administrative expenses have generally increased in the quarters presented primarily due to employee-related expenses and legal, accounting, and other professional fees. The increase in general and administrative expenses during the three months ended December 31, 2023 was primarily due to consulting and professional service fees related to the Abandoned Merger with Adobe. The increase in general and administrative expenses during the three months ended June 30, 2024 and September 30, 2024 was primarily due to higher employee-related costs driven by stock-based compensation expenses related to the May 2024 RSU Release and 2024 Stock Option Grants. The increase during three months ended March 31, 2025 was primarily due to higher consulting and professional service fees related to this offering, and employee-related costs driven by an increase in headcount and the implementation of a company-wide annual bonus program during the quarter.
Other Income, Net Trends
Changes in other income, net in the quarters presented are primarily driven by fluctuations in interest rates, investment balances and changes in fair value of equity securities, including our investment in a Bitcoin ETF. The increase in other income, net during the three months ended December 31, 2023 was primarily due to the $1.0 billion termination fee received from the Abandoned Merger with Adobe.
Quarterly Key Business Metrics

	As of
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
Paid Customers with more than $10,000 in ARR	5,945	6,365	6,727	7,233	8,007	9,071	9,762	10,517	11,107
Paid Customers with more than $100,000 in ARR	456	501	558	630	701	787	876	963	1,031
Net Dollar Retention Rate	159%	143%	131%	122%	125%	130%	131%	134%	132%
Quarterly Key Metric Trends
Our Paid Customers with more than $10,000 in ARR and Paid Customers with more than $100,000 in ARR increased sequentially for all quarters presented, primarily due to organic growth as a result of strong performance, as well as increased expansion of users within our existing Paid Customer base.
Our Net Dollar Retention Rate has fluctuated across the eight quarters presented due to the growing level of our revenue base and expansion of products and features. For example, we experienced a decline in our Net Dollar Retention Rate throughout 2023 as macroeconomic pressure impacted seat expansion and our Net Dollar Retention Rate increased throughout 2024 subsequent to our launch of Dev Mode. We expect our Net Dollar Retention Rate to fluctuate or decline in the future as a result of a number of factors such as the growing level of our revenue base, the level of penetration within our customer base, expansion of products and features, our ability to retain our customers, and any changes to the pricing and packaging of our plans.
Quarterly Non-GAAP Financial Measures

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(In thousands, except percentages)
Income (loss) from operations	$(6,753)	$(26,668)	$(520)	$(39,515)	$12,521	$(894,287)	$(47,336)	$51,669	$39,749
Plus: Stock-based compensation expense(1)	545	522	872	764	607	858,390	88,403	153	197
Plus: Amortization of stock-based compensation included in capitalized internal use software development costs	6	7	7	8	7	9	88	82	86
Plus: Transaction costs and other related expenses associated with the Abandoned Merger with Adobe(2)	15,875	11,539	15,333	55,106	4,781	4,401	4,408	4,474	—
Plus: Employer payroll taxes related to the May 2024 RSU Release and 2024 Tender Offer	—	—	—	—	—	24,983	1,720	—	—
Plus: 2024 Tender Offer transaction costs(3)	—	—	—	—	151	11,384	577	33	—
Non-GAAP operating income (loss)	$9,673	$(14,600)	$15,692	$16,363	$18,067	$4,880	$47,860	$56,411	$40,032
Operating margin	(6)%	(22)%	—%	(27)%	8%	(505)%	(24)%	24%	17%
Non-GAAP operating margin	9%	(12)%	12%	11%	12%	3%	24%	26%	18%
__________________
(1)The increase in stock-based compensation expense during the three months ended June 30, 2024 and September 30, 2024 related to the May 2024 RSU Release and 2024 Stock Option Grants. See the section titled “—Factors Impacting our 2023 and 2024 Operating Results—May 2024 Restricted Stock Unit Release and 2024 Stock Option Grants” for more information.
(2)Transaction costs and other related expenses associated with the Abandoned Merger with Adobe include legal, accounting, professional services fees, local business taxes and non-recurring compensation expenses related to the transaction.
(3)2024 Tender Offer transaction costs includes legal and professional services fees.

	Three Months Ended
	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023	March 31, 2024	June 30, 2024	September 30, 2024	December 31, 2024	March 31, 2025
	(In thousands, except percentages)
Net cash provided by (used in) operating activities	$9,273	$(5,899)	$25,774	$1,018,186	$(18,139)	$(178,243)	$61,574	$73,091	$97,177
Less: Capital expenditures	(257)	(1,402)	(1,604)	(474)	(503)	(399)	(413)	(662)	(874)
Less: Capitalized internal use software development costs	(648)	(748)	(375)	(859)	(1,008)	(1,170)	(742)	(1,604)	(1,721)
Free Cash Flow	8,368	(8,049)	23,795	1,016,853	(19,650)	(179,812)	60,419	70,825	94,582
Less: Termination fee received from the Abandoned Merger with Adobe	$—	$—	$—	$(1,000,000)	$—	$—	$—	$—	$—
Add: Transaction costs and other related expenses associated with the Abandoned Merger with Adobe(1)	$6,439	$16,073	$8,920	$19,410	$68,122	$322	$34	$14	$—
Add: Estimated income taxes related to the Abandoned Merger with Adobe(2)	—	—	—	—	—	185,617	518	(5,148)	—
Adjusted Free Cash Flow	$14,807	$8,024	$32,715	$36,263	$48,472	$6,127	$60,971	$65,691	$94,582
Net cash (used in) provided by investing activities	$(53,706)	$3,015	$(1,124)	$(5,521)	$(336,630)	$(173,216)	$(210,946)	$(63,465)	$41,251
Net cash provided by (used in) financing activities	$—	$(2)	$1	$1	$40	$21,860	$(20,660)	$61,210	$339
Operating Cash Flow Margin	9%	(5)%	20%	705%	(12)%	(101)%	31%	34%	43%
Adjusted Free Cash Flow Margin	14%	7%	25%	25%	31%	4%	31%	30%	41%
__________________
(1)Transaction costs and other related expenses associated with the Abandoned Merger with Adobe include legal, accounting, professional services fees, local business taxes and non-recurring compensation expenses related to the transaction.
(2)The estimated income taxes related to the Abandoned Merger with Adobe represents our assessment of the transaction’s impact on our 2023 federal and state income tax payments, which were included in cash provided by (used in) operating activities for the year ended December 31, 2024.
Critical Accounting Estimates
Our consolidated financial statements and the related notes thereto included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, and we evaluate our estimates and assumptions on an ongoing basis. Actual results could differ significantly from the estimates made by management. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations, and cash flows will be affected.
We believe that the accounting policies described below involve a substantial degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.
Stock-Based Compensation
We measure stock-based compensation expense related to equity awards, including stock options, RSUs, and Restricted Stock Awards (“RSAs”), based on the estimated fair value on the date of the grant. Stock-based compensation expense is recognized on a straight-line basis over the requisite service period. We account for forfeitures in the period in which they occur.
We have granted certain equity awards to our employees and directors with a service-based and a performance-based vesting condition. The service-based vesting period for these awards is typically four years with monthly vesting, subject to a one-year cliff for new hire grants. The performance-based vesting condition is generally satisfied on the earlier of (i) an acquisition or change in control of us or (ii) the earlier of (a) six months after our initial public offering or (b) March 15 of the calendar year following our initial public offering. Our Board of Directors intends to accelerate the performance-based vesting condition such that it will occur upon the effectiveness of our registration statement related to this offering. We recognize stock-based compensation expense related to equity awards with a performance-based vesting condition over the requisite service period using the accelerated attribution method, if it is probable that the performance-based vesting condition will be satisfied. The performance-based vesting condition is deemed probable of being satisfied upon either the consummation of an acquisition or change in control, or the initial public offering of our securities.
We have also granted certain equity awards with market-based vesting conditions in addition to service-based vesting conditions. The market-based vesting conditions resulted in implied performance-based vesting conditions satisfied upon the initial public offering or change in control date because no shares subject to the grant will vest unless one of these two events occurs. We estimated the grant date fair value of the market-based award using a Monte Carlo simulation, which incorporates into the valuation the possibility that the public market capitalization targets may not be satisfied. Stock-based compensation expense associated with market-based awards is recognized over the requisite service period of each tranche using the accelerated attribution method, regardless of whether the market conditions are achieved.
The fair value of RSUs and RSAs are determined using the fair value of our stock on the date of grant.
We ceased granting stock options in 2020, except for the 2024 Stock Option Grants in August 2024, made in connection with our 2024 Tender Offer. The fair value of stock options is estimated using the Black-Scholes option pricing model.
The use of the Black-Scholes option pricing model requires the input of certain assumptions. These assumptions involve inherent uncertainties and the application of management’s judgment. These assumptions are estimated as follows:
•Fair value of common stock. Because our common stock is not yet publicly traded, we must estimate the fair value of our common stock, as discussed below in the section titled “—Common Stock Valuations.”

•Expected term. We determine the expected term based on the average period the options are expected to remain outstanding using the simplified method, calculated as the midpoint of the options’ vesting term and contractual expiration period, until sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior becomes available.
•Expected volatility. Since we do not have a trading history of our common stock, we estimate the expected volatility based on the historical volatilities of a group of comparable publicly traded companies.
•Risk-free interest rate. We use the U.S. Treasury yield for our risk-free interest rate for a period that corresponds with the expected term of the award.
•Dividend yield. We utilize a dividend yield of zero, as we do not currently issue dividends and do not expect to issue dividends on our common stock in the foreseeable future.
Common Stock Valuations
The estimated fair value of the common stock underlying our equity awards has historically been determined by our Board of Directors. We believe that our Board of Directors has the relevant experience and expertise to determine the fair value of our common stock. Because there has been no public market for our common stock, our Board of Directors determined the fair value of the common stock at the time of the grant of the option, RSU, and RSA by considering a number of objective and subjective factors, including important developments in our operations, valuations performed by an independent third party, sales of common stock and convertible preferred stock, secondary market transactions, actual operating results and financial performance, the conditions in the industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of our common stock, among other factors.
In estimating the fair value of our common stock, we considered several methodologies, including the market approach. The market approach estimates value based on a comparison of our company to a group of comparable public companies. From the comparable companies, a representative market value multiple is determined and then applied to our financial results to estimate the fair value of our business.
In addition, we also considered secondary market transactions involving our capital stock. In our evaluation of those transactions, we considered the facts and circumstances of each transaction to determine the extent to which they represented a fair value exchange. Factors considered include transaction volume, the number of participants, timing, whether the transactions occurred between willing and unrelated parties, and whether the transactions involved parties with access to our financial information.
Application of these approaches involved the use of estimates, judgment, and assumptions that are complex and subjective, such as those regarding our expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations as of each valuation date and may have a material impact on the valuation of our common stock.
Upon completion of this offering, our Class A common stock will be publicly traded, and our Board of Directors will use the closing price of our Class A common stock as reported on the date of grant to determine the fair value of our Class A common stock.
Subsequent to March 31, 2025, our Board of Directors granted 22,689 RSUs. We currently estimate that the unrecognized stock-based compensation expense related to these RSUs will be approximately $0.7 million. These RSUs will vest upon satisfaction of service-based vesting conditions.
Liquidity and Capital Resources
As of December 31, 2024 and March 31, 2025, our principal sources of liquidity were cash and cash equivalents of $487.0 million and $618.6 million, respectively, marketable securities of $970.9 million and $923.2 million, respectively, and restricted cash of $3.6 million and $9.8 million, respectively. Cash and cash equivalents are comprised of bank deposits, money market funds, and commercial paper. Restricted cash consists of unsecured letters of credit outstanding, related to leased office space in San Francisco, California and New York, New York. Marketable securities are comprised of commercial paper, U.S. agency securities, U.S. treasury securities, corporate bonds, and a Bitcoin exchange traded fund. Substantially all cash and cash equivalents are held in the United States. Since our inception, we have financed our operations primarily through proceeds from the issuance of our convertible preferred stock and common stock and cash generated from the sale of our products.
We believe that current cash, cash equivalents, and marketable securities will be sufficient to fund our operations for at least the next twelve months. Our future capital requirements, however, will depend on many factors, including our subscription growth rate, the timing and extent of spending to support our research and development efforts, our investments and usage of AI, the expansion of sales and marketing activities, the introduction of new and enhanced products and features, particularly for large organizations, and the continuing market adoption of Figma. We may in the future enter into arrangements to acquire or invest in complementary businesses, services, and technologies, including intellectual property rights. In the event that additional financing is required from outside sources, we may seek to raise additional funds at any time through equity, equity-linked arrangements, and debt. If we are unable to raise additional capital when desired and at reasonable rates, our business, results of operations, and financial condition would be adversely affected. See the section titled “Risk Factors—Risks Related to Financial and Accounting Matters—We may require additional capital to fund our business and support our growth, and any inability to generate or obtain such capital may adversely affect our operating results and financial condition.”
Cash Flows
The following table summarizes our cash flows for the periods indicated:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
	(In thousands)
Net cash provided by (used in) operating activities	$1,047,334	$(61,717)	$(18,139)	$97,177
Net cash provided by (used in) investing activities	(57,336)	(784,257)	(336,630)	41,251
Net cash provided by financing activities	—	62,450	40	339
Net increase (decrease) in cash, cash equivalents, and restricted cash	$989,998	$(783,524)	$(354,729)	$138,767
Cash Provided by (Used in) Operating Activities
Our largest source of operating cash is cash collections from organizations on a paid subscription plan, except for a one-time termination fee of $1.0 billion received from the Abandoned Merger with Adobe on December 20, 2023. Our primary uses of cash from operating activities are for employee-related expenditures, sales and marketing expenses, and technical infrastructure and hosting costs. During the year ended December 31, 2024 we paid income taxes of $181.0 million, related to the Abandoned Merger with Adobe.
During the three months ended March 31, 2025, operating activities provided $97.2 million in cash. The primary factors affecting our cash flows during this period were our net income of $44.9 million and net cash inflows of $38.5 million from changes in our operating assets and liabilities, adjusted for $13.8 million of non-cash charges. The non-cash charges primarily consisted of an $8.3 million unrealized loss from remeasurement of equity securities, $4.7 million of amortization of deferred commissions, and $4.1 million of non-cash operating lease costs. The cash provided from changes in our operating assets and liabilities was primarily due to a $25.3 million increase in deferred revenue related to increased billings and an $18.0 million decrease in accounts receivable, net, reflecting an increase in collections. These amounts were partially offset by a $9.2 million increase in prepaid expenses and other current assets, primarily driven by prepaid hosting services.
During the three months ended March 31, 2024, operating activities used $18.1 million in cash. The primary factors affecting our cash flows during this period were net cash outflows of $37.5 million from changes in our operating assets and liabilities, partially offset by our net income of $13.5 million, adjusted for $5.9 million of non-cash charges. The non-cash charges primarily consisted of $3.2 million of non-cash operating lease costs, $2.9 million of amortization of deferred commissions, and $2.1 million of depreciation and amortization. The cash used from changes in our operating assets and liabilities was primarily due to a $42.8 million decrease in accrued and other current liabilities, primarily driven by professional service fees related to the Abandoned Merger with Adobe and a $23.6 million increase in prepaid expenses and other current assets, primarily driven by prepaid hosting services. These amounts were partially offset by a $15.8 million increase in deferred revenue due to increased billings and a $14.5 million decrease in accounts receivable, net, reflecting an increase in collections.
During the year ended December 31, 2024, operating activities used $61.7 million in cash. The primary factors affecting our operating cash flows during this period were our net loss of $732.1 million and net cash outflows of $270.0 million from changes in our operating assets and liabilities, adjusted for $940.4 million in non-cash charges. The non-cash charges primarily consisted of $947.6 million in stock-based compensation, $14.8 million of amortization of deferred commissions, and $14.1 million of non-cash operating lease costs, partially offset by a $24.2 million unrealized gain from the remeasurement of equity securities and $17.1 million in net accretion of discounts on marketable securities. The cash provided from changes in our operating assets and liabilities was primarily due to a $252.5 million decrease in accrued and other current liabilities and $86.6 million increase in other assets largely driven by income taxes paid related to the termination fee received related to the Abandoned Merger with Adobe in December 2023. These amounts were partially offset by a $127.7 million increase in deferred revenue due to increased billings and a $11.4 million increase in accrued compensation and benefits as a result of our increased headcount associated with the growth of our business.
During the year ended December 31, 2023, operating activities provided $1.0 billion in cash inflows. The primary factors affecting our operating cash flows during this period were our net income of $737.8 million, which included the impact of the $1.0 billion termination fee received from the Abandoned Merger with Adobe, and net cash inflows of $281.0 million from changes in our operating assets and liabilities, adjusted for $28.5 million of non-cash charges. The non-cash charges primarily consisted of $12.4 million of non-cash operating lease costs, $8.7 million of amortization of deferred commissions, and $8.5 million of depreciation and amortization, partially offset by $4.0 million in net accretion of discounts on marketable securities. The cash provided from changes in our operating assets and liabilities was primarily due to a $232.5 million increase in accrued and other current liabilities largely driven by income taxes payable resulting from the termination fee from the Abandoned Merger with Adobe and a $92.1 million increase in deferred revenue due to increased billings. These amounts were partially offset by a $39.6 million increase in accounts receivable, net, reflecting increased billings.
Cash Provided by (Used in) Investing Activities
Net cash provided by investing activities during the three months ended March 31, 2025 was $41.3 million, which was primarily due to the proceeds from sales and maturities of marketable securities of $283.3 million, partially offset by the purchase of additional marketable securities of $238.8 million, the capitalization of internal-use software development costs of $1.7 million, and capital expenditures of $0.9 million.
Net cash used in investing activities during the three months ended March 31, 2024 was $336.6 million, which was primarily due to the purchase of marketable securities of $377.2 million, primarily due to the inflow of cash from the termination fee from the Abandoned Merger with Adobe received during the year ended December 31, 2023, the capitalization of internal-use software development costs of $1.0 million, and capital expenditures of $0.5 million, partially offset by proceeds from sales and maturities of marketable securities of $42.3 million.
Net cash used in investing activities during the year ended December 31, 2024 was $784.3 million, which was primarily due to the purchase of additional marketable securities of $1.3 billion primarily due to the inflow of cash from the termination fee from the Abandoned Merger with Adobe received during the year ended December 31, 2023, the capitalization of internal-use software development costs of $4.5 million, capital expenditures of $2.0 million, and the purchase of intangible assets of $0.9 million, partially offset by proceeds from sales and maturities of marketable securities of $547.5 million.
Net cash used in investing activities during the year ended December 31, 2023 was $57.3 million, which was primarily due to the purchase of marketable securities of $223.9 million, capital expenditures of $3.7 million, the capitalization of internal-use software development costs of $2.6 million, partially offset by proceeds from sales and maturities of marketable securities of $173.2 million.
Cash Provided by Financing Activities
Net cash provided by financing activities during the quarter ended March 31, 2025 was $0.3 million and was from proceeds from option exercises. Net cash provided by financing activities during the quarter ended March 31, 2024 was immaterial.
Net cash provided by financing activities during the year ended December 31, 2024 was $62.5 million, which was primarily due to the proceeds from the sale of common stock in connection with the May 2024 RSU Release of $419.0 million, proceeds from the issuance of common stock of $60.0 million, and proceeds from options exercised of $2.4 million, partially offset by $418.1 million used to pay taxes related to the net share settlement of RSUs and $0.9 million used to repurchase common stock.
There was no net cash provided by or used in financing activities during the year ended December 31, 2023.
Contractual Obligations and Commitments
The following table summarizes our consolidated principal contractual cash obligations, as of March 31, 2025, and is supplemented by the discussion following the table:

	Payments due by Periods
	Total	Less than 1 Year	1- 3 Years	3-5 Years	More than 5 Years
	(In thousands)
Operating lease commitments	$92,770	$12,862	$41,678	$16,208	$22,022
Cloud hosting commitments	27,911	13,911	14,000	—	—
Other commitments(1)	$4,506	$1,911	$2,595	$—	$—
Total	$125,187	$28,684	$58,273	$16,208	$22,022
__________________
(1) Consists of future minimum payments under non-cancelable purchase commitments primarily related to our sales and marketing activities,
On March 6, 2025, we entered into an amendment to extend the lease terms for two existing operating leases through July 2033 at our New York corporate office location. The total future minimum lease payments associated with the amended lease agreement are $58.8 million, which are not included in the operating lease commitments above.
In addition to the contractual obligations set forth above, as of March 31, 2025, we had $9.8 million in unsecured letters of credit outstanding, related to leased office spaces in San Francisco, California and New York, New York. The letters of credit renew annually and mature in 2026.
As of May 23, 2025, there were no other material changes to our purchase commitments since March 31, 2025.
Off-Balance Sheet Arrangements
We did not have during the periods presented, nor do we currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships. This includes entities sometimes referred to as structured finance or special purpose entities, that may be established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Significant Impacts of Stock-Based Compensation
RSUs
We have granted RSUs with respect to shares of Class A common stock to our employees and directors under our 2012 Plan. RSUs granted under the 2012 Plan and outstanding as of March 31, 2025 have both service-based and performance-based vesting conditions. The service-based vesting period for these awards is typically four years with monthly vesting, subject to a one-year cliff for new hire grants. Upon satisfaction of the performance-based vesting condition, RSUs for which the service-based condition has also been satisfied will vest immediately, and any remaining unvested RSUs will vest monthly over the remaining service period. The performance-based vesting condition is satisfied on the earlier of (i) an acquisition or change in control of our company, or (ii) the earlier of (a) six months after our initial public offering or (b) March 15 of the calendar year following our initial public offering. Our Board of Directors intends to accelerate the performance-based vesting condition such that the condition will be satisfied upon the effectiveness of our registration statement related to this offering.
We have also granted RSUs with respect to shares of Class B common stock to Mr. Field, our CEO, in the form of the 2021 CEO Market Award and the 2021 CEO Service Award (each as defined and further described in the section titled “Executive Compensation—CEO Equity Awards”) under our 2021 Plan. The 2021 CEO Market Award has service-based, market-based, and performance-based vesting conditions. The award is comprised of three tranches that are eligible to vest based on the achievement of certain public market capitalization targets. The performance period for each tranche ends on the earliest to occur of (i) the date on which all shares subject to the 2021 CEO Market Award vest upon achieving certain public market capitalization targets after our initial public offering, (ii) the date Mr. Field ceases to satisfy the service-based vesting condition, (iii) the seventh anniversary of the grant date, or (iv) the occurrence of an acquisition of us before our initial public offering. The 2021 CEO Market Award contains an implied performance-based vesting condition satisfied upon the date of our initial public offering or a change in control of us because no shares subject to the grant will vest unless one of these two events occurs. The 2021 CEO Service Award has service-based and performance-based vesting conditions. The award is comprised of four tranches that vest annually beginning on July 1, 2022, so long as Mr. Field is in continuous service through each applicable vesting date. The 2021 CEO Service Award contains a performance-based vesting condition satisfied upon the earliest to occur of (i) the date of our initial public offering or (ii) the date we experience an applicable change in control. For more information regarding these awards, see the section titled “Executive Compensation—CEO Equity Awards.”
In May 2024, to permit eligible RSU holders to participate in the 2024 Tender Offer, we modified and released 34.6 million RSUs held by employees and former employees (including the 2021 CEO Service Award, with respect to the portion of the award for which the service-based vesting condition had been met as of the modification date) by removing the performance-based vesting condition, resulting in their remeasurement as of the modification date. Accordingly, these RSUs were fully vested as of the modification date, resulting in the recognition of stock-based compensation expense, net of amounts capitalized, of $801.2 million during the year ended December 31, 2024, and the release of the underlying shares of Class A common stock and Class B common stock, as applicable. The remaining outstanding RSU awards were not modified and continue to be subject to both service-based and performance-based vesting conditions.
As of March 31, 2025, compensation expense related to RSUs remained unrecognized because the performance vesting condition was not satisfied. At the time the performance vesting condition becomes probable, which is not until such condition is satisfied, we will recognize the stock-based compensation expense for the outstanding RSUs using the accelerated attribution method. If the performance vesting condition had occurred on March 31, 2025, we would have recorded $809.8 million of stock-based compensation, and we would recognize additional stock-based compensation of $735.9 million over a weighted-average remaining requisite service period of 1.9 years. The recognition of stock-based compensation would affect our cost of revenue, research and development, sales and marketing, and general and administrative operating expense line items.
2024 Stock Option Grants
On August 22, 2024, we granted 10.5 million stock options with a grant date fair value of $8.50 per share. The options were granted to eligible employees that elected to not sell any or all of their common stock holdings as part of the 2024 Tender Offer. These stock options were fully vested at grant and therefore the related stock-based compensation expense, net of amounts capitalized, of $88.1 million was recognized during the year ended December 31, 2024.
Qualitative and Quantitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates, foreign currency exchange rates, and equity prices.
Interest Rate Risk
We had cash and cash equivalents of $618.6 million and marketable securities of $923.2 million as of March 31, 2025. The cash and cash equivalents are held primarily for working capital purposes. Such interest-earning instruments carry a degree of interest rate risk. The primary objective of our investment activities is to preserve principal while maximizing income without significantly increasing risk. We do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate risk exposure. Due to the short-term nature of our investments, we have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in interest rates. A hypothetical 100 basis points change in interest rates would not have had a material impact on our consolidated financial statements.
Foreign Currency Exchange Risk
Our reporting currency and the functional currency of our wholly owned foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities are remeasured using foreign currency exchange rates at the end of the period, and non-monetary assets are remeasured based on historical exchange rates. Gains and losses due to foreign currency are the result of either the remeasurement of subsidiary balances or transactions denominated in currencies other than the foreign subsidiaries’ functional currency and are included in other income (expense), net in our statements of operations. We have foreign currency exchange risks related to our revenue and operating expenses denominated in currencies other than the U.S. dollar, principally the British pound sterling, Euro, Japanese yen, and the Canadian dollar. The volatility of exchange rates depends on many factors that we cannot forecast with reliable accuracy. Volatile market conditions, including those arising from macroeconomic events, such as fluctuating interest rates, tightening of credit markets, governmental actions such as tariffs, as well as geopolitical events have and may in the future result in significant changes in exchange rates, and in particular a weakening of foreign currencies relative to the U.S. dollar has and may in the future negatively affect our revenue expressed in U.S. dollars. We have experienced and will continue to experience fluctuations in foreign exchange gains (losses) related to changes in foreign currency exchange rates. In the event our foreign currency denominated assets, liabilities, sales, or expenses increase, our results of operations may be more greatly affected by fluctuations in the exchange rates of the currencies in which we do business. We do not currently engage in any hedging activity to reduce our potential exposure to currency fluctuations, although we may choose to do so in the future. A hypothetical 10% change in foreign currency exchange rates during any of the periods presented would not have had a material impact on our consolidated financial statements.
Inflation Risk
We do not believe that inflation has had a material effect on our business, results of operations, or financial condition. Nonetheless, if our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs. Our inability or failure to do so could harm our business, results of operations, or financial condition.
Equity Price Risk
We have an investment in a Bitcoin exchange traded fund. The fair value of this investment was $69.5 million as of March 31, 2025. Changes in the fair value of this exchange traded fund are impacted by the volatility of Bitcoin and changes in general economic conditions, among other factors. A hypothetical 10% decrease in the price of the Bitcoin exchange traded fund would decrease the fair value of this investment as of March 31, 2025 by $7.0 million.

JOBS Act Accounting Election
We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We intend to avail ourselves of this exemption from new or revised accounting standards. Accordingly, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period.
Recent Accounting Pronouncements
See the section titled “Description of the Business and Summary of Significant Accounting Policies” in Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

BUSINESS
Overview
Figma is where teams come together to turn ideas into the world’s best digital products and experiences.
Every day, billions of people around the world use apps, websites, and other digital experiences that are made in Figma. They’re looking up directions on Google Maps; requesting rides with Uber; catching up on work in Slack; ordering food through DoorDash; asking questions of Claude; or streaming games and live entertainment on Twitch.
Behind each of these products is a cross-functional team responsible for bringing them to life. In Figma, designers work alongside developers, PMs, researchers, marketers, writers, and other non-designers who, in the three months ended March 31, 2025, made up two-thirds of our more than 13 million monthly active users. Together, these teams share and explore ideas, align on a vision, visualize concepts, and translate them into coded products — all on a single, connected platform that collaborators around the world can access with a URL.
Our focus on the entire lifecycle of software creation reflects both our ability to rapidly bring new products onto Figma’s browser-based platform and our belief that design spans far beyond a single step or role. We take this expansive view because design is more than how something looks, or even feels; design is also how something works — and in today’s increasingly digital-first world, what sets companies and software apart.
As AI makes software much easier to create, and as organizations across industries and geographies continue to invest heavily in digital transformation, better-designed digital products and experiences have become even more critical to a business’ success. That’s why 95% of the Fortune 500 and 78% of the Forbes Global 2000 used Figma in March 2025. These companies understand deeply that great design is what attracts and wins user loyalty, especially in a world where a business’ interactions with its customers are increasingly digital only.
Figma has been fortunate to play a part in, and benefit from, the growing global movement to elevate design and the craft of building software. Millions of people use Figma every week, often for hours a day, and as more users have come to our platform, our business has grown.
•Our revenue was $749.0 million for the year ended December 31, 2024, representing 48% year-over-year growth as compared to the year ended December 31, 2023, and our revenue was $228.2 million for the three months ended March 31, 2025, representing 46% year-over-year growth as compared to the three months ended March 31, 2024. Our four-year compounded annual revenue growth rate as of December 31, 2024 was 53%.
•For the year ended December 31, 2024 and for the three months ended March 31, 2025, we delivered an operating margin of (117)% and 17%, respectively, and a non-GAAP operating margin of 17% and 18%, respectively. Our 2024 operating margin was impacted by our May 2024 RSU Release and 2024 Stock Option Grant, one-time events.
•We had a Net Dollar Retention Rate of 134% and 132% as of December 31, 2024 and as of March 31, 2025, respectively.
•For the years ended December 31, 2023 and 2024, we had net income of $737.8 million and net loss of $732.1 million, respectively, and for the three months ended March 31, 2024 and 2025, we had net income of $13.5 million and $44.9 million, respectively. In addition to our May 2024 RSU Release and 2024 Stock Options Grant, we also received a $1.0 billion termination fee in 2023 in connection with the Abandoned Merger with Adobe.7
While Figma began as a browser-based tool for designing user interfaces, our focus has always been on helping teams turn ideas into products. We are quickly becoming the system of record for software creation at a time when software is growing exponentially. We believe the strength of our team, the breadth and flexibility of our platform, the community relationships we have built, and the enduring power of design position us well for future growth.
From design silos to software standard
Dylan Field and Evan Wallace started Figma in 2012, after they met as students at Brown University. Back then, design looked very different than it does today. Designers worked by themselves in silos across multiple tools and products. Even if they wanted to design together or with others, technological constraints and the splintered nature of the product development toolchain made collaboration a pain. The most elegant solution to share work? Huge, manually annotated files sent around as email attachments with indecipherable names like “Draft_Final_V2_FINAL_v13.”
As part of a generation that found community in multiplayer, virtual worlds and grew up on Google Docs, Dylan and Evan saw an opportunity to bring design to the browser, and in doing so, make it more open and collaborative. After experimenting with a powerful technology called WebGL, which harnesses the power of a computer’s GPU to render high-performance graphics in the browser, and spending three years building, testing, and iterating with users, they launched Figma. It was the first design tool that combined the accessibility of the web with the functionality and performance of a native desktop app.
Not everyone was as excited as Dylan and Evan were about this new way of working. Despite the product benefits of a more open design process — seamless version control, real-time collaboration in the file, and the ability to access designs from any browser or computer anywhere in the world — designers raised concerns that more transparency and collaboration would lead to tighter deadlines, more micro management, and an implicit loss of control over their craft. One person even said that if Figma was the future of design, they were changing careers.
But as more designers and their teams started using Figma, they began to understand the benefits of designing together in the browser. It was more fun working collaboratively in the same file; it was also faster and more efficient to work in a single product that brought storage, asset creation, prototyping, and other parts of the design toolchain into one place. The ability to easily share work with a URL led people to bring collaborators into their files earlier, placing more emphasis on co-creation and less on the “big reveal.” It also led Figma to spread quickly within companies and design communities globally, while giving teams something they’d never had before: a single source of truth to access the most up-to-date designs.
Today, the openness and accessibility that Figma helped pioneer is no longer a novelty; it’s the expectation, a way of working that has spread across teams, tools, countries, and industries — and transformed the way products are designed and built.
7      See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for information regarding (i) certain one-time events that impacted our operating results for the years ended December 31, 2023 and 2024, including the $1.0 billion termination fee we received in 2023 in connection with the Abandoned Merger with Adobe (as defined below) and $889.3 million of stock-based compensation expense, net of amounts capitalized, we recognized in 2024 in connection with the May 2024 RSU Release and the 2024 Stock Option Grants (each as defined below), (ii) our use of non-GAAP operating margin and a reconciliation of operating margin to non-GAAP operating margin, and (iii) our definition of Net Dollar Retention Rate.

From design tool to product development platform
As Figma’s open and collaborative way of working pulled more people into the design process, we expanded to serve the many roles and steps involved in going from an idea to a product in a user’s hands. The early investments we made in our browser-based platform have enabled us to rapidly introduce and monetize new products.
•In 2021, we expanded our platform to serve earlier phases of the product development lifecycle with the launch of FigJam, an online whiteboard for teams to brainstorm and ideate together. FigJam grew organically out of the unexpected ways our community was using Figma Design, our first product, to meet, connect, and brainstorm product ideas in a less structured, collaborative space. We tailored FigJam to fit this use case, creating a more welcoming and lightweight space for designers and their collaborators to meet and brainstorm what to build together — using the core principles and primitives of Figma. A Forrester study we commissioned found that companies using FigJam and Figma together experience significant efficiency gains in the ideation phase and a return on investment of 328%.
•In 2023, we released Dev Mode, a dedicated space in Figma that helps teams more efficiently translate design concepts into coded products. While Figma Design is built for more freeform design exploration, Dev Mode is tailored to the very specific and structured needs of developers, who, during the three months ended March 31, 2025, made up approximately 30% of our monthly active users. Dev Mode organizes information and surfaces data like design specifications and measurements in ways that are both useful and intuitive for developers. Building on years of updates in Figma Design to bridge the gap between design and code, Dev Mode is designed to improve cross-team communication and maximize efficiency at this crucial step in the product development process.
•In 2024, we launched Figma Slides, a product for designers and their collaborators to drive alignment through better-designed and more collaborative presentations. Figma Slides was also born from an organic use case in which our users were creating millions of slide presentations in Figma Design. Seeing that pattern, a team of our employees drew up Figma Slides during our annual “Maker Week” hackathon. Figma Slides marries the visual fidelity of Figma Design with the playful interactivity of FigJam, making it easier for designers and non-designers to create powerful presentations in the same space.
•In 2025, we doubled our product portfolio with the launch of four new products: Figma Sites, Figma Make, Figma Buzz, and Figma Draw. Figma Sites is a product that lets you design a website and directly publish it to the web, with a URL of your choice. Figma Make is an AI-powered tool that turns a prompt into a fully functional prototype. Figma Buzz is a product for easily creating marketing assets (like social media assets and digital ads) at scale that are consistent with your brand or visual identity. And Figma Draw provides a dedicated space for finer vector editing required when drawing detailed iconography and product illustrations.
With the additions of these seven products over the last four years, Figma offers an increasingly end-to-end platform for teams to design, build, and ship product. Over time, we’ve seen teams adopt our platform for more and more parts of their product development journey, as evidenced by the fact that 75% of Figma customers were using at least two of our products during the three months ended March 31, 2025.
Our community has also contributed to the expansion of Figma’s platform in ways that increasingly position us at the center of software development workflows. They have created over 250,000 Community resources, including more than 10,000 plugins and widgets that allow users to customize their workspaces and speed up their workflows using Figma’s publicly-accessible APIs.

With the help of our users and trusted partners, we have built a powerful, extensible ecosystem that keeps evolving to meet the diverse needs of a growing global community and contributes to our growth.
AI has the power to accelerate the process of going from idea to product even further by helping users of all skill levels explore and iterate on ideas more quickly, while automating rote, repetitive tasks. Over the last few years, we’ve launched AI features that help users to generate editable user interfaces with a simple prompt, rename layers in a design file with a single click, or instantly summarize sticky notes from team meetings. Figma Make is the most recent launch that shows the potential of AI to accelerate product development, as it helps users rapidly explore concepts by turning a prompt — optionally augmented with an existing design — into a working prototype within minutes. At this time, these AI features rely on off-the-shelf foundational models, though we expect developments of our own models to accelerate over time as we continue to make significant investments in AI.
Through close community ties and a relentless focus on innovation and meeting user needs, Figma has grown to serve more people and parts of the process of helping teams turn ideas into shipped products and experiences.
The opportunity ahead
In the 13 years since Figma’s founding, the amount of software in the world has exploded, and according to a Gartner® forecast, worldwide IT spending is expected to exceed $1.2 trillion in 2025. Meanwhile, generative AI has made software more ubiquitous and much easier to build, with IDC estimating there will be more than 1 billion new apps in the world by 2028.8 As a platform for the many steps and roles involved in turning ideas into apps, websites, and other digital experiences, Figma is well positioned to benefit from this growth.
We believe that, in today’s world, design is more important than ever before. The explosion of software means that companies must increasingly vie for customer attention, and it is the well-crafted, thoughtfully-designed products that will stand out from the rest. In addition, companies are still in the early phases of incorporating AI into their products; there is so much innovation we expect in the years to come around designing new interfaces and interaction paradigms that are truly AI-native. Like the shifts to mobile and the cloud, we believe broader usage and adoption of new technologies will be fueled by great design.
We estimate that our total addressable market is $33 billion today across the “global workforce engaged in software design,” as identified by IDC. We calculate our total addressable market based on internal Figma data and the IDC Executive Spotlight sponsored by Figma, “Global Workforce Engaged in Software Design Expands to 144 Million by 2029.” We commissioned this IDC Executive Spotlight, which sizes the global number of participants involved in the product development process.9
Figma’s founding vision was to eliminate the gap between imagination and reality. Thirteen years later, the shift from a physical economy to a digital economy, huge advances in AI, and our own evolution from design tool to a connected platform where teams can go from idea to shipped product have combined to make this aspiration feel even more urgent and within reach today than it was when we started. This vision inspires us to think bigger about the role Figma can play in
(8)     Per IDC, “apps are defined here as logical applications which include solutions that are entirely made up of brand-new software but also solutions that leverage existing installed applications as providers of data, decision-making logic, and other services.”
(9)     To estimate our market opportunity, we took IDC primary research-informed models of the global workforce population engaged in software design and then applied our internal pricing data to determine our total addressable market.

extending the power of design to more people so that whoever you are, whatever you want to design, you’ll be able to make it in Figma.
Deep Dive: The product development process in Figma
While our community has pushed Figma in all kinds of unexpected ways, our primary focus is to help teams turn ideas into software. We started out as a relatively small part of this larger job to be done, but Figma was always meant to be more than a tool for designing user interfaces.
We are a platform for designing and building products. And while the workflow of creating software and other digital products and experiences can take many paths and forms, the process has traditionally involved the following key phases:
1.Ideate and Align. The team comes together to brainstorm different solutions to user problems and align on a path forward.
2.Visualize. Designers, PMs, and others bring life to these ideas by visualizing them at different levels of fidelity, which starts to give a sense of how the overall experience comes together.
3.Build. These ideas and visualizations are turned into code (most often by a developer) and made production-ready.
4.Ship. The product is launched, so it can end up in users’ hands, and marketed, so more users adopt it; this kicks off a continuous loop of learning, refinement, and improvement.
These phases have continued to shift as roles have blurred and advances in AI have empowered more people to participate in the end-to-end process of creating software and other digital products and experiences. Over time, we’ve launched and successfully monetized new products that bring more parts of this overall process onto Figma’s platform.
Ideate and align with FigJam and Figma Slides
In the early phases of product development, teams come together to brainstorm ideas and eventually align on potential paths forward. FigJam and Figma Slides are products we have built to facilitate these activities.
FigJam is our product tailored for ideation, brainstorming, and rapid communication of ideas. Designed for users of all skill levels, FigJam makes everything from personal projects to solo ideation to team meetings more engaging and fun. This is made possible by facilitation features like timers and voting, but also fun features that give participants more ways to express themselves, like ephemeral emoji reactions, a photo booth that lets you take a quick selfie, or the ability to give high-fives. We also offer rich diagramming capabilities to make it easy to convey more abstract ideas through user journeys or technical diagrams for engineering. In FigJam, users can also use AI to generate templates for group brainstorms and summarize meeting notes in seconds.
Figma Slides helps teams collaboratively make compelling, engaging presentations that drive and maintain alignment. What makes this product especially effective for product teams is the way it marries Figma’s powerful design features — such as the ability to embed prototypes, create high-fidelity animations, or make detailed edits to mock-ups directly in a slide — with strong real-time collaboration capabilities like seamless multiplayer editing and audience voting.
Often, these products are used side-by-side — what starts in a brainstorm in FigJam can lead to a pitch deck in Figma Slides. We aim to make the transition between these products easy with features like AI that can turn FigJam stickies into a Figma Slides presentation.

Visualize with Figma Design and Figma Draw
As ideas become more concrete and teams align on a path forward, they move toward visualizing these ideas at a higher fidelity. Often, they draw mock-ups to explore directions more deeply, or build realistic prototypes to validate designs. Figma Design is where all of this happens.
Designers at this stage want the freedom to rapidly explore concepts and express their ideas fully without being constrained by the tools they’re using. This is why Figma Design offers a wide range of features that make it possible to visualize ideas with high fidelity, including typography features or vector editing capabilities that add texture and dimension to designs. In some cases, designers want to make more detailed, finer edits to key assets in their design, like icons and product illustrations — for them, we’ve created Figma Draw, which is a dedicated space for vector editing within Figma Design.
To facilitate rapid exploration and iteration at this stage, these tools have a strong focus on ergonomics and efficiency. Our AI features are examples of this — by automating tedious, repetitive tasks like removing backgrounds from images or renaming layers in the design, or filling the mock-ups with realistic content to more closely resemble the final product that ends up in users’ hands (rather than lorem ipsum, for example). First Draft is an AI feature that allows users to go from blank canvas to editable user interfaces with a simple prompt.
As designs begin to solidify, designers also seek to add more structure to the design that better maps to the constraints and requirements of a production environment. Figma Design offers a rich set of “design systems” features in service of this: capabilities that allow teams to define flexible, reusable building blocks that make it easy for anyone to assemble a design without ever starting from scratch. We’ve found that teams are motivated to invest deeply in design systems, as their primary benefit is creating efficiency and consistency at scale. Teams save time by no longer needing to constantly worry about pixel-level details, and design systems help remove translation errors between designers and developers by sharing the same building blocks and language across design and code.
More often than not, though, a static visualization of an idea isn’t enough to validate a direction. That’s why users take advantage of Figma’s rich prototyping capabilities, which let users string together different screens into a dynamic, interactive flow. These prototypes are often circulated within an organization to socialize an idea or put in front of customers in user testing to validate a particular concept in a more realistic way.
Build with Dev Mode
Once the designs are ready, it’s time to translate them into code. Dev Mode is our dedicated space for developers where this translation occurs, built to streamline the back and forth between design and engineering and reduce the miscommunication that often happens during this step.
In Dev Mode, developers can inspect the designs to see key details most relevant to them, like special annotations left by designers, documentation about the components used, or what’s changed since they last saw the design.
Importantly, developers can choose to view these designs in the format they understand most: code. Dev Mode generates platform-specific, ready-to-use code from the designs that developers can directly copy; teams can also connect their design systems to their codebase via Code Connect which helps ensure the code snippets developers see are correct, familiar, and production-ready.
Recently, we’ve also added our own MCP server to Dev Mode, which allows developers to connect an agent in their code editor directly to designs in Figma. Developers can ask the agent to inspect the design and use this context to convert it into working code in their codebase.

A traditional design-to-development handoff process often involves a spec or document that can quickly get outdated as teams continue to iterate on designs. One of Dev Mode’s key value propositions is allowing designers, developers, and even agents to work in the very same file while giving each a different view of the work tailored to their respective needs. This helps maintain a single source of truth that literally keeps everyone on the same page.
Ship with Figma Sites, promote in Figma Buzz
The last step of any product development process is shipping the code that’s been written to production, to get your product launched. Figma Sites represents our first offering that ships a design directly to production, by allowing you to publish a design as a working website, with a URL of choice, that anyone in the world can access.
Figma Sites includes features that help make designs production-ready for the web, like breakpoints that make websites responsive across different window sizes and devices. It also supports the ability to augment designs with code (via a feature called Code Layers) to help make more powerful, dynamic experiences — like adding special motion effects or an interactive form — that would otherwise have been impossible to build with just a design tool. Figma Sites also includes a CMS that makes it easy for anyone to make changes to the content on a website — like a blog post, or the price of an item being sold on the site — without worrying about breaking the underlying code or design.
Once a product has been shipped to production, the last step is to actually promote it, to ensure existing and prospective users are aware of the value of what’s launched. This is where Figma Buzz comes in — a tool that makes it easy to create on-brand marketing collateral, like social media assets, digital ads, and more.
Similar to Figma Slides and FigJam, Figma Buzz is designed for users of any skill level. Figma Buzz makes it easy to take a template and edit its contents, or create assets in bulk from templates (e.g., for multiple locales or different social media platforms). The product simplifies the collaboration between a brand designer and a marketer. Designers are able to access the more sophisticated tools necessary to set up a beautiful template, while marketers can make edits to the simpler view of the content without worrying about “messing up” the design. In addition to these template capabilities, Figma Buzz has a slew of other features that marketers may need, like AI features to edit text and images, or easy ways to generate hundreds of assets from data in a spreadsheet.
Ideate, visualize, build, and ship — all at once, with Figma Make
We believe AI is fundamentally changing the product development process by making it possible for anyone to quickly turn an idea into a functional prototype, or in some cases, a working product. Figma Make is our product for this new paradigm.
Instead of going from idea to wireframe to mock to prototype iteratively, Figma Make lets users go directly from prompt to working prototype, at which point they can immediately validate an idea and choose to iterate on it, or discard it altogether. Like Figma Sites, what’s created in Figma Make — whether it is a dynamic prototype or web app — can be published to a URL for anyone to use.
While it’s possible for AI to get to working software with a simple prompt, we believe that the most important differentiator is craft — ensuring that the product looks, feels, and works “just right.” We’ve designed Figma Make to offer fast and powerful ways to iterate and refine its output. Users are free to use the best way to improve the design of their product, whether via further prompting, editing code directly, or visual manipulation. They are also able to easily reference their designs in Figma Design — via copy-paste or importing — to ensure the output feels consistent and familiar, taking heavy inspiration from existing styles and patterns.

With Figma Make, we believe even more people will be able to create functional, dynamic prototypes and software, as it lowers the floor to let absolutely anyone transform their idea into something that works. At the same time, it raises the ceiling of what’s possible by giving people access to capabilities that weren’t possible in their current tools — by allowing designers to tap into the power and expressiveness of code, or allowing developers to enjoy the freedom and speed of visual manipulation.
The benefits of combining rapid prototyping with a highly performant and sophisticated design tool give users the best of both worlds: the ability to move quickly while having access to the tools needed to refine the design.
An integrated design and product development platform
These products come together to serve more parts of the software development lifecycle and truly push something from an idea all the way to a final product. With these products, Figma has become a design and product development platform that houses everything from the initial brainstorm to the pitch deck to the design spec to the final implementation.
Underlying each of our products is the same DNA that makes them uniquely Figma. Each of these products is built from the ground up with multiplayer in mind — built for the browser with the power of WebGL to allow our users to engage in real-time collaboration and seamless sharing as team members work simultaneously in the same document. Each of these products is supercharged with AI capabilities — ranging from automating rote tasks (like summarizing brainstorms, wiring up prototypes, enhancing images, or filling mock content) to unlocking new superpowers (like dreaming up brand new designs from a singular prompt). And all of them are built with extensibility in mind — allowing our users to leverage our APIs and plugin architecture to customize their experience to their specific needs, like connecting these designs to their own tools, databases, and codebases.
As we’ve built out these new tools, we’ve simultaneously invested in our platform infrastructure, giving us the ability to incubate, test, and launch new products more easily. While our primary focus will remain on product teams building software, we believe we have the ingredients needed to explore adjacencies over time.
Our Community
We exist to serve anyone designing and building products and digital experiences. Customers of all sizes, spanning industries and geographies, bring their work to life in Figma.
We have focused on creating deep ties with our users and customers since day one. In Figma’s early days, this meant our founders making house-calls to customers’ offices to troubleshoot a product issue; or traveling to Nigeria to visit a growing group of Figma users. Our deep community focus has helped fuel the creation of more than 200 Friends of Figma chapters across the world — from Lagos to Los Angeles — that organized over 650 events in 2024. Together, they share and collaborate on work, either in person or virtually on Figma’s Community resources platform. Many spend hours a day in our products as part of their day jobs and side hustles. Some even get Figma tattoos.
From tentpole moments to smaller community activations, we create consistent opportunities to strengthen connections both with and between our users. Our annual user conference Config — which we’ve hosted since 2020 — brings thousands of designers, developers, and builders together to learn, connect, and get inspired for their next big idea. We combine this with always-on programming like livestreams and our Leadership Collective series for product, design, and engineering leaders to drive differentiation, forge deeper relationships, and build brand love with our customers.

We know how unique it is for a software company to have such a strong and passionate community championing its products. This vast, growing, and global community has a deep shared identity as designers and product builders. Their voices are essential to our own product development process, pushing the bounds of our existing products and inspiring us to make new ones.
We believe building for and with our users drives revenue and long-term loyalty. The close ties we have developed with our community since day one have opened lines of communication ingrained in how we work, helping us respond quickly to customer feedback and innovate for customer needs.
Our Culture
The Figma team — we call ourselves Figmates — is a group of builders, makers, and tinkerers with a passion for building. Those qualities result in a highly creative team with strong connective tissue with our users. In fact, many Figmates used Figma in product, design, engineering, research, or marketing roles before joining our team. We are able to attract incredible talent because we are not only solving hard problems, but also designing the future of problem solving.
We feed this maker spirit in many ways including an annual company-wide Maker Week — a full week where we set aside the day-to-day to pitch, develop, and execute on new ideas or projects with one another. The only requirement is that the ideas benefit Figma in some way. A number of products, features, and projects were born during Maker Week — like Figma Slides, multi-edit, several FigJam features, and our extensibility API. As these examples show, great ideas can come from anywhere, and any Figmate can drive impact, regardless of their level or tenure. We find this way of working is a motivating force for talent, helping us to attract and retain culturally-aligned and high-velocity employees.
We drive Figma’s culture by embedding our five cultural values into how we work day to day. These values serve as an operating system for decision-making and organizational behavior. We chose them to be in tension with one another and their relative importance varies at different times. Taken together, they paint a clear picture of what we value and why.
1.Build Community: We’re multiplayer people, and we love the weird, wonderful magic that happens when humans connect. We bring people together so they can bring new ideas to life.
2.Love Your Craft: We build for builders, and try to make complex things feel simple. In our products and process, we invest in the details few people see, but everyone feels.
3.Run With It: When you see something that needs doing, do it. When you have a great idea, run with it. Tackle big, scary, exciting challenges like Figma’s future depends on it. Because it does.
4.Grow As You Go: Everyone’s a work-in-progress, and we’re here to help each other grow. So along with ❤ and , we share the direct feedback we all need to become great at what we do.
5.Play: Playing is learning. We embrace spontaneous, unstructured exploration — because that’s where we find our best ideas.
Lastly, in line with our Grow As You Go value, listening to feedback across every touchpoint with users and customers is deeply embedded in our culture and how we work.

Our Business Model
Our subscription model is designed to meet the diverse and evolving needs of our growing community and customer base. Access to Figma is sold as an annual or monthly subscription, per seat. Everyone from independent freelancers to entire product teams at Fortune 500 companies design and build products and digital experiences in Figma. We offer different seats and plans tailored to the specific security, product, and administrative needs of different users, organizations, and industries.
To meet our users where they are, we offer a variety of ways to try, use, and purchase Figma.
•We have an automated and highly efficient self-service option, available through Figma.com. To support our self-serve offering, our marketing team utilizes organic and paid channels to drive awareness and usage of all of our products.
•We have a direct sales process through which we partner with customers to set up new accounts, upgrade customers across plans, and expand existing accounts.
Plans
Our plans range from a more limited free offering to more advanced plans built in partnership with our customers that meet the specific needs of the larger organizations using our platform.
•Our Starter plan is free and is designed for working on personal projects. It provides an easy way for new users to try our design and collaboration tools.
•Our Professional plan is designed for individuals and small teams. It provides access to unlimited files and projects, as well as design libraries for a single team.
•Our Organization plan is designed for businesses with multiple teams. The functionality on this plan allows everyone to collaborate in one Figma workspace while keeping everything safe and secure with centralized admin and security features.
•Our Enterprise plan is designed for businesses managing multiple products or brands. This plan provides custom team workspaces, automated design system management, and enterprise-level controls and compliance.
Seats
Rather than a one-size-fits all approach, we offer different seats tailored to specific user needs and workflows. At the same time, we also see roles continuing to blur as the product-development process keeps evolving.
•The Viewer seat allows users to view files and leave comments for free.
•The Collab seat gives access to FigJam and Figma Slides.
•The Content seat gives access to Figma Buzz, Figma Sites CMS, FigJam, and Figma Slides.10
•The Dev seat gives access to Dev Mode, in addition to Figma Buzz, Figma Sites CMS, FigJam, and Figma Slides.
10      The Content seat was announced in May 2025 and is not yet available. Figma Sites CMS is currently in beta and seat access may change once it becomes generally available.

•The Full seat gives access to all of Figma Design, Figma Draw, Figma Make, Dev Mode, Figma Buzz, Figma Sites, FigJam, and Figma Slides.11
Over time, we expect to introduce products and services that may be billed differently than on a per seat basis, such as an add-on or pricing with limits on feature usage. We believe these additional options can provide users with flexibility in how they use and pay for products and features. We also expect that this type of billing may be less predictable than subscription-based revenue.
Our Go-To-Market Motion
The combination of Figma’s reputation as a product design leader, the product virality inherent to Figma’s collaborative and browser-based platform, and our integrated marketing efforts have successfully driven awareness and adoption. Over time, many of our users grow with us into larger, managed accounts that often include more seats and more products for users within their organizations. During each of the year ended December 31, 2024 and the three months ended March 31, 2025, approximately 70% of new Organization and Enterprise plan customers included at least one user who was previously a member of a Professional plan.
The value Figma’s products have created for our community has helped us earn their trust and support. It’s not uncommon for Figma users, particularly those who are active members of our community, to champion the collaborative, design-led way of working that Figma offers to their teams.
While our product-led, bottoms-up adoption contributes to our growth, our direct sales motion helps us serve larger customers. Our global sales and marketing teams work hand-in-hand with Figma’s expanding network of customer champions to scale our products within organizations and increase adoption across plans. In addition to word-of-mouth, our marketing efforts include a variety of digital and in-person channels that bring new users to our platform. We support new users in the discovery phase by sharing content across channels like livestreams, YouTube, social media, in-product, and by email. These resources help new users explore and understand the capabilities of our products.
Our integrated sales motion is collaborative by design, bringing both customer champions and Figmates with deep product expertise into the conversation. Our sales team works closely with solutions consultants, who understand how Figma’s products map to specific customer needs, and designer and developer advocates with deep technical understanding of our products and close ties to the communities we serve. While approximately 70% of our revenue for each of the year ended December 31, 2024 and the three months ended March 31, 2025, came from customers on Organization and Enterprise plans, we continue to build features and products designed to create value for all of our customers.
We believe exceptional customer support is core to a great product experience. This is why we have built a global support function that provides customer assistance in multiple languages for all paid users. We encourage all Figmates, including our executive team, to speak with customers and understand their feedback, whether it’s in person or online. You’ll often see leaders across the company dive into and work to actively resolve customer issues raised in support forums or on social platforms. Our customer support associates also use the latest in AI to solve customer needs quickly and efficiently.
11      Figma Make, Figma Buzz, Figma Draw, and Figma Sites are currently in beta. Seat access with respect to these products may change once they become generally available.

Figma’s partner ecosystem, which includes product integrations and distribution partnerships, drives further retention and adoption of our platform. Certified service partners around the globe also provide training, enablement, and specific project support for customers.
From the beginning, Figma’s Professional plan has been free for educators and students through our Figma for Education program. This includes higher education institutions, bootcamps, and workshops. We also make Figma’s Organization plan available for free for K-12 students and educators to help develop the next generation of product builders.
Growth Strategy
We have focused on building a company for the long-term since day one. We will keep investing in our platform across our key growth levers.
•Maintaining our rapid and proven pace of product innovation: Since launching our core product Figma Design in 2015, we have expanded our platform to serve more parts of the product development process with FigJam, Figma Slides, Figma Draw, Figma Make, Dev Mode, Figma Sites, and Figma Buzz. We’ve also integrated AI functionality extensively across our platform—from standalone products like Figma Make to native AI features that automate rote, repetitive tasks in FigJam and Figma Design, to our MCP server that enables agents in developers’ code editors to inspect designs in Figma.
We have also added powerful features and functionality within existing products like widgets and improved diagramming in FigJam; auto layout, grids, multi-edit, variables, and interactive components in Figma Design; Code Connect, annotations, and status updates in Dev Mode; as well as object animations and video capabilities. In 2024 alone, we shipped 180 new features and updates. At the same time, we have worked to improve the speed, reliability, and overall performance of our underlying infrastructure. Our proven pace of innovation and commitment to continuous improvement help our customers do even more, faster in Figma.
Approximately 45% of employees were in research and development as of December 31, 2024. We will continue investing significantly in our platform and team so that we can continue to deliver new products and capabilities to customers.
•Converting new and existing users into Paid Customers: We believe companies of all sizes need to interact with their customers through software to stay competitive. Customers are building apps and websites, and in many cases their entire digital relationship with their customers in Figma. Companies have also used Figma to design and build internal software applications and tools for frontline employees, in-office knowledge workers, and everyone in between.
Our range of plans offer options for all types of users, including a free Starter plan. We also have a free offering for students and educators. Our Starter plan makes it easy for anyone to quickly get started with Figma and experience the benefits of our platform. More advanced functionality is available on our paid plans, including features like shared libraries and custom workspaces. These features are designed to meet the specific and complex needs of teams, creating a compelling reason for our free users to convert into paying customers.
•Growing within current customers: Figma’s user base grew organically as more people began to participate in the design and broader product development process. We have also been able to grow and expand within our existing customer base by introducing new products that meet specific user needs and serve different parts of the product development process. For example, while developers made up a large portion of Figma’s user base since the beginning, we knew that Figma was not fully meeting their needs. In response, we built Dev Mode, which is tailor-made for developer audiences and built with their specific ways of working in mind. Marketers have long used Figma, and we introduced Figma Buzz to allow them to create on-brand assets at scale.
Our Net Dollar Retention Rate of 132% as of March 31, 2025 shows the natural expansion of our platform and the adoption of new products by our customers. While 78% of the Forbes Global 2000 used Figma in March 2025, only 24% spend more than $100,000 in ARR on Figma as of March 31, 2025. This represents a significant opportunity for growth moving forward.
•Extending our platform: We continue to invest in the extensibility of Figma’s platform as a way to create more value for our users. In 2019, we introduced the ability to build plugins in Figma Design that help teams fully connect their workflows, bring in real data, and accelerate their design process. In 2021, we expanded this plugin capability to FigJam, along with the ability to build custom interactive widgets that enable collaborative and interactive experiences, like voting, polls, and on-canvas games. In 2025, we made plugins available for Figma Slides. Our Community platform invites Figma users to share and use widgets and plugins that help extend the power and functionality of Figma. And we have a number of product integrations that make users’ workflows more seamless and in line with their needs.
•Expanding our international footprint: Our business has been global from the start. During the three months ended March 31, 2025, approximately 85% of our monthly active users were based outside of the United States but only 53% of our revenue came from non-U.S. markets during the same period, which we believe represents an opportunity for us to continue to drive growth and expansion. As of March 31, 2025, our product is currently available in English, Japanese, Spanish, Korean, and Portuguese; we accept five currencies; our marketing and support channels are available in six languages; and we had nine offices in seven countries, with local staff spread across 13 countries and five continents. We will continue to invest in localizing our products and in our international operations to meet our customers where they are.
•Making strategic acquisitions and investments: We have made more than ten acquisitions since Figma’s founding. Our corporate development framework evaluates opportunities from small acqui-hires to scaled product acquisitions. We have a history of integrating our acquisitions to accelerate growth. For example, an acquisition we made in 2021 seeded the team that built Dev Mode. We will build on our track record of integrating teams to accelerate our roadmap and to expand our platform.
We also created Figma Ventures as a way to invest in teams building incredible products. In addition to supporting great companies, we believe that Figma Ventures can help grow the broader ecosystem and allows us to learn about new tools and ways of working, continuing to push how we can partner with these companies. As of March 31, 2025, Figma Ventures had invested in 18 companies.
Security, Privacy, and Data Protection
We have worked hard to build deep ties and trust with our users, and we invest significant time and resources to protect the privacy and security of our customers’ data.
Security
We devote considerable resources to our security program so that organizations on our platform have confidence in our custodianship of their data. Our security program is regularly audited by qualified independent external auditors against recognized audit standards such as ISO 27001 and SOC 2 Type II (each defined below), as well as by the organizations on our platform.
Our security program consists of the following:
•organizational security including personnel security, security and privacy training, a team of dedicated security professionals, policies and standards, separation of duties, regular audits, compliance activities, and third-party assessments;
•secure-by-design principles by which we assess the security risk of each software development project according to our secure development lifecycle and create a set of requirements that must be met before the resulting change may be released to production; and
•a public bug bounty program to facilitate responsible disclosure of potential security vulnerabilities identified by external researchers and reward them for their verified findings.
The focus of our security program is to prevent unauthorized access to the data of organizations on our platform. Our team of security practitioners, working in partnership with peers across Figma, work to identify and mitigate risks, implement best practices, and continue to evaluate ways to improve. These steps include data encryption in transit and storage, network security, classifying and inventorying data, limiting and authorizing access controls, and multi-factor authentication for access to systems used to provide our platform to customers. We also employ regular system monitoring, logging, and alerting to retain and analyze the security state of our technology infrastructure.
In addition, our security program has achieved several internationally-recognized certifications and industry standard audited attestations of our security controls and maintains a number of compliance programs.
The International Organization for Standardization (“ISO”) has developed a series of standards for information security and related areas, and we have received the following ISO certifications:
•ISO/IEC 27001 (Information Security Management);
•ISO/IEC 27701 (Privacy Information Management);
•ISO/IEC 27017 (Security Controls for the Provisions and Use of Cloud Services); and
•ISO/IEC 27018 (Protection of Personally Identifiable Information).
Service Organization Controls (“SOC”) are standards established by the American Institute of Certified Public Accountants for reporting on internal control environments implemented within an organization. We have completed SOC 2 and SOC 3 examinations.
We are a member of the Cloud Security Alliance (the “CSA”). The CSA Security, Trust, Assurance, and Risk Registry (the “STAR”) is a publicly-accessible registry that offers a security assurance program for cloud services, helping organizations assess the security posture of cloud providers they currently use or are considering using. We meet the requirements of the STAR Level 1 Self-Assessment.
FedRAMP is a U.S. government program that provides a standardized approach to security assessment, authorization, and continuous monitoring for cloud products and services and allows federal agencies to accelerate cloud adoption initiatives. We have achieved a FedRAMP Authority to Operate at the moderate impact level, issued by the General Services Administration, for our Figma for Government offering.

Privacy and Data Protection
The privacy and protection of customer and employee data is important to our platform’s continued growth and success. Privacy is a shared responsibility among all our employees, but we also have a dedicated privacy team that builds and executes on our privacy program, including the management of data protection impact assessments, and periodic privacy and security training for our employees. Our privacy, security, and legal teams work together to conduct product and feature reviews, data inventory, and support for data protection and privacy-related requests.
We receive, store, process, share, and transfer personal data from individuals including our employees, customers, and the employees of our customers and third-party vendors including payment card information. We are therefore subject to U.S. (federal, state, local) and international laws and regulations, including in the EEA and the UK, regarding data privacy, security, and our use of such data.
In relation to Figma Design and FigJam, we certify ourselves against Level 2 of the EU Cloud Code of Conduct, and our assessment report is available for download on both the EU Cloud Code of Conduct Registry and CSA STAR Registry. The EU Cloud Code of Conduct translates GDPR requirements into practical guidelines for Cloud Service Providers, offering cloud-specific approaches, recommendations, and a roadmap that aligns with GDPR and international standards like ISO 27001 and ISO 27018. We also maintain a self-certification under the EU-US DPF, the UK Extension to the EU-US DPF, and Swiss-US Data Privacy Framework and also put in place the SCCs and/or the UK Information Commissioner’s Officer’s Addendum to the SCCs as required for the transfer of personal data.
Our Employees
As of March 31, 2025, we had a total of 1,646 Figmates, a substantial majority of whom work in the United States, in addition to employees working in Australia, Canada, Japan, Singapore, the UK, France, Germany, and other locations across Europe. To our knowledge, none of our employees are currently represented by a labor union. In certain countries in which we operate, we are subject to, and comply with, local labor law requirements which may automatically make our employees subject to industry-wide collective bargaining agreements. We supplement our workforce with contractors and consultants. We have not experienced any work stoppages.
Figma has invested substantial time and resources into building a highly-talented team. Our success is highly dependent on our management and employees, and it is crucial that we continue to attract and retain top talent. To facilitate the attraction and retention of top talent, we strive to make Figma a place where everyone can do their best work, with opportunities for our employees to grow and develop in their careers.
Competition
Our industry is growing, highly competitive, and rapidly evolving. Our platform addresses a broad range of needs for designing and building software. We face competition from a number of companies. This ranges from companies that cater to multiple stages of the design and development process to point tools that address specific parts of the process but can expand to cover more. Our competitive set also includes design-to-code and AI-driven companies and tools that compress or accelerate steps in the workflow or take a different approach to building digital experiences, as well as customized or internal solutions used by our customers or potential customers.
We believe that the principal competitive factors in our industry include:
•breadth of platform and product offerings;

•ease of deployment and use of applications;
•ability to collaborate with other users;
•product features, quality, and functionality;
•ability to automate processes;
•ability to integrate with other applications and systems;
•capability for customization, configurability, integration, security, compliance, scalability, and reliability of applications and solutions;
•vision for the market;
•speed and consistency of product innovation;
•size of customer base and level of user adoption;
•pricing and total cost of ownership;
•strength of sales and marketing efforts;
•brand awareness and reputation;
•an engaged global community of users; and
•customer experience, including support.
We believe we compete favorably with our competitors on the basis of the factors described above.
Intellectual Property
Our intellectual property is an important aspect of our business and helps us to maintain our competitive position. To establish and protect our rights in our proprietary technology, we rely on a combination of patent, copyright, trade secret, and trademark laws, and contractual restrictions such as confidentiality agreements, licenses, and intellectual property assignment agreements.
As of March 31, 2025, we owned the following issued patents and patent applications related to the business: 15 issued U.S. patents, 64 U.S. patent applications, and 62 non-U.S. pending patent applications. Our issued U.S. patents, and any patents that may issue from our pending U.S. patent applications, are scheduled or likely to expire at dates ranging between 2034 and 2044, which may exclude any additional term for patent term adjustments or extensions. To protect our brand, as of March 31, 2025, we owned a trademark portfolio comprised of 89 registered trademarks and 16 trademark applications pending with filings in 27 countries, Hong Kong, and the EU. Finally, we have registered domain names for websites that we use or hold for use in our business, including our primary website www.figma.com.
Figma controls access to our intellectual property and confidential information through internal and external controls. We maintain a policy requiring our employees, contractors, consultants, and other third parties to enter into confidentiality and proprietary rights agreements. These agreements control access to, use of, and non-disclosure of, our proprietary information. No assurance can be given that these agreements will be effective in controlling access to, and non-disclosure and use of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective. Despite our efforts to protect our intellectual property rights, they may not be sufficient, effective, or respected in the future, or may be circumvented or challenged, which could result in such rights being narrowed in scope or declared invalid or unenforceable. In addition, the laws of various foreign countries where our products are distributed may not protect our intellectual property rights to the same extent as laws in the United States.
Regulatory Matters
We are subject to the laws and regulations of various jurisdictions and governmental agencies affecting our operations and the sale of our platform in areas including, but not limited to: intellectual property; data privacy and security requirements; AI; tax; import and export controls; anti-bribery and corruption; economic and trade sanctions; national security and foreign investment; competition; advertising; employment; product regulations; and consumer laws.
See the section titled “Risk Factors” for additional information regarding risks we face related to regulatory matters.
Facilities
We are headquartered in San Francisco, California, where we occupy approximately 98,000 square feet of office space pursuant to a lease that is expected to expire in 2028, subject to the terms thereof. We also lease or purchase service memberships to additional facilities in New York, New York; London, U.K.; Berlin, Germany; Tokyo, Japan; Paris, France; Singapore; Seattle, Washington; and Sydney, Australia. These offices are leased and we do not own any real property.
We believe that our current facilities are adequate to meet our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate our operations.
Legal Proceedings
We are not currently a party to any material pending legal proceedings, including unresolved regulatory investigations and inquiries. From time to time, we may be subject to legal proceedings and claims arising in the ordinary course of business. The results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT
Executive Officers and Non-Employee Directors
The following table provides information regarding our executive officers and non-employee directors as of May 1, 2025:

Name	Age	Position(s)
Executive Officers:
Dylan Field	33	Chair of our Board of Directors, Chief Executive Officer, and President
Praveer Melwani	34	Chief Financial Officer and Treasurer
Brendan Mulligan	42	General Counsel and Secretary
Kris Rasmussen	42	Chief Technology Officer
Shaunt Voskanian	42	Chief Revenue Officer

Non-Employee Directors:
Mamoon Hamid	47	Director
Kelly A. Kramer	57	Director
John Lilly	54	Director
Andrew Reed	35	Director
Danny Rimer	54	Director
Lynn Vojvodich Radakovich	57	Director
__________________
(1)Member of the audit committee.
(2)Member of the compensation committee.
(3)Member of the nominating and corporate governance committee.
(4)Lead independent director.
Executive Officers
Dylan Field is our co-founder and has served as our Chief Executive Officer, President, and a member of our Board of Directors since October 2012, and Chair of our Board of Directors since April 2025. Mr. Field attended Brown University for two and a half years before accepting a Thiel Fellowship to pursue entrepreneurial projects. We believe Mr. Field is qualified to serve as a member of our Board of Directors because of his operational expertise, industry knowledge, leadership, and the continuity that he brings to our Board of Directors as our co-founder, Chief Executive Officer, and President.
Praveer Melwani has served as our Chief Financial Officer since March 2022 and Treasurer since February 2024. Mr. Melwani previously served as our Head of Business Operations and Finance from July 2017 to March 2022. Mr. Melwani previously held positions in Business Operations at NerdWallet, Inc., a financial technology company, from September 2016 to June 2017, in Strategic Finance at Dropbox, Inc., a cloud-based data technology platform, from February 2014 to September 2016, and in investment banking at Union Square Advisors, an investment bank, from July 2012 to January 2014. Mr. Melwani holds a B.A. in Business Administration from Ivey Business School at Western University.

Brendan Mulligan has served as our General Counsel and Secretary since February 2024. Mr. Mulligan previously served as our VP of Legal from April 2022 to January 2024 and as our Director of Legal from July 2019 to March 2022. Prior to that, Mr. Mulligan held legal positions of increasing responsibility at Uber Technologies, Inc., a technology platform company, from September 2014 to July 2019. From November 2010 to September 2014, Mr. Mulligan served as an Associate at Morrison & Foerster LLP, a global law firm. Mr. Mulligan holds a J.D. from Columbia Law School and a B.S. in Animal Physiology and Neuroscience from the University of California, San Diego.
Kris Rasmussen has served as our Chief Technology Officer since March 2022. Mr. Rasmussen previously served as our Vice President of Engineering from April 2017 to March 2022. Prior to that, Mr. Rasmussen served as an Engineering Lead at Asana, Inc., a software development company, from April 2010 to June 2013, as Co-Founder of RivalSoft Inc., a business-to-business mobile application company, from February 2007 to June 2010 and as Chief Architect at Aptana, Inc., a web application company, from August 2008 to April 2010. Mr. Rasmussen holds a B.A. in Computer Science from the University of California, Los Angeles.
Shaunt Voskanian has served as our Chief Revenue Officer since October 2021. From January 2018 to October 2021, Mr. Voskanian served in various sales leadership roles at Datadog, Inc., a cloud technology company, including as Senior Vice President of Global Sales from January 2021 to October 2021, Vice President of Sales, America and EMEA, from January 2020 to January 2021, and as Vice President of Sales, Americas, from January 2018 to January 2020. From August 2014 to January 2018, Mr. Voskanian served in various sales roles at Oracle Corporation, a computer technology company. His prior experience also includes sales roles at Google Inc., a technology company, Citrix Systems, Inc., a computer technology company, and Experian plc, a data analytics and consumer credit reporting company. Mr. Voskanian holds a B.S. in Communications from Boston University.
Non-Employee Directors
Mamoon Hamid has served as a member of our Board of Directors since December 2017. Mr. Hamid has served as a Managing Member at Kleiner Perkins, a venture capital firm, since August 2017. Prior to joining Kleiner Perkins, Mr. Hamid was Co-Founder and General Partner at Social Capital LP, a venture capital fund, from October 2011 to August 2017. He currently serves on the boards of directors of several privately held companies. Mr. Hamid holds a B.Sc. in Electrical and Computer Engineering from Purdue University, an M.Sc. in Management Science & Engineering from Stanford University, and an M.B.A. from Harvard Business School. We believe Mr. Hamid is qualified to serve as a member of our Board of Directors because of his extensive experience in the technology and venture capital fields, including his experience as a director of several privately held companies in the technology industry.
Kelly A. Kramer has served as a member of our Board of Directors since December 2021. From January 2015 to December 2020, Ms. Kramer served as Executive Vice President & Chief Financial Officer of Cisco Systems, Inc. (“Cisco”), a technology company, where she previously served in finance roles of increasing responsibility from January 2012 to January 2015. From February 2002 to February 2012, Ms. Kramer served in various finance roles at GE Healthcare Systems, including as Vice President & Chief Financial Officer, as well as in various finance roles at GE Healthcare Diagnostic Imaging and GE Healthcare Biosciences, all divisions of General Electric Company, a multinational conglomerate focusing on aviation, power, renewable energy, and digital industry. Ms. Kramer also has served on the boards of directors of Coinbase Global, Inc., a technology company, since December 2020, Snowflake, Inc., a cloud-data platform company, since January 2020, and Gilead Sciences, Inc., a biopharmaceutical company, since August 2016. Ms. Kramer holds a B.S. in Mathematics from Purdue University. We believe Ms. Kramer is qualified to serve as a member of our Board of Directors because of her extensive financial and management experience.

John Lilly has served as a member of our Board of Directors since December 2014. Mr. Lilly has served as a General Partner and Venture Partner at Greylock Partners, a venture capital firm, since January 2011. Prior to joining Greylock Partners, Mr. Lilly held roles of increasing seniority at the Mozilla Corporation, a technology company, from 2005 to 2010, including as Chief Executive Officer from January 2008 to December 2010. Prior to joining Mozilla Corporation, he co-founded and held executive leadership positions at Reactivity, a software company acquired by Cisco in August 2007. Previously, he held staff positions at Apple, Sun Microsystems, and Trilogy Software. He currently serves on the board of directors of Duolingo, Inc., an education technology company. Mr. Lilly is also a Lecturer at Stanford’s Graduate School of Business. Mr. Lilly holds a B.Sc. in Computer Systems Engineering and an M.Sc. in Computer Science, both from Stanford University. We believe Mr. Lilly is qualified to serve as a member of our Board of Directors because of his executive leadership experience and extensive experience with the venture capital and technology industries.
Andrew Reed has served as a member of our Board of Directors since February 2024. Mr. Reed has served as a Partner at Sequoia Capital, a venture capital firm, since February 2014. Prior to joining Sequoia, he served as an Analyst at Goldman Sachs, an investment bank, from July 2012 to February 2014. Mr. Reed also currently serves on the board of directors of several privately held companies including Klarna Group plc, Vanta Inc., Bolt Technology OU, Strava, Inc., and others. Mr. Reed was previously involved in Sequoia’s investments in Robinhood Markets, Inc., Loom, Inc., and GitHub, Inc. Mr. Reed holds a B.A. in Economics and Classics from Amherst College. We believe Mr. Reed is qualified to serve as a member of our Board of Directors because of his extensive experience in the technology and venture capital fields, including his experience as a director of several privately held companies in the technology industry.
Danny Rimer has served as a member of our Board of Directors since December 2014. Mr. Rimer is a Partner at Index Ventures, a venture capital firm, where he has been a Partner since March 2002. Prior to joining Index Ventures, Mr. Rimer served as General Partner at Barksdale Group, an investment firm, from 2000 to 2002. Mr. Rimer currently serves on the boards of directors of several privately held companies. He previously served on the board of directors of Farfetch Limited, a publicly traded e-commerce company, from February 2015 to August 2020, in addition to several other privately held companies. Mr. Rimer holds a B.A. in History and Literature from Harvard University. We believe Mr. Rimer is qualified to serve as a member of our Board of Directors because of his extensive leadership and business experience within the venture capital and technology industries, as well as his service on the boards of directors of other privately and publicly held companies.
Lynn Vojvodich Radakovich has served as a member of our Board of Directors since December 2019. From September 2013 to February 2017, Ms. Vojvodich Radakovich served as Executive Vice President and Chief Marketing Officer for Salesforce, Inc., a cloud-based software company. Prior to that, from 2006 to 2016, she founded and served as Chief Executive Officer and Chair of Take3 LLC, a marketing strategy company. From 2012 to August 2013, Ms. Vojvodich Radakovich served as a Partner at Andreessen Horowitz, a venture capital firm. Ms. Vojvodich Radakovich has also served on the board of directors of Dell Technologies Inc., a technology company, since April 2019, Ford Motor Company, an automobile company, since April 2017, and Booking Holdings Inc., a travel company, since January 2016. Ms. Vojvodich Radakovich holds a B.S in Product Design from Stanford University and an M.B.A. from Harvard Business School. We believe Ms. Vojvodich Radakovich is qualified to serve as a member of our Board of Directors because of her business expertise in marketing and sales, and her extensive experience as a director of public companies.
Family Relationships
There are no family relationships among any of our executive officers or directors.

Code of Business Conduct and Ethics
Our Board of Directors has adopted a code of conduct that applies to all of our employees, officers, and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. The full text of our code of conduct will be posted on the investor relations page on our website. We intend to disclose any amendments to our code of conduct, or waivers of its requirements, on our website or in filings under the Exchange Act.
Board of Directors
Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors currently consists of seven directors. Pursuant to our restated certificate of incorporation, as amended and currently in effect, and the amended and restated voting agreement by and among us and other parties, dated May 15, 2024 (the “Voting Agreement”), our current directors were elected as follows:
•Mr. Field and Mr. Reed were elected by holders of our Class B common stock as the designees nominated by certain holders of Class A common stock, Class B common stock, and options, warrants, or other rights to acquire common stock identified as Key Holders in the Voting Agreement;
•Mr. Rimer was elected by holders of our Series Seed convertible preferred stock as the designee nominated by Index Ventures;
•Mr. Lilly was elected by holders of Series A convertible preferred stock as the designee nominated by Greylock Partners;
•Mr. Hamid was elected by holders of Series B convertible preferred stock as the designee nominated by Kleiner Perkins; and
•Ms. Vojvodich Radakovich and Ms. Kramer were elected as independent directors nominated by unanimous approval of each other member of our Board of Directors.
Our Voting Agreement will terminate and the provisions of our current restated certificate of incorporation by which our directors were elected will be amended and restated in connection with this offering and, following this offering, these contractual obligations regarding the election of our directors will no longer be effective. After this offering, the number of directors will be fixed by our Board of Directors, subject to the terms of our restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of their successor, or until their earlier death, resignation, or removal.
Classified Board of Directors
Upon the completion of this offering, our Board of Directors will consist of             members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•the Class I directors will be             and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•the Class II directors will be             and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and
•the Class III directors will be             and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.
Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering will authorize only our Board of Directors to fill vacancies on our Board of Directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our Board of Directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”
Director Independence
In connection with this offering, we intend to list our Class A common stock on the NYSE. Under the rules of the NYSE, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of the NYSE require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and corporate governance committees be independent. Under the rules of the NYSE, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.
Our Board of Directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our Board of Directors determined that each director other than             is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE. In making these determinations, our Board of Directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Lead Independent Director
Our Board of Directors will adopt, effective prior to the completion of this offering, corporate governance guidelines that provide that one of our independent directors will serve as our lead independent director. Our Board of Directors has appointed             to serve as our lead independent director. As lead independent director,             will provide leadership to our Board of Directors if circumstances arise in which the role of Chief Executive Officer and chair of our Board of Directors may be, or may be perceived to be, in conflict, and perform such additional duties as our Board of Directors may otherwise determine and delegate.
Role of Board in Risk Oversight
Risk assessment and oversight are an integral part of our governance and management processes. Our Board of Directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks we face. Throughout the year, senior management reviews these risks with our Board of Directors at regular board meetings as part of management presentations that focus on particular business functions, operations, or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
Our Board of Directors does not have a standing risk management committee. Our Board of Directors administers this oversight function directly and through various standing committees that address risks in their respective areas of oversight. While our Board of Directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also reviews any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.
Committees of the Board of Directors
Our Board of Directors has an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which, pursuant to its respective charter, will have the composition and responsibilities described below upon the completion of this offering. Following the completion of this offering, copies of the charters for each committee will be available on the investor relations portion of our website. Members serve on these committees until their resignation or until otherwise determined by our Board of Directors.
Audit Committee
Our audit committee is composed of             ,             , and             .             is the chair of our audit committee. The members of our audit committee meet the independence requirements under NYSE and SEC rules. Each member of our audit committee is financially literate. In addition, our Board of Directors has determined that             is an “audit committee financial expert” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K promulgated under the Securities Act. This designation does not, however, impose on him or her any supplemental duties, obligations, or liabilities beyond those that are generally applicable to the other members of our audit committee and Board of Directors. Our audit committee’s principal functions are to assist our Board of Directors in its oversight of:
•selecting a firm to serve as our independent registered public accounting firm to audit our consolidated financial statements;
•ensuring the independence of the independent registered public accounting firm;
•discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and that firm, our interim and year-end operating results;
•establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;
•considering the adequacy of our internal controls and internal audit function;
•reviewing related party transactions that are material or otherwise implicate disclosure requirements;
•approving, or as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm; and
•overseeing any program relating to corporate responsibility and sustainability, including environmental, social, and governance matters.
Compensation Committee
Our compensation committee is composed of             ,             , and             .             is the chair of our compensation committee. The members of our compensation committee meet the independence requirements under NYSE and SEC rules. Each member of this committee is also a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act. Our compensation committee is responsible for, among other things:
•reviewing and approving, or recommending that our Board of Directors approve, the compensation of our executive officers;
•reviewing and recommending to our Board of Directors to approve the compensation of our non-employee directors;
•reviewing and approving, or recommending that our Board of Directors approve, the terms of any compensatory agreements with our executive officers;
•administering our stock and equity incentive plans;
•reviewing and approving, or making recommendations to our Board of Directors with respect to, incentive compensation and equity plans; and
•establishing our overall compensation philosophy.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee is composed of                and             .             is the chair of our nominating and corporate governance committee. The members of our nominating and corporate governance committee meet the independence requirements under NYSE and SEC rules. Our nominating and corporate governance committee’s principal functions include:
•identifying and recommending candidates for membership on our Board of Directors;
•recommending directors to serve on board committees;
•reviewing and recommending to our Board of Directors any changes to our corporate governance guidelines;
•reviewing proposed waivers of the code of conduct for directors and executive officers;
•overseeing the process of evaluating the performance of our Board of Directors; and
•advising our Board of Directors on corporate governance matters.
Compensation Committee Interlocks and Insider Participation
None of the members of the compensation committee is currently, or has been at any time, one of our officers or employees. None of our executive officers has served as a member of the board of directors, or as a member of the compensation or similar committee, of any entity that has one or more executive officers who served on our Board of Directors or compensation committee during the year ended December 31, 2024.
Director Compensation
The table below provides information regarding the total compensation of the non-employee directors who served on our Board of Directors during the year ended December 31, 2024. All compensation paid to Dylan Field, our only employee director, is set forth below in the section titled “Executive Compensation—2024 and 2023 Summary Compensation Table.”
During the year ended December 31, 2024, we did not pay any fees or provide any other compensation to the non-employee members of our Board of Directors, other than certain equity awards as described in the footnotes to table below.

Name	Stock Awards ($)		Total
Mamoon Hamid	—		—
Kelly A. Kramer	—	(1)	—
John Lilly	—		—
Andrew Reed	—		—
Danny Rimer	—		—
Lynn Vojvodich Radakovich	—	(1)	—
__________________
(1)In December 2024, Msses. Kramer and Vojvodich Radakovich were each granted 13,292 RSUs that are subject to (i) a service-based vesting condition which will be satisfied as to 100% of the shares subject to the award so long as Ms. Kramer or Ms. Vojvodich Radakovich, as applicable, remains in continuous service to us through December 1, 2025 and (ii) a performance-based vesting condition, which we expect will be satisfied upon the completion of this offering. Additionally, the RSUs, granted to Msses. Kramer and Vojvodich Radakovich will fully vest upon a change of control of our company. As of the applicable grant date, we had not recognized stock-based compensation expense for these RSUs because achievement of the performance-based vesting condition was not deemed probable. As a result, no value is included in the table for these awards. Assuming achievement of the performance-based vesting condition, which we expect will occur in connection with this offering, the aggregate grant-date fair values of the RSUs for each of Msses. Kramer and Vojvodich Radakovich would have been $372,176, computed in accordance with ASC Topic 718

(“ASC 718”). See Note 1 to our consolidated financial statements included elsewhere in this prospectus for the assumptions used in calculating the fair value of these awards.
The table below shows the aggregate numbers of shares underlying outstanding RSUs and options held by each of our non-employee directors as of December 31, 2024.

Name	Number of Shares Underlying RSUs		Number of Shares Underlying Options
Mamoon Hamid	—		—
Kelly A. Kramer	69,638	(1)	—
John Lilly	—		—
Andrew Reed	—		—
Danny Rimer	—		—
Lynn Vojvodich Radakovich	69,638	(1)	572,001	(2)
__________________
(1)Consists of (i) an RSU for 13,292 shares of Class A common stock, which vests subject to (a) a service-based vesting condition which will be satisfied as to 100% of the shares subject to the award so long as Ms. Kramer or Ms. Vojvodich Radakovich, as applicable, remains in continuous service to us between December 1, 2024 and December 1, 2025 and (b) a performance-based vesting condition, which we expect will be satisfied upon the completion of this offering, and (ii) an RSU for 56,346 shares of Class A common stock, which vests subject to (a) a service-based vesting condition which has been satisfied as to 100% of the shares subject to the award and (b) a performance-based vesting condition, which we expect will be satisfied upon the completion of this offering. Each of the RSUs reflected in the table above will fully vest upon a change of control of our company.
(2)Consists of a stock option for 572,001 shares of Class A common stock, which was fully vested as of December 31, 2024.
Outside Director Compensation Policy
Before this offering, we did not have a formal policy to provide any cash or equity compensation to our non-employee directors for their service on our Board of Directors or committees of our Board of Directors. In connection with this offering, our Board of Directors expects to approve a non-employee director compensation policy, pursuant to which our non-employee directors will be eligible to receive certain cash retainers and equity awards.
Employee directors will receive no additional compensation for their service as a director.

EXECUTIVE COMPENSATION
Our named executive officers, consisting of our principal executive officer and the next two most highly compensated executive officers, as of December 31, 2024, were:
•Dylan Field, Chair of our Board of Directors, Chief Executive Officer, and President;
•Praveer Melwani, Chief Financial Officer and Treasurer; and
•Shaunt Voskanian, Chief Revenue Officer.
2024 and 2023 Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to, earned by, or paid to our named executive officers in 2024 and 2023. The compensation data for 2023 is provided for informational purposes only.

				Stock Awards(1)
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(2)	New Stock Awards ($)		Modification of Previously Granted Stock Awards in Connection with May 2024 RSU Release ($)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)		All Other Compensation ($)(4)	Total per SEC Rules ($)	Total Excluding Amounts Relating to May 2024 RSU Release ($)(5)
Dylan Field Chief Executive Officer and President	2024	495,833	5,000,000	—		78,276,375	6,901,116	—		10,350	90,683,674	5,506,183
	2023	450,000	—	—		N/A	—	—		9,900	459,900	459,900
Praveer Melwani Chief Financial Officer and Treasurer	2024	470,833	1,000,000	—	(6)	17,064,690	3,361,563	—		10,350	21,907,436	1,481,183
	2023	425,000	—	—		N/A	—	—		9,900	434,900	434,900
Shaunt Voskanian Chief Revenue Officer	2024	393,750	150,000	—	(6)	28,630,251	3,551,258	478,382	(7)	10,350	33,213,991	1,032,482
	2023	325,000	—	—		N/A	—	295,550	(7)	9,900	630,450	630,450
__________________
(1)Our named executive officers did not receive stock awards or RSU awards in 2023. For 2024, the amounts reflected in the Modification of Previously Granted Stock Awards In Connection with May 2024 RSU Release column represent the fair value of RSU awards that were released to our named executive officers in May 2024, which was determined based on the fair value of the RSUs as of the date of the modification in accordance with ASC 718 (given the original award fair value was no longer relevant as of the date of modification in accordance with ASC 718). In order to allow holders of RSUs, including our named executive officers, to participate in the 2024 Tender Offer we modified all RSUs held by employees and former employees for which the service-based condition was satisfied, to remove the performance-based vesting condition as further described below under the section titled “—RSU Modifications In Connection With 2024 Tender Offer.” These amounts reflect the accounting cost for these RSU awards and do not necessarily represent the actual economic value that may be realized by the named executive officer from the RSU awards. For information on the assumptions used to calculate the grant date fair value of the RSU awards, refer to Note 10 to our consolidated financial statements included elsewhere in this prospectus. For Mr. Field, the RSU awards that were released in May 2024 and reflected in this column are a part of Mr. Field’s 2021 CEO Service Award that was granted by our Board of Directors, including all of the disinterested directors, in October 2021, as described in further detail below. See the section titled “—CEO Equity Awards—2021 CEO Service Award.” For Mr. Melwani, the RSU awards that were released in May 2024 and reflected in this column relate to RSUs that were granted to Mr. Melwani by our Board of Directors in January 2021, April 2021, March 2022, May 2022, and February 2024. For Mr. Voskanian, the RSU awards that were released in May 2024 and reflected in this column relate to RSUs that were granted to Mr. Voskanian by our Board of Directors in October 2021 and February 2024.
(2)The amounts presented represent discretionary bonuses that were recommended by the disinterested members of our Board of Directors, and paid for the named executive officers’ efforts in connection with the Abandoned Merger with Adobe. For more information regarding these bonuses see the section titled “—Narrative to 2024 and 2023 Summary Compensation Table—Special Bonuses.”

(3)Our named executive officers did not receive stock option grants in 2023. For 2024, the amounts in this column represent the grant date fair value of the stock options granted to our named executive officers in August 2024. The stock options granted in 2024 to eligible employees, including our named executive officers, were granted to compensate them for the shares that were withheld by us to satisfy tax withholding liabilities in connection with the May 2024 RSU Release. The stock options granted to our named executive officers were granted on the same terms, using the same formula to calculate the size of the option grant, as those granted to all eligible employees. For additional information on the stock option granted to Mr. Field, see the section titled “—CEO Equity Awards—2024 CEO Option Award.” These amounts reflect the accounting cost for these option awards and do not necessarily represent the actual economic value that may be realized by the named executive officer from the option awards. For information on the assumptions used to calculate the grant date fair value of the option awards, refer to Note 10 to our consolidated financial statements included elsewhere in this prospectus.
(4)Amounts reported in this column for each of Messrs. Field, Melwani, and Voskanian represent our contributions to each named executive officer’s 401(k) plan.
(5)The amounts in this column exclude payments made to our named executive officers related to the impacts of the RSU modifications and the stock options granted in connection with the May 2024 RSU Release. The amounts in this column are calculated by subtracting the 2024 values reported in the Modifications of Previously Granted Stock Awards In Connection with May 2024 RSU Release and the Option Awards columns, from the Total per SEC Rules column. The amounts reported in this column differ substantially from, and are not a substitute for, the amounts reported in the Total per SEC Rules column.
(6)In 2024, Mr. Melwani and Mr. Voskanian were each granted RSUs that were subject to service-based vesting conditions and performance-based vesting conditions. As of the applicable grant date, we had not recognized stock-based compensation expense for these awards because achievement of the performance-based vesting component was not deemed probable. As a result, no value is included in the table for these awards other than with respect to any such awards that were granted in 2024 and which were modified in connection with the May 2024 RSU Release as described in footnote (1) above. Assuming achievement of the performance-based vesting condition, the aggregate grant-date fair values of the RSU awards for each of Mr. Melwani and Mr. Voskanian for 2024 would have been $15,207,438 and $25,383,926, respectively, computed in accordance with ASC 718. For information on the assumptions used to calculate the grant date fair value of the equity awards, refer to Note 1 to our consolidated financial statements included elsewhere in this prospectus.
(7)Amounts reported in this column for Mr. Voskanian represent commissions earned pursuant to an incentive sales commission program. For additional information, see the section titled “—Narrative to 2024 and 2023 Summary Compensation Table—Non-Equity Incentive Plan Compensation.”
Narrative to Summary Compensation Table
Base Salaries
Our named executive officers receive a base salary to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. In February 2024, our Board of Directors, including all of the disinterested directors, approved an increase in Mr. Field’s annual base salary from $450,000 to $500,000, an increase in Mr. Melwani’s annual base salary from $425,000 to $475,000, and an increase in Mr. Voskanian’s annual base salary from $325,000 to $400,000, in each case effective February 1, 2024.
Special Bonuses
In 2024, following the recommendation and approval by our Board of Directors, including all of the disinterested directors, we awarded each of our named executive officers a one-time cash bonus in recognition of their efforts with respect to the Abandoned Merger with Adobe. Messrs. Field, Melwani, and Voskanian received special bonuses of $5.0 million, $1.0 million, and $150,000, respectively.
Equity Compensation
From time to time, we have granted equity awards in the form of RSUs to our named executive officers. The RSUs which are subject to vesting based on service-based and performance-based vesting conditions. In addition, Mr. Field has been granted RSUs with market-based vesting conditions in addition to service-based and performance-based vesting conditions.
In August 2024, we granted stock options to all of our employees, including our named executive officers, who had shares withheld in connection with the May 2024 RSU Release to compensate them for the shares that were withheld by us to satisfy tax withholding liabilities. These stock options granted to our named executive officers were granted on the same terms, using the same formula to calculate the size of the option grant, as those granted to all eligible employees, and they were fully vested at grant. For additional information regarding the stock options granted to Mr. Field, see the section below titled “—CEO Equity Awards—2024 CEO Option Award.”
For additional information regarding equity compensation to our named executive officers, see the sections below titled “—Outstanding Equity Awards at Fiscal 2024 Year-End” and, with respect to Mr. Field, “—CEO Equity Awards.”
Non-Equity Incentive Plan Compensation
In 2024, Mr. Voskanian participated in an incentive sales commission program based on the achievement of certain sales targets. The amount earned by Mr. Voskanian for 2024 under the incentive sales commission program is set forth in the 2024 and 2023 Summary Compensation Table above in the Non-Equity Incentive Plan Compensation column.
Other Elements of Compensation
Welfare and Other Benefits
We provide health, dental, vision, life, and disability insurance benefits to our named executive officers, on the same terms and conditions as provided to all other eligible U.S. employees.
We also sponsor a broad-based 401(k) plan intended to provide eligible U.S. employees with an opportunity to defer eligible compensation up to certain annual limits. As a tax-qualified retirement plan, contributions (if any) made by us are deductible by us when made, and contributions and earnings on those amounts are generally not taxable to the employees until withdrawn or distributed from the 401(k) plan, unless contributions are made to a Roth 401(k). Our named executive officers are eligible to participate in our employee benefit plans, including our 401(k) plan, on the same basis as our other eligible employees. We currently automatically contribute 3% of each employee’s eligible compensation, not to exceed $10,500 per plan year and with such amount not counting against an employee’s annual limit. Participants vest 50% of the employer contributions following one year of service and the remaining 50% after two years of service. Contributions to our named executive officers’ 401(k) plans in 2024 are disclosed in the section titled “—2024 and 2023 Summary Compensation Table.”

Outstanding Equity Awards at Fiscal 2024 Year-End
The following table presents, for each of our named executive officers, information regarding outstanding equity awards held as of December 31, 2024.

					Option Awards(1)		Stock Awards(1)
Name	Vesting Commencement Date		Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Option Exercise Price($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Dylan Field(3)	6/23/2021	(4)	10/27/2021				11,250,000
	7/1/2021	(5)	10/27/2021				7,875,000
	8/22/2024	(6)	8/22/2024	811,896	$23.19	08/21/2029
Praveer Melwani	2/1/2021	(7)	1/20/2021				5,391
	3/1/2021	(7)	4/12/2021				41,667
	3/1/2022	(7)	3/2/2022				430,427
	12/1/2022	(8)	5/27/2022				191,736
	2/1/2024	(8)	2/5/2024				91,563
	8/22/2024	(6)	8/22/2024	395,478	$23.19	08/21/2029
	2/1/2025	(7)	12/29/2024				134,995
	2/1/2025	(8)	12/29/2024				332,294
Shaunt Voskanian	11/1/2021	(9)	10/27/2021				739,253
	2/1/2024	(8)	2/5/2024				91,563
	8/22/2024	(6)	8/22/2024	417,795	$23.19	08/21/2029
	2/1/2025	(8)	12/29/2024				519,209
	2/1/2025	(7)	12/29/2024				311,526
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(1)All of the outstanding stock options and stock awards held by Mr. Field were granted under the 2021 Plan and are for shares of Class B common stock. All of the outstanding stock options and stock awards held by Mr. Melwani and Mr. Voskanian were granted under the 2012 Plan and are for shares of Class A common stock.
(2)There was no public market for our Class A common stock or Class B common stock as of December 31, 2024. As there was no public market for our common stock on December 31, 2024, we have assumed that the fair market value on such date was $         , which represents the midpoint of the estimated price range set forth on the cover page of this prospectus.
(3)For additional detail on each of the awards granted to Mr. Field by our Board of Directors, including all of the disinterested directors, see the section below titled “—CEO Equity Awards.”
(4)Comprised of three tranches that vest on satisfaction of a service-based, a market-based, and a performance-based vesting condition as described further under the section titled “—CEO Equity Awards—2021 CEO Market Award.”
(5)Comprised of four tranches that vest on satisfaction of (i) a service-based vesting condition and (ii) a performance-based vesting condition. The service-based vesting condition is satisfied as to 10%, 20%, 30%, and 40% of the shares subject to the award on each of July 1, 2022, July 1, 2023, July 1, 2024, and July 1, 2025, respectively, subject to Mr. Field’s continued service to us through each applicable vesting date. The performance-based vesting condition is expected to be satisfied upon the completion of this offering.
(6)The stock option was fully vested at grant. The stock option expires on the earlier of (i) August 21, 2029 and (ii) the date that is one year after the completion of this offering.
(7)Vests on satisfaction of a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is satisfied as follows: vests as to 1/48th of the total award on each monthly anniversary of the vesting commencement date, subject to the executive’s continued service on each such vesting date. We expect the performance-based vesting condition will be satisfied in connection with this offering.

(8)Vests on satisfaction of a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is satisfied as follows: (i) 10% of the total award in the first year following the vesting commencement date in equal monthly installments, (ii) 20% of the total award in the second year following the vesting commencement date in equal monthly installments, (iii) 20% of the total award in the third year following the vesting commencement date in equal monthly installments, (iv) 20% of the total award in the fourth year following the vesting commencement date in equal monthly installments, and (v) 30% of the total award in the fifth year following the vesting commencement date in equal monthly installments, in each case subject to the executive’s continued service on each such vesting date, such that on the five-year anniversary of the vesting commencement date the award will be fully vested. We expect the performance-based vesting condition will be satisfied in connection with this offering.
(9)Vests on satisfaction of a service-based vesting condition and a performance-based vesting condition. The service-based vesting condition is satisfied as follows: vested as to 25% of the shares subject to the award on November 1, 2022 and vests as to 1/48th of the total remaining award on each monthly anniversary of the vesting commencement date thereafter, subject to the executive’s continued service on each such vesting date. We expect the performance-based vesting condition will be satisfied in connection with this offering.
RSU Modifications In Connection With 2024 Tender Offer
In May 2024, to permit eligible RSU holders to participate in the 2024 Tender Offer, we modified and released 34.6 million RSUs held by employees and former employees, including our named executive officers, by removing the performance-based vesting condition, resulting in their remeasurement as of the modification date. The service-based vesting condition related to these RSUs had been met as of the modification date. Accordingly, these RSUs were fully vested as of the modification date, resulting in the recognition of stock-based compensation expense, net of amounts capitalized, of $801.2 million during the year ended December 31, 2024, and the release of the underlying shares of Class A common stock and Class B common stock, as applicable. In connection with the foregoing, the performance-based vesting condition was removed from 3,375,000 RSUs held by Mr. Field, 735,769 RSUs held by Mr. Melwani, and 1,234,435 RSUs held by Mr. Voskanian, resulting in the recognition of $78,276,375, $17,064,690, and $28,630,251 in stock-based compensation expense, respectively.
CEO Equity Awards
2021 CEO Market Award
In October 2021, our Board of Directors, including all of the disinterested directors, approved the grant to Mr. Field, our Chair of our Board of Directors, Chief Executive Officer, and President, of RSUs with respect to 11,250,000 shares of Class B common stock (the “2021 CEO Market Award”) under our 2021 Plan. We believe the 2021 CEO Market Award serves to align Mr. Field’s interests with those of our stockholders by creating a strong and visible link between Mr. Field’s incentives and our performance.
The term of the 2021 CEO Market Award is seven years. The vesting of the 2021 CEO Market Award is conditioned on satisfaction of (i) a service-based vesting condition, (ii) a market-based vesting condition, and (iii) a performance-based vesting condition. For so long as Mr. Field remains in continuous service on the date we exceed the public market capitalization targets set forth in the table below, the service-based and market-based vesting conditions will be satisfied as to the number of RSUs allocable to such tranche:

Tranche	Public market capitalization targets(1)	Shares of Class B common stock vested
1	$15 billion	1,875,000
2	$20 billion	3,750,000
3	$25 billion	5,625,000
		11,250,000

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(1)Calculated on a fully-diluted basis implied by the volume weighted-average price for any 30-day trading period after the completion of this offering. In the case of an acquisition of our company, the public market capitalization will be the aggregate amount actually distributed to holders of our capital stock; provided that (i) to the extent that any consideration is subjected to an escrow or holdback as security for indemnification obligations or purchase price obligations, the total proceeds of an acquisition will be valued as though such consideration were paid at closing; and (ii) any non-cash transaction proceeds or other contingent proceeds will be valued reasonably and in good faith by our Board of Directors, and without discounts for lack of marketability or liquidity in the case of consideration that consists of securities of a class that is publicly traded, notwithstanding that the securities received as consideration may not be freely traded as of the closing of the acquisition. Achievement will be determined as a step function, meaning that there will be no interpolated or additional vesting to the extent our company achieves a public market capitalization hurdle that is in between the hurdle valuations specified in the tranches above. However, solely with respect to an acquisition, vesting will be determined based on the public market capitalization hurdle achieved in such acquisition and if the public market capitalization achieved in the acquisition falls between two hurdles, a pro rata portion of the shares associated with the next tranche to vest will be deemed to satisfy the service-based vesting requirement based on linear interpolation.
The performance period for each tranche begins on the first trading day following the later of (a) the date of this offering, or (b) October 27, 2021 and ends on the earliest to occur of (i) the date on which all shares subject to the 2021 CEO Market Award vests, (ii) the date Mr. Field ceases to satisfy the service-based vesting condition, (iii) the seventh anniversary of the grant date, or (iv) the occurrence of an acquisition of our company prior to the date of this offering.
The performance-based vesting condition will be satisfied upon the completion of this offering.
2021 CEO Service Award
In October 2021, our Board of Directors, including all of the disinterested directors, approved a second grant to Mr. Field of RSUs with respect to 11,250,000 shares of Class B common stock (the “2021 CEO Service Award”) under our 2021 Plan. We believe the 2021 CEO Service Award serves to further align Mr. Field’s interests with those of our stockholders.
The term of the 2021 CEO Service Award is seven years. The vesting of the 2021 CEO Service Award is conditioned on satisfaction of (i) a service-based vesting condition and (ii) a performance-based vesting condition. The 2021 CEO Service Award is comprised of four tranches, equaling 10%, 20%, 30%, and 40% of the award, respectively, that vest annually beginning on July 1, 2022, so long as Mr. Field is in continuous service to us through each applicable vesting date.
As of December 31, 2024, RSUs with respect to 7,875,000 shares of Class B common stock remained outstanding under the 2021 CEO Service Award. The performance-based vesting condition in respect of these RSUs will be satisfied upon the completion of this offering.
In May 2024, we modified all outstanding RSU awards held by our current and former employees, including the 2021 CEO Service Award, to remove the performance-based vesting condition satisfied upon the completion of our initial public offering or change in control date for RSUs for which the service-based vesting condition had been met as of the modification date. Accordingly, the RSUs subject to the 2021 CEO Service Award that were modified were re-measured and fully vested as of the modification date, resulting in the recognition of stock-based compensation expense of $78.3 million, and the release of 3,375,000 shares of Class B common stock. The remaining outstanding RSU awards were not modified and continue to be subject to both a service-based vesting condition and a performance-based vesting condition. We had $84.1 million of total remaining unrecognized stock-based compensation related to the 2021 CEO Service Award as of December 31, 2024 that will continue to be deferred until the performance-based vesting condition is deemed probable of being achieved.

2024 CEO Option Award
In connection with the May 2024 RSU Release, we determined to grant stock options to eligible employees, including our named executive officers, who had shares withheld for tax purposes in connection with the May 2024 RSU Release to compensate them for the shares that were withheld by us to satisfy tax withholding liabilities. These stock options granted to our named executive officers were granted on the same terms, using the same formula to calculate the size of the option grant, as those granted to all eligible employees. In August 2024, our Board of Directors, including all of the disinterested directors, approved the stock option grants to eligible employees, including Mr. Field. Mr. Field was granted an option to purchase 811,896 shares of Class B common stock (the “2024 CEO Option Award”). As with other employees, 100% of the shares subject to the 2024 CEO Option Award were vested and exercisable as of the grant date of the 2024 CEO Option Award. The award expires on the earlier of (i) August 21, 2029 and (ii) the date that is one year after the completion of this offering.
Executive Compensation Arrangements
Executive Offer Letters
Prior to the completion of this offering, we intend to enter into an offer letter setting forth the terms and conditions of employment for each of our named executive officers. We expect that each of these agreements will provide for at-will employment and include each named executive officer’s base salary, an annual incentive bonus opportunity, and standard employee benefit plan participation.
Change of Control and Severance Agreements
Prior to the completion of this offering, we anticipate adopting arrangements for our executive officers, including our named executive officers, that provide for payments and benefits on termination of employment or upon a termination in connection with a change of control.
Stock Plans
We believe that our ability to grant equity-based awards is a valuable compensation tool that enables us to attract, retain, and motivate our employees, consultants, and members of our Board of Directors by aligning their financial interests with those of our stockholders. The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.
Amended & Restated 2012 Equity Incentive Plan
In October 2012, we adopted our 2012 Plan, which was amended and restated in December 2022, and most recently amended in February 2025. The purpose of the 2012 Plan is to attract, retain, and motivate eligible employees, directors, and consultants whose contributions are important to the success of our business.
Share Reserve. As of March 31, 2025, we had 196,359,256 shares of our Class A common stock reserved for issuance pursuant to grants under our 2012 Plan of which 14,451,482 shares remained available for grant. As of March 31, 2025, options to purchase 85,979,097 shares had been exercised and options to purchase 23,057,048 shares remained outstanding, with a weighted-average exercise price of $9.77 per share. As of March 31, 2025, awards of RSUs covering 103,703,536 shares of our Class A common stock had been granted under the 2012 Plan and awards of RSUs covering 58,739,038 shares of our Class A common stock remained outstanding. As of March 31, 2025, no shares of restricted stock or stock appreciation rights

(“SARs”) were granted under the 2012 Plan, and no such awards are expected to be granted prior to this offering. No new awards will be granted under the 2012 Plan after this offering.
Administration. Our 2012 Plan is administered by our Board of Directors or a committee appointed by our Board of Directors, referred to herein as the “administrator.” Subject to the terms of the 2012 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2012 Plan as well as to prescribe, amend, and rescind the 2012 Plan and awards granted thereunder. The administrator may modify awards subject to the terms of the 2012 Plan.
Eligibility. Pursuant to the 2012 Plan, we may grant incentive stock options (“ISOs”) only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We may grant non-statutory stock options (“NSOs”), RSUs, SARs, and shares of restricted stock to our employees (including officers and directors who are also employees), non-employee directors, and consultants, or the employees, directors, and consultants of our parent and subsidiaries, as applicable.
Stock Options. The 2012 Plan provides for the grant of both (i) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) NSOs to purchase shares of our Class A common stock. The exercise price of each option is determined by the administrator and must equal at least the fair market value of our Class A common stock on the date of grant, unless otherwise determined by the administrator. However, the exercise price of ISOs granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator will determine the vesting schedule applicable to each option. The maximum term of options granted under our 2012 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Units. The 2012 Plan also allows for the grant of RSUs with terms as generally determined by the administrator in accordance with the 2012 Plan and set forth in an award agreement. RSUs granted under the 2012 Plan represent the right to receive shares of our Class A common stock at a specified date in the future, subject to satisfaction of certain vesting conditions.
Restricted Stock Awards. Awards of restricted stock represent an offer by us to sell shares of our common stock subject to restrictions which may lapse based on terms and conditions determined by our Board of Directors or applicable committee. Holders of restricted stock are entitled to vote and, unless otherwise determined by our Board of Directors, are entitled to receive all dividends and distributions with respect to such shares. Any dividends or stock distributions paid pursuant to any unvested shares of restricted stock will be subject to the same restrictions on transferability and forfeiture as the restricted stock.
Other Awards. The 2012 Plan also provides for the grant of SARs, which may be settled in cash, shares of common Class A common stock, RSUs, or a combination thereof. SARs must be granted with an exercise price not lower than fair market value at the grant date, as determined by the administrator, and for a term no longer than ten years from the grant date. We have not granted SARs as of March 31, 2025.
Limited Transferability. Unless otherwise determined by the administrator, awards granted under the 2012 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution and, with respect to NSOs, by instrument to an inter vivos or testamentary trust in which the NSOs are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.

Acquisition or Other Combination. In the event of an acquisition or other combination (each as defined in the 2012 Plan), the 2012 Plan provides that outstanding awards will be treated in the manner provided in the acquisition agreement, and may (i) be continued, assumed, or substituted with substantially equivalent awards of any successor corporation or affiliate, with appropriate adjustments as to the number of shares and exercise or purchase prices; (ii) become vested or exercisable, in full or in part; (iii) be terminated for no consideration or in exchange for an amount of cash or securities followed by the cancellation of such awards; or (iv) any combination of the foregoing. After giving effect to the foregoing, any awards outstanding under the 2012 Plan that are not assumed or substituted will terminate if not exercised, as applicable, immediately following the consummation of the acquisition or other combination.
Adjustments. In the event that the number of outstanding shares of our Class A common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other change in our capital structure affecting our shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2012 Plan (i) the number and class of shares reserved for issuance under the 2012 Plan, (ii) the exercise prices of and number and class of shares subject to outstanding options and SARs, and (iii) the purchase prices of and/or number and class of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted (subject to any required action by our Board of Directors or stockholders).
Exchange, repricing and buyout of awards. The administrator may modify, extend, or renew awards or issue new awards in exchange for the surrender and cancellation of any or all outstanding awards, provided that any such action will require the consent of the respective participants to the extent that any such action would impair any of the participants’ existing rights. The administrator may, without prior stockholder approval, reduce the exercise price of options or SARs or buy an award previously granted with payment in cash, shares, or other consideration, in each case, subject to the terms of the 2012 Plan.
Amendment; Termination. Our Board of Directors may amend or terminate the 2012 Plan at any time and may terminate any and all outstanding options, RSUs, or SARs upon a dissolution or liquidation of us, provided that certain amendments will require stockholder approval or participant consent. We expect to terminate the 2012 Plan and will cease issuing awards thereunder upon the effectiveness of our 2025 Plan (described below), which will occur on the date immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part. Any outstanding awards granted under the 2012 Plan will remain outstanding following this offering, subject to the terms of our 2012 Plan and applicable award agreements, until such awards are exercised, terminate, or expire by their terms.
2021 Executive Equity Incentive Plan
In June 2021, we adopted our 2021 Plan. The purpose of the 2021 Plan is to attract, retain, and motivate eligible executives whose contributions are important to the success of our business.
Share Reserve. As of March 31, 2025, we had 22,500,000 shares of our Class B common stock reserved for issuance pursuant to grants under our 2021 Plan of which 1,002,167 shares remained available for grant. As of March 31, 2025, no options to purchase shares had been exercised and options to purchase 811,896 shares remained outstanding, with an exercise price of $23.19 per share. As of March 31, 2025, awards of RSUs covering 22,500,000 shares of our Class B common stock had been granted under the 2021 Plan and awards of RSUs covering 19,125,000 shares of our Class B common stock remained outstanding. As of March 31, 2025, no RSAs or SARs were granted under the 2021 Plan, and no such awards are expected to be granted prior to this offering. No new awards will be granted under the 2021 Plan after this offering.

Administration. Our 2021 Plan is administered by our Board of Directors or a committee appointed by our Board of Directors, referred to herein as the “administrator.” Subject to the terms of the 2021 Plan, the administrator has the authority to, among other things, select the persons to whom awards will be granted, construe and interpret our 2021 Plan as well as to prescribe, amend, and rescind rules and regulations relating to the 2021 Plan and awards granted thereunder. The administrator may modify awards, including amending the vesting schedules of awards, subject to the terms of the 2021 Plan.
Eligibility. Pursuant to the 2021 Plan, we may grant ISOs only to our employees or the employees of our parent or subsidiaries, as applicable (including officers and directors who are also employees). We may grant NSOs, RSUs, SARs, and shares of restricted stock to our employees (including officers and directors who are also employees), non-employee directors, and consultants, or the employees, directors, and consultants of our parent and subsidiaries, as applicable.
Stock Options. The 2021 Plan provides for the grant of both (i) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) NSOs to purchase shares of our Class B common stock. The exercise price of each option is determined by the administrator and must equal at least the fair market value of our Class B common stock on the date of grant (unless otherwise determined by the administrator). However, the exercise price of ISOs granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock must be at least equal to 110% of the fair market value of our common stock on the date of grant. The administrator will determine the vesting schedule applicable to each option. The maximum term of options granted under our 2021 Plan is ten years from the date of grant, except that the maximum term of ISOs granted to an individual who owns more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Units. The 2021 Plan also allows for the grant of RSUs with terms as generally determined by the administrator in accordance with the 2021 Plan and set forth in an award agreement. RSUs granted under the 2021 Plan represent the right to receive shares of our Class B common stock at a specified date in the future, subject to satisfaction of certain vesting conditions.
Other Awards. The 2021 Plan also provides for the grant of RSAs and SARs, with terms as generally determined by the administrator (in accordance with the 2021 Plan) and to be set forth in an award agreement. SARs granted under the 2021 Plan may be settled in cash, shares of common Class B common stock, restricted stock, RSUs, or a combination thereof. SARs must be granted with an exercise price not lower than fair market value at the grant date, as determined by the administrator, and for a term no longer than ten years from the grant date. We have not granted any shares of restricted stock or any SARs under the 2021 Plan and no such awards are expected to be granted prior to this offering.
Limited Transferability. Unless otherwise determined by the administrator, awards granted under the 2021 Plan generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent and distribution, and, with respect to NSOs, by instrument to an inter vivos or testamentary trust in which the NSOs are to be passed to beneficiaries upon the death of the trustor, or by gift to a qualified family member.
Acquisition or Other Combination. In the event of an acquisition or other combination (each as defined in the 2021 Plan), the 2021 Plan provides that outstanding awards will be treated in the manner determined by our Board of Directors, and may (i) be continued, assumed, or substituted with substantially equivalent awards of any successor corporation or affiliate, with appropriate adjustments as to the number of shares and exercise or purchase prices; (ii) become vested or exercisable, in full or in part; (iii) be terminated for no consideration or in exchange for an amount of cash or securities followed by the cancellation of such awards; or (iv) any combination of the foregoing. After giving effect to the foregoing, any awards outstanding under the 2021 Plan that are not assumed or substituted will terminate if not exercised, as applicable, immediately following the consummation of the acquisition or other combination.
Adjustments. In the event that the number of outstanding shares of our Class B common stock is changed by a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, or other change in our capital structure affecting our shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan (i) the number and class of shares reserved for issuance under the 2021 Plan, (ii) the exercise prices of and number and class of shares subject to outstanding options and SARs, and (iii) the purchase prices of and/or number and class of shares subject to other outstanding awards will (to the extent appropriate) be proportionately adjusted (subject to any required action by our Board of Directors or stockholders).
Exchange, repricing, and buyout of awards. The administrator may modify, extend, or renew awards or issue new awards in exchange for the surrender and cancellation of any or all outstanding awards, provided that any such action will require the consent of the respective participants to the extent that any such action would impair any of the participants’ existing rights. The administrator may, without prior stockholder approval, reduce the exercise price of options or SARs or buy an award previously granted with payment in cash, shares, or other consideration, in each case, subject to the terms of the 2021 Plan.
Amendment; Termination. Our Board of Directors may amend or terminate the 2021 Plan at any time and may terminate any and all outstanding options, RSUs, or SARs upon a dissolution or liquidation of us, provided that certain amendments will require stockholder approval or participant consent. We expect to terminate the 2021 Plan and will cease issuing awards thereunder upon the effectiveness of our 2025 Plan (described below), which will occur on the date immediately prior to the date of the effectiveness of the registration statement of which this prospectus forms a part. Any outstanding awards granted under the 2021 Plan will remain outstanding following this offering, subject to the terms of our 2021 Plan and applicable award agreements, until such awards are exercised or until they terminate or expire by their terms.
2025 Equity Incentive Plan
In               2025, our Board of Directors and our stockholders approved our 2025 Plan as a successor to our 2012 Plan and 2021 Plan, which will become effective on the date immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. The 2025 Plan authorizes the award of both ISOs, which are intended to qualify for tax treatment under Section 422 of the Code, and NSOs, as well for the award of RSAs, SARs, RSUs, and performance and stock bonus awards. Pursuant to the 2025 Plan, ISOs may be granted only to our employees. We may grant all other types of awards to our employees, directors, and consultants.
Share Reserve. We have initially reserved                shares of our Class A common stock, plus any reserved shares of Class A common stock not issued or subject to outstanding grants under the 2012 Plan on the effective date of the 2025 Plan, for issuance as Class A common stock pursuant to awards granted under our 2025 Plan. The number of shares reserved for issuance under our 2025 Plan will increase automatically on January 1 of each of 2026 through 2035 by the number of shares equal to     % of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a lesser number as may be determined by our Board of Directors (the “2025 Plan Evergreen Provision”). The 2025 Plan Evergreen Provision is calculated using the number of legally outstanding shares of common stock and includes shares, such as unvested shares pursuant to early exercised stock options, that are not considered outstanding for accounting purposes.

In addition, the shares set forth below will again be available for issuance pursuant to awards granted under our 2025 Plan:
•shares subject to options or SARs granted under our 2025 Plan that cease to be subject to the option or SAR for any reason other than exercise of the option or SAR;
•shares subject to awards granted under our 2025 Plan that are subsequently forfeited or repurchased by us at the original issue price;
•shares subject to awards granted under our 2025 Plan that otherwise terminate without such shares being issued;
•shares subject to awards granted under our 2025 Plan that are surrendered, canceled, or exchanged for cash or a different award (or combination thereof);
•shares issuable upon the exercise of options granted under our 2012 Plan and 2021 Plan that, after the effective date of the 2025 Plan, are forfeited;
•shares subject to awards granted under our 2012 Plan and 2021 Plan that are forfeited or repurchased by us at the original price after the effective date of the 2025 Plan; and
•shares subject to awards under our 2012 Plan, 2021 Plan, or our 2025 Plan that are used to pay the exercise price of an option or withheld to satisfy the tax withholding obligations related to any award.
Shares of our common stock that were either reserved, but not issued under the 2012 Plan and 2021 Plan as of the date of this prospectus, or issued under the 2012 Plan and 2021 Plan and later become available for grant under our 2025 Plan, either as set forth above, shall be issued under the 2025 Plan only as shares of Class A common stock.
Administration. Our 2025 Plan will be administered by our compensation committee or by our Board of Directors acting in place of our compensation committee. Subject to the terms and conditions of the 2025 Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret our 2025 Plan as well as to determine the terms of such awards and prescribe, amend, and rescind the rules and regulations relating to the plan or any award granted thereunder. The 2025 Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by our Board of Directors.
Options. The 2025 Plan provides for the grant of both ISOs intended to qualify under Section 422 of the Code, and NSOs to purchase shares of our Class A common stock at a stated exercise price. ISOs may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the 2025 Plan must be at least equal to the fair market value of our Class A common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock must have an exercise price of at least 110% the fair market value of our Class A common stock on the date of grant.
Options may vest based on service and/or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise being subject to our right of repurchase that lapses as the shares vest. No more than                 shares may be issued pursuant to ISOs. The maximum term of options granted under our 2025 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of our capital stock is five years from the date of grant.
Restricted Stock Awards. An RSA is an offer by us to grant or sell shares of our Class A common stock subject to restrictions, which may lapse based on the satisfaction of service and/or achievement of performance conditions. The price, if any, of an RSA will be determined by the administrator. Holders of RSAs, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares will be subject to the same vesting terms and other restrictions as the RSA and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to us and unvested shares may be forfeited to or repurchased by us.
Stock Appreciation Rights. A SAR provides for a payment, in cash or shares of our Class A common stock up to a specified maximum of shares, if determined by the administrator, to the participant based upon the difference between the fair market value of our Class A common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. SARs may vest based on service and/or achievement of performance conditions. No SAR may have a term that is longer than ten years from the date of grant.
Restricted Stock Units. RSUs represent the right to receive shares of our Class A common stock at a specified date in the future and may be subject to vesting based on service and/or achievement of performance conditions. RSUs may be settled in cash, shares of our Class A common stock, or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the 2025 Plan and any applicable award agreement, which may provide for settlement only in shares. No RSU may have a term that is longer than ten years from the date of grant.
Performance Awards. Performance awards granted pursuant to the 2025 Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of our Class A common stock that may be settled in cash, property, or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.
Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of our Class A common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service and/or performance conditions.
Dividend Equivalent Rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by us in respect of the number of shares of our Class A common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by us.
Change of Control. Our 2025 Plan provides that, in the event of a corporate transaction that constitutes a change of control of our company under the terms of the plan, outstanding awards will be subject to the agreement evidencing the change of control, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (1) the continuation of the outstanding awards, (2) the assumption of the outstanding awards by the surviving corporation or its parent, (3) the substitution by the surviving corporation or its parent of new options or equity awards for the outstanding awards, (4) the full or partial acceleration of exercisability or vesting or lapse of our right to repurchase or other terms of forfeiture and accelerated expiration of the award, (5) the settlement of the full value of the outstanding awards, whether or not then vested or exercisable, in cash, cash equivalents, or securities of the successor entity with a fair market value equal to the required amount, as determined in accordance with the 2025 Plan, which payments may be deferred until the date or dates the award would have become exercisable or vested, or (6) the cancellation of outstanding awards for no consideration. Notwithstanding the foregoing, upon a change of control the vesting of all awards granted to our non-employee directors will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the change of control. In the event the successor refuses to assume, convert, replace, or substitute awards as provided above pursuant to a corporate transaction, our compensation committee will notify each participant that such award will, if exercisable, be exercisable or vested for a period of time determined by the committee and expire after such period.
Adjustment. In the event of a change in the number or class of outstanding shares of our Class A common stock by reason of a stock dividend, extraordinary dividend or distribution (other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation reclassification, spin-off, or similar change in our capital structure, proportional adjustments will be made to (1) the number and class of shares reserved for issuance under our 2025 Plan, (2) the exercise prices, number, and class of shares subject to outstanding options or SARs, (3) the number and class of shares subject to other outstanding awards, and (4) the maximum number of shares that may be issued as ISOs under the 2025 Plan, subject to any required action by the board or our stockholders and compliance with applicable laws.
Exchange, Repricing, and Buyout of Awards. The administrator may, without prior stockholder approval, (1) reduce the exercise price of outstanding options or SARs without the consent of any participant and (2) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the 2025 Plan.
Director Compensation Limits. No non-employee director may receive awards under our 2025 Plan with a grant date value that when combined with cash compensation received for his or her service as a director, exceed $         in a calendar year or $         in the calendar year of his or her initial service as a non-employee director on our Board of Directors.
Clawback; Transferability. All awards will be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by our Board of Directors or required by law, to the extent set forth in such policy or applicable agreement. Except in limited circumstances, awards granted under our 2025 Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.
Sub-plans. Subject to the terms of the 2025 Plan, the plan administrator may establish a sub-plan under the 2025 Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.
Amendment; Termination. Our Board of Directors or compensation committee may amend our 2025 Plan at any time, subject to stockholder approval as may be required. Our 2025 Plan will terminate ten years from the date our Board of Directors adopts the plan, unless it is terminated earlier by our Board of Directors. No termination or amendment of the 2025 Plan may adversely affect any then-outstanding award without the consent of the affected participant, except as is necessary to comply with applicable laws or as otherwise provided by the terms of the 2025 Plan.
2025 Employee Stock Purchase Plan
In         , 2025, our Board of Directors and our stockholders approved our 2025 ESPP, which will become effective upon the date the registration statement of which this prospectus forms a part becomes effective to enable eligible employees to purchase shares of our Class A common stock with accumulated payroll deductions.
The 2025 ESPP includes two components: a “423 Component” and a “Non-423 Component.” We intend the 423 Component to qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the 2025 ESPP or determined by our Board of Directors or the compensation committee, the Non-423 Component (if any) will operate and be administered in the same manner as the 423 Component.
Share Reserve. We have initially reserved          shares of our Class A common stock for issuance and sale under our 2025 ESPP. The number of shares reserved for issuance and sale under our 2025 ESPP will increase automatically on January 1 of each of 2026 through 2035 by the number of shares equal to         % of the aggregate number of outstanding shares of all classes of our common stock as of the immediately preceding December 31, or a lesser number as may be determined by our Board of Directors (the “2025 ESPP Evergreen Provision”). The 2025 ESPP Evergreen Provision is calculated using the number of legally outstanding shares of common stock and includes shares, such as unvested shares pursuant to early exercised stock options, that are not considered outstanding for accounting purposes. Subject to stock splits, recapitalizations, or similar events, no more than         shares of our Class A common stock may be issued over the term of our 2025 ESPP.
Administration. Our 2025 ESPP will be administered by our compensation committee or by our Board of Directors acting in place of our compensation committee, subject to the terms and conditions of our 2025 ESPP. Among other things, the administrator will have the authority to determine eligibility for participation in our 2025 ESPP (to the extent permitted by applicable law), designate separate offerings under the plan, determine the length of such offerings, and construe, interpret, and apply the terms of the plan.
Eligibility. Employees eligible to participate in any offering pursuant to our 2025 ESPP generally include any employee that is employed by us or certain of our designated subsidiaries at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year, certain highly compensated employees as determined in accordance with applicable tax laws, and certain employees who are citizens or residents of a foreign jurisdiction if such participation is prohibited under applicable local laws or would violate the requirements of Section 423 of the Code (with respect to an offering under a 423 Component). In addition, any employee who owns, or is deemed to own because of attribution rules, 5% or more of the total combined voting power or value of all classes of our capital stock, or the capital stock of one of our qualifying subsidiaries, or who will own such amount because of participation in our 2025 ESPP, will not be eligible to participate in our 2025 ESPP. The administrator may impose additional restrictions on eligibility from time to time.
Offerings. Under our 2025 ESPP, eligible employees will be offered the option to purchase shares of our Class A common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. The purchase price for shares purchased under our 2025 ESPP during any given purchase period will be 85% of the lesser of the fair market value of our Class A common stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the applicable purchase period.
No participant may purchase more than         shares of our Class A common stock during any one purchase period and may not subscribe for more than $25,000 in fair market value of shares of our Class A common stock, determined as of the date the offering period commences, in any calendar year in which the offering is in effect. The administrator in its discretion may set a lower maximum number of shares which may be purchased.

Adjustments Upon Recapitalization. If the number or class of outstanding shares of our Class A common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in our capital structure without consideration, then the administrator will proportionately adjust the number or class of shares of our Class A common stock that are available under our 2025 ESPP, the purchase price and number or class of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Change of Control. If we experience a change of control transaction as determined under the terms of our 2025 ESPP, any offering period then in effect will be shortened and terminated on a final purchase date established by the administrator. The final purchase date will occur on or prior to the effective date of the change of control transaction, and our 2025 ESPP will terminate on the closing of the change of control.
Transferability. Participants may generally not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to their account or any rights regarding an election to purchase shares pursuant to our 2025 ESPP other than by will or the laws of descent or distribution.
Amendment; Termination. Our Board of Directors or compensation committee may amend, suspend, or terminate our 2025 ESPP at any time without stockholder consent, except as required by law. Unless earlier terminated, our 2025 ESPP will terminate upon the earlier to occur of the issuance of all shares of Class A common stock reserved for issuance under our 2025 ESPP, or the tenth anniversary of the effective date.
Compensation Recovery Policy
In                     , 2025, we adopted a Compensation Recovery Policy (the “Compensation Recovery Policy”). The Compensation Recovery Policy is in accordance with the final rules regarding recovery of erroneously awarded executive officer compensation in connection with an accounting restatement, as adopted by the SEC in October 2022, and consistent with the corresponding listing standards (together, the “Clawback Rules”). Pursuant to the Compensation Recovery Policy, and subject to certain limited exceptions in the Clawback Rules, in the event we are required to restate our financial statements, we are required to recoup erroneously awarded incentive-based compensation (as described in the Clawback Rules), including both cash and equity compensation paid to any current or former executive officer (as described in the Clawback Rules) during the three completed fiscal years immediately prior to the date the accounting restatement was required. The amount recoverable is the amount of any incentive-based compensation received by the executive officer based on the financial statements prior to the restatement that exceeds the amount that such executive officer would have received had the incentive-based compensation been determined based on the financial restatement.
Limitations on Liability and Indemnification Matters
Our restated certificate of incorporation that will become effective immediately prior to the completion of this offering contains provisions that will limit the liability of our directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors and officers will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors or officers, except liability for:
•any breach of the director’s or officer’s duty of loyalty to us or our stockholders;
•any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL;
•any transaction from which the director or officer derived an improper personal benefit; and
•with respect to officers, any action by or in the right of the corporation.
Our restated certificate of incorporation and our restated bylaws that will become effective immediately prior to the completion of this offering will require us to indemnify our directors and officers to the maximum extent not prohibited by the DGCL and allow us to indemnify other employees and agents as set forth in the DGCL. Subject to certain limitations, our restated bylaws will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted, subject to very limited exceptions.
We have entered, and intend to continue to enter, into separate indemnification agreements with our directors, officers, and certain of our other employees. These agreements, among other things, require us to indemnify our directors, officers, and key employees for certain expenses, including attorneys’ fees, judgments, fines, and settlement amounts actually and reasonably incurred by such director, officer, or key employee in any action or proceeding arising out of their service to us or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.
We believe that these provisions in our restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers, and key employees. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our restated certificate of incorporation and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers, or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
In addition to the compensation arrangements discussed in the sections titled “Management” and “Executive Compensation,” the following is a description of each transaction since January 1, 2022 and each currently proposed transaction in which:
•we have been or are to be a participant;
•the amount involved exceeded or will exceed $120,000; and
•any of our directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.
2024 Class A Common Stock Financing
In May and June 2024 in connection with the RSU Release, we sold an aggregate of 18,064,377 shares of our Class A common stock at a purchase price of $23.19 per share for an aggregate purchase price of approximately $419.0 million.
The following table summarizes the Class A common stock purchased by entities affiliated with certain of our directors and holders of more than 5% of our outstanding capital stock:

Stockholder	Shares of Class A Common Stock	Total Purchase Price
Entities Affiliated with Kleiner Perkins(1)	172,465	$3,999,981
Entities Affiliated with Sequoia(2)	269,477	$6,249,980
__________________
(1)Consists of shares held by affiliates of Kleiner Perkins. Kleiner Perkins and certain of its affiliates beneficially own more than 5% of our capital stock. Mamoon Hamid, a member of our Board of Directors, is a Partner at Kleiner Perkins, and as such may be deemed to have voting and dispositive power with respect to shares held by Kleiner Perkins and its affiliates.
(2)Consists of shares held by certain affiliates of Sequoia. Certain entities affiliated with Sequoia beneficially own more than 5% of our outstanding capital stock. Andrew Reed, a member of our Board of Directors, is a General Partner of Sequoia, and as such may be deemed to have voting and dispositive power with respect to shares held by such entities.
2024 Tender Offer
In June 2024, following the May 2024 RSU Release, we facilitated the 2024 Tender Offer whereby certain existing stockholders and new stockholders commenced a tender offer to purchase shares of our Class A common stock, including certain shares of common stock issued upon exercise of vested options to purchase common stock and certain shares of common stock issued upon conversion of shares of our convertible preferred stock from certain of our securityholders for $23.19 per share in cash. An aggregate of 24,435,280 shares of our Class A common stock were tendered pursuant to the 2024 Tender Offer for an aggregate purchase price of approximately $566.7 million. Included in the shares of Class A common stock sold were 1.8 million shares of convertible preferred stock, which were converted to Class A common stock at a 1:1 ratio immediately prior to closing of the 2024 Tender Offer.
We did not receive any consideration from the sale proceeds of the 2024 Tender Offer, except for amounts received upon the net exercise of employee stock options by certain of our employees who concurrently exercised vested options to sell in the 2024 Tender Offer.

Certain entities affiliated with certain of our directors and holders of more than 5% of our outstanding capital stock participated in the 2024 Tender Offer as purchasers of our Class A common stock. The following table summarizes the shares of Class A common stock purchased by holders of more than 5% of our outstanding capital stock:

Stockholder	Shares of Class A Common Stock	Total Purchase Price
Entities Affiliated with Kleiner Perkins(1)	1,121,028	$26,000,002
Entities Affiliated with Sequoia(2)	2,779,449	$64,463,761
__________________
(1)Consists of shares held by affiliates of Kleiner Perkins. Kleiner Perkins and certain of its affiliates beneficially own more than 5% of our capital stock. Mamoon Hamid, a member of our Board of Directors, is a Partner at Kleiner Perkins, and as such may be deemed to have voting and dispositive power with respect to shares held by Kleiner Perkins and its affiliates.
(2)Consists of shares held by certain affiliates of Sequoia. Certain entities affiliated with Sequoia beneficially own more than 5% of our outstanding capital stock. Andrew Reed, a member of our Board of Directors, is a General Partner of Sequoia, and as such may be deemed to have voting and dispositive power with respect to shares held by such entities.
Certain of our directors and executive officers and their affiliates participated as sellers in the 2024 Tender Offer.
The following table summarizes the shares of common stock sold by our directors and executive officers and their affiliated parties in the 2024 Tender Offer. The amounts set forth in the column titled “Total Sales Price” represent the gross sales proceeds realized by the seller, before any reduction for transaction costs, tax withholding, or amounts remitted to us in respect of the net exercise of employee stock options:

Stockholder	Shares of Common Stock	Total Sales Price
Dylan Field(1)	862,329	$19,999,997
Praveer Melwani(2)	310,570	$7,203,050
Brendan Mulligan(3)	220,675	$5,118,115
Kris Rasmussen(4)	862,329	$19,999,997
Shaunt Voskanian(5)	191,275	$4,436,241
__________________
(1)Consists of shares of Class B common stock directly held of record and sold by Dylan Field, which were converted into 862,329 shares of Class A common stock in connection with the transfer. Mr. Field is our Chair of our Board of Directors, Chief Executive Officer, and President, and he and certain entities and individuals affiliated with him beneficially own more than 5% of our issued and outstanding equity securities.
(2)Consists of shares of Class A common stock directly held of record and sold by Praveer Melwani. Mr. Melwani is our Chief Financial Officer and Treasurer.
(3)Consists of shares of Class A common stock directly held of record and sold by Brendan Mulligan. Mr. Mulligan is our General Counsel and Secretary.
(4)Consists of shares of Class A common stock directly held of record and sold by Kris Rasmussen. Mr. Rasmussen is our Chief Technology Officer.
(5)Consists of shares of Class A common stock directly held of record and sold by Shaunt Voskanian. Mr. Voskanian is our Chief Revenue Officer.
Commercial Arrangements
We have a commercial relationship with Modern Life, Inc. (“Modern Health”). Kleiner Perkins, a beneficial owner of greater than 5% of our Class A common stock, holds a greater than 10% equity interest in Modern Health. Mamoon Hamid, a member of our Board of Directors, is a Partner at Kleiner Perkins, and as such may be deemed to have voting and dispositive power with respect to shares held by Kleiner Perkins and its affiliates. Mr. Hamid’s wife also holds an equity interest in Modern Health through an investment that pre-dated Kleiner Perkins’ investment. Mr. Hamid has not been involved in any discussions regarding the commercial relationship between us and Modern Health. During the years ended December 31, 2023 and 2024, we made payments to Modern Health of approximately $165,000 and $245,000, respectively.
We have a commercial relationship with Common Room, Inc. (“Common Room”). Index Ventures, a beneficial owner of greater than 5% of our Class A common stock, holds a greater than 10% equity interest in Common Room. Danny Rimer, a member of our Board of Directors, is a Partner at Index Ventures, and as such may be deemed to have voting and dispositive power with respect to shares held by Index Ventures and its affiliates. Mr. Rimer has not been involved in any discussions regarding the commercial relationship between us and Common Room. During the years ended December 31, 2023 and 2024, we made payments to Common Room of approximately $135,000 and $150,000, respectively.
We have a commercial relationship with Loom, Inc. (“Loom”). Sequoia, which, together with its affiliates, is a beneficial owner of greater than 5% of our Class A common stock, held a greater than 10% equity interest in Loom prior to Loom’s acquisition in December 2024. Andrew Reed, a member of our Board of Directors, is a Partner at Sequoia, and as such may be deemed to have voting and dispositive power with respect to shares held by Sequoia and its affiliates. Mr. Reed has not been involved in any discussions regarding the commercial relationship between us and Loom. During the years ended December 31, 2023 and 2024, we made payments to Loom of approximately $155,000 and $200,000, respectively.
We have a commercial relationship with Klarna Group plc (“Klarna”). Sequoia, which, together with its affiliates, is a beneficial owner of greater than 5% of our Class A common stock, holds a greater than 10% equity interest in Klarna. Andrew Reed, a member of our Board of Directors, is a Partner at Sequoia, and as such may be deemed to have voting and dispositive power with respect to shares held by Sequoia and its affiliates. Mr. Reed has not been involved in any discussions regarding the commercial relationship between us and Klarna. During the years ended December 31, 2023 and 2024, Klarna made payments to us of approximately $250,000 and $220,000, respectively.
Stock Transfers
In April 2022, entities affiliated with Greylock Partners, a holder of more than 5% of our outstanding capital stock and where John Lilly, a member of our Board of Directors, serves as a Venture Partner, purchased an aggregate of 78,125 shares of our outstanding Series C preferred stock from an existing stockholder, at a purchase price of $32.00 per share, for an aggregate purchase price of $2.5 million.
In April 2022, entities affiliated with Kleiner Perkins, a holder of more than 5% of our outstanding capital stock and where Mamoon Hamid, a member of our Board of Directors, is a Partner, purchased an aggregate of 78,125 shares of our outstanding Series C preferred stock from an existing stockholder, at a purchase price of $32.00 per share, for an aggregate purchase price of $2.5 million.
In April 2022, entities affiliated with Sequoia, a holder of more than 5% of our outstanding capital stock and where Andrew Reed, a member of our Board of Directors, is a General Partner, purchased an aggregate of 78,125 shares of our outstanding Series C preferred stock from an existing stockholder, at a purchase price of $32.00 per share, for an aggregate purchase price of $2.5 million.

Figma Ventures
From time to time, through Figma Ventures, we invest in companies identified by Figma Ventures. Certain of those investments are into companies in which entities affiliated with our directors, executive officers or holders of more than 5% of our capital stock have also invested or otherwise have a material interest. Below is a list of our investments with an amount involved that exceeded $120,000 in companies in which entities affiliated with our directors, executive officers, or holders of more than 5% of our capital stock hold, in the aggregate, a 10% or greater equity interest.
In April 2022, we entered into a Series A Preferred Stock Purchase Agreement with Stackblitz, Inc. (“Stackblitz”), pursuant to which we invested an aggregate of approximately $200,000 in Stackblitz. Greylock Partners, a holder of more than 5% of our outstanding capital stock and where John Lilly, a member of our Board of Directors, serves as a Venture Partner, is an investor in Stackblitz.
Investors’ Rights Agreement
We are party to an amended and restated investors’ rights agreement, dated May 15, 2024 (the “Rights Agreement”), which provides, among other things, that certain holders of our capital stock, including entities affiliated with Sequoia Capital, Index Ventures, Greylock Partners, and Kleiner Perkins, which each hold more than 5% of our outstanding capital stock, have the right to demand that we file a registration statement or request that their shares of our capital stock be included on a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for more information regarding these registration rights.
Voting Agreement
Pursuant to the Voting Agreement, certain holders of our capital stock have agreed to vote their shares on certain matters, including with respect to the election of members of our Board of Directors. See the section titled “Management—Board of Directors” for more information regarding the election of members of our Board of Directors pursuant to our Voting Agreement. Holders of our capital stock, including entities affiliated with Sequoia, Index Ventures, Greylock Partners, and Kleiner Perkins, which each hold more than 5% of our outstanding capital stock, as well as Dylan Field and certain other stockholders of which Dylan Field is an affiliate, are parties to our Voting Agreement. The Voting Agreement will terminate upon the completion of this offering.
Indemnification Agreements
We have entered into, and intend to continue to enter into, separate indemnification agreements with each of our executive officers and directors, including those affiliated with certain of our 5% stockholders. The indemnification agreements and our restated bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our restated bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Executive Compensation—Limitations on Liability and Indemnification Matters.”
Policies and Procedures for Related Party Transactions
Following the completion of this offering, our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest.
Upon completion of this offering, our policy regarding transactions between us and related persons will provide that a related person is defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our securities, in each case since the beginning of the most recently completed year, and any of their immediate family members. Our audit committee charter that will be in effect upon completion of this offering will provide that our audit committee shall review and approve or disapprove any related party transactions.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock as of             , 2025 and as adjusted to reflect the sale of our Class A common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares, for:
•each of our named executive officers;
•each of our directors;
•all of our current directors and executive officers as a group;
•each of the selling stockholders; and
•each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our Class A common stock or Class B common stock.
We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.
Applicable percentage ownership of our common stock before this offering is based on             shares of our Class A common stock,             shares of our Class B common stock, and no shares of our Class C common stock outstanding as of             , 2025. For purposes of the table below, we have assumed the (i) occurrence of the Capital Stock Conversion, the Class B Conversion, and the RSU Net Settlement, and (iii) that             shares of Class A common stock will be issued in this offering. The exact number of shares of our Class A common stock that will be withheld from a stockholder in connection with the RSU Net Settlement may differ based on the stockholder’s personal tax rates. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options held by that person or entity that are currently exercisable or that will become exercisable within 60 days of             , 2025 and RSUs that are expected to vest and settle within 60 days of             , 2025. Unless otherwise indicated, the address of each beneficial owner in the table below is c/o Figma, Inc., 760 Market Street, Floor 10, San Francisco, California 94102.

	Shares Beneficially Owned Before this Offering Class A		Shares Beneficially Owned Before this Offering Class B		% Total Voting Power before this Offering	Number of Shares Being Offered	Shares Beneficially Owned After this Offering Class A		Shares Beneficially Owned After this Offering Class B		% Total Voting Power after this Offering
Name of Beneficial Owner	Shares	%	Shares	%			Shares	%	Shares	%
Named Executive Officers and Directors:
Dylan Field
Shares subject to voting proxy
Total
Praveer Melwani
Shaunt Voskanian
Mamoon Hamid
Kelly A. Kramer
John Lilly
Andrew Reed
Danny Rimer
Lynn Vojvodich Radakovich
All executive officers and directors as a group (11 persons)

Other 5% or Greater Stockholders:
Entities affiliated with Index Ventures
Entities affiliated with Greylock Partners
KPCB Holdings, Inc., as nominee
Wu Wallace Family Trust
Entities affiliated with Sequoia Capital
Other Selling Stockholders
All selling stockholders who beneficially own, in the aggregate, less than 1% of our common stock
__________________
*Represents beneficial ownership of less than one percent of the shares of our common stock.

DESCRIPTION OF CAPITAL STOCK
General
The following description summarizes the most important terms of our capital stock, as they will be in effect following this offering. Because it is only a summary, it does not contain all the information that may be important to you. We expect to adopt a restated certificate of incorporation and restated bylaws that will become effective immediately prior to the completion of this offering, and this description summarizes provisions that are expected to be included in these documents. For a complete description, you should refer to our restated certificate of incorporation, restated bylaws, and our Rights Agreement, which are included as exhibits to the registration statement of which this prospectus forms a part, and to the applicable provisions of Delaware law.
Upon the completion of this offering, our authorized capital stock will consist of (a)             shares of common stock, $0.00001 par value per share, (i) of which           shares will be designated as Class A common stock, $0.00001 par value per share, (ii) of which          shares will be designated as Class B common stock, $0.00001 par value per share, and (iii) of which           shares will be designated as Class C common stock, $0.00001 par value per share, and (b)           shares of undesignated preferred stock, $0.00001 par value per share. We have no current plans to issue shares of our Class C common stock or shares of preferred stock.
Assuming the occurrence of the Capital Stock Conversion, the Class B Conversion, and the RSU Net Settlement, as of March 31, 2025, there were outstanding:
•           shares of our Class A common stock, held by           stockholders of record;
•           shares of our Class B common stock, held by           stockholders of record;
•           shares of our Class A common stock issuable upon the exercise of stock options, with a weighted-average exercise price of $     per share;
•           shares of our Class A common stock issuable upon the vesting and settlement of RSUs outstanding;
•           shares of our Class B common stock issuable upon the exercise of stock options, with an exercise price of $      per share;
•           shares of our Class B common stock issuable upon the vesting and settlement of RSUs outstanding; and
•           shares of our Class A common stock issuable upon the exercise of a warrant to purchase shares of our Class A common stock, with an exercise price of $      per share.
Common Stock
We have three series of authorized common stock, Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion.
Dividend Rights
Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of shares of our Class A common stock, Class B common stock, and Class C common stock are entitled to receive dividends out of funds legally available if our Board of

Directors, in its discretion, determines to issue dividends and then only at the times and in the amounts that our Board of Directors may determine. See the section titled “Dividend Policy.”
Voting Rights
Holders of shares of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, holders of our Class B common stock are entitled to 15 votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, and holders of our Class C common stock are not entitled to vote on all matters submitted to a vote of stockholders, unless otherwise required by law.
Following this offering, Dylan Field, our Chair of our Board of Directors, Chief Executive Officer, and President, will hold or have the ability to control approximately           % of the voting power of our outstanding capital stock, including         % of the voting power pursuant to the Wallace Proxy.
Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law. Delaware law could require either holders of our Class A common stock, our Class B common stock, or our Class C common stock to vote separately as a single class if we were to seek to amend our restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a series of our capital stock in a manner that affected its holders adversely.
In addition, our restated certificate of incorporation will provide that a separate vote of the holders of our Class B common stock will be required in connection with any amendment to the Certificate of Incorporation that would alter the rights of the Class B common stock, reclassify any shares of Class A common stock into shares senior to the Class B common stock, or authorize the issuance of any shares of capital stock with voting rights greater than one vote per share (other than the Class B common stock). We have not provided for cumulative voting for the election of directors in our restated certificate of incorporation that will become effective immediately prior to the completion of this offering.
Wallace Proxy
In March 2022, Evan Wallace and the Wu-Wallace Family Trust (each a “Grantor” and together, the “Grantors”) and Dylan Field entered into the Wallace Proxy pursuant to which each Grantor irrevocably appointed Mr. Field, with full power of substitution, as their proxy, agent, and attorney-in-fact, with complete and unlimited authority to act, in his sole discretion, on their behalf, to vote any number of Wallace Proxy Shares at any time and from time to time on all matters submitted to a vote of stockholders at a meeting of stockholders or through the solicitation of a written consent of stockholders and for any contractual voting rights that may be applicable to the Wallace Proxy Shares. Prior to any transfer, sale, pledge, encumbrance, assignment, option, distribution, or disposition, or any agreement or commitment providing therefor, of Wallace Proxy Shares or any interest in Wallace Proxy Shares, as a condition to such transfer, the transferees shall execute an irrevocable proxy in the form and on the terms of the Wallace Proxy. The Wallace Proxy shall not apply to any Wallace Proxy Shares transferred by a Grantor if, at the time of the transfer, the Grantor is transferring (i) shares of Class B common stock that, upon completion of such transfer, automatically convert into shares of Class A common stock, or (ii) shares of Class A common stock. The Wallace Proxy shall terminate upon the earlier of: (a) the liquidation, dissolution, or winding up of the business operations of our company; (b) the explicit written consent of Mr. Field; or (c) such time as no Wallace Proxy Shares are held by (x) the Grantors, (y) Mr. Wallace’s Family Members (as defined in our restated certificate of incorporation), or (z) the Grantors’ Permitted Entities (as defined in our restated certificate of incorporation).

No Preemptive or Similar Rights
Our Class A common stock, Class B common stock, and Class C common stock are not entitled to preemptive rights and are not subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon our liquidation, dissolution, or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Class A common stock, Class B common stock, and Class C common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Conversion
Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock (i) upon any transfer by the holder, whether or not for value, which occurs after the closing of this offering, except for certain permitted transfers described in our restated certificate of incorporation, including transfers to family members, certain trusts, estate planning vehicles or similar entities over which a Qualified Stockholder (as defined in our restated certificate of incorporation) holds dispositive power and voting control with respect to the shares of Class B common stock held thereby, certain Individual Retirement Accounts as defined in Section 408(a) of the Code, and certain partnerships, corporations, and other entities over which a Qualified Stockholder holds dispositive power and voting control with respect to the shares of Class B common stock held thereby and (ii) upon the Final Conversion Date. The Final Conversion Date is (a) the date fixed by our Board of Directors, which date will be no less than 61 days and no more than 180 days following the first date on which the Co-Founders each fail to satisfy the requirement that the applicable Founder, such Founder’s family members, and certain of such Founder’s permitted entities and transferees hold at least 30% of the issued and outstanding shares of Class B common stock (excluding any shares of Class B common stock that remain subject to vesting requirements at such time) owned of record thereby on the date on which this registration statement is declared effective by the SEC (the “Minimum Class B Share Ownership Condition”), it being understood that this clause (a) shall not be met if only one Founder fails to satisfy his Minimum Class B Share Ownership Condition; (b) the date that is twelve months after the death or Disability (as defined in our restated certificate of incorporation) of the last to die or become Disabled of the Co-Founders, provided, that such date may be extended but not for a total period of longer than twelve months, to a date approved by a majority of the independent directors then in office, it being understood that this clause (b) shall not be met if only one Founder has died or become Disabled; (c) the date specified by the holders of at least eighty percent (80%) of the then outstanding shares of Class B Common Stock, voting as a separate class (the “Requisite Class B Holders”), or in the affirmative written election executed by the Requisite Class B Holders; or (d) the date that is 24 months following the date on which the Co-Founders each have ceased providing services to the corporation as a director, officer, employee, and/or consultant on a continuous basis for period of more than three consecutive years; it being understood that this clause (d) shall not be met if only one Founder has ceased providing services to the corporation as a director, officer, employee, and/or consultant on a continuous basis for a period of more than three consecutive years.
After the conversion or exchange of all outstanding shares of our Class B common stock into shares of Class A common stock, any and all outstanding shares of Class C common stock will convert automatically into Class A common stock, on a share-for-share basis, on the date or time specified by the holders of a majority of the outstanding shares of Class A common stock, voting as a separate class.

Following such conversions, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical. Once converted into Class A common stock, the Class B common stock, and Class C common stock may not be reissued.
Preferred Stock
Pursuant to the provisions of our currently in effect restated certificate of incorporation, each currently outstanding share of convertible preferred stock will automatically be converted into one share of Class A common stock in connection with the closing of this offering. Following this offering, no shares of convertible preferred stock will be outstanding.
Following this offering, our Board of Directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series, and to fix the designation, powers, preferences, and rights of the shares of each series and any of its qualifications, limitations, or restrictions, in each case without further vote or action by our stockholders. Our Board of Directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. The number of authorized shares of our preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by a vote of the holders of stock entitled to vote thereon, without a separate vote of the holders of the preferred stock, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a separate vote of the holders of one or more series is required pursuant to the terms of any applicable certificate of designation. Our Board of Directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in our control and might adversely affect the market price of our Class A common stock and the voting and other rights of the holders of our Class A common stock and Class B common stock. We have no current plan to issue any shares of preferred stock.
Options
As of March 31, 2025, we had outstanding stock options to purchase an aggregate of 23,057,048 shares of our Class A common stock under our 2012 Plan, with a weighted-average exercise price of $9.77 per share.
As of March 31, 2025, we had outstanding stock options to purchase an aggregate of 811,896 shares of our Class B common stock under our 2021 Plan, with an exercise price of $23.19 per share.
Warrants
As of March 31, 2025, we had outstanding warrants to purchase 260,580 shares of our Class A common stock, with a weighted-average exercise price of $0.08 per share.
RSUs
As of March 31, 2025, we had outstanding RSUs that may be settled for an aggregate of 58,739,038 shares of our Class A common stock under our 2012 Plan. After March 31, 2025, we granted RSUs that may be settled for an aggregate of        shares of our Class A common stock under our 2012 Plan.

As of March 31, 2025, we had outstanding RSUs that may be settled for an aggregate of 19,125,000 shares of our Class B common stock under our 2021 Plan. After March 31, 2025, we granted RSUs that may be settled for an aggregate of          shares of our Class B common stock under our 2021 Plan.
In connection with the RSU Net Settlement, we will issue                shares of our Class A common stock, after withholding an aggregate of                shares of Class A common stock, to satisfy associated estimated tax withholding and remittance obligations.
Registration Rights
Following the completion of this offering, certain holders of shares of our Class A common stock and Class B common stock or their permitted transferees will be entitled to rights with respect to the registration of their shares under the Securities Act. These rights are provided under the terms of our Rights Agreement, which was entered into in connection with our convertible preferred stock financings, and include demand registration rights, Form S-3 registration rights, and piggyback registration rights. In any registration made pursuant to our Rights Agreement, all fees, costs, and expenses of underwritten registrations will be borne by us and all selling expenses, including estimated underwriting discounts, selling commissions, stock transfer taxes, and fees and disbursements of counsel for any holder will be borne by the holders of the shares being registered, provided, however, that we will pay the reasonable fees and disbursements of one counsel to any selling holders not to exceed $50,000.
The registration rights terminate (i) five years following the completion of this offering, (ii) upon a Liquidation Event (as defined in our current restated certificate of incorporation), or (iii) with respect to any particular stockholder, at the time that such stockholder (a) can sell all of its registrable securities (as defined in our Rights Agreement) under Rule 144(b)(1)(i) of the Securities Act or any successor rule thereto, or (b) owns less than 1% of our securities and can sell all of its registrable securities without any restriction on volume or manner of sale in any three-month period pursuant to Rule 144 of the Securities Act or any successor rule thereto.
Demand Registration Rights
Following the completion of this offering, holders of           shares of our Class A common stock will be entitled to demand registration rights at any time after 180 days after the effective date of the registration statement of which this prospectus forms a part. Under the terms of our Rights Agreement, we will be required, upon the request of holders representing a majority of the then-outstanding shares that are entitled to registration rights under our Rights Agreement, to file a registration statement on Form S-1 to register, as soon as practicable and in any event within 40 days of the date of the request, all or a portion of these shares for public resale, if the aggregate price to the public of the shares offered is at least $25.0 million, net of selling expenses. We are required to effect only two registrations pursuant to this provision of the Rights Agreement. We may postpone the filing of a registration statement no more than once during any twelve-month period for a period of not more than 90 days if our Board of Directors determines that the filing would be seriously detrimental to us. We are not required to effect a demand registration under certain additional circumstances specified in our Rights Agreement.
Form S-3 Registration Rights
Following the completion of this offering, holders of           shares of our Class A common stock will be entitled to Form S-3 registration rights. The holders representing at least 25% of the then-outstanding shares having registration rights can request that we register all or part of their shares on Form S-3 if we are eligible to file a registration statement on Form S-3 and if the aggregate price to the public of the shares offered is at least $5.0 million. The holders may only require us to effect at most two registration statements on Form S-3 in any twelve-month period. We may postpone the filing of a registration statement on Form S-3 no more than once during any twelve-month period for a period of not more than 90 days if our Board of Directors determines that the filing would be seriously detrimental to us.
Piggyback Registration Rights
If we register any of our securities for public sale, holders of            shares of our Class A common stock having registration rights will have the right to include their shares in the registration statement. However, this right does not apply to a registration relating to employee benefit plans, a registration relating to an SEC Rule 145 transaction, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of our common stock, or a registration in which the only common stock being registered is common stock issuable upon conversion of debt securities that are also being registered. The underwriters of any underwritten offering will have the right to limit the number of shares registered by these holders if they determine that marketing factors require limitation, in which case the number of shares to be registered will be apportioned pro rata among these holders, according to the total amount of securities entitled to be included by each holder. However, the number of shares to be registered by these holders cannot be reduced (i) unless all other securities (other than securities to be sold by us) are first excluded from the offering or (ii) below 30% of the total shares covered by the registration statement, other than in the initial public offering.
Anti-Takeover Provisions
The provisions of the DGCL, our restated certificate of incorporation, and our restated bylaws that will become effective immediately prior to the completion of this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our Board of Directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•before the stockholder became interested, our Board of Directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•at or after the time the stockholder became interested, the business combination was approved by our Board of Directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.
Section 203 defines a business combination to include:
•any merger or consolidation involving the corporation and the interested stockholder;
•any sale, transfer, lease, pledge, or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
•subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and
•the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Restated Certificate of Incorporation and Restated Bylaw Provisions
Our restated certificate of incorporation and our restated bylaws that will become effective immediately prior to the completion of this offering will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our Board of Directors or our governance or policy, including the following:
•Multi-Class Common Stock. As described above in the section titled “—Common Stock—Voting Rights,” our restated certificate of incorporation will provide for a multi-class common stock structure pursuant to which holders of our Class B common stock will have the ability to control the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets. Mr. Field will have the ability to exercise control over those matters.
•Board of Directors Vacancies. Our restated certificate of incorporation and our restated bylaws will authorize generally only our Board of Directors to fill vacant directorships resulting from any cause or created by the expansion of our Board of Directors. In addition, the number of directors constituting our Board of Directors may be set only by resolution adopted by a majority vote of our entire Board of Directors. These provisions prevent a stockholder from increasing the size of our Board of Directors and gaining control of our Board of Directors by filling the resulting vacancies with its own nominees.
•Classified Board. Our restated certificate of incorporation and our restated bylaws will provide that our Board of Directors is classified into three classes of directors. The existence of a classified Board of Directors could delay a successful tender offeror from obtaining majority control of our Board of Directors, and the prospect of that delay might deter a potential offeror. For additional information, see the section titled “Management—Classified Board of Directors.”
•Directors Removed Only for Cause. Our restated certificate of incorporation will provide that stockholders may remove directors only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the then-outstanding capital stock.
•Supermajority Requirements for Amendments of Our Restated Certificate of Incorporation and Restated Bylaws. Our restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend certain provisions of our restated certificate of incorporation, including provisions relating to the classified board, the size of our Board of Directors, removal of directors, special meetings, actions by written consent, and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of all of the then outstanding shares of capital stock will be required to amend or repeal our restated bylaws, although our restated bylaws may be amended by a simple majority vote of our Board of Directors. Additionally, in the case of any proposed adoption, amendment, or repeal of any provisions of the restated bylaws that is approved by our Board of Directors and submitted to the stockholders for adoption, if two-thirds of our Board of Directors has approved such adoption, amendment, or repeal of any provisions of our restated bylaws, then only the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock shall be required to adopt, amend, or repeal any provision of our restated bylaws.
•Stockholder Action; Special Meetings of Stockholders. Our restated certificate of incorporation will provide that our stockholders may not take action by written consent but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our restated bylaws. Our restated certificate of incorporation and our restated bylaws will provide that special meetings of our stockholders may be called only by a majority of our Board of Directors, the chair of our Board of Directors, or our chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
•Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. Our restated bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
•No Cumulative Voting. The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our restated certificate of incorporation and restated bylaws will not provide for cumulative voting.
•Issuance of Undesignated Preferred Stock. We anticipate that after the filing of our restated certificate of incorporation, our Board of Directors will have the authority, without further action by the stockholders, to issue up to           shares of undesignated preferred

stock with rights and preferences, including voting rights, designated from time to time by our Board of Directors. The existence of authorized but unissued shares of preferred stock enables our Board of Directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.
•Choice of Forum. In addition, our restated bylaws will provide that, to the fullest extent permitted by law, the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our restated certificate of incorporation, or our restated bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any to interpret, apply, enforce, or determine the validity of the restated certificate of incorporation or restated bylaws. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. Our restated bylaws will also contain a Federal Forum Provision. While there can be no assurance that federal or state courts will follow the holding of the Supreme Court of the State of Delaware which recently found that such provisions are facially valid under Delaware law or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our stockholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court. As Section 22 of the Securities Act creates concurrent jurisdiction for U.S. federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Further, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, the Federal Forum Provision applies, to the fullest extent permitted by law, to suits brought to enforce any duty or liability created by the Exchange Act. Accordingly, actions by our stockholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court. Our stockholders will not be deemed to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities shall be deemed to have notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. These provisions may limit a stockholder’s ability to bring a claim in a judicial forum of their choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. If a court were to find the Federal Forum Provision in our restated bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business.
Transfer Agent and Registrar
Upon the completion of this offering, the transfer agent and registrar for our Class A common stock, Class B common stock, and Class C common stock will be Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021.
Exchange Listing
We intend to apply to list our Class A common stock on the NYSE under the symbol “FGMA.”

SHARES ELIGIBLE FOR FUTURE SALE
Before this offering, there has been no public market for our Class A common stock, and we cannot predict the effect, if any, that market sales of shares of our Class A common stock or the availability of shares of our Class A common stock for sale will have on the market price of our Class A common stock prevailing from time to time.
Nevertheless, sales of substantial amounts of our Class A common stock, including shares issued upon exercise of outstanding stock options or settlement of RSUs, in the public market following this offering, or the possibility of these sales or issuances occurring, could adversely affect market prices prevailing from time to time and could impair our ability to raise equity capital.
Upon the completion of this offering, based on the           shares of our capital stock outstanding as of March 31, 2025, and after giving effect to (i) the filing and effectiveness of our restated certificate of incorporation, which will occur immediately prior to the completion of this offering, (ii) the Capital Stock Conversion, (iii) the Class B Conversion, and (iv) the RSU Net Settlement, we will have a total of           shares of our Class A common stock outstanding,           shares of our Class B common stock outstanding, and no shares of our Class C common stock outstanding. Of these outstanding shares, all of the shares of the Class A common stock sold in this offering will be freely tradable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, only would be able to be sold in compliance with the Rule 144 limitations described below.
The remaining outstanding shares of our Class A and Class B common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 promulgated under the Securities Act, which rules are summarized below.
As a result of the lock-up and market standoff agreements described herein and the provisions of our Rights Agreement described in the section titled “Description of Capital Stock—Registration Rights,” and subject to the provisions of Rule 144 or Rule 701, shares of our common stock will be available for sale in the public market as follows:
•beginning on the date of this prospectus,           shares of our Class A common stock sold in this offering will be immediately available for sale in the public market; and
•beginning           days after the date of this prospectus, subject to extension as described in the section titled “Underwriters” below,           additional shares will become eligible for sale in the public market, of which           shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.
Lock-Up and Market Standoff Agreements
We, all of our directors, executive officers, the selling stockholders, and the holders of substantially all of our outstanding equity securities, have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for           days after the date of this prospectus without first obtaining the prior written consent of           on behalf of the underwriters. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, see the section titled “Underwriters.”
Prior to the completion of the offering, certain of our employees, including our executive officers, and/or directors may enter into written trading plans that are intended to comply with

Rule 10b5-1 under the Securities Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements.
The remaining holders of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, have not entered into lock-up agreements with the underwriters and, therefore, are not subject to the restrictions described above. These holders are subject to market standoff agreements with us that restrict their ability to transfer shares of our outstanding common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our common stock, and we will not waive any of the restrictions of such market standoff agreements with respect to our employees prior to           .
Rule 144
In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up and market standoff agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately shares immediately after this offering; or
•the average weekly trading volume of our Class A common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation, or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701, subject to the expiration of the lock-up and market standoff agreements described herein.

Registration Statements
As soon as practicable after the completion of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act covering all of the shares of our Class A common stock subject to outstanding options and RSUs and the shares of our Class A common stock reserved for issuance under our equity incentive plans. We expect to file this registration statement as soon as permitted under the Securities Act. However, the shares registered on Form S-8 may be subject to the volume limitations and the manner of sale, notice, and public information requirements of Rule 144 and will not be eligible for resale until expiration of the lock-up and market standoff agreements to which they are subject.
Registration Rights
We have granted demand, piggyback, and Form S-3 registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. For a further description of these rights, see the section titled “Description of Capital Stock—Registration Rights.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. HOLDERS OF OUR CLASS A COMMON STOCK
The following summary describes the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our Class A common stock acquired in this offering by Non-U.S. Holders (as defined below). This discussion does not address all aspects of U.S. federal income taxes, does not discuss the potential application of the alternative minimum tax, the Medicare contribution tax on net investment income, or the special tax accounting rules under Section 451(b) of the Code, and does not deal with any state or local taxes, U.S. federal gift or estate tax laws (except to the limited extent provided below), or any non-U.S. tax consequences that may be relevant to Non-U.S. Holders in light of their particular circumstances.
Special rules different from those described below may apply to certain Non-U.S. Holders that are subject to special treatment under the Code, such as:
•insurance companies, banks, and other financial institutions;
•tax-exempt organizations, including private foundations, and tax-qualified retirement plans;
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds;
•non-U.S. governments and international organizations;
•dealers and traders in securities;
•U.S. expatriates and certain former citizens or long-term residents of the United States;
•persons that own, or are deemed to own, more than 5% of our Class A common stock;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•persons that hold our Class A common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security,” or integrated investment or other risk reduction strategy;
•persons who do not hold our Class A common stock as a capital asset within the meaning of Section 1221 of the Code (generally, for investment purposes); and
•partnerships and other pass-through entities and arrangements, and investors in such pass-through entities and arrangements, regardless of their places of organization or formation.
Such Non-U.S. Holders are urged to consult their tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them of the acquisition, ownership, and disposition of our Class A common stock.
Furthermore, the discussion below is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, judicial decisions thereunder, and rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”) all as of the date hereof, and such authorities may be repealed, revoked, or modified, possibly retroactively, and are subject to differing interpretations which could result in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences described herein or that any such contrary position would not be sustained by a court.

PERSONS CONSIDERING THE PURCHASE OF OUR CLASS A COMMON STOCK PURSUANT TO THIS OFFERING SHOULD CONSULT THEIR TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK IN LIGHT OF THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION, INCLUDING ANY STATE, LOCAL, OR NON-U.S. TAX CONSEQUENCES OR ANY U.S. FEDERAL NON-INCOME TAX CONSEQUENCES, AND THE POSSIBLE APPLICATION OF TAX TREATIES.
For purposes of this discussion, a Non-U.S. Holder is a beneficial owner of our Class A common stock that is not a U.S. Holder or a partnership or other pass-through entity or arrangement for U.S. federal income tax purposes. A U.S. Holder means a beneficial owner of our Class A common stock that is, for U.S. federal income tax purposes, (1) an individual who is a citizen or resident of the United States, (2) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons (within the meaning of Section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
If you are an individual non-U.S. citizen, you may be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year are counted. Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of our Class A common stock.
Distributions
We do not have current plans to pay any dividends on our capital stock in the foreseeable future (see the section titled “Dividend Policy” above). If we do make distributions on our Class A common stock, however, such distributions made to a Non-U.S. Holder will constitute dividends for U.S. tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in our Class A common stock. Any remaining excess will be treated as gain realized on the sale or exchange of our Class A common stock as described below under the section titled “—Gain on Disposition of Our Class A Common Stock.”
Any distribution on our Class A common stock that is treated as a dividend paid to a Non-U.S. Holder that is not effectively connected with the holder’s conduct of a trade or business in the United States will generally be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. To obtain a reduced rate of withholding tax under an applicable income tax treaty, a Non-U.S. Holder generally will be required to provide the applicable withholding agent with a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or other appropriate form, certifying the Non-U.S. Holder’s entitlement to benefits under that income tax treaty. Such form must be provided prior to the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to such agent. The holder’s agent will then be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If you are eligible for a reduced rate of U.S. withholding tax under an income tax treaty, you should consult with your tax advisor to determine if you are able to obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS.
We generally are not required to withhold tax on dividends paid to a Non-U.S. Holder that are effectively connected with the holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the holder maintains in the United States) if a properly executed IRS Form W-8ECI, stating that the dividends are so connected, is furnished to the applicable withholding agent. In general, such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A corporate Non-U.S. Holder receiving effectively connected dividends may also be subject to an additional “branch profits tax,” which is imposed, under certain circumstances, at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, on the corporate Non-U.S. Holder’s effectively connected earnings and profits, subject to certain adjustments. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
See also the section titled “—Foreign Accounts” for additional withholding rules that may apply to dividends paid to certain foreign financial institutions or non-financial foreign entities.
Gain on Disposition of Our Class A Common Stock
Subject to the discussions below under the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Accounts,” a Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on a sale or other disposition of our Class A common stock unless (1) the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.), (2) the Non-U.S. Holder is a nonresident alien individual and is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, or (3) we are or have been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or the Non-U.S. Holder’s holding period in the Class A common stock.
If you are a Non-U.S. Holder, gain described in (1) above will be subject to tax on the net gain derived from the sale at the regular U.S. federal income tax rates applicable to U.S. persons. If you are a corporate Non-U.S. Holder, gain described in (1) above may also be subject to the additional branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual Non-U.S. Holder described in (2) above, you will be required to pay a flat 30% income tax on the gain derived from the sale, which gain may be offset by certain U.S. source capital losses (even though you are not considered a resident of the United States), provided you have timely filed U.S. federal income tax returns with respect to such losses. With respect to (3) above, in general, we would be a United States real property holding corporation if United States real property interests (as defined in the Code and the Treasury Regulations) comprised (by fair market value) at least half of our worldwide real property and our other assets which are used or held for use in a trade or business. We believe that we are not, and do not anticipate becoming, a U.S. real property holding corporation. However, there can be no assurance that we will not become a U.S. real property holding corporation in the future. Even if we are treated as a U.S. real property holding corporation, gain realized by a Non-U.S. Holder on a disposition of our Class A common stock will not be subject to U.S. federal income tax so long as (1) the Non-U.S. Holder owned, directly, indirectly, and constructively, no more than five percent of our Class A common stock at all times within the shorter of (i) the five-year period preceding the disposition or (ii) the Non-U.S. Holder’s holding period and (2) our Class A common stock is regularly traded on an established securities market for purposes of the relevant rules. There can be no assurance that our Class A common stock will qualify as regularly traded on an established securities market for this purpose.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our Class A common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their tax advisors regarding the U.S. federal estate tax consequences of the acquisition, ownership, or disposition of our Class A common stock.
Backup Withholding and Information Reporting
Generally, we or an applicable withholding agent must report information to the IRS with respect to any distributions we pay on our Class A common stock, including the amount of any such distributions, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder to whom any such distributions are paid. Pursuant to tax treaties or certain other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.
Dividends paid by us or our paying agents to a Non-U.S. Holder may also be subject to U.S. backup withholding. U.S. backup withholding generally will not apply to a Non-U.S. Holder who provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise establishes an exemption, provided that the applicable withholding agent does not have actual knowledge or reason to know the holder is a U.S. person.
Under current U.S. federal income tax law, U.S. information reporting and backup withholding requirements generally will apply to the proceeds of a disposition of our Class A common stock effected by or through a U.S. office of any broker, U.S. or non-U.S., unless the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable, or otherwise meets documentary evidence requirements for establishing non-U.S. person status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding requirements will not apply to a payment of disposition proceeds to a Non-U.S. Holder where the transaction is effected outside the U.S. through a non-U.S. office of a non-U.S. broker. Information reporting and backup withholding requirements may, however, apply to a payment of disposition proceeds if the broker has actual knowledge, or reason to know, that the holder is, in fact, a U.S. person. For information reporting purposes only, certain brokers with substantial U.S. ownership or operations will generally be treated in a manner similar to U.S. brokers.
Backup withholding is not an additional tax. If backup withholding is applied to you, you should consult with your tax advisor to determine whether you are able to obtain a tax refund or credit of the overpaid amount.

Foreign Accounts
In addition, U.S. federal withholding taxes may apply under the Foreign Account Tax Compliance Act (“FATCA”) on certain types of payments, including dividends on our Class A common stock, made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution agrees to undertake certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial U.S. owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% tax on certain payments to non-compliant foreign financial institutions and certain other account holders. The 30% federal withholding tax described in this paragraph is not generally subject to reduction under income tax treaties with the United States. However, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. While under the applicable Treasury Regulations and administrative guidance, withholding taxes under FATCA generally also would have applied to payments of gross proceeds from the sale or other disposition of Class A common stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. The preamble to the proposed regulations specifies that taxpayers are permitted to rely on such proposed regulations pending finalization.
Prospective investors should consult their tax advisors regarding the potential application of withholding taxes under FATCA to their investment in our Class A common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF ACQUIRING, OWNING, AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX, AND THE POSSIBLE APPLICATION OF TAX TREATIES.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement to be dated the date of this prospectus, the underwriters named below, for whom                 are acting as representatives, will severally agree to purchase, and we and the selling stockholders will agree to sell to them, severally, the number of shares of Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
Allen & Company LLC
Total
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters will offer the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters will be obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters will not be required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We will grant to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These

amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                shares of Class A common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders	$	$	$
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             . We will agree to reimburse the underwriters for certain of their expenses up to $                . In addition, the underwriters are expected to reimburse us for approximately $          million of our expenses in connection with this offering.
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
We intend to apply to list our Class A common stock on the NYSE under the trading symbol “FGMA.” This offering is contingent upon final approval of our listing of our Class A common stock on the NYSE.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or slow a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling stockholders, and the underwriters will agree to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings, and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of Class A common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of Class A common stock be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy Class A common stock offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the EEA (each a “Relevant State”), no shares of Class A common stock have been offered or will be offered pursuant to this offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of Class A common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that

Relevant State, all in accordance with the Prospectus Regulation, except that offers of shares of Class A common stock may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
1.to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;
2.to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the underwriters; or
3.in any other circumstances falling within Article 1(4) of the Prospectus Regulation;
provided that no such offer of shares of Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares of Class A common stock or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and to us that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares of Class A common stock being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares of Class A common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of Class A common stock to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer to the public” in relation to shares of Class A common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the UK
No shares of Class A common stock have been offered or will be offered pursuant to this offering to the public in the UK prior to the publication of a prospectus in relation to the shares of Class A common stock which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc (EU Exit) Regulations 2019/1234, except that the shares of Class A common stock may be offered to the public in the UK at any time:
1.to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;
2.to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or
3.in any other circumstances falling within Section 86 of the FSMA;
provided that no such offer of the shares of Class A common stock shall require the Issuer or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of Class A common stock in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares of Class A common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the UK, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of Class A common stock in the UK within the meaning of the Financial Services and Markets Act 2000.
Any person in the UK that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the UK, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Notice to prospective investors in Canada
The shares of Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
This prospectus does not constitute an offer to the public or a solicitation to purchase or invest in any shares of Class A common stock. No shares of Class A common stock have been offered or will be offered to the public in Switzerland, except that offers of shares of Class A common stock may be made to the public in Switzerland at any time under the following exemptions under the Swiss Financial Services Act (“FinSA”):
1.to any person which is a professional client as defined under the FinSA;

2.to fewer than 500 persons (other than professional clients as defined under the FinSA), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or
3.in any other circumstances falling within Article 36 FinSA in connection with Article 44 of the Swiss Financial Services Ordinance, provided that no such offer of shares shall require us or any investment bank to publish a prospectus pursuant to Article 35 FinSA.
The shares of Class A common stock have not been and will not be listed or admitted to trading on a trading venue in Switzerland.
Neither this document nor any other offering or marketing material relating to the shares of Class A common stock constitutes a prospectus as such term is understood pursuant to the FinSA and neither this document nor any other offering or marketing material relating to the shares of Class A common stock may be publicly distributed or otherwise made publicly available in Switzerland.
Notice to prospective investors in the Dubai International Financial Centre
This document relates to an Exempt Offer in accordance with the Markets Law, DIFC Law No. 1 of 2012, as amended. This document is intended for distribution only to persons of a type specified in the Markets Law, DIFC Law No. 1 of 2012, as amended. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority (“DFSA”) has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The shares of Class A common stock to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of Class A common stock offered should conduct their own due diligence on such shares. If you do not understand the contents of this document, you should consult an authorized financial advisor.
In relation to its use in the Dubai International Financial Centre (the “DIFC”), this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and it may not be reproduced or used for any other purpose. The interests in the shares of Class A common stock may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in the United Arab Emirates
The shares of Class A common stock have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the DIFC) other than in compliance with the laws of the United Arab Emirates (and the DIFC) governing the issue, offering, and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the DIFC) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, Financial Services Regulatory Authority, or the DFSA.
Notice to prospective investors in Australia
This prospectus:
1.does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);
2.has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
3.may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).
The shares of Class A common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of Class A common stock may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares of Class A common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of Class A common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of Class A common stock under this prospectus will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those shares for resale in Australia within twelve months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of Class A common stock you undertake to us that you will not, for a period of twelve months from the date of issue of such shares, offer, transfer, assign, or otherwise alienate those shares of Class A common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in Japan
The shares of Class A common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of Class A common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in Hong Kong
The shares of Class A common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the shares of Class A common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to prospective investors in Singapore
Each underwriter has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each underwriter has represented and agreed that it has not offered or sold any shares of Class A common stock or caused such shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of Class A common stock or cause such shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock, whether directly or indirectly, to any person in Singapore other than:
1.to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;
2.to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
3.otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of Class A common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
1.a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
2.a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
1.to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA;
2.where no consideration is or will be given for the transfer;
3.where the transfer is by operation of law;
4.as specified in Section 276(7) of the SFA; or
5.as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of Class A common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Bermuda
Shares of Class A common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.
Notice to prospective investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Rules on the Offer of Securities and Continuing Obligations Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 3-123-2017 dated 27 December 2017, as amended. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the shares of Class A common stock offered hereby should conduct their own due diligence on the accuracy of the information relating to the shares of Class A common stock. If you do not understand the contents of this document, you should consult an authorised financial adviser.
Notice to prospective investors in the British Virgin Islands
The shares of Class A common stock are not being, and may not be, offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of us. The shares of Class A common stock may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands) (“BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.
Notice to prospective investors in China
This prospectus will not be circulated or distributed in the PRC and the shares of Class A common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly, to any residents of the PRC (for such purposes, not including the Hong Kong and Macau Special Administrative Regions or Taiwan), except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to prospective investors in Korea
The shares of Class A common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares of Class A common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of Class A common stock may be offered, sold or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares of Class A common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of Class A common stock. By the purchase of the shares of Class A common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of Class A common stock pursuant to the applicable laws and regulations of Korea.

Notice to prospective investors in Malaysia
No prospectus or other offering material or document in connection with the offer and sale of the shares of Class A common stock has been or will be registered with the Securities Commission of Malaysia (the “Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares of Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services Licence; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for, or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.
Notice to prospective investors in Taiwan
The shares of Class A common stock have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued, or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorised to offer, sell, give advice regarding, or otherwise intermediate the offering and sale of the shares of Class A common stock in Taiwan.
Notice to prospective investors in South Africa
Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares of Class A common stock in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares of Class A common stock are not offered, and the offer shall not be transferred, sold, renounced, or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:
Section 96 (1) (a). The offer, transfer, sale, renunciation or delivery is to:
(i).persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;
(ii).the South African Public Investment Corporation;
(iii).persons or entities regulated by the Reserve Bank of South Africa;
(iv).authorised financial service providers under South African law;
(v).financial institutions recognized as such under South African law;
(vi).a wholly-owned subsidiary of any person or entity contemplated in (iii), (iv) or (v), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or
(vii).any combination of the person in (i) to (vi); or
Section 96 (1) (b). The total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.
Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.
Notice to prospective investors in Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968 (the “Israeli Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”) to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million, and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), or, collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of the same and agree to it.
Notice to prospective investors in Brazil
The offer and sale of the securities have not been and will not be registered with the Brazilian securities commission (Comissão de Valores Mobiliários, or “CVM”) and, therefore, will not be carried out by any means that would constitute a public offering in Brazil under CVM resolution no 160, dated 13 July 2022, as amended (“CVM resolution 160”) or unauthorized distribution under Brazilian laws and regulations. The securities may only be offered to Brazilian professional investors (as defined by applicable CVM regulation), who may only acquire the securities through a non-Brazilian account, with settlement outside Brazil in non-Brazilian currency. The trading of these securities on regulated securities markets in Brazil is prohibited.

LEGAL MATTERS
Fenwick & West LLP, Mountain View, California, which has acted as our counsel in connection with this offering, will pass upon the validity of the issuance of the shares of our Class A common stock offered by this prospectus. Latham & Watkins LLP, Menlo Park, California, is acting as counsel to the underwriters. Whalen LLP, Newport Beach, California, has acted as counsel for the selling stockholders in connection with certain legal matters related to this offering.

EXPERTS
Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2023 and 2024, and for each of the two years in the period ended December 31, 2024, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits filed therewith. For further information about us and our Class A common stock offered hereby, reference is made to the registration statement and the exhibits filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance, we refer you to the copy of such contract or other document filed as an exhibit to the registration statement. We currently do not file periodic reports with the SEC.
Upon completion of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.
We also maintain a website at www.figma.com. Upon the completion of this offering, you may access these materials at our website free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained in, or that can be accessed through, our website is not a part of, and is not incorporated into, this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Figma, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Figma, Inc. (the Company) as of December 31, 2023 and 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the years then ended and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2024, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2019.
San Jose, California
April 15, 2025

FIGMA, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for par value)

	As of December 31,
	2023	2024	As of March 31, 2025
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$1,270,178	$486,954	$618,581
Marketable securities	148,973	970,883	923,224
Accounts receivable, net	90,092	131,315	113,133
Prepaid expenses and other current assets	28,364	48,873	59,596
Total current assets	1,537,607	1,638,025	1,714,534
Property and equipment, net	11,632	15,017	16,994
Intangible assets, net	3,116	2,511	2,264
Goodwill	11,398	11,398	11,398
Operating lease right-of-use assets	13,674	28,806	66,687
Restricted cash	3,931	3,631	9,799
Other assets	20,555	93,760	93,079
Total assets	$1,601,913	$1,793,148	$1,914,755
Liabilities and stockholders’ equity
Accounts payable	$3,687	$4,163	$3,936
Accrued and other current liabilities	268,329	31,119	39,780
Accrued compensation and benefits	6,948	19,377	22,880
Operating lease liabilities, current	12,455	10,937	11,210
Deferred revenue	253,635	381,363	406,636
Total current liabilities	545,054	446,959	484,442
Operating lease liabilities, non-current	2,141	17,833	55,572
Other non-current liabilities	11,572	4,303	4,377
Total liabilities	558,767	469,095	544,391
Commitments and contingencies (Note 8)
Stockholders’ equity:
Convertible preferred stock, $0.00001 par value per share; 247,861 shares authorized; 247,819, 245,999, and 245,999 shares issued and outstanding as of December 31, 2023 and 2024, and March 31, 2025 (unaudited), respectively	332,185	329,441	329,441
Class A common stock, $0.00001 par value per share; 567,000, 571,000, and 586,500 shares authorized; 80,087, 124,159, and 124,313 shares issued and outstanding as of December 31, 2023 and 2024, and March 31, 2025 (unaudited), respectively	—	1	1

	As of December 31,
	2023	2024	As of March 31, 2025
			(unaudited)
Class B common stock, $0.00001 par value per share; 118,956 shares authorized; 90,911, 90,747, and 90,747 shares issued and outstanding as of December 31, 2023 and 2024, and March 31, 2025 (unaudited), respectively	—	—	—
Additional paid in capital	170,628	1,186,207	1,186,815
Accumulated other comprehensive income	265	1,314	2,135
Retained earnings (accumulated deficit)	540,068	(192,910)	(148,028)
Total stockholders’ equity	1,043,146	1,324,053	1,370,364
Total liabilities and stockholders’ equity	$1,601,913	$1,793,148	$1,914,755
See accompanying notes to the consolidated financial statements.

FIGMA, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Revenue	$504,874	$749,011	$156,229	$228,199
Cost of revenue(1)	44,500	87,514	12,790	19,452
Gross profit	460,374	661,497	143,439	208,747
Operating expenses(1):
Research and development	164,774	751,120	52,711	69,925
Sales and marketing	201,377	472,076	55,334	68,840
General and administrative	167,679	315,734	22,873	30,233
Total operating expenses	533,830	1,538,930	130,918	168,998
Income (loss) from operations	(73,456)	(877,433)	12,521	39,749
Other income, net	1,019,375	84,362	17,185	7,274
Income (loss) before income taxes	945,919	(793,071)	29,706	47,023
Provision for (benefit from) income taxes	208,078	(60,951)	16,181	2,141
Net income (loss)	$737,841	$(732,120)	$13,525	$44,882
Less: net income attributable to participating securities	(451,982)	—	(13,525)	(36,271)
Net income (loss) attributable to common stockholders	$285,859	$(732,120)	$—	$8,611
Net income (loss) per share, basic and diluted:
Net income (loss) per share, basic	$1.70	$(3.74)	$—	$0.04
Net income (loss) per share, diluted	$1.62	$(3.74)	$—	$0.04
Weighted-average shares outstanding used in computing net income (loss) per share attributable to common stockholders, basic	168,399	195,612	170,625	214,883
Weighted-average shares outstanding used in computing net income (loss) per share attributable to common stockholders, diluted	187,207	195,612	170,625	231,076
__________________
(1) Includes stock-based compensation, net of amounts capitalized, as follows:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Cost of revenue	$37	$27,893	$1	$—
Research and development	1,890	511,259	543	197
Sales and marketing	253	206,830	11	—
General and administrative	523	201,571	52	—
See accompanying notes to the consolidated financial statements.

FIGMA, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Net income (loss)	$737,841	$(732,120)	$13,525	$44,882
Other comprehensive income, net of tax:
Change in unrealized gain on available-for-sale securities	706	1,049	(624)	821
Comprehensive income (loss)	$738,547	$(731,071)	$12,901	$45,703
See accompanying notes to the consolidated financial statements.

FIGMA, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(In thousands)

	Convertible preferred stock		Class A and Class B Common stock		Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings (accumulated deficit)	Total stockholders’ equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2022	247,819	$332,185	170,377	$—	$151,809	$(441)	$(197,421)	$286,132
Cumulative effect of adoption of ASC 326	—	—	—	—	—	—	(352)	(352)
Exercise of stock options	—	—	7	—	2	—	—	2
Vesting of early exercised stock options	—	—	—	—	1,131	—	—	1,131
Repurchases of common stock	—	—	(9)	—	—	—	—	—
Stock issued in connection with acquisitions	—	—	623	—	14,887	—	—	14,887
Stock-based compensation	—	—	—	—	2,799	—	—	2,799
Other comprehensive income	—	—	—	—	—	706	—	706
Net income	—	—	—	—	—	—	737,841	737,841
Balance at December 31, 2023	247,819	$332,185	170,998	$—	$170,628	$265	$540,068	$1,043,146
Exercise of stock options	—	—	5,116	—	2,394	—	—	2,394
Vesting of early exercised stock options	—	—	—	—	139	—	—	139
Repurchases of common stock	—	—	(131)	—	(3)	—	(858)	(861)
Stock-based compensation	—	—	—	—	950,427	—	—	950,427
Issuance of common stock upon the vesting of restricted stock units	—	—	34,614	—	—	—	—	—
Shares withheld for taxes upon the vesting of restricted stock units	—	—	(18,067)	—	(419,032)	—	—	(419,032)
Issuance of common stock to investors upon closing of RSU release primary financing	—	—	18,064	1	418,967	—	—	418,968
Conversion of convertible preferred stock to Class A common stock in connection with tender offer	(1,820)	(2,744)	1,820	—	2,744	—	—	—
Proceeds from issuance of common stock, net of issuance costs	—	—	2,492	—	59,943	—	—	59,943
Other comprehensive income	—	—	—	—	—	1,049	—	1,049
Net loss	—	—	—	—	—	—	(732,120)	(732,120)
Balance at December 31, 2024	245,999	$329,441	214,906	$1	$1,186,207	$1,314	$(192,910)	$1,324,053

	Convertible preferred stock		Class A and Class B Common stock		Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings (accumulated deficit)	Total stockholders’ equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2023	247,819	$332,185	170,998	$—	$170,628	$265	$540,068	$1,043,146
Exercise of stock options (unaudited)	—	—	137	—	40	—	—	40
Vesting of early exercised stock options (unaudited)	—	—	—	—	139	—	—	139
Stock-based compensation (unaudited)	—	—	—	—	694	—	—	694
Other comprehensive loss (unaudited)	—	—	—	—	—	(624)	—	(624)
Net income (unaudited)	—	—	—	—	—	—	13,525	13,525
Balance at March 31, 2024 (unaudited)	247,819	$332,185	171,135	$—	$171,501	$(359)	$553,593	$1,056,920

	Convertible preferred stock		Class A and Class B Common stock		Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings (accumulated deficit)	Total stockholders’ equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2024	245,999	$329,441	214,906	$1	$1,186,207	$1,314	$(192,910)	$1,324,053
Exercise of stock options (unaudited)	—	—	154	—	339	—	—	339
Stock-based compensation (unaudited)	—	—	—	—	281	—	—	281
Other (unaudited)	—	—	—	—	(12)	—	—	(12)
Other comprehensive income (unaudited)	—	—	—	—	—	821	—	821
Net income (unaudited)	—	—	—	—	—	—	44,882	44,882
Balance at March 31, 2025 (unaudited)	245,999	$329,441	215,060	$1	$1,186,815	$2,135	$(148,028)	$1,370,364
See accompanying notes to the consolidated financial statements.

FIGMA, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Cash flows from operating activities:
Net income (loss)	$737,841	$(732,120)	$13,525	$44,882
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	8,497	7,691	2,119	1,521
Non-cash operating lease costs	12,432	14,130	3,235	4,105
Stock-based compensation, net of amounts capitalized	2,703	947,553	607	197
Amortization of deferred commissions	8,666	14,820	2,921	4,706
Net accretion of discounts on available-for-sale securities	(3,957)	(17,059)	(1,704)	(4,846)
Unrealized (gains) losses on equity investments, net	—	(24,177)	(312)	8,266
Other non-cash adjustments	148	(2,590)	(1,000)	(186)
Changes in assets and liabilities:
Accounts receivable, net	(39,578)	(42,668)	14,458	17,991
Prepaid expenses and other current assets	450	(20,567)	(23,592)	(9,164)
Other assets	(14,036)	(86,632)	(5,518)	(2,434)
Accounts payable	(2,673)	525	(2,203)	(883)
Accrued and other current liabilities	232,489	(252,530)	(42,802)	4,386
Accrued compensation and benefits	695	11,447	4,577	3,289
Deferred revenue	92,086	127,728	15,764	25,273
Other non-current liabilities	11,571	(7,268)	1,786	74
Net cash provided by (used in) operating activities	1,047,334	(61,717)	(18,139)	97,177
Cash flows from investing activities:
Purchase of intangible assets	(88)	(920)	(72)	—
Capital expenditures	(3,737)	(1,977)	(503)	(874)
Capitalized internal-use software development costs	(2,630)	(4,524)	(1,008)	(1,721)
Purchases of marketable securities	(223,869)	(1,323,305)	(377,212)	(238,805)
Proceeds from maturities of marketable securities	156,374	447,562	41,624	255,111
Proceeds from sale of marketable securities	16,810	99,889	700	28,201
Other cash flows from investing activities	(196)	(982)	(159)	(661)
Net cash provided by (used in) investing activities	(57,336)	(784,257)	(336,630)	41,251
Cash flows from financing activities:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
Repurchase of common stock	(2)	(861)	—	—
Proceeds from options exercised	2	2,394	40	339
Proceeds from issuance of common stock	—	60,000	—	—
Taxes paid related to net share settlement of restricted stock units	—	(418,051)	—	—
Proceeds from sale of common stock in connection with RSU release primary financing	—	418,968	—	—
Net cash provided by financing activities	—	62,450	40	339
Change in cash, cash equivalents, and restricted cash	989,998	(783,524)	(354,729)	138,767
Cash, cash equivalents, and restricted cash—beginning of year	284,111	1,274,109	1,274,109	490,585
Cash, cash equivalents, and restricted cash—end of year	$1,274,109	$490,585	$919,380	$629,352
Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets:
Cash and cash equivalents	$1,270,178	$486,954	$915,749	$618,581
Restricted cash	3,931	3,631	3,631	10,771
Total cash, cash equivalents and restricted cash	$1,274,109	$490,585	$919,380	$629,352
Supplemental cash flow data:
Cash paid during the period for:
Cash paid for income taxes	$7,041	$195,757	$317	$1,491
Non-cash investing and financing activities:
Stock-based compensation included in capitalized internal-use software development costs	$96	$2,874	$86	$85
Fair value of shares issued in connection with business combinations	$12,847	$—	$—	$—
Right-of-use assets obtained in exchange for lease liabilities	$9,653	$27,727	$21,933	$41,100
Unpaid deferred offering costs	$—	$—	$—	$587
See accompanying notes to the consolidated financial statements.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Note 1. Description of the Business and Summary of Significant Accounting Policies
Business
Figma, Inc. and its subsidiaries (together, the “Company” or “Figma”) is where teams come together to design and build the world’s best digital products and experiences. Figma was incorporated in October of 2012 as a Delaware corporation. The Company is headquartered in San Francisco, California.
Abandoned merger with Adobe, Inc.
On September 15, 2022, Figma, Inc. entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Adobe, Inc. (“Adobe”) and certain of Adobe’s wholly-owned subsidiaries.
On December 17, 2023, Figma mutually agreed with Adobe to terminate the Merger Agreement based on the joint assessment that there was no clear path to obtain the required regulatory approvals for the transaction to close (“Abandoned Merger with Adobe”). On December 20, 2023, Figma received $1.0 billion in termination fees per the terms of the Merger Agreement from Adobe which was recorded within other income, net on the Company’s consolidated statement of operations.
For the year ended December 31, 2023, the Company incurred $97.9 million in transaction costs related to the Abandoned Merger with Adobe, of which $95.8 million is recorded in general and administrative expense, with the remainder recorded in sales and marketing expense and research and development expense in the accompanying consolidated statements of operations. The Company incurred immaterial expense related to the Abandoned Merger with Adobe for the year ended December 31, 2024.
Basis of presentation and consolidation
The accompanying consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”). The accompanying consolidated financial statements include the accounts of Figma and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Unaudited Interim Consolidated Financial Information
The accompanying interim consolidated balance sheet as of March 31, 2025, the consolidated statements of operations, comprehensive income (loss), stockholders’ equity, and cash flows for the three months ended March 31, 2024 and 2025, and the related footnote disclosures are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with U.S. GAAP. In management’s opinion, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements for the years ended December 31, 2023 and 2024, and include all adjustments necessary to state fairly the financial position as of March 31, 2025; the results of operations and cash flows for the three months ended March 31, 2024 and 2025; and the statement of stockholders’ equity for the three months ended March 31, 2024 and 2025. The financial data and the other information disclosed in these notes to the unaudited interim consolidated financial statements related to these three-month periods are unaudited. The results for the three months ended March 31, 2024 and 2025 are not necessarily indicative of the operating results to be expected for the full fiscal year or any future period.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Use of estimates
The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the Company’s consolidated financial statements and accompanying notes. These estimates are based on information available as of the date of the consolidated financial statements. Management evaluates these estimates and assumptions on a regular basis. Actual results may differ materially from these estimates.
The Company’s most significant estimates and judgments involved the measurement of the Company’s stock-based compensation, including the estimation of the fair value of the underlying common stock and the estimation of the fair value of market-based awards, reserves for uncertain tax positions, and the realizability of deferred tax assets.
Foreign currency transactions
The functional currency of each of the Company’s foreign subsidiaries is the U.S. dollar. Monetary assets and liabilities denominated in a foreign currency are remeasured into U.S. dollars at the exchange rate on the balance sheet date. Non-monetary assets and liabilities are remeasured at the historical rate. Revenue and expenses are remeasured at the average exchange rate for the period. Remeasurement adjustments are recognized in the accompanying consolidated statements of operations as transaction gains or losses in the year of occurrence as part of other income, net. Foreign currency transaction gains or losses were immaterial for all periods presented.
Financial information about segments and geographic areas
The Company manages its operations and allocated resources as a single operating segment. Further, the Company manages, monitors, and reports its financial information as a single reportable segment. See Note 15 “Segment and Geographic Information” for additional information.
Revenue recognition
The Company derives its revenue from sales of subscriptions for access to its platform. The Company’s policy is to exclude sales and other indirect taxes when measuring the transaction price of its subscription agreements. The Company accounts for revenue contracts with customers by applying the requirements of Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers.
The Company’s subscription agreements generally have monthly or annual contractual terms. The Company typically bills in advance for contracts and payment terms and conditions vary by contract type, although terms generally include a requirement of payment within 30 to 60 days of the invoice date. Access to the platform represents a series of distinct services as the Company continually provides access to and fulfills its obligation to the customer over the subscription term. The series of distinct services represent a single performance obligation that is satisfied over time. The Company recognizes revenue ratably over the contract term because the customer receives and consumes the benefits of the platform throughout the contract period. Deferred revenue consists of customer billings in advance of revenue being recognized from the Company’s contracts. The price of subscriptions is dependent on the number of users and the subscription plan those users have. The Company’s contracts typically do not contain variable consideration given the price is fixed at contract inception.
Stock-based compensation
The Company measures compensation for stock options based on the estimated fair value of the awards on the date of grant. The fair value of each stock option is estimated using the Black-

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Scholes option pricing model. The Company grants stock options to its employees with a service-based vesting condition. The service-based vesting period for these awards is typically four years with monthly vesting, subject to a one-year cliff for new hire grants. Stock-based compensation for stock options is recognized on a straight-line basis over the requisite service period of each award and the Company accounts for forfeitures in the period in which they occur.
The Company measures compensation for restricted stock units (“RSUs”) based on the estimated fair value of the Company’s common stock on the date of grant. The Company grants RSUs to its employees and directors with a service-based and a performance-based vesting condition. The service-based vesting period for these awards is typically four years with monthly vesting, subject to a one-year cliff for new hire grants. The performance-based vesting condition is typically satisfied on the earlier of (i) an acquisition or change in control of the Company or (ii) the earlier of (A) six months following the effective date of the Company’s initial public offering and (B) March 15 of the calendar year following the effective date of the initial public offering. Compensation cost related to these RSUs must be recognized over the requisite service period using the accelerated attribution method, if it is probable that the performance-based vesting condition will be satisfied. The performance-based vesting condition will be deemed probable of being satisfied upon either the consummation of an acquisition or change in control or the Company’s initial public offering.
The Company also has granted certain RSUs with market-based vesting conditions in addition to a service-based vesting conditions. The market-based vesting conditions result in implied performance-based vesting conditions satisfied upon an initial public offering or change in control date because no shares subject to the grant will vest unless one of these two events occurs. The Company estimated the grant date fair value of the market-based awards using a Monte Carlo simulation that incorporates into the valuation the possibility that the market conditions may not be satisfied. The Company will recognize stock-based compensation expense regardless of whether the market conditions are achieved, when the implied performance-based vesting condition is deemed probable of being satisfied.
Cost of revenue
Cost of revenue consists primarily of expenses related to third-party hosting and infrastructure-related costs, providing ongoing customer experience support for paid customers, including employee compensation and other employee-related expenses for technical operations staff, payment processing fees, allocated overhead, amortization of capitalized internal-use software development costs and amortization of acquired intangible assets.
Research and development
Research and development costs are expensed as incurred, unless they qualify as capitalizable internal-use software development costs. Research and development expense consists primarily of employee compensation, allocated overhead, infrastructure-related costs for internal development, third-party services and consulting expenses.
Advertising costs
Advertising costs are expensed as incurred and were $15.8 million and $19.9 million for the years ended December 31, 2023 and 2024, respectively, and $4.9 million (unaudited) and $3.6 million (unaudited) for the three months ended March 31, 2024 and 2025, respectively. Advertising costs are included in sales and marketing expense in the accompanying consolidated statements of operations.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Income taxes
The Company uses the asset and liability method of accounting for income taxes. Under this method, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the consolidated statements of operations in the period that includes the enactment date.
A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets.
The Company uses a two-step approach to recognizing and measuring uncertain income tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates it is more likely than not that the position will be sustained on audit. The second step is to measure the tax benefit as the largest amount, which is more than 50% likely of being realized upon ultimate settlement. The Company recognizes interest and penalties related to unrecognized tax benefits as income tax expense.
Although the Company believes that it has adequately reserved for its uncertain tax positions, it can provide no assurance that the final tax outcome of these matters will not be materially different. The Company evaluates its uncertain tax positions on a regular basis and evaluations are based on a number of factors, including changes in facts and circumstances, changes in tax law, correspondence with tax authorities during the course of an audit, and effective settlement of audit issues.
To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on the Company’s financial condition and results of operations.
The Tax Cuts and Jobs Act of 2017 subjects a U.S. shareholder to current tax on global intangible low-taxed income (“GILTI”) earned by foreign subsidiaries. The Company accounts for GILTI as a period cost as incurred.
Cash, cash equivalents, and restricted cash
Cash consists of cash on deposit with banks and amounts in transit from payment processors. The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist of funds deposited into money market funds, commercial paper and corporate bonds. Amounts in transit from payment processors were $4.2 million, $9.4 million and $9.2 million (unaudited) as of December 31, 2023, December 31, 2024, and March 31, 2025, respectively. Restricted cash balances consist of cash deposited with financial institutions as collateral for the Company’s obligations under its facility leases and cash deposited with financial institutions as collateral for the Company’s credit card limit.
The Company monitors its credit risk by considering factors such as historical experience, credit ratings, current economic conditions, and reasonable and supportable forecasts.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Marketable securities
The Company’s marketable securities are comprised of debt and equity securities.
The Company’s debt securities are primarily comprised of commercial paper, corporate bonds, U.S. treasury securities, and U.S. agency securities. The Company has classified and accounted for its debt securities as available-for-sale securities as the Company may sell these securities at any time for use in its current operations or for other purposes, even prior to maturity. The Company determines the appropriate classification of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date.
The Company carries its available-for-sale debt securities at fair value and reports the unrealized gains and losses as a component of stockholders’ equity through accumulated other comprehensive income (loss) each reporting period. Realized gains and losses related to sales of available-for-sale debt securities are recorded as part of other income, net. Unrealized losses for any debt securities that management intends to sell or it is more likely than not that management will be required to sell prior to their anticipated recovery are recorded in other income, net. The Company regularly reviews the securities in an unrealized loss position and evaluates whether a portion of the unrealized loss is a result of a credit loss by considering factors such as credit ratings, issuer-specific factors, current economic conditions, and reasonable and supportable forecasts.
On March 3, 2024, the Board of Directors approved an investment of $55.0 million into a Bitcoin exchange-traded fund (“ETF”) investment fund operated by Bitwise, Inc. The investment is classified as an equity security within marketable securities for the periods presented. The Company’s equity securities are initially measured at the transaction price plus transaction costs. The Company carries its equity securities at fair value because they have readily determinable fair values and reports the unrealized gains and losses as part of other income, net.
The Company classifies its marketable securities, including securities with stated maturities beyond twelve months, within current assets in the consolidated balance sheets.
Concentrations of risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, marketable securities, and accounts receivable. The Company places its cash, cash equivalents, marketable securities, and restricted cash with financial institutions that management believes are of high credit quality, although such deposits may at times exceed federally insured limits. The Company has not experienced any losses on its deposits of cash and restricted cash to date. Cash equivalents and marketable debt securities are invested in highly rated investments.
No customer accounted for 10% or greater of total accounts receivable as of December 31, 2023 and December 31, 2024, and March 31, 2025 (unaudited). There were no customers representing 10% or greater of revenue for the years ended December 31, 2023 and 2024, or the three months ended March 31, 2024 (unaudited) and 2025 (unaudited).
The Company relies upon a third-party hosted infrastructure partner globally to serve customers and operate certain aspects of its services, such as environments for development testing, training, sales demonstrations, and production usage. Accordingly, any disruption of or interference at its hosted infrastructure partner would impact its operations and its business could be adversely impacted.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Fair value of financial instruments
The Company records its financial assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. When determining fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which it would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as risks inherent in valuation techniques, transfer restrictions, and credit risk. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Measurements are classified in the following three-tiered hierarchy based on the lowest level input that is available and significant to the fair value measurement:
•Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
•Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.
Accounts receivable, net
Accounts receivable, net are recorded at invoiced amounts, net of an allowance for expected credit losses, and do not bear interest.
The Company regularly monitors collections and payments from customers and maintains an allowance for expected credit losses for estimated losses resulting from the inability of customers to make required payments. The allowance for expected credit losses reflects the Company’s consideration of current market conditions which may affect customer financial condition, and reasonable and supportable forecasts of future credit losses. Additionally, management considered factors such as historical credit loss experience and current conditions, such as the length of time accounts receivable were past due, customer payment histories, and any specific customer collection issues identified. The Company writes off accounts receivable that have become uncollectible. To date, the allowance for credit losses and related activity was not material to the consolidated financial statements.
Property and equipment, net
Property and equipment, net is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the related asset, which is generally three to five years. Leasehold improvements are amortized on a straight-line basis over the shorter of their estimated useful lives or the term of the related lease. Expenditures for repairs and maintenance are charged to expense as incurred.
The following table presents the estimated useful lives of property and equipment:

Property and equipment	Useful life
Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of estimated useful life or remaining lease term

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Internal-use software development costs
The Company capitalizes qualifying internal and external software development costs that are incurred during and directly related to the application development stage. Capitalization of costs begins when two criteria are met: (i) the preliminary project stage is completed and (ii) it is probable that the software will be completed and used for its intended function. Capitalization ceases when the software is substantially complete and ready for its intended use, including the completion of all significant testing. Costs related to preliminary project activities and post-implementation operating activities are expensed as incurred.
Capitalized internal-use software costs are included in property and equipment, net. These costs are amortized over the estimated useful life of the internal-use software (generally three years) on a straight-line basis. The amortization of internal-use software development costs related to capitalized projects is included in cost of revenue.
Business combinations
The Company uses best estimates and assumptions, including but not limited to, future expected cash flows, expected asset lives, and discount rates, to assign fair value to tangible and intangible assets acquired and liabilities assumed in business combinations as of the acquisition date. These estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the acquisition date, adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed may be recorded, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company’s consolidated statements of operations.
Impairment of long-lived assets, including other acquired intangible assets, net
The Company evaluates long-lived assets, such as property and equipment and finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation is performed at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Recoverability of these assets is measured by comparing the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If such review determines that the carrying amount of specific property and equipment or intangible assets is not recoverable, the carrying amount of such assets is reduced to its fair value. The Company did not record any impairment charges of its long-lived assets for the years ended December 31, 2023 and 2024 or for the three months ended March 31, 2025 (unaudited).
Goodwill
Goodwill is not amortized, but rather is tested for impairment at least annually in the fourth quarter or more frequently if events or changes in circumstances would more likely than not reduce the fair value of its single reporting unit below its carrying value. The Company did not recognize any impairment of goodwill during the years ended December 31, 2023 and 2024 or for the three months ended March 31, 2025 (unaudited).
Lease obligations
The Company’s lease obligations relate to operating leases pertaining to the Company’s corporate office space. Certain of these leases include options to extend the lease term.
Right-of-use assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at the commencement date. The right-of-use

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
assets include minimum lease payments and are reduced by lease incentives. The incremental borrowing rate is used in determining the present value of future payments. The Company utilizes its incremental borrowing rate, which is the rate incurred to borrow on a collateralized basis over a similar term of an amount equal to the lease payments in a similar economic environment, as the interest rate implicit in the lease is typically not readily determinable. The estimated incremental borrowing rate is derived from information available at the lease commencement date. The Company factors in publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. Lease terms may include options to extend or terminate the lease. The Company generally uses the non-cancelable lease term when determining its lease liabilities, unless it is reasonably certain that the option will be exercised. The Company reassesses the lease term if and when a significant event or change in circumstances occurs within the control of the Company.
Lease incentives, rent concession, and rent escalation provisions are considered in determining the single lease cost to be recorded on a straight-line basis over the non-cancellable lease term, commencing on the date the Company has the right to use the leased property.
The Company’s operating leases have typically not included material non-lease components. The Company elected the practical expedient to combine lease and non-lease components for purposes of calculating the corresponding lease right-of-use assets and liabilities.
The Company applies the practical expedient to not recognize a right-of-use asset and lease liability for short-term leases. A short-term lease is a lease with an expected lease term of twelve months or less and which does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise.
Deferred commissions, net
Deferred commissions, net is stated as gross deferred commissions less accumulated amortization. Sales commissions earned by the Company’s sales force and related expenses, including associated payroll taxes and 401(k) contributions attributable to earned sales commissions are deferred when they are considered to be incremental and recoverable costs of obtaining customer contracts. Deferred commissions, net of accumulated amortization, and are included within prepaid expenses and other current assets and other assets on the consolidated balance sheets.
The Company capitalized incremental costs of obtaining a contract of $17.2 million and $34.1 million during the years ended December 31, 2023 and 2024, respectively, and $7.0 million (unaudited) and $5.1 million (unaudited) during the three months ended March 31, 2024 and 2025, respectively.
Deferred commissions, net included in prepaid and other current assets were $10.9 million, $17.9 million and $18.6 million (unaudited) as of December 31, 2023, December 31, 2024, and March 31, 2025, respectively. Deferred commissions, net included in other assets were $18.7 million, $31.0 million and $30.7 million (unaudited) as of December 31, 2023, December 31, 2024, and March 31, 2025, respectively.
Deferred commissions, net are amortized over a period of benefit of four years. The period of benefit is estimated by considering factors such as the length of the Company’s customer contracts, the impact of competition in the Company’s industry, historical attrition rates, and the useful life of the Company’s technology among other factors. Amortization of deferred commissions totaled $8.7 million and $14.8 million for the years ended December 31, 2023 and 2024, respectively, and $2.9 million (unaudited) and $4.7 million (unaudited) for the three months ended March 31, 2024 and 2025, respectively, which is included in sales and marketing expense in the accompanying consolidated statement of operations. There was no impairment loss in relation

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
to deferred commissions, net for the years ended December 31, 2023 and 2024 or for the three months ended March 31, 2024 (unaudited) and 2025 (unaudited).
Deferred Offering Costs
Deferred offering costs, which consist of direct incremental legal, accounting, consulting and other fees relating to the initial public offering are capitalized. The deferred offering costs will be offset against initial public offering proceeds upon the consummation of the initial public offering. In the event the planned initial public offering is terminated, the deferred offering costs will be expensed. There were no deferred offering costs incurred as of December 31, 2023 and 2024. As of March 31, 2025, there were $0.6 million (unaudited) of deferred offering costs recorded within prepaid and expenses and other current assets on the Company’s interim unaudited consolidated Balance Sheet.
Recently adopted accounting standards
In November 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,” which requires disclosure of incremental segment information on an annual and interim basis. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. The Company adopted ASU 2023-07 for the year ended December 31, 2024. The adoption of the standard did not result in significant change to the Company’s consolidated financial statement disclosures. See Note 15 “Segment and Geographic Information.”
In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” including subsequent amendments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. The Company adopted Topic 326 effective January 1, 2023. The adoption of the ASU did not have a material impact on the Company’s consolidated financial statements.
Recently issued accounting standards not yet adopted
In November 2024, the FASB issued ASU 2024-3, “Income Statement (Topic 220): Reporting Comprehensive Income — Expense Disaggregation Disclosures, Disaggregation of Income Statement Expenses,” to expand expense disclosures by requiring disaggregated disclosure of certain income statement line items, including those that contain purchases of inventory, employee compensation, depreciation, and amortization. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments should be applied prospectively. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statement disclosures.
In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): “Improvements to Income Tax Disclosures,” to enhance income tax disclosures primarily through changes in rate reconciliation and income taxes paid disclosures. The amendments in ASU 2023-09 are effective for public business entities for annual periods beginning after December 15, 2024 and for all other entities for annual periods beginning after December 15, 2025. This change requires application on a prospective basis. Early adoption is permitted. The Company is currently evaluating the impact of this standard on the Company’s consolidated financial statement disclosures.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Note 2. Revenue
Deferred revenue
The changes in deferred revenue were as follows for both periods presented:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Balance, beginning of period	$161,549	$253,635	$253,635	$381,363
Billings and other(1)	596,960	876,739	171,993	253,472
Revenue	(504,874)	(749,011)	(156,229)	(228,199)
Balance, end of period	$253,635	$381,363	$269,399	$406,636
__________________
(1)Other primarily includes amounts for which the Company had a contractual right to bill and receive payment from the customer.
Approximately 32% of revenue recognized during the year ended December 31, 2023 was from the deferred revenue balance as of December 31, 2022 and 34% of revenue recognized during the year ended December 31, 2024 was from the deferred revenue balance as of December 31, 2023. Approximately 69% (unaudited) of revenue recognized during the three months ended March 31, 2024 was from the deferred revenue balance as of December 31, 2023 and 70% (unaudited) of revenue recognized during the three months ended March 31, 2025 was from the deferred revenue balance as of December 31, 2024.
Remaining performance obligations
As of March 31, 2025, the aggregate balance of remaining performance obligations that were unsatisfied or partially unsatisfied was $421.4 million (unaudited). The substantial majority of the remaining performance obligations will be satisfied over the twelve months following March 31, 2025, with the balance to be recognized as revenue thereafter (unaudited).
Note 3. Cash, Cash Equivalents, and Marketable Securities
The amortized cost, unrealized gains and losses and estimated fair value of the Company’s cash, cash equivalents, and marketable securities as of December 31, 2023, December 31, 2024, and March 31, 2025 (unaudited) consisted of the following:

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)

As of December 31, 2023	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Cash and cash equivalents:
Cash	$1,175,840	$—	$—	$1,175,840
Money market funds	21,938	—	—	21,938
Commercial paper	71,854	—	(31)	71,823
Corporate bonds	577	—	—	577
Total cash and cash equivalents	1,270,209	—	(31)	1,270,178
Debt securities:
U.S. agency securities	50,761	171	(38)	50,894
U.S. treasury securities	67,919	109	(67)	67,961
Commercial paper	12,096	8	(2)	12,102
Corporate bonds	17,932	91	(7)	18,016
Total debt securities	148,708	379	(114)	148,973
Total cash, cash equivalents, and marketable securities	$1,418,917	$379	$(145)	$1,419,151

As of December 31, 2024	Amortized cost	Unrealized gains	Unrealized losses	Fair value
Cash and cash equivalents:
Cash	$398,910	$—	$—	$398,910
Money market funds	1,865	—	—	1,865
Commercial paper	86,184	2	(7)	86,179
Total cash and cash equivalents	486,959	2	(7)	486,954
Debt securities:
U.S. agency securities	100,793	285	(18)	101,060
U.S. treasury securities	371,209	915	(200)	371,924
Commercial paper	190,072	93	(10)	190,155
Corporate bonds	228,706	555	(308)	228,953
Total debt securities	890,780	1,848	(536)	892,092
Total cash, cash equivalent, and debt securities	$1,377,739	$1,850	$(543)	$1,379,046
Other:
Bitcoin exchange traded fund(1)				78,791
Total cash, cash equivalents, and marketable securities				$1,457,837

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)

As of March 31, 2025	Amortized cost	Unrealized gains	Unrealized losses	Fair value
	(unaudited)
Cash and cash equivalents:
Cash	$473,983	$—	$—	$473,983
Money market funds	5,690	—	—	5,690
Commercial paper	131,346	—	(18)	131,328
Corporate bonds	597	—	—	597
U.S. treasury securities	6,983	—	—	6,983
Total cash and cash equivalents	618,599	—	(18)	618,581
Debt securities:
U.S. agency securities	96,205	270	(11)	96,464
U.S. treasury securities	342,691	1,204	(57)	343,838
Commercial paper	158,215	27	(13)	158,229
Corporate bonds	254,482	775	(97)	255,160
Total debt securities	851,593	2,276	(178)	853,691
Total cash, cash equivalent, and debt securities	$1,470,192	$2,276	$(196)	$1,472,272
Other:
Bitcoin exchange traded fund(1)				69,533
Total cash, cash equivalents, and marketable securities				$1,541,805
__________________
(1)The Bitcoin exchange traded fund was initially measured at the transaction price and is carried at fair value.
Debt securities were designated as available-for-sale and equity securities had readily determinable fair values as of December 31, 2023, December 31, 2024, and March 31, 2025 (unaudited).
Debt securities
The following table presents debt securities, including debt securities classified as cash equivalents, by contractual maturities:

	As of December 31, 2023
	Amortized Cost	Fair Value
Due in less than one year	$168,823	$168,769
Due in more than one year	52,316	52,604
Total	$221,139	$221,373

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)

	As of December 31, 2024
	Amortized Cost	Fair Value
Due in less than one year	$624,748	$625,326
Due in more than one year	352,216	352,945
Total	$976,964	$978,271

	As of March 31, 2025
	Amortized Cost	Fair Value
	(unaudited)
Due in less than one year	$612,283	$612,727
Due in more than one year	378,236	379,872
Total	$990,519	$992,599
The Company had 76, 117, and 118 (unaudited) marketable debt securities in unrealized loss positions as of December 31, 2023, December 31, 2024, and March 31, 2025, respectively. There were no material gains or losses that were reclassified out of accumulated other comprehensive income (loss) for any period presented.
As of December 31, 2023, December 31, 2024, and March 31, 2025 (unaudited), the Company’s marketable debt securities portfolio consisted of four security types, all of which contained investments that were in an unrealized loss position. The following tables present the breakdown of the marketable debt securities, including debt securities classified as cash equivalents, that had been in a continuous unrealized loss position aggregated by investment category as of December 31, 2023, December 31, 2024, and March 31, 2025 (unaudited):

	As of December 31, 2023
	Less than twelve months		More than twelve months		Total
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
U.S. agency securities	$29,993	$(37)	$458	$(1)	$30,451	$(38)
U.S. treasury securities	18,989	(67)	349	—	19,338	(67)
Commercial paper	76,354	(33)	—	—	76,354	(33)
Corporate bonds	3,889	(7)	—	—	3,889	(7)
Total	$129,225	$(144)	$807	$(1)	$130,032	$(145)

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)

	As of December 31, 2024
	Less than twelve months		More than twelve months		Total
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
U.S. agency securities	$11,892	$(18)	$—	$—	$11,892	$(18)
U.S. treasury securities	68,843	(195)	7,527	(5)	76,370	(200)
Commercial paper	131,268	(17)	—	—	131,268	(17)
Corporate bonds	71,854	(308)	—	—	71,854	(308)
Total	$283,857	$(538)	$7,527	$(5)	$291,384	$(543)

	As of March 31, 2025
	Less than twelve months		More than twelve months		Total
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
	(unaudited)
U.S. agency securities	$18,786	$(11)	$—	$—	$18,786	$(11)
U.S. treasury securities	62,222	(57)	—	—	62,222	(57)
Commercial paper	225,361	(31)	—	—	225,361	(31)
Corporate bonds	62,259	(97)	—	—	62,259	(97)
Total	$368,628	$(196)	$—	$—	$368,628	$(196)
The Company periodically evaluates its debt securities for expected credit losses. The unrealized losses on the debt securities were largely due to changes in interest rates. The credit ratings associated with corporate notes and obligations are highly rated and in line with the Company’s investment policy and the issuers continue to make timely principal and interest payments. The Company expects to recover the full carrying value of the debt securities in an unrealized loss position as it does not intend or anticipate a need to sell these securities prior to recovering the associated unrealized losses, and expects any credit losses would be immaterial based on the high-grade credit rating for the investments. As a result, the Company does not consider any portion of the unrealized losses on debt securities as of December 31, 2023, December 31, 2024, or March 31, 2025 (unaudited) to be unrecoverable.
Equity securities
Any unrealized losses on the Company’s Bitcoin exchange traded fund, classified as equity securities, are related to the Company’s investment in the Bitcoin ETF investment fund. The fair value of the investment is directly driven by the price of Bitcoin and therefore, it is more volatile in nature, but is not driven by credit specific factors and thus no expected credit losses have been recorded on the investment in any period presented.
Unrealized gains recognized on equity investments held were $23.8 million and $0.3 million (unaudited) for the year ended December 31, 2024, and for the three months ended March 31, 2024, respectively. Unrealized losses recognized were $9.3 million (unaudited) for the three months ended March 31, 2025.
Interest income from cash, cash equivalents, and marketable securities was $19.9 million and $63.7 million for the years ended December 31, 2023 and 2024, respectively, and $17.8 million (unaudited) and $15.5 million (unaudited) for the three months ended March 31, 2024 and 2025,

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
respectively. Interest income is included in other income, net in the accompanying consolidated statements of operations.
Note 4. Fair Value Measurements
The following table provides the financial instruments measured at fair value on a recurring basis, within the fair value hierarchy as of December 31, 2023, December 31, 2024, and March 31, 2025 (unaudited):

As of December 31, 2023	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$21,938	$—	$—	$21,938
Commercial paper	—	71,823	—	71,823
Corporate bonds	—	577	—	577
Total cash equivalents	$21,938	$72,400	$—	$94,338
Marketable securities:
U.S. agency securities	$—	$50,894	$—	$50,894
U.S. treasury securities	—	67,961	—	67,961
Commercial paper	—	12,102	—	12,102
Corporate bonds	—	18,016	—	18,016
Total marketable securities	$—	$148,973	$—	$148,973

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Cash equivalents:
Money market funds	$1,865	$—	$—	$1,865
Commercial paper	—	86,179	—	86,179
Total cash equivalents	$1,865	$86,179	$—	$88,044
Marketable securities:
U.S. agency securities	$—	$101,060	$—	$101,060
U.S. treasury securities	—	371,924	—	371,924
Commercial paper	—	190,155	—	190,155
Corporate bonds	—	228,953	—	228,953
Bitcoin exchange traded fund	78,791	—	—	78,791
Total marketable securities	$78,791	$892,092	$—	$970,883

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)

As of March 31, 2025	Level 1	Level 2	Level 3	Total
	(unaudited)
Cash equivalents:
Money market funds	$5,690	$—	$—	$5,690
Commercial paper	—	131,328	—	131,328
Corporate bonds	—	597	—	597
U.S. treasury securities	—	6,983	—	6,983
Total cash equivalents	$5,690	$138,908	$—	$144,598
Marketable securities:
U.S. agency securities	$—	$96,464	$—	$96,464
U.S. treasury securities	—	343,838	—	343,838
Commercial paper	—	158,229	—	158,229
Corporate bonds	—	255,160	—	255,160
Bitcoin exchange traded fund	69,533	—	—	69,533
Total marketable securities	$69,533	$853,691	$—	$923,224
The Company had no transfers between levels of the fair value hierarchy during any period presented.
The carrying amounts of the Company’s cash, restricted cash, accounts receivable, and accounts payable, approximate their fair values due to their short-term nature and are excluded from the fair value table above.
Note 5. Property and Equipment, Net
Property and equipment, net consisted of the following:

	As of December 31,
	2023	2024	As of March 31, 2025
			(unaudited)
Computer equipment	$4,326	$5,327	$5,388
Furniture and fixtures	6,097	5,752	6,056
Leasehold improvements	5,196	5,272	5,431
Capitalized internal-use software development costs	6,565	11,755	13,774
Construction in progress	—	—	65
Total property and equipment	22,184	28,106	30,714
Accumulated depreciation and amortization	(10,552)	(13,089)	(13,720)
Property and equipment, net	$11,632	$15,017	$16,994
Depreciation expense related to property and equipment, excluding amortization expense of capitalized internal-use software development costs, was $3.9 million and $4.5 million for the

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
years ended December 31, 2023 and 2024, respectively and was not material for the three months ended March 31, 2024 and 2025 (unaudited).
Amounts capitalized as internal-use software development costs and the related amortization expense of capitalized internal-use software development costs were not material for the years ended December 31, 2023 and December 31, 2024 and the three months ended March 31, 2025 (unaudited). The net carrying value of capitalized internal-use software development costs at December 31, 2023 and 2024 and March 31, 2025 was $4.1 million, $9.7 million, and $11.2 million (unaudited), respectively.
Note 6. Goodwill and Intangible Assets, Net
Intangible assets, net consisted of the following (in thousands):

	December 31, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-average remaining useful life
Assembled workforce in asset acquisitions	$3,372	$(2,525)	$847	0.6
Licenses, domain names and other	458	(124)	334	3.7
Developed technology	300	(175)	125	0.4
In-process technology	1,810	—	1,810
Total intangible assets	$5,940	$(2,824)	$3,116

	December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted-average remaining useful life
Assembled workforce in asset acquisitions	$725	$(24)	$701	2.9
Licenses, domain names and other	474	(170)	304	2.2
Developed technology	1,810	(304)	1,506	2.5
Total intangible assets	$3,009	$(498)	$2,511
During the year ended December 31, 2024, the Company made several immaterial purchases of intangibles assets. Amortization expense was not material for the years ended December 31, 2023 and 2024.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
As of December 31, 2024, future amortization expense by year is expected to be as follows (in thousands):

Amount
(unaudited)
2025	$999
2026	954
2027	558
Total	$2,511
Goodwill represents the excess of the purchase price in a business combination over the fair value of net assets acquired. The changes in the carrying amounts of goodwill were as follows:

	As of December 31,
	2023	2024
Balance, beginning	$807	$11,398
Additions during the period	10,591	—
Balance, ending	$11,398	$11,398
Additions during the year-ended December 31, 2023 relate to two business combinations, in connection with which the Company issued $12.8 million of Class A common stock as purchase consideration.
Note 7. Leases
Operating leases
The Company has non-cancelable operating leases for its corporate offices. Certain of these leases include options to extend the lease term. As of March 31, 2025, the Company’s operating leases had remaining lease terms of under one year to 8.3 years (unaudited).
In March 2024, the Company entered into four non-cancelable operating leases to extend use of its existing office space for its corporate headquarters in San Francisco. The lease amendment was accounted for as a lease modification in accordance with ASC 842. The monthly payments escalate over the lease term which expires in October 2028 and total minimum lease payments associated with the amended lease agreement are $31.3 million. Lease incentives, which relate to rent abatement, were considered in the calculation of the straight-line lease expense to be recognized over the lease term.
In March 2025, the Company entered into an amendment to extend the term of its New York corporate office lease through July 2033, including the addition of floors. The amendment was accounted for as a lease modification in accordance with ASC 842. The total minimum lease payments associated with the amended lease agreement are $58.8 million (unaudited). Lease incentives were in the form of an allowance for tenant improvements related to future design and build out of the space and total $7.1 million (unaudited). The lease incentives were considered in the calculation of the straight-line lease expense to be recognized over the lease term.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
The components of lease costs were as follows for the years ended December 31, 2023 and 2024 and for the three months ended March 31, 2024 and 2025 (unaudited):

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Operating lease costs	$12,612	$14,405	$3,454	$3,859
Short-term lease costs	1,828	1,050	267	162
Variable lease costs	1,777	2,386	451	1,116
Total lease costs	$16,217	$17,841	$4,172	$5,137
The following tables set forth a summary of other information pertaining to the Company’s operating leases:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Supplemental Cash Flow Information:
Cash paid for amounts included in the measurement of lease liabilities:
Payments for operating leases included in cash from operating activities	$13,677	$15,088	$3,971	$3,974

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Weighted-Average Remaining Lease Term (in years)	1.10	3.13	3.85	6.42
Weighted-Average Discount Rate	6.22%	6.29%	6.22%	5.84%

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Future minimum lease payments as of March 31, 2025 were as follows:

Year ending December 31,	Amount
(unaudited)
2025	$12,862
2026	14,072
2027	13,974
2028	13,632
2029	8,014
Thereafter	30,216
Total undiscounted future minimum lease payments	92,770
Less: present value discount	(17,929)
Total discounted future minimum lease payments	74,841
Less: prepaid rent	(919)
Less: tenant improvement allowances	(7,140)
Total operating lease liabilities	$66,782
Note 8. Commitments and Contingencies
Hosting commitments
The Company executed agreements with certain vendors in the data processing, hosting, and artificial intelligence (“AI”) spaces whereby the Company agreed to certain minimum purchase commitments and subscription fees. As of March 31, 2025, the future minimum payment obligations related to these agreements were $27.9 million (unaudited). The agreements run through January 31, 2028 and the Company expects to utilize the remaining purchase commitments under these agreements over the remainder of the respective terms of the agreements.
Other commitments
As of March 31, 2025, the Company has $4.5 million (unaudited) in other non-cancelable purchase commitments related to sales and marketing activities.
Letters of credit
As of March 31, 2025 the Company had a total of $9.8 million (unaudited) in unsecured letters of credit outstanding, respectively, related to leased office spaces. The letters of credit renew annually and mature in 2026.
Legal matters
From time to time, the Company may become a party to a variety of claims, lawsuits, and proceedings which arise in the ordinary course of business, including claims of alleged infringement of intellectual property rights. The Company records a liability when it believes that it is probable that a loss will be incurred and the amount of loss or range of loss can be reasonably estimated. The Company believes that resolution of pending matters is not likely to have a material adverse impact on its consolidated results of operations, cash flows, or its financial position. Given the unpredictable nature of legal proceedings, the Company bases its estimate on the information

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
available at the time of the assessment. As additional information becomes available, the Company reassesses the potential liability and may revise its estimates. The Company has not accrued for any liabilities in the consolidated financial statements as a result of legal matters as of December 31, 2023, December 31, 2024, and March 31, 2025 (unaudited).
Indemnification and warranties
The Company’s arrangements generally include certain provisions for indemnifying customers against liabilities if its products infringe a third party’s intellectual property rights. To date, the Company has not incurred any material costs nor has it accrued any liabilities in its consolidated financial statements as a result of these obligations.
Certain of the Company’s product offerings include service-level agreements warranting defined levels of uptime reliability and performance, which permit those customers to receive credits for future services in the event that the Company fails to meet those levels.
As of December 31, 2023, December 31 2024, and March 31, 2025 (unaudited), the Company has not accrued for any liabilities in the consolidated financial statements as a result of these service-level agreements.
In addition, the Company has agreed to indemnify its directors and officers for costs associated with any fees, expenses, judgments, fines, and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person’s service as a director or officer, including any action by the Company, arising out of that person’s services as the Company’s director or officer or that person’s services provided to any other company or enterprise at the Company’s request. The Company maintains director and officer insurance coverage that may enable the Company to recover a portion of any future amounts paid.
Note 9. Accrued and Other Current Liabilities
Accrued and other current liabilities consisted of the following:

	As of December 31,
	2023	2024	As of March 31, 2025
			(unaudited)
Non-income based taxes payable	$11,486	$9,562	$9,994
Income taxes payable(1)	190,713	511	939
Customer deposits	7,857	4,507	6,776
Accrued consulting fees related to Abandoned Adobe Merger(2)	40,000	—	—
Other current liabilities	18,273	16,539	22,071
Total accrued and other current liabilities	$268,329	$31,119	$39,780
__________________
(1)On December 20, 2023, the Company received a $1.0 billion termination fee from Adobe in connection with the Abandoned Merger with Adobe. Receipt of the termination fee resulted in a substantial increase to the Company’s income tax payable as of December 31, 2023. The related income taxes payable were paid during the year ended December 31, 2024. Refer to Note 13 “Income Taxes,” for additional information.
(2)The Company recorded a $40.0 million accrual in general and administrative expense as of December 31, 2023 related to fees for consulting services provided in connection with the planned merger with Adobe. The fees were subsequently paid in January 2024.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Note 10. Stockholders’ Equity
Convertible preferred stock
Issued and outstanding convertible preferred stock as of December 31, 2024 and March 31, 2025 (unaudited), and its principal terms as of the period ended were as follows:

	Shares authorized	Shares issued and outstanding	Original issue price per shares	Liquidation preference	Net carrying value

Series Seed	45,569	44,309	$0.0878	$3,889	$3,845
Series A	70,262	69,812	$0.1993	13,910	13,852
Series B	75,378	75,365	$0.3317	24,995	24,897
Series C	36,435	36,435	$1.0978	40,000	39,884
Series D	10,826	10,801	$4.6185	49,883	49,692
Series E	9,391	9,277	$21.2967	197,574	197,271
Total	247,861	245,999		$330,251	$329,441
The holders of convertible preferred stock have various rights and preferences, including the following:
Liquidation preference
Upon a liquidation event, as defined in the restated certificate of incorporation, the holders of Series Seed, Series A, Series B, Series C, Series D, and Series E convertible preferred stock are entitled to receive, prior to and in preference to any distribution of the proceeds of such liquidation to common stockholders, an amount per share equal to $0.0878, $0.1993, $0.3317, $1.0978, $4.6185, and $21.2967, respectively, plus any declared but unpaid dividends on such shares. If the proceeds distributed among the holders of the preferred stock are insufficient to permit the holders of Series Seed, Series A, Series B, Series C, Series D, and Series E convertible preferred stock to receive the full payment noted above, then the entire proceeds legally available for distribution shall be distributed ratably among the holders of the preferred stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive.
Dividends
Holders of the Company’s preferred stock are entitled to receive dividends, when, as, and if declared by the Board of Directors, at the applicable dividend rate of $0.0070, $0.0159, $0.0265, $0.0878, $0.3695, and $1.7037 for each share of Series Seed, Series A, Series B, Series C, Series D, and Series E convertible preferred stock, respectively, prior to and in preference of any dividend paid to holders of the Company’s common stock (other than those payable in common stock or other securities and rights convertible into or entitling the holder thereof to receive additional shares of common stock). Such dividends shall not be cumulative. After payment of such dividends, any additional dividends or distributions of the Company will be distributed among all holders of common stock and preferred stock in proportion to the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock at the then effective conversion rate. No dividends have been declared in any period presented.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Voting
Each holder of preferred stock shall have the right to one vote for each share of Class A common stock into which the shares of preferred stock held by such holder could then be converted. In addition, (i) so long as at least 5.7 million shares of Series Seed preferred stock remain outstanding, the holders of the Series Seed preferred stock, exclusively and as a separate class, shall be entitled to elect one director of the Company; (ii) so long as at least 10.4 million shares of Series A preferred stock remain outstanding, the holders of the Series A preferred stock, exclusively and as a separate class, shall be entitled to elect one director of the Company; (iii) so long as at least 11.3 million shares of Series B preferred stock remain outstanding, the holders of the Series B preferred stock, exclusively and as a separate class, shall be entitled to elect one director of the Company; and (iv) the holders of outstanding common stock, exclusively and as a separate class, shall be entitled to elect two directors of the Company. The holders of the preferred stock and common stock, voting together as a single class and on an as-converted basis, shall be entitled to elect any remaining directors of the Company. On matters voted upon by the Board of Directors, one of the common stock directors (currently the Company’s Chief Executive Officer) is entitled to nine votes, while the Series Seed, Series A, and Series B preferred directors and the other common stock director, as well as any directors elected by preferred and common holders together, are each entitled to one vote.
Conversion
At the option of the holder thereof, each share of preferred stock is convertible into a number of shares of Class A common stock that results from dividing the applicable original issue price for such series by the applicable conversion price in effect on the date of conversion (the “Conversion Rate”). Each share of preferred stock will be automatically converted into shares of Class A common stock at the Conversion Rate at the time in effect for such series of preferred stock upon the earlier of (i) the closing of the Company’s sale of its common stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended (the “Securities Act”), resulting in gross proceeds of no less than $30.0 million in the aggregate (a “Qualified Initial Public Offering”), (ii) the effectiveness of the registration statement filed under the Securities Act in connection with a direct listing, as defined in the restated certificate of incorporation, that is approved by the Board of Directors, or (iii) the date, or the occurrence of an event, specified by vote or written consent or agreement of the holders of a majority of the then outstanding preferred stock, voting together as a single class and on an as-converted basis.
Class A and Class B common stock
The Company had two series of common stock outstanding as of December 31, 2023, December 31, 2024, and March 31, 2025, Class A and Class B. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting, conversion and transfer. Each share of Class A common stock is entitled to one vote per share and each share of Class B common stock is entitled to 15 votes per share. Shares of Class B common stock may be converted into Class A common stock at the option of the stockholder and are automatically converted upon (i) the final conversion date defined under the restated certificate of incorporation as (1) the date fixed by the Board of Directors that is no less than 61 days and no more than 180 days following the date on which the founders each fail to satisfy the Minimum Class B Share Ownership Condition (as defined in the restated certificate of incorporation), (2) the date that is twelve months after the death or disability of the founders of the Company, (3) the date specified by the holders of at least eighty percent of the then outstanding shares of Class B common stock or (4) the date that is twenty four months following the date on which the founders of the Company each have ceased providing services to the corporation, or (ii) upon the occurrence of a transfer of such shares of Class B common stock, other than a permitted transfer under the restated certificate of incorporation.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
As of December 31, 2023, the Company was authorized to issue 567.0 million Class A common stock and 119.0 million shares of Class B common stock, each at a par value of $0.00001, of which 80.1 million shares of Class A common stock and 90.9 million shares of Class B common stock were issued and outstanding. Included in the total number of shares outstanding as of December 31, 2023 are 0.5 million shares of Class A common stock and 0.2 million shares of Class B common stock subject to vesting, which are not considered outstanding for accounting purposes. As of December 31, 2024, the Company was authorized to issue 571.0 million shares of Class A common stock and 119.0 million shares of Class B common stock, each at a par value of $0.00001 per share, of which 124.2 million shares of Class A common stock and 90.7 million shares of Class B common stock were issued and outstanding. Included in the total number of Class A and Class B shares outstanding as of December 31, 2024 are 0.1 million shares of Class A common stock subject to vesting, which are not considered outstanding for accounting purposes. As of March 31, 2025, the Company was authorized to issue 586.5 million (unaudited) shares of Class A common stock and 119.0 million (unaudited) shares of Class B common stock, each at a par value of $0.00001, of which 124.3 million (unaudited) shares of Class A common stock and 90.7 million (unaudited) shares of Class B common stock were issued and outstanding.
Holders of the Company’s common stock are entitled to dividends, if and when declared by the Board of Directors and after any convertible preferred stock dividends are fully paid. As of December 31, 2023, December 31, 2024, and March 31, 2025 (unaudited), no dividends were declared.
As of December 31, 2024 and March 31, 2025, the Company had reserved shares of common stock for future issuance, on an as converted basis, as follows:

	December 31, 2024	March 31, 2025
		(unaudited)
Convertible preferred stock	245,999	245,999
RSUs (including CEO Equity Awards) outstanding	73,951	77,864
Stock options outstanding	24,023	23,869
Common stock warrants	261	261
Remaining shares authorized for future issuance	2,864	15,454
Total	347,098	363,447
Equity incentive plans
The Company maintains two equity incentive plans: the 2012 Equity Incentive Plan (the “2012 Plan”) and the 2021 Executive Equity Incentive Plan (the “2021 Plan,” and together, “the Plans”).
The 2012 Plan allows the Company to grant stock options, RSUs, and restricted stock awards (“RSAs”) to employees, directors, and consultants of the Company. Stock options granted under the 2012 Plan expire no later than ten years from the date of grant. Stock options and RSUs granted under the 2012 Plan have a service-based vesting period of four years with monthly vesting, subject to a one-year cliff for new hire grants. The 2012 Plan includes provisions for early exercisability, however, shares obtained by early exercise are subject to a repurchase right, wherein the Company may repurchase any unvested shares at their original exercise price in the event of an employee’s termination prior to full vesting.
Under the 2012 Plan, RSUs granted have both a service-based vesting condition and a performance-based vesting condition. Upon satisfaction of the performance vesting condition, these awards will vest as the service-based vesting condition is satisfied. The performance

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
vesting condition is satisfied on the earlier of (i) an acquisition or change in control of the Company or (ii) the earlier of (a) six months after the Company’s initial public offering or (b) March 15 of the calendar year following the Company’s initial public offering.
The 2021 Plan was established in June 2021 to allow the Company to grant stock options, RSUs, stock appreciation rights, and RSAs to the Company’s Chief Executive Officer (“CEO”). Awards granted under the 2021 Plan expire no later than ten years from the date of grant. Awards granted under the 2021 Plan in 2021 were all RSU awards that contain service-based, performance-based, and market-based vesting conditions, further discussed below in the section titled “CEO Equity Awards”.
As of December 31, 2023 and 2024, there were 71.4 million and 78.0 million stock-based awards outstanding and 3.3 million and 2.9 million shares available for issuance under the 2012 Plan, respectively.
As of December 31, 2023 and 2024, there were 22.5 million and 19.9 million, stock-based awards outstanding and zero and 1.0 million shares available for issuance under the 2021 Plan, respectively.
On February 13, 2025, the Board of Directors approved an increase to the number of shares of Class A common stock reserved for issuance under the 2012 Plan by 15.5 million (unaudited) shares.
As of March 31, 2025, there were 81.8 million (unaudited) stock-based awards outstanding and 14.5 million (unaudited) shares available for issuance under the 2012 Plan.
As of March 31, 2025, there were 19.9 million (unaudited) stock-based awards outstanding and 1.0 million (unaudited) shares available for issuance under the 2021 Plan.
Fair value of common stock
The fair value of common stock underlying stock options and RSUs has historically been determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors determined the fair value of the common stock at the time of grant of the option or RSU by considering a number of objective and subjective factors including important developments in the Company’s operations, valuations performed by an independent third party, sales of common stock and convertible preferred stock, secondary market transactions, actual operating results and financial performance, the conditions in the industry and the economy in general, the stock price performance and volatility of comparable public companies, and the lack of liquidity of the Company’s common stock, among other factors.
RSU release
In May 2024, the Company modified and released 34.6 million RSUs held by employees and former employees (including the CEO Equity Awards further discussed below) to remove the performance-based vesting condition (“the RSU Release”), resulting in their remeasurement as of the modification date. The service-based vesting condition related to such RSUs had been met as of the modification date. Accordingly, these RSUs were fully vested as of the modification date, resulting in the recognition of stock-based compensation expense, net of amounts capitalized, of $801.2 million, and the release of the underlying common stock. A total of 1,486 grantees were affected by this modification. The remaining outstanding RSU awards were not modified and continue to be subject to both service-based and performance-based vesting conditions.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Tender offer
In order to provide its employees with liquidity subsequent to the Abandoned Merger with Adobe, the Company facilitated a tender offer (the “2024 Tender Offer”), which opened on June 5, 2024 and closed on July 3, 2024, under which new and existing investors purchased an aggregate of 24.4 million shares of Class A common stock from investors, employees, and former employees of the Company at a purchase price of $23.19 per share for an aggregate purchase price of $566.7 million. Included in the shares of Class A common stock sold were 1.8 million shares of convertible preferred stock which were converted to Class A common stock at a 1:1 ratio immediately prior to closing. The Company determined that as a result of this transaction it had established a pattern of cash settlement of immature shares and stock options, resulting in a modification to its equity incentive plans. The Company made this determination when considering that it had previously facilitated two prior tender offer transactions in its fiscal years ended December 31, 2021 and December 31, 2020. The ability for employees to cash settle equity awards is contingent on the Company facilitating a third-party tender offer. As such, as of the date of the opening of the 2024 Tender Offer, the fair value of the maximum number of immature shares of common stock and stock options eligible to participate in the 2024 Tender Offer was reclassified from additional paid-in-capital and recorded as a liability as of the date of the opening of the 2024 Tender Offer. To the extent that the fair value of the immature shares of common stock and stock options exceeded the amount of stock-based compensation expense previously recognized, the excess was recognized as additional stock-based compensation expense. Accordingly, the Company recorded incremental stock-based compensation expense of $56.6 million in connection with this Tender Offer during the year ended December 31, 2024. Following the close of the 2024 Tender Offer in July 2024, the liability of $225.5 million representing the fair value of the immature shares of common stock and stock options that were eligible to participate was reclassified to additional paid-in capital. The Company did not recognize any other stock-based compensation expense related to the 2024 Tender Offer as the purchase price was equal to the fair value of the common stock on the date of the transaction.
A summary of stock-based compensation expense recognized in the consolidated statement of operations related to the RSU release and the incremental stock-based compensation expense from the 2024 Tender Offer is as follows (in thousands), net of amounts capitalized as internal-use software:

Year Ended
December 31, 2024
Cost of revenue	$24,858
Research and development	462,683
Sales and marketing	186,659
General and administrative	183,618
Total	$857,818
Stock options
2024 stock option grants
On August 22, 2024, the Company granted 10.5 million stock options with a grant date fair value of $8.50 per share, which expire five years after the grant date. The options were granted to eligible employees that elected to not tender all of their common stock received by them in connection with RSU Release as part of the Company’s 2024 Tender Offer. These stock options were fully vested at grant and therefore the related stock-based compensation expense was

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
recognized on the grant date. A summary of the related stock-based compensation expense recognized in the consolidated statement of operations related to the issuance of these stock option awards is as follows (in thousands), net of amounts capitalized as internal-use software:

Year Ended
December 31, 2024
Cost of revenue	$3,034
Research and development	47,024
Sales and marketing	20,160
General and administrative	17,901
Total	$88,119
Valuation assumptions
Estimating the grant date fair value of stock options requires the Company to make assumptions and judgments regarding the variables used in the calculation. These variables include the expected term (weighted-average period of time that the stock options granted are expected to be outstanding), the expected volatility of the Company’s common stock, expected risk-free interest rate, expected dividends and the fair value of the Company’s common stock.
The Company uses the simplified calculation of expected term, based on the midpoint between the vesting date and the end of the contractual term, as the Company does not have sufficient historical data to use any other method to estimate expected term. Expected volatility is based on an average of the historical volatilities of the common stock of several entities with characteristics similar to those of the Company. The expected risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected term of the option. The expected dividend yield is 0% as the Company has not paid, and does not expect to pay, cash dividends in the near future.
The following table summarizes the assumptions used in the valuation of the make-whole stock options granted to employees during the year ended December 31, 2024. No other stock options were granted during the year.

Year Ended
December 31, 2024
Expected term	2.5 years
Expected volatility	54.61%
Risk free interest rate	3.87%
Dividend yield	—%
Fair value of common stock on grant date	$23.19

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
No stock options were granted under either Plans during the year ended December 31, 2023. A summary of stock option activity and weighted-average exercise prices under the 2012 Plan and related information for all periods presented is as follows:

	Number of stock options outstanding under the 2012 Plan	Weighted-average exercise price per share	Weighted-average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding as of December 31, 2022	18,760	$0.19	6.2	$711,477
Options granted	—	—
Options exercised	(7)	0.31
Options forfeited	(101)	0.30
Outstanding as of December 31, 2023	18,652	$0.19	5.2	$428,955
Options granted	10,490	23.19
Options exercised	(5,116)	0.47
Options forfeited	(3)	0.34
Outstanding as of December 31, 2024	24,023	$10.18	4.4	$333,861
Options granted (unaudited)	—	—
Options exercised (unaudited)	(154)	2.21
Options forfeited (unaudited)	—	—
Outstanding as of March 31, 2025 (unaudited)	23,869	$10.23	4.1	$349,725
Vested and exercisable as of March 31, 2025 (unaudited)	23,869	$10.23	4.1	$349,725
Options exercised as reflected in the table above include early exercised options subject to repurchase. As of December 31, 2023, there were 0.5 million shares of common stock issued as a result of the early exercise of options subject to repurchase that are excluded from outstanding common stock for accounting purposes. As of December 31, 2024 and March 31, 2025, there were no early exercised options subject to repurchase. As of December 31, 2024 and March 31, 2025, there was no unrecognized stock-based compensation related to outstanding stock options.
The following table summarizes information about the value of options exercised and total fair value of options vested during the years ended December 31, 2023 and 2024 and three months ended March 31, 2024 and 2025 :

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Intrinsic value of options exercised	$290	$111,789	$1,729	$3,478
Total fair value of options vested	$1,676	$89,759	$170	$—
RSUs
The fair value of RSUs is determined using the fair value of the Company’s stock on the date of grant. The following table summarizes the activity for the Company’s unvested RSUs under the

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Plans excluding the equity awards granted to the Company’s CEO (“CEO Equity Awards”) (described below) during the year:

	Number of RSUs outstanding under the 2012 plan	Weighted-average grant date fair value per share

Unvested at December 31, 2022	44,506	$13.42
RSUs granted	11,308	$23.19
RSUs released	—	$—
RSUs forfeited	(3,059)	$13.81
Unvested at December 31, 2023	52,755	$12.96
RSUs granted	38,012	$25.33
RSUs released(1)	(31,239)	$23.19
RSUs forfeited	(4,702)	$20.93
Unvested at December 31, 2024	54,826	$22.80
RSUs granted (unaudited)	5,236	$32.58
RSUs released (unaudited)	—	$—
RSUs forfeited (unaudited)	(1,323)	$23.93
Unvested at March 31, 2025 (unaudited)	58,739	$23.64
__________________
(1)These shares represent the shares for which the performance-based vesting condition was removed as part of the RSU Release (excluding the CEO Equity Awards). As a result, these shares were remeasured based on the modification date fair value of $23.19. Please refer above for further discussion of the RSU Release.
In September 2022, the Company entered into the Merger Agreement. Due to the imminence of the transaction, newly issued RSU awards by the Company after the Merger Agreement date were granted with an additional service condition that required the award recipient to be employed at the Company on the date the acquisition closed in order for the awards to vest. On December 17, 2023, the Board of Directors approved a modification of these awards upon the Abandoned Merger with Adobe. The modification removed the service condition requiring the award recipient to be employed at the Company on the date the Adobe acquisition closed.
Primary financings
In connection with the RSU Release, the Company withheld approximately 18.1 million shares from the RSU holders to cover federal, state, and foreign withholding tax obligations. These withheld shares were returned to the Company’s available reserve under the 2012 Plan and the 2021 Plan, as applicable. In connection with the RSU Release, the Company simultaneously issued and sold 18.1 million shares of Class A common stock to new and existing investors to cover the respective employee tax liability owed to federal, state, and foreign tax jurisdictions as a result of the RSU Release (“RSU Release Primary Financing”). The Company received proceeds of approximately $419.0 million based on a purchase price of $23.19 per share.
In December 2024, the Company issued 2.5 million shares of Class A common stock to existing investors for proceeds of $60.0 million, based on a purchase price of $24.0751 per share.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Unrecognized stock-based compensation
Excluding the CEO Equity Awards, as described below, the Company had total unrecognized stock-based compensation related to RSUs of $1,389.3 million as of March 31, 2025 (unaudited).
As of March 31, 2025, 58.7 million RSUs (unaudited) were outstanding, excluding the CEO Equity Awards. Of the RSUs outstanding, excluding the CEO Equity Awards, 12.6 million RSUs (unaudited) had met their service condition.
If the performance vesting condition had been met on March 31, 2025, the Company would have recorded stock-based compensation of $656.7 million (unaudited) and unrecognized stock-based compensation related to the unvested RSUs, excluding the CEO Equity Awards, as of March 31, 2025 would have been $732.6 million (unaudited), and that would have been recognized over a weighted-average remaining requisite service period of 1.9 years (unaudited). The recognition of stock-based compensation would affect the cost of revenue, research and development, sales and marketing, and general and administrative operating expense line items.
CEO equity awards
CEO Market Award
In October 2021, the Board of Directors approved a grant to the Company’s CEO, Dylan Field, of RSUs, with respect to 11.3 million shares of Class B common stock (the “CEO Market Award”). The grant has service-based, market-based, and performance-based vesting conditions.
The award is comprised of three tranches that are eligible to vest based on the achievement of certain public market capitalization targets as follows:

Tranche	Public market capitalization targets	Shares of Class B common stock vested (thousands)
1	$15 billion	1,875
2	$20 billion	3,750
3	$25 billion	5,625
		11,250
The performance period for each tranche begins on the first trading day following the later of (a) the initial public offering date, or (b) October 27, 2021 and ends on the earliest to occur of (i) the date on which all shares subject to the CEO Market Award vests, (ii) the date Mr. Field ceases to satisfy the service-based vesting condition, (iii) the seventh anniversary of the grant date, or (iv) the occurrence of an acquisition of the Company prior to the initial public offering date. Public market capitalization is calculated on a fully-diluted basis implied by the volume weighted-average price for any 30-day trading period after the completion of an initial public offering, or in the case of an acquisition of the Company, the aggregate amount actually distributed to holders of the Company’s capital stock.
The CEO Market Award contains an implied performance-based vesting condition satisfied upon the initial public offering or change in control date because no shares subject to the grant will vest unless one of these two events occurs. The CEO Market Award was not modified as part of the RSU Release in May 2024. Accordingly, as of March 31, 2025, all compensation expense related to the CEO Market Award was unrecognized because the performance-based vesting condition was not deemed probable of being achieved. The Company had $72.2 million (unaudited)of total unrecognized stock-based compensation related to the CEO Market Award as of March 31, 2025.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
The Company estimated the grant date fair value of the CEO Market Award using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates into the valuation the possibility that the public market capitalization targets may not be satisfied. The weighted-average grant date fair value of the award was estimated to be $6.42 per share, and the Company will recognize total stock-based compensation expense of $72.2 million once the performance-based vesting condition is satisfied. The Company will recognize stock-based compensation expense regardless of whether the market conditions are achieved.
CEO Service Award
In October 2021, the Board of Directors approved a grant to the Company’s Founder and CEO, Dylan Field, of RSUs, with respect to 11.3 million shares of Class B common stock (the “CEO Service Award”). The grant has service-based and performance-based vesting conditions.
The award is comprised of four tranches that vest annually beginning on July 1, 2022 so long as the CEO is in continuous service through each applicable vesting date.
In May 2024, the CEO Service Award was modified to remove the performance-based vesting condition satisfied upon the initial public offering or change in control date for RSUs for which the service-based vesting condition had been met as of the modification date. Accordingly, these RSUs were remeasured and fully vested as of the modification date, resulting in the recognition of stock-based compensation expense of $78.3 million, and the release of 3.4 million shares of Class B common stock. The remaining outstanding RSU awards were not modified and continue to be subject to both service-based and performance-based vesting conditions. The Company had $84.1 million (unaudited) of total remaining unrecognized stock-based compensation related to the CEO Service Award as of March 31, 2025 that will continue to be deferred until the performance-based vesting condition is deemed probable of being achieved.
Note 11. Net Income Per Share
The Company computes earnings per share using the two-class method required for multiple classes of common stock and participating securities. The rights, including the liquidation and dividend rights, of the Class A common stock and Class B common stock are the same, other than voting rights. Accordingly, the Class A common stock and Class B common stock share equally in the Company’s net income (loss), and as such have been combined for the purpose of calculating net income per share. The Company’s participating securities also include convertible preferred stock, which do not have a legal obligation to share in the Company’s losses.
Basic net income per share is computed by dividing net income (loss) attributable to common stockholders by the weighted-average number of shares of total common stock outstanding.
For the year ended December 31, 2023, diluted net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of diluted common shares outstanding. For the year ended December 31, 2024, diluted net loss per share is the same as basic net loss per share because the effects of potentially dilutive securities were antidilutive given the Company’s net loss for the period. The dilutive effect of potentially dilutive common shares is reflected in diluted earnings per share by application of the if-converted method for the Company’s outstanding preferred stock, and by application of the treasury stock method for the Company’s other potentially dilutive securities.
For the three months ended March 31, 2024, diluted net income per share is the same as basic net income per share because the effects of potentially dilutive securities were antidilutive given there was no net income attributable to common stockholders. For the three months ended March 31, 2025, diluted net income per share is computed by dividing net income attributable to common stockholders by the weighted-average number of diluted common shares outstanding.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
The dilutive effect of potentially dilutive common shares is reflected in diluted earnings per share by application of the if-converted method for the Company’s outstanding preferred stock, and by application of the treasury stock method for the Company’s other potentially dilutive securities.
The following table sets forth the computation of the basic and diluted net income per share attributable to common stockholders during the periods presented.

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Basic net income per share:
Numerator:
Net income (loss) attributable to common stockholders	$285,859	$(732,120)	$—	$8,611
Denominator:
Weighted-average shares outstanding used in computing net income (loss) per share, basic	168,399	195,612	170,625	214,883
Net income (loss) per share, basic	$1.70	$(3.74)	$—	$0.04
Diluted net income per share:
Numerator:
Net income (loss) attributable to common stockholders	$285,859	$(732,120)	$—	$8,611
Reallocation of net income to common stockholders considering potentially dilutive securities	18,274	—	—	334
Net income (loss) attributable to common stockholders considering potentially dilutive securities	$304,133	$(732,120)	$—	$8,945
Denominator:
Weighted-average shares outstanding used in computing net income (loss) per share, basic	168,399	195,612	170,625	214,883
Effect of dilutive securities:
Stock options	18,548	—	—	15,933
Warrants	260	—	—	260
Weighted-average shares outstanding used in computing net income (loss) per share, diluted	187,207	195,612	170,625	231,076
Net income (loss) per share, diluted	$1.62	$(3.74)	$—	$0.04

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
The weighted-average impact of potentially dilutive securities that were not included in the diluted per share calculations because they would be anti-dilutive was as follows.

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
RSUs	47,589	49,748	62,604	55,313
Unvested RSAs	—	262	460	84
CEO Equity Award(1)	22,500	20,679	22,500	19,937
Convertible preferred stock(2)	—	246,993	247,819	—
Stock options	—	19,823	18,627	—
Warrants	—	261	261	—
Total	70,089	337,766	352,271	75,334
__________________
(1)In October 2021, the Board of Directors approved a grant to the Company’s CEO of RSUs with respect to 22.5 million shares of Class B common stock. See Note 10 “Stockholders’ Equity” for further details.
(2)For the year ended December 31, 2023, convertible preferred stock was included in the dilutive per share calculation under the two class method. For the year ended December 31, 2024, convertible preferred stock was not included in the dilutive per share calculation under the two class method, as the convertible preferred stockholders were not legally obligated to share in the Company’s losses. For the three months ended March 31, 2024, convertible preferred stock was not included in the dilutive per share calculation under the two class method, as there was no net income attributable to common stockholders. For the three months ended March 31, 2025, convertible preferred stock was included in the dilutive per share calculation under the two class method.
Note 12. Other Income, Net
Other income, net consisted of the following:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
Interest income	$19,853	$63,701	$17,831	$15,528
Unrealized gains (losses) on equity securities	—	23,766	312	(8,266)
Other income(1)	1,000,036	—	—	—
Other expense, net	(514)	(3,105)	(958)	12
Total other income, net	$1,019,375	$84,362	$17,185	$7,274
__________________
(1)On December 17, 2023, the Company abandoned its Merger Agreement with Adobe. Subject to the terms of the Merger Agreement, upon abandonment of the deal, Adobe was required to pay the Company a termination fee of $1.0 billion.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Note 13. Income Taxes
For the years ended December 31, 2023 and 2024, the Company’s income (loss) before provision for income taxes was as follows:

	Year Ended December 31,
	2023	2024
United States	$942,722	$(801,821)
Foreign	3,197	8,750
Income (loss) before income taxes	$945,919	$(793,071)
For the years ended December 31, 2023 and 2024, the provision for (benefit from) income taxes consisted of the following:

	Year Ended December 31,
	2023	2024
Current:
Federal	$186,475	$(57,990)
State	20,759	(4,322)
Foreign	844	2,531
Total	$208,078	$(59,781)

Deferred:
Federal	$—	$—
State	—	—
Foreign	—	(1,170)
Total	—	(1,170)

Provision for (benefit from) income taxes	$208,078	$(60,951)
The Company’s benefit from income taxes in the year ended December 31, 2024 primarily resulted from federal research and development credits earned during the year that will be carried back to offset income taxes paid related to its fiscal year ended December 31, 2023. As a result, the Company recorded a long-term income tax receivable of $51.5 million, which was classified within other assets on the consolidated financial statements.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
The Company’s effective tax rates for the years ended December 31, 2023 and 2024 differ from the statutory rate as follows:

	Year Ended December 31,
	2023	2024
Expected tax provision at statutory income tax rate	21.0%	21.0%
Research & development credits	(1.3)%	7.4%
Stock-based compensation	—%	(0.1)%
State taxes	2.1%	6.0%
Foreign rate differential	—%	0.1%
Transaction costs	(0.2)%	—%
US taxation on foreign operations	(0.6)%	—%
Other	0.1%	(0.3)%
Change in valuation allowance	0.9%	(26.4)%
Provision for income taxes	22.0%	7.7%
Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes at the enacted rates.
The significant components of the Company’s deferred tax assets and liabilities were as follows:

	Year Ended December 31,
	2023	2024
Deferred tax assets:
Operating lease liabilities	$2,185	$6,129
Stock based compensation	1,184	16,264
Net operating loss carryforwards	549	49,484
Research and development tax credits	—	17,354
Capitalized research expenditures	43,666	179,787
Other timing differences	867	2,286
Gross deferred tax assets	48,451	271,304
Valuation allowance	(41,950)	(251,172)
Total deferred tax assets, net of valuation allowance	6,501	20,132
Deferred tax liabilities:
Operating lease right-of-use assets	(1,984)	(6,095)
Capitalized expenses	(3,850)	(6,962)
Other	(667)	(5,904)
Total deferred tax liability	(6,501)	(18,961)
Net deferred tax assets	$—	$1,171

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Based on the evaluation of positive and negative evidence as of the balance sheet date, the Company applied a full valuation allowance against all of its U.S. federal and state net deferred taxes of approximately $41.9 million at December 31, 2023 and $251.2 million at December 31, 2024.
As of December 31, 2024, the Company had federal and state net operating loss (“NOL”) carryforwards of approximately $164.0 million and $181.5 million, respectively. The federal NOLs do not expire and the state NOLs begin to expire in 2029.
As of December 31, 2024, the Company also had federal research and development credit carryforwards of approximately $0.1 million which begin to expire in 2041 and state research and development credit carryforwards of approximately $24.7 million which begin to expire in 2029.
Federal and state tax laws impose restrictions on utilization of NOL and tax credit carryforwards in the event of an ownership change, as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). The Company’s ability to utilize its NOL and tax credit carryforwards are subject to limitation under these provisions.
A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows for both periods presented:

	Year Ended December 31,
	2023	2024
Balance at beginning of year	$11,909	$12,401
Additions based on tax positions related to the current year	5,052	32,804
Reductions for tax positions of prior years	(4,560)	(10)
Balance at end of year	$12,401	$45,195
The Company recognizes the effect of uncertain income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition are reflected in the period in which the change in judgment occurs. Included in the balance of uncertain income tax positions as of December 31, 2024 are $37.5 million of tax benefits that, if recognized, would affect the effective tax rate.
The Company recognizes interest and penalties related to its uncertain tax positions as a component of its provision for income taxes. As of and for the years ended December 31, 2023 and 2024, accrued interest and penalties related to unrecognized tax benefits were not material.
The Company’s primary tax jurisdiction is the United States. The Company is subject to U.S. federal, state, and foreign income tax. Generally, in the U.S. federal and state jurisdictions, tax periods in which certain loss and credit carryforwards are generated remain open for audit until such time as the limitation period ends for the year in which such losses or credits are utilized. All tax periods remain open to examination by major taxing jurisdictions to which the Company is subject. The Company is not currently under examination by income tax authorities for federal or state purposes. The Company does not anticipate significant changes to its current uncertain tax positions through December 31, 2025.

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
For the Three Months Ended March 31, 2024 and 2025 (unaudited)
The Company computed the income tax provision by applying the estimated effective tax rate to the year-to-date pre-tax income and adjusted for discrete tax items in the period. The Company’s effective tax rates were as follows for each respective period presented:

	Three Months Ended March 31,
	2024	2025
	(unaudited)
Effective tax rate	54.1%	4.6%
The difference between the U.S. statutory rate and the Company’s effective tax rate for all periods presented was primarily due to the valuation allowances on the Company’s deferred tax assets. The Company continued to maintain a full valuation allowance against its deferred tax assets in the United States, including all U.S. state jurisdictions as of March 31, 2025, as it is not more likely than not that they will be realized. The decrease in the effective tax rate during the three months ended March 31, 2025 was primarily driven by the availability of net operating loss carryforwards to offset taxable income during the three months ended March 31, 2025, which were not available during the three months ended March 31, 2024.
The Company is subject to income tax audits in the U.S. and foreign jurisdictions. The Company records liabilities related to uncertain tax positions and believes that it has provided adequate reserves for income tax uncertainties in all open tax years.
Note 14. Defined Contribution Plan
The Company maintains a tax-qualified retirement plan that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Code limits. The plan is a non-elective employer contribution per the safe harbor clause. The Company matches employee contributions at a rate of 3% of the employees’ total salary, up to a maximum annual matched contribution of $9,900 and $10,350 per employee for 2023 and 2024, respectively, which is 50% vested after one year of service and 100% vested after two years of service. The 401(k) plan is intended to be qualified under Section 401(a) of the Code with the 401(k) plan’s related trust intended to be tax exempt under Section 501(a) of the Code. As a tax-qualified retirement plan, contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan. The Company’s matching contributions to its 401(k) plan totaled $5.8 million and $7.2 million for the years ended December 31, 2023 and 2024, respectively.
Note 15. Segment and Geographic Information
Segment information
The Company’s chief operating decision maker (“CODM”) is the CEO. The Company manages its operations and allocates resources as a single operating segment at the consolidated level. Accordingly, the CODM uses consolidated net income (loss), as reported on the consolidated statements of operations, to assess performance of the Company and to allocate resources as part of the annual reporting process and to assess the performance of the Company’s single reportable segment, primarily by monitoring actual results versus the actual plan.
The significant expenses reviewed by the CODM are consolidated operating expenses and stock-based compensation, as presented in the consolidated statement of operations. Consolidated operating expenses include research and development, sales and marketing, and

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
general and administrative expenses. Research and development, sales and marketing, and general and administrative expenses include depreciation and amortization expense, which is disclosed in Note 5, “Property and Equipment, Net” and Note 6, “Goodwill and Intangible Assets, Net,” respectively. Other segment items consist of other income, net and provision for (benefit from) income taxes, as presented in the consolidated statement of operations.
The CODM does not evaluate segment performance using balance sheet information.
Geographic areas
Long-lived assets and revenue by geographic region, based on the physical location of the operations recording the asset or the sale, are as follows:
Long-lived assets
The following table sets forth long-lived assets by geographic area which primarily consist of property and equipment, net and operating lease right-of-use assets, and are attributed to a country based on the physical location of the assets. Aggregate property and equipment, net and operating lease right-of-use assets by geographic area was as follows:

	As of December 31,
	2023	2024	As of March 31, 2025
			(unaudited)
United States	$19,015	$39,606	$77,366
International	6,291	4,217	6,315
Total	$25,306	$43,823	$83,681
No single country outside of the United States accounted for more than 10% of total long-lived assets, other than the United Kingdom, whose long-lived assets were approximately 20%, 5%, and 5% (unaudited) of our total long-lived assets as of December 31, 2023, December 31, 2024, and March 31, 2025 respectively.
Revenue
The following table shows the Company’s revenue by geographic areas, as determined based on the billing address of its customers:

	Year Ended December 31,		Three Months Ended March 31,
	2023	2024	2024	2025
			(unaudited)
United States	$252,289	$359,406	$76,589	$107,463
International	252,585	389,605	79,640	120,736
Total	$504,874	$749,011	$156,229	$228,199
No single country outside of the United States accounted for more than 10% of total revenue for the years ended December 31, 2023 and December 31, 2024 or the three months ended March 31, 2024 (unaudited) or 2025 (unaudited).

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Note 16. Subsequent Events
The Company assessed subsequent events through April 15, 2025, which was the date the consolidated financial statements were available to be issued. The Company has identified the following subsequent events:
Increase to 2012 Equity Incentive Plan share pool
On February 13, 2025, the Board of Directors approved an increase to the number of shares of Class A common stock reserved for issuance under the 2012 Plan by 15.5 million shares for a total of 196.4 million shares of Class A common stock reserved for issuance under the 2012 Plan, effective as of February 18, 2025.
Amendment to Certificate of Incorporation
On February 18, 2025, the Company filed a certificate of amendment to the Company’s restated certificate of incorporation to (i) increase the number of authorized shares of common stock by 15.5 million shares for a total of 705,456,420 shares and (ii) increase the number of common stock shares designated as Class A common stock by 15.5 million shares for a total of 586,500,000 shares.
New York lease modification
On March 6, 2025, the Company entered into an amendment to extend the lease terms for two existing operating leases through July 2033, including the addition of floors at its New York corporate office location. The lease amendment was accounted for as a lease modification in accordance with ASC 842. The total future minimum lease payments associated with the amended lease agreement are $58.8 million. The Company will receive lease incentives in the amount of $7.1 million in the form of an allowance for tenant improvements related to the future design and build out of the space.
RSU grants
Subsequent to December 31, 2024, the Company’s Board of Directors granted 5.2 million RSUs. The Company currently estimates that the unrecognized stock-based compensation expense related to these RSUs will be approximately $170.6 million. These RSUs will vest upon satisfaction of service-based and performance-based vesting conditions.
Asset purchase
On April 7, 2025, the Company acquired the intellectual property assets and assembled workforce of a technology company for $14.0 million in cash, of which $1.4 million is expected to be paid twelve months following the closing date, subject to any indemnification claims. The acquisition will be accounted for as a business combination under ASC 805, Business Combinations and the total purchase consideration will be allocated to the net assets acquired based on their fair values as of the acquisition date.
Note 17. Subsequent Events (Unaudited)
The Company evaluated subsequent events through May 23, 2025, the date on which the unaudited consolidated interim financial statements were available to be issued. The Company has identified the following subsequent events:

FIGMA, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in tables are in thousands except per share data, percentages, or as otherwise noted)
Acquisition
On April 17, 2025, the Company acquired all outstanding equity interests of a technology company that is a self-hosted headless content management system and application framework, pursuant to an agreement and plan of merger. The preliminary consideration is estimated to be approximately $35.5 million, consisting of cash, Class A common stock, RSAs, and RSUs. Of the $35.5 million in total consideration, $25.1 million is subject to ongoing employee service and will be recognized as post combination compensation expense over a service period of four years. $1.1 million of the purchase consideration transferred is expected to be paid 18 months following the closing date of the transaction, subject to any indemnification claims.
The purchase price will be allocated to the net assets acquired based on their fair values at the acquisition date.
Digital asset purchase
On May 8, 2025, the Board of Directors approved an investment of $30.0 million in Bitcoin. Subsequently, the Company purchased 30.0 million USD COIN (USDC), a stablecoin, for $1 per USDC totaling $30.0 million. The Company intends to re-invest its stablecoin holdings into Bitcoin at a later date.

          Shares
Figma, Inc.
Class A Common Stock

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC	ALLEN & COMPANY LLC

Through and including        , 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all costs and expenses to be paid by Figma, Inc. (the “Registrant”), other than underwriting discounts and commissions, in connection with the sale of Class A common stock being registered hereby. All amounts shown are estimates except for the Securities and Exchange Commission (“SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee, and the listing fee:

Amount Paid or to be Paid
SEC registration fee	$ *
FINRA filing fee	*
Listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees and expenses	*
Miscellaneous expenses	*
Total	$ *
__________________
*To be provided by amendment.
ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law (“DGCL”) authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the DGCL are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act of 1933, as amended (the “Securities Act”).
As permitted by the DGCL, the Registrant’s restated certificate of incorporation to be effective immediately prior to the completion of this offering contains provisions that eliminate the personal liability of its directors and officers for monetary damages for any breach of fiduciary duties as a director or officer, except liability for the following:
•any breach of the directors’ or officers’ duty of loyalty to the Registrant or its stockholders;
•acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
•with respect to directors, under Section 174 of the DGCL (regarding unlawful dividends and stock purchases);
•any transaction from which the director or officer derived an improper personal benefit; and

•with respect to officers, any action by or in the right of the corporation.
As permitted by the DGCL, the Registrant’s restated bylaws to be effective immediately prior to the completion of this offering, provide that:
•the Registrant is required to indemnify its directors and executive officers to the fullest extent permitted by the DGCL, subject to very limited exceptions;
•the Registrant may indemnify its other employees and agents as set forth in the DGCL;
•the Registrant is required to advance expenses, as incurred, to its directors and executive officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to very limited exceptions; and
•the rights conferred in the restated bylaws are not exclusive.
Prior to completion of this offering, the Registrant intends to enter into indemnification agreements with each of its then-current directors and executive officers to provide these directors and executive officers additional contractual assurances regarding the scope of the indemnification set forth in its restated certificate of incorporation and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the Registrant for which indemnification is sought. The indemnification provisions in its restated certificate of incorporation, restated bylaws, and the indemnification agreements entered into or to be entered into between the Registrant and each of its directors and executive officers may be sufficiently broad to permit indemnification of the directors and executive officers for liabilities arising under the Securities Act.
The Registrant currently carries liability insurance for its directors and officers.
Certain of the Registrant’s directors are also indemnified by their employers with regard to service on the Registrant’s Board of Directors.
In addition, the underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.
ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.
Since May 1, 2022, the Registrant has issued and sold the following securities:
•In December 2024, the Registrant sold an aggregate of 2,492,200 shares of its Class A common stock to 10 accredited investors at a purchase price of $24.0751 per share for an aggregate purchase price of approximately $60.0 million.
•In May and June 2024, the Registrant sold an aggregate of 18,064,377 shares of its Class A common stock to 53 accredited investors at a purchase price of $23.19 per share for an aggregate purchase price of approximately $419.0 million.
•The Registrant granted stock options to its officers and employees to purchase an aggregate of 9,678,640 shares of its Class A common stock under the 2012 Equity Incentive Plan (the “2012 Plan”) with a weighted-average per share exercise price of $23.19, and the Registrant issued 6,602,232 shares of its Class A common stock upon exercise of stock options under its 2012 Plan.
•The Registrant granted to its directors, officers, employees, consultants, and other service providers an aggregate of 68,845,225 restricted stock units to be settled in shares of its Class A common stock under the 2012 Plan.

•The Registrant granted stock options to Mr. Field to purchase 811,896 shares of its Class B common stock under the 2021 Executive Equity Incentive Plan with a per share exercise price of $23.19.
•In June 2022, January 2023, June 2023, July 2023, and April 2025 the Registrant issued an aggregate of 1,230,170 shares of its Class A common stock as consideration to accredited investors in connection with the acquisition of six privately-held companies.
Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.
ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)Exhibits.

Exhibit Number	Description of Document
1.1*	Form of Underwriting Agreement.
3.1	Restated Certificate of Incorporation of Figma, Inc., as amended and currently in effect.
3.2*	Form of Restated Certificate of Incorporation of Figma, Inc., that will become effective immediately prior to the completion of this offering.
3.3	Amended and Restated Bylaws of Figma, Inc., as currently in effect.
3.4*	Form of Restated Bylaws of Figma, Inc., that will become effective immediately prior to the completion of this offering.
4.1*	Form of Class A Common Stock certificate of Figma, Inc.
4.2	Amended and Restated Investors’ Rights Agreement among Figma, Inc. and certain holders of its capital stock, dated May 15, 2024.
4.3	Common Stock Warrant, dated November 20, 2018, by and between Figma, Inc. and Silicon Valley Bank.
5.1*	Opinion of Fenwick & West LLP.
10.1*#	Form of Indemnification Agreement between Figma, Inc. and each of its directors and executive officers.
10.2#	Figma, Inc. Amended and Restated 2012 Equity Incentive Plan and related form agreements.
10.3#	Figma, Inc. 2021 Executive Equity Incentive Plan and related form agreements.
10.4*#	Figma, Inc. 2025 Equity Incentive Plan and related form agreements.
10.5*#	Figma, Inc. 2025 Employee Stock Purchase Plan and related form agreements.
10.6*#	Offer Letter between Dylan Field and Figma, Inc., dated .
10.7*#	Offer Letter between Praveer Melwani and Figma, Inc., dated .
10.8*#	Offer Letter between Shaunt Voskanian and Figma, Inc., dated .

Exhibit Number	Description of Document
10.9*#	Form of Change of Control and Severance Agreement between Figma, Inc. and each of its named executive officers.
10.10	Office Lease, between Phelan Building LLC and Figma, Inc., dated April 28, 2021.
10.11	First Amendment to Office Lease, between Phelan Building LLC and Figma, Inc., dated March 1, 2024.
21.1*	List of Subsidiaries of Figma, Inc.
23.1*	Consent of Ernst & Young LLP, independent registered public accounting firm.
23.2*	Consent of Fenwick & West LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included in the signature page to this Registration Statement on Form S-1).
99.1	Irrevocable Proxy and Power of Attorney, dated March 7, 2022, by and among Evan Wallace, the Wu-Wallace Family Trust and Dylan Field.
99.2	Consent of International Data Corporation.
99.3**	Consent of Forrester Research, Inc.
107*	Filing Fee Table.
__________________
*To be filed by amendment.
**Previously filed.
#Indicates management contract or compensatory plan.
(b)Financial Statement Schedules.
All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.
ITEM 17. UNDERTAKINGS.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding, is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(a)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Francisco, California, on the                 day of                 , 2025.

FIGMA, INC.

By:
Dylan Field
Chief Executive Officer and President
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Dylan Field and Praveer Melwani, and each of them, as his or her true and lawful attorneys-in-fact, proxies, and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies, and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies, and agents, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chair of the Board of Directors, Chief Executive Officer, and President (Principal Executive Officer)	, 2025
Dylan Field

	Chief Financial Officer and Treasurer (Principal Financial Officer)	, 2025
Praveer Melwani

	Chief Accounting Officer (Principal Accounting Officer)	, 2025
Tyler Herb

	Director	, 2025
Mamoon Hamid

	Director	, 2025
Kelly A. Kramer

	Director	, 2025
John Lilly

	Director	, 2025
Andrew Reed

	Director	, 2025
Danny Rimer

	Director	, 2025
Lynn Vojvodich Radakovich